As filed with the Securities and Exchange Commission on August 21, 2026

REGISTRATION NOS. 333-    and 333-    -01

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SF-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DTE ELECTRIC COMPANY	DTE ELECTRIC SECURITIZATION FUNDING III LLC
(Exact name of registrant, sponsor and depositor as specified in its charter)	(Exact name of registrant and issuing entity as specified in its charter)
Michigan	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)
1-2198	333- -01
(Commission File Number)	(Commission File Number)
0000028385	0002151176
(Central Index Key Number)	(Central Index Key Number)
38-0478650	41-4789752
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)
One Energy Plaza Detroit, Michigan 48226-1221	C/O DTE Electric Company One Energy Plaza
(313) 235-4000	Detroit, Michigan 48226-1221
(313) 235-4000
(Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)

Lisa A. Muschong

DTE Electric Company

One Energy Plaza

Detroit, Michigan 48226-1221

(313) 235-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Andrea E. Hayden DTE Electric Company One Energy Plaza Detroit, Michigan 48226-1221 (313) 235-4000	Michael F. Fitzpatrick, Jr. Adam R. O’Brian Hunton Andrews Kurth LLP 200 Park Avenue New York, New York 10166 (212) 309-1000	David S. Baxter Alexandra F. Calcado Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd Street New York, New York 10019-6131 (212) 858-1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 21, 2026

PRELIMINARY PROSPECTUS

$    SENIOR SECURED SECURITIZATION BONDS, SERIES 2026A

DTE ELECTRIC COMPANY

Sponsor, Depositor and Initial Servicer

Central Index Key Number: 0000028385

DTE ELECTRIC SECURITIZATION FUNDING III LLC

Issuing Entity

Central Index Key Number: 0002151176

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered	Scheduled Final Payment Date	Final Maturity Date	Interest Rate	Initial Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuing Entity (Before Expenses)
A-1
A-2

(1)	Interest on the Bonds will accrue from , 2026. If the Bonds are delivered after that date, the purchaser will pay accrued interest.
(2)	We have agreed to pay or reimburse the underwriters for certain fees and expenses in connection with this offering. See “Plan of Distribution” and “Use of Proceeds”.

The total price to the public is $     . The total amount of the underwriting discounts and commissions is $     . The total amount of proceeds to DTE Electric Securitization Funding III LLC before deduction of expenses (estimated to be $    ) is $    . The distribution frequency is semi-annually. The first expected distribution date is    , 20 .

Investing in the Senior Secured Securitization Bonds, Series 2026A involves risks. See “Risk Factors” beginning on page 22 to read about factors you should consider before buying the Bonds.

DTE Electric Company, or DTE Electric, as Depositor, is offering $     aggregate principal amount of the Senior Secured Securitization Bonds, Series 2026A, in two tranches, referred to herein as the Bonds, to be issued by DTE Electric Securitization Funding III LLC, as the Issuing Entity. DTE Electric is also the Seller, Initial Servicer and Sponsor with regard to the Bonds. The Bonds will be issued pursuant to Public Act 142 of 2000, as amended, which amended Public Act 3 of 1939, MCL 460.1 et seq., or the Statute, and an irrevocable Financing Order issued by the Michigan Public Service Commission, or MPSC, on August 6, 2026.

The Bonds are senior secured obligations of the Issuing Entity supported by (1) Distribution Securitization Property, which includes the right to irrevocable nonbypassable charges, known as Distribution Securitization Charges, paid by all existing and future Distribution Customers and (2) Power Supply Securitization Property, which includes the right to irrevocable nonbypassable charges, known as Power Supply Securitization Charges, paid by all existing and future Power Supply Customers (each subject to the exceptions described in this prospectus), of DTE Electric, or its successors, based on their electricity usage as discussed in this prospectus. Under the Financing Order, Distribution Customers will be responsible to pay Distribution Securitization Charges and Power Supply Customers will be responsible to pay Power Supply Securitization Charges. The Statute mandates that each Securitization Charge be adjusted at least annually, and the Financing Order further permits true-up adjustments to occur semi-annually (and in certain circumstances quarterly or more frequently) if necessary, in each case to ensure the expected recovery of the applicable charges during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds, as described further in this prospectus.

Credit enhancement for the Bonds will be provided by such “true-up” mechanism as well as by Accounts held under the Indenture for the Bonds.

The Bonds represent obligations only of the Issuing Entity, and do not represent obligations of DTE Electric or any of its affiliates, other than the Issuing Entity. The Bonds are secured by the assets of the Issuing Entity, consisting principally of the Securitization Property and funds on deposit in the Accounts held under the Indenture for the Bonds. Please read “Security for the Bonds” in this prospectus. The Bonds are not a debt or liability of the State of Michigan and are not a charge on its full faith and credit or taxing power.

In the Financing Order, the MPSC affirms that it will act pursuant to the Financing Order to ensure that the expected Securitization Charges are sufficient to pay on a timely basis scheduled principal of and interest on the Bonds and the ongoing other qualified costs as described below in this prospectus. The Financing Order, together with the Securitization Charges authorized by the Financing Order, are irrevocable and not subject to reduction, impairment, postponement, termination or adjustment by further action of the MPSC, except by use of the true-up mechanism approved in the Financing Order.

Interest will accrue on the Bonds from the date of issuance. The Bonds are scheduled to pay principal and interest semi-annually on    and    of each year. The first Scheduled Payment Date is     , 20 . On each Payment Date, sequentially, each Bond will be entitled to payment of principal, but only to the extent funds are available in the Accounts held under the Indenture for the Bonds after payment of certain fees and expenses and after payment of interest.

DTE Electric is the sole member of the Issuing Entity and is the sole owner of the Issuing Entity’s equity interests. DTE Electric’s Central Index Key number is 0000028385. The Issuing Entity’s Central Index Key number is 0002151176.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Bonds will be ready for delivery in book-entry form through the facilities of The Depository Trust Company, or DTC, for the accounts of its participants, including Clearstream Banking, Luxembourg, S.A. and Euroclear Bank SA/NV, as operator of the Euroclear System, against payment of immediately available funds in New York, New York on or about    , 2026.

Sole Book-Running Manager

Citigroup

The date of this prospectus is      , 2026.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed with the Securities and Exchange Commission, or SEC. This prospectus provides you with information about the Issuing Entity, the Bonds and DTE Electric Company, or DTE Electric, the Depositor, Seller, Sponsor and Initial Servicer. This prospectus describes the terms of the Bonds being offered hereby. You should carefully review this prospectus, any free writing prospectus the Issuing Entity files with the SEC, and the information, if any, contained in the documents referenced in this prospectus under the heading “Where You Can Find More Information”.

References in this prospectus to the term we, us or the Issuing Entity mean DTE Electric Securitization Funding III LLC, the entity which will issue the Bonds. References to the Bonds, unless the context otherwise requires, mean the senior secured securitization bonds offered pursuant to this prospectus. References to DTE Electric, the Seller, the Depositor or the Sponsor refer to DTE Electric Company. References to the Servicer are to DTE Electric as Initial Servicer, and any successor Servicer under the Servicing Agreement described in this prospectus. References to the Administrator mean DTE Electric, or any successor or assignee under the Administration Agreement described in this prospectus.

References to the MPSC are to the Michigan Public Service Commission. References to the Statute are to the laws of the State of Michigan adopted in June 2000 enacted as 2000 PA 142, as amended, which authorizes the MPSC to approve the recovery of qualified costs by certain electric utilities through the issuance of securitization bonds. Unless the context otherwise requires, the term customer or retail electric distribution customers means a Michigan retail electric distribution customer of an electric utility such as DTE Electric, and Customers mean all existing and future retail electric distribution customers of DTE Electric or its successors, subject to one or both of Power Supply Securitization Charges or Distribution Securitization Charges (each as defined under “Glossary” in this prospectus), collectively referred to herein as Securitization Charges. References to either Power Supply Securitization Property or Distribution Securitization Property (each as defined under “Glossary” in this prospectus), are collectively referred to herein as Securitization Property. References to Belle River means DTE Electric’s Belle River generating facility, references to MERC means DTE Electric’s wholly owned subsidiary Midwest Energy Resources Company. References to Power Supply Customers include all Distribution Customers (as defined below), excluding retail open access (ROA) customers as of August 6, 2026 (and who do not become retail electric distribution customers of DTE Electric or its successors after August 6, 2026), or Current ROA Customers. References to Distribution Customers include retail electric distribution customers of DTE Electric, excluding (i) customers to the extent they obtain or use self-service power (as defined under “Glossary” in this prospectus) and (ii) customers to the extent engaged in affiliate wheeling (as defined under “Glossary” in this prospectus).

References to a Financing Order, unless the context indicates otherwise, are to the irrevocable Financing Order issued by the MPSC on August 6, 2026. You can find a glossary of some of the other defined terms used in this prospectus beginning on page 152 of this prospectus.

This prospectus includes cross-references to other sections in this prospectus to allow you to find further related discussions. You can also find key topics in the table of contents on the preceding page. Check the table of contents to locate these sections.

This prospectus and any free writing prospectus that we prepare or authorize contain and incorporate by reference information that you should consider when making your investment decision. None of the Issuing Entity or any underwriter, agent, dealer, or salesperson or DTE Electric has authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Bonds are not being offered in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current only as of the date of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have included statements in this prospectus that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance may be forward-looking statements. Also, forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as “anticipates,” “assumes,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “aspirations,” “goals,” “guidance,” “intends,” “may,” “might,” “objectives,” “plans,” “possible,” “potential,” “projects,” “seeks,” “should,” “targets,” “will” or similar terms or variations of these terms. This includes forward-looking statements regarding expectations, estimates and projections about the electric consumption of DTE Electric’s customers, DTE Electric’s ability to service the Securitization Property and collect the Securitization Charges, the Issuing Entity’s ability to pay back the Bonds, and the MPSC’s adherence to the State Pledge to protect the rights of bondholders. Accordingly, any such statements are qualified in their entirety by reference to important factors included in “Risk Factors” (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on financial results, and could cause actual results to differ materially from those contained in forward-looking statements made by or on behalf of the Issuing Entity or DTE Electric, in this prospectus, in presentations, on websites, in response to questions or otherwise.

We caution you that any forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from the future results, performance or achievements we have anticipated in the forward-looking statements.

The following are some factors, among others, that could cause actual results to differ materially from those expressed or implied by forward-looking statements in this prospectus:

•

State and federal legislative, judicial and regulatory actions or developments, including deregulation and restructuring of the electric utility industry, changes in laws, regulations or governmental actions pertaining to trade, and changes in, or changes in application of, laws or regulations applicable to other aspects of the Servicer’s business;

•	Actions of NRSROs, including downgrading the ratings of the Bonds;

•

The accuracy of the Servicer’s forecasts of energy consumption resulting from customer usage patterns, including energy efficiency efforts and use of alternative energy sources, including self-generation;

•	The accuracy of the Servicer’s estimates of the customer payment patterns, including the rate of delinquencies and charge-offs;

•

Factors affecting utility operations such as catastrophic weather-related damage, environmental incidents, unplanned facility outages and repairs and maintenance, and electric transmission constraints;

•

Factors affecting consumption and demand for electricity, including political developments, unusual weather, changes in economic conditions, customer growth and declines, commodity prices, energy conservation efforts, and continued adoption of distributed generation by customers;

•	Direct or indirect results of cyberattacks, security breaches or other attempts to disrupt the Servicer’s business; and

•	Acts of war or terrorism, global instability, pandemics or other catastrophic events affecting electric customer energy consumption or demand in the service territory.

Except as may be required by law, the Issuing Entity and DTE Electric expressly disclaim any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THE BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (EEA). FOR THESE PURPOSES, THE EXPRESSION RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (1) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, MIFID II); (2) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (3) NOT A QUALIFIED INVESTOR (QUALIFIED INVESTOR) WITHIN THE MEANING OF REGULATION 2017/1129 (AS AMENDED, THE PROSPECTUS REGULATION). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE PRIIPS REGULATION) FOR OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED; AND THEREFORE OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

THIS PROSPECTUS IS NOT A PROSPECTUS FOR PURPOSES OF THE PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF BONDS IN ANY MEMBER STATE OF THE EEA (EACH, A RELEVANT STATE) WILL BE MADE ONLY PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF BONDS. ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT STATE OF BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS REGULATION, IN RELATION TO SUCH OFFER. NEITHER THE ISSUING ENTITY NOR ANY UNDERWRITER HAVE AUTHORISED, NOR DO THEY AUTHORISE, THE MAKING OF ANY OFFER OF BONDS IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS FOR SUCH OFFER.

ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY DO SO ONLY WITH RESPECT TO QUALIFIED INVESTORS. NEITHER THE ISSUING ENTITY NOR ANY UNDERWRITER HAS AUTHORIZED, NOR DO THE ISSUING ENTITY OR ANY UNDERWRITER AUTHORIZE, THE MAKING OF ANY OFFER OF BONDS OTHER THAN TO QUALIFIED INVESTORS.

ANY DISTRIBUTOR SUBJECT TO MIFID II THAT IS OFFERING, SELLING OR RECOMMENDING THE BONDS IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE BONDS AND DETERMINING ITS OWN DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, THE DELEGATED DIRECTIVE). NONE OF DTE ELECTRIC, THE ISSUING ENTITY OR ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE DELEGATED DIRECTIVE.

EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE, ANY BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY

THIS PROSPECTUS TO ANY RETAIL INVESTOR (AS DEFINED ABOVE) IN THE EEA. FOR THIS PURPOSE, THE EXPRESSION OFFER INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE BONDS SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE BONDS.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

THE BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE UNITED KINGDOM (UK). FOR THE PURPOSES OF THIS PROVISION:

(a)	THE EXPRESSION RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING:

(i)	A RETAIL CLIENT AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) NO 2017/565 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018(EUWA); OR

(ii)

A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (AS AMENDED, THE FSMA) OF THE UNITED KINGDOM AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA; AND

(b)

THE EXPRESSION OFFER INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE BONDS TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE BONDS.

CONSEQUENTLY NO KEY INFORMATION DOCUMENT OR OTHER DISCLOSURE DOCUMENT REQUIRED BY THE UK CONSUMER COMPOSITE INVESTMENTS REGIME (COMPRISING THE CONSUMER COMPOSITE INVESTMENTS (DESIGNATED ACTIVITIES) REGULATIONS 2024, THE RULES OF THE UK FINANCIAL CONDUCT AUTHORITY AND ANY OTHER APPLICABLE UK RULES OR REGULATIONS, AS AMENDED, SUPPLEMENTED OR REPLACED FROM TIME TO TIME, THE UK CCI REGIME) FOR OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER THE UK CCI REGIME. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF BONDS IN THE UK WILL BE MADE ONLY IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO THE FINANCIAL SERVICES AND MARKETS ACT 2000 (PUBLIC OFFERS AND ADMISSIONS TO TRADING) REGULATIONS 2024 (AS AMENDED, SUPPLEMENTED OR REPLACED FROM TIME TO TIME, THE POATRS) IN RELATION TO SUCH OFFER. THIS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE POATRS.

THIS PROSPECTUS AND ANY OTHER MATERIAL IN RELATION TO THE BONDS IS ONLY BEING DISTRIBUTED TO, AND IS DIRECTED ONLY AT, PERSONS IN THE UK WHO ARE “QUALIFIED INVESTORS” (AS DEFINED FOR THE PURPOSES OF THE POATRS) WHO ARE ALSO (I) INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE ORDER), OR (II) HIGH NET WORTH ENTITIES OR OTHER PERSONS FALLING WITHIN ARTICLES 49(2)(A) TO (D) OF THE ORDER, OR (III) PERSONS TO WHOM IT WOULD OTHERWISE BE LAWFUL TO

DISTRIBUTE IT, ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS RELEVANT PERSONS. THE BONDS ARE ONLY AVAILABLE TO, AND ANY INVITATION, OFFER OR AGREEMENT TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE SUCH BONDS WILL BE ENGAGED IN ONLY WITH, RELEVANT PERSONS. ANY PERSON IN THE UK THAT IS NOT A RELEVANT PERSON SHOULD NOT ACT OR RELY ON THIS PROSPECTUS OR ITS CONTENTS. THE BONDS ARE NOT BEING OFFERED TO THE PUBLIC IN THE UK.

IN ADDITION, IN THE UK, EACH UNDERWRITER HAS REPRESENTED AND AGREED IN THE UNDERWRITING AGREEMENT THAT THE BONDS MAY NOT BE OFFERED OTHER THAN BY AN UNDERWRITER THAT:

•

HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FSMA) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE BONDS IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO THE ISSUING ENTITY; AND

•	HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE BONDS IN, FROM OR OTHERWISE INVOLVING THE UK.

NOTICE TO RESIDENTS OF CANADA

THE BONDS MAY BE SOLD IN CANADA ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE BONDS MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.

SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.

PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (NI 33-105), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should read this prospectus in its entirety and carefully consider the Risk Factors beginning on page 22 of this prospectus before you decide whether to invest in the Bonds.

Securities Offered:	$ of Senior Secured Securitization Bonds, Series 2026A, issued in two tranches, and scheduled to pay principal semi-annually in accordance with the expected sinking fund schedule in this prospectus.

Tranche	Principal Amount
A-1	$
A-2	$

Issuing Entity and Capital Structure:

DTE Electric Securitization Funding III LLC, a special purpose Delaware limited liability company. DTE Electric is the Issuing Entity’s sole member and owns all of its equity interests. The Issuing Entity has no commercial operations and was formed solely to purchase, own and administer the Securitization Property, to issue the Bonds and to perform activities incidental thereto and the Issuing Entity’s organizational documents prohibit it from engaging in any other activity except as specifically authorized by the Financing Order. See “Description of the Issuing Entity” in this prospectus.

The Issuing Entity will be capitalized with an upfront cash deposit by DTE Electric of at least 0.50% of the initial aggregate principal amount of the Bonds issued (to be held in the Capital Account described herein). There will also be a Power Supply Excess Funds Subaccount and a Distribution Excess Funds Subaccount, each of which will be used to retain any amounts collected and remaining attributable to either Power Supply Amounts or Distribution Amounts (each as defined herein) after all scheduled payments due on the current applicable Payment Date for the Bonds have been made.

Issuing Entity’s Address and Telephone Number:	One Energy Plaza Detroit, Michigan 48226-1221 (313) 235-4000

The Depositor, Sponsor, Seller and Initial Servicer:

DTE Electric Company is a public utility engaged in the generation, purchase, distribution and sale of electricity. DTE Electric is a wholly-owned indirect subsidiary of DTE Energy Company (DTE Energy). As of December 31, 2025, DTE Electric served approximately 2.3 million customers in southeastern Michigan. DTE Electric’s retail rates and certain other aspects of its business are subject to the jurisdiction of the MPSC. The Bonds do not constitute a debt, liability or other legal obligation of DTE Electric.

DTE Electric, acting as the Initial Servicer, and any successor Servicer, will service the Securitization Property securing the Bonds under a Servicing Agreement with the Issuing Entity. See “DTE Electric Company—The Depositor, Sponsor, Seller and Initial Servicer” and “The Servicing Agreement” in this prospectus.

DTE Electric currently acts as servicer with respect to the Series 2022A Securitization Bonds issued by DTE Electric Securitization Funding I LLC and the Series 2023A Securitization Bonds issued by DTE Electric Securitization

Funding II LLC, which are both wholly-owned subsidiaries of DTE Electric. Please read “Relationship to Prior Series of Securitization Bonds” in this prospectus.

DTE Electric’s Address and Telephone Number:	One Energy Plaza Detroit, Michigan 48226-1221 (313) 235-4000

Indenture Trustee:	U.S. Bank Trust Company, National Association. See “Description of the Indenture Trustee” for a description of the duties and responsibilities of the Indenture Trustee.

Purpose of Transaction:

This issuance of Bonds will enable DTE Electric to recover and refinance certain qualified costs eligible for recovery under the Statute. Please read “The Statute and the Financing Order” in this prospectus for additional information.

Transaction Overview:

The Statute allows the recovery of qualified costs by certain electric utilities through the issuance of securitization bonds. The Statute establishes a process to obtain a financing order under which the MPSC is allowed to authorize an electric utility (or its successors) to impose on its customers an irrevocable, nonbypassable, securitization charge to fully recover qualified costs. The amount and terms for collections of these securitization charges are governed by one or more financing orders issued to an electric utility by the MPSC. The Statute permits an electric utility to transfer its rights and interests under a financing order, including the right to impose, collect and receive securitization charges, to a special purpose entity formed by the electric utility to issue securitization bonds secured by the right to receive revenues arising from the securitization charges. The electric utility’s right to impose, collect, receive and adjust the securitization charges, and all revenue, collections, payments, money and proceeds arising out of the rights and interests created under the financing order, upon transfer to the issuing entity, constitute securitization property.

References in this prospectus to the Financing Order mean the financing order issued by the MPSC on August 6, 2026 which is further described below. Under the Financing Order, the MPSC authorized DTE Electric to recover up to $600.5 million of its qualified costs, consisting of (i) $236.7 million of the remaining net book value of its investment in the Belle River coal handling assets (Belle River Costs), (ii) $16.0 million of the unrecovered balances of costs related to MERC (MERC Costs, and collectively with the Belle River Costs, Power Supply Costs), (iii) $340.2 million of the regulatory asset associated with its tree trimming surge program (Distribution Costs) and (iv) $7.5 million of initial other qualified costs through the issuance of Bonds, which shall be allocated to be collected as part of the initial principal amount of the Bonds from Power Supply Customers and Distribution Customers in proportion to the amount of Power Supply Costs and Distribution Costs being recovered through the issuance of the Bonds. Power Supply Securitization Charges shall be imposed for a period not to exceed fifteen (15) years after the beginning of the first complete billing cycle during which the Power Supply Securitization Charges were initially placed on any Power Supply Customer’s bill and shall be collected from all Power Supply Customers in amounts sufficient to pay principal, interest and ongoing other qualified costs related to Belle River and MERC (collectively, Power Supply Amounts) and Distribution Securitization Charges shall be imposed for a maximum of six (6) years after the beginning of the first complete billing cycle during which the Distribution Securitization Charges were initially placed on any Distribution Customer’s bill and shall be collected from all Distribution Customers in amounts sufficient to pay principal, interest and ongoing other qualified costs related to its tree trimming surge program (collectively, Distribution Amounts). See the chart entitled “Scheduled Principal Contribution Obligation Balance Schedule” under “Description of the Bonds—Principal Payments” in this prospectus for the scheduled principal amounts associated with these calculations. Power Supply Securitization Charges may not be used to pay Distribution Amounts and Distribution Securitization Charges may not be used to pay Power Supply Amounts.

During the period when Distribution Securitization Charges are being collected from Distribution Customers, ongoing other qualified costs will be allocated to be recovered based on the proportions of the initial principal amount of Bonds issued to recover Distribution Costs and Power Supply Costs through the issuance of the Bonds. After that period, ongoing other qualified costs will be recovered solely from Power Supply Customers.

The primary transactions underlying the offering of the Bonds are as follows:

•

DTE Electric will sell the Securitization Property to the Issuing Entity in exchange for the net proceeds from the sale of the Bonds;

•

The Issuing Entity will sell the Bonds, which will be secured primarily by the Securitization Property, to the underwriters; and

•

DTE Electric will act as the Initial Servicer of the Securitization Property.

The Bonds are not obligations of the Indenture Trustee, the Issuing Entity’s managers or DTE Electric or any of its affiliates, other than the Issuing Entity. The Bonds are also not obligations of the State of Michigan and are not a charge on its full faith and credit or taxing power.

Diagram of Transaction:	The following diagram represents a general summary of parties to the transactions underlying the offering of the Bonds, their roles and their various relationships to other parties:

Approximately 2.295 million Distribution Customers (44.549 million MWh delivered in 2025)
Approximately 2.290 million Power Supply Customers (40.061 million MWh delivered in 2025)(1)
Power Supply Customers pay Power Supply Securitization Charges to recover qualified upfront and ongoing costs allocated to Belle River and MERC based on electric consumption
Distribution Customers pay Distribution Securitization Charges to recover qualified upfront and ongoing costs allocated to DTE Electric's tree trim program based on electric consumption
Approves Securitization Charges on customer bills
Michigan Public Service Commission (MPSC)
Issues Financing Order
Calculates Distribution Securitization Charges and Power Supply Securitization Charges to be paid by Distribution Customers and Power Supply Customers to meet payment schedules, prepares & submits true-ups, submits filings to MPSC
DTE Electric Company
(Seller and Servicer)
Remits all Distribution Securitization Charges and Power Supply Securitization Charges collected to Indenture Trustee
Indenture Trustee
Issuing Entity purchases the Securitization Property from the Seller
Proceeds (net of upfront fees and expenses) from sale of Bonds
Pays interest and principal semi-annually
Bondholders
Bond Proceeds
Issued Bonds
DTE Electric Securitization Funding III LLC
(Issuing Entity)
Bankruptcy-Remote Entity

(1) Note that the approximately 2.290 million Power Supply Customers are also Distribution Customers.

Flow of Funds:	The following diagram represents a general summary of the flow of funds of the Power Supply Securitization Charges and the Distribution Securitization Charges, respectively:

Distribution Customers
Power Supply Customers
Distribution Securitization Charges ($)
Power Supply Securitization Charges ($)
DTE Electric (Seller & Servicer) (Regulated by the MPSC)
Securitization Property (true sale)
Net Bond Proceeds
Securitization Charges ($)
DTE Electric Securitization Funding III LLC (Issuing Entity)
Bankruptcy-Remote Entity
Bond Proceeds
Principal & Interest(1)
Pledge of Securitization Property
Bondholders

(1) Payments of principal and interest will follow payment of certain fees and operating expenses.

Collateral:

The Bonds will be secured only by assets of the Issuing Entity. The Collateral (as defined under “Glossary” in this prospectus) securing the Bonds primarily consists of the Distribution Securitization Property and the Power Supply Securitization Property, collectively referred to as the Securitization Property. The Securitization Property is a present property right of the Issuing Entity created under the Statute by the Financing Order issued by the MPSC. The Collateral includes all of the Issuing Entity’s right, title and interest (whether owned on the issuance date or thereafter acquired or arising) in and to the Securitization Property created under and pursuant to the Financing Order and the Statute that is transferred by the Seller to the Issuing Entity pursuant to the Sale Agreement (as defined under “Glossary” in this prospectus), including, to the fullest extent permitted by law, the right to impose, collect and receive Securitization Charges, the right to obtain periodic adjustments, or True-Up Adjustments, to the Securitization Charges as provided in the Financing Order and the Statute, and all revenues, collections, payments, money and proceeds arising out of the rights and interests created under the Financing Order.

The Collateral securing the Bonds also includes the Issuing Entity’s rights under the Basic Documents governing the Bonds, and the Accounts held by the Indenture Trustee relating to the Bonds.

Subject to certain conditions, the consent of 100% of the bondholders is required to direct the Indenture Trustee to sell or liquidate the Collateral (other than pursuant to an event of default for failure to pay interest or principal at maturity). Please read “Description of the Bonds—Events of Default; Rights Upon Event of Default” in this prospectus.

The Collateral for the Bonds will be separate from the collateral for the Series 2022A Securitization Bonds and the Series 2023A Securitization Bonds, which were each issued by a different issuing entity from the Issuing Entity, and holders of the Bonds will have no recourse to the collateral from the Series 2022A Securitization Bond issuance or the Series 2023A Securitization Bond issuance. Please read “Security for the Bonds” in this prospectus.

Collection Accounts and Subaccounts; Capital Account; Payment Account:

The Issuing Entity will establish (i) the Power Supply Collection Account to hold collections arising from the Power Supply Securitization Charges and (ii) the Distribution Collection Account to hold collections arising from the Distribution Securitization Charges. The Power Supply Collection Account and the Distribution Collection Account each will consist of two subaccounts:

•

a General Subaccount; and

•

an Excess Funds Subaccount.

All collections of Securitization Charges by the Servicer will be remitted into the applicable General Subaccount.

Each Excess Funds Subaccount will receive deposits of any amounts attributable to the corresponding qualified costs remaining after payments of interest, scheduled principal, expenses and required deposits into the Capital Account. Withdrawals from and deposits to these Accounts (including subaccounts thereof) will be made as described under “Security for the Bonds—How Funds in the Payment Account will be Allocated” in this prospectus.

The Issuing Entity will also establish a Capital Account, which will be funded by DTE Electric on or prior to the issuance of the Bonds through a capital contribution in an amount equal to at least the Required Capital Level, which will be equal to 0.50% of the initial aggregate principal amount of the Bonds issued.

In addition, the Issuing Entity will establish a Payment Account, which will receive deposits from the Power Supply Collection Account and the Distribution Collection Account prior to any Payment Date in amounts sufficient to pay Power Supply Amounts and Distribution Amounts due on such Payment Date as well as any previously unpaid amounts, as the case may be, to the extent of funds available therefor in such accounts. The Indenture Trustee will direct payments from the Payment Account as described under “Security for the Bonds—How Funds in the Payment Account will be Allocated” in this prospectus.

References to Collection Account, General Subaccount, and Excess Funds Subaccount, unless the context requires otherwise, refer to one or both sets of accounts of the Power Supply Securitization Charges and the Distribution Securitization Charges. Please read “Security for the Bonds—Description of Indenture Accounts” in this prospectus.

Cost Responsibility:

In order to ensure that cost responsibility flows to the correct Customers, principal payment obligations for the Bonds will be allocated between the Distribution Securitization Charges and the Power Supply Securitization Charges as follows:

(i)  for each semi-annual payment period where principal related to both the Distribution Amounts and Power Supply Amounts are being recovered,

(a) to Distribution Securitization Charges, an amount for such semi-annual payment period calculated as the principal amount resulting from the level debt service payment required to recover in full Distribution Amounts by the Scheduled Final Payment Date for Tranche A-1 using an interest rate equal to the coupon on the Bonds of Tranche A-1 and (b) to Power Supply Securitization Charges, an amount for such semi-annual payment period equal to the remaining balance of principal payments on the Bonds; and

(ii)  thereafter, 100% to the Power Supply Securitization Charges.

The scheduled principal amounts associated with this cost allocation are set forth in the chart entitled “Scheduled Principal Contribution Obligation Balance Schedule” under “Description of the Bonds—Principal Payments” in this prospectus.

The interest payment obligations for the Bonds will be allocated between the Distribution Securitization Charges and the Power Supply Securitization Charges as follows:

(i)  for each semi-annual payment period where principal related to both the Distribution Amounts and Power Supply Amounts are being recovered, (a) to Distribution Securitization Charges, an amount for such semi-annual payment period calculated based on the remaining unpaid principal balance related to Distribution Costs and the interest rate on the Bonds of Tranche A-1 and (b) to Power Supply Securitization Charges, an amount for such semi-annual payment period equal to the remaining balance of interest payments on the Bonds; and

(ii)  thereafter, 100% to the Power Supply Securitization Charges. See the chart entitled “Scheduled Principal Contribution Obligation Balance Schedule” under “Description of the Bonds—Principal Payments” in this prospectus.

The ongoing other qualified costs will be allocated between the Distribution Securitization Charges and the Power Supply Securitization Charges as follows:

(i)  for each semi-annual payment period where principal related to both the Distribution Costs and Power Supply Costs is being recovered, based on the proportions of the initial principal amount issued to recover Distribution Costs and Power Supply Costs through the issuance of the Bonds; and

(ii)  thereafter, 100% to the Power Supply Securitization Charges.

The chart entitled “Scheduled Principal Contribution Obligation Balance Schedule” under “Description of the Bonds—Principal Payments” in this prospectus will also be used for purposes of calculating True-Up Adjustments.

No Cross-Collateralization:

Under the Financing Order, Power Supply Securitization Charges will be imposed on and collected and received from Power Supply Customers. Distribution Securitization Charges will be imposed on and collected and received from Distribution Customers, i.e. both Power Supply Customers and ROA Customers. Under no circumstances shall Power Supply Securitization Charges be applied to pay debt service for the portion of Bonds related to Distribution Amounts, nor shall Distribution Securitization Charges be applied to pay debt service for the portion of Bonds related to Power Supply Amounts.

Please read “Security for the Bonds—No Cross-Collateralization” in this prospectus.

Credit Ratings:	The Bonds are expected to receive credit ratings from at least two nationally recognized Rating Agencies. Please read “Rating Information” in this prospectus.

Payment Dates:	and of each year or, if not a Business Day, the next Business Day, including on the Scheduled Final Payment Date or Final Maturity Date for each tranche. The first Scheduled Payment Date is , 202 .

Interest Payments:	Interest is due on each Payment Date. Interest will accrue on a 30/360 basis at the rate per annum specified for such tranche in the table below:

Tranche	Interest Rate
A-1		%
A-2		%

If any Payment Date is not a Business Day, payments scheduled to be made on such date may be made on the next Business Day and no interest shall accrue upon such payment during the intervening period.

The Issuing Entity will pay interest on each tranche of Bonds before it pays the principal of any tranche of Bonds. Please read “Description of the Bonds—Principal Payments” in this prospectus. If there is a shortfall in the amounts available in the Payment Account to make interest payments, the Indenture Trustee will distribute interest pro rata to each tranche of Bonds based on the amount of interest payable on each outstanding tranche.

Principal Payments:

The Issuing Entity is scheduled to make payments of principal on each Payment Date and sequentially in accordance with the expected sinking fund schedule included in this prospectus.

Principal for each tranche is due upon the Final Maturity Date for that tranche.

Failure to make scheduled payments of principal on any Payment Date or the entire outstanding amount of Bonds of any tranche by the Scheduled Final Payment Date for that tranche will not result in an event of default with respect to any tranche. The failure to pay the entire outstanding principal balance of the Bonds of any tranche will result in an event of default only if such payment has not been made by the Final Maturity Date for such tranche.

Expected Weighted Average Life:	The expected weighted average life for each tranche of Bonds is set forth below:

Tranche	Expected Weighted Average Life (years)
A-1
A-2

Scheduled Final Payment Date and Final Maturity Date:	The Scheduled Final Payment Date and Final Maturity Date for each tranche of Bonds will be as set forth in the table below:

Tranche	Scheduled Final Payment Date	Final Maturity Date
A-1
A-2

Optional Redemption:	None. The Issuing Entity will not be permitted to optionally redeem the Bonds at any time prior to maturity.

Mandatory Redemption:	None. The Issuing Entity is not required to redeem the Bonds at any time prior to maturity.

Priority of Payments:

Not later than two Business Days prior to each Payment Date, the Administrator shall deliver to the Indenture Trustee instructions, instructing the Indenture Trustee to transfer funds from the applicable Accounts to the Payment Account to pay amounts payable on such Payment Date. On each Payment Date, unless specified otherwise, the Paying Agent shall apply such amounts transferred into the Payment Account, including all investment earnings thereon, to pay the following amounts, in the following priority:

(1)   amounts owed by the Issuing Entity to the Indenture Trustee (including legal fees and expenses and outstanding indemnity amounts), will be paid to the Indenture Trustee in an amount not to exceed $250,000 per annum (Indenture Trustee Cap); provided, however, that the Indenture Trustee Cap shall be disregarded and inapplicable following an Event of Default;

(2)   the servicing fee with respect to such Payment Date and all unpaid servicing fees for prior Payment Dates will be paid to the Servicer;

(3)   the administration fee for such Payment Date will be paid to the Administrator and the independent manager fee for such Payment Date will be paid to the independent manager, and in each case with any unpaid administration fees or independent manager fees from prior Payment Dates;

(4)   all other ordinary and periodic operating expenses of the Issuing Entity for such Payment Date not described above will be paid to the parties to which such operating expenses are owed;

(5)   interest due on the Bonds for such Payment Date, including any overdue interest with respect to the Bonds, will be paid to the holders of Bonds;

(6)   principal due and payable on the Bonds as a result of an acceleration upon an event of default or on the Final Maturity Date for each tranche of Bonds will be paid to the holders of Bonds;

(7)   scheduled principal payments on the Bonds for such Payment Date in accordance with the expected sinking fund schedule included in this prospectus, including any overdue payments of scheduled principal, will be paid to the holders of Bonds;

(8)   any other unpaid operating expenses (including fees, expenses and indemnity amounts owed to the Indenture Trustee but unpaid due to the limitation in clause (1) above) and any remaining amounts owed pursuant to the Basic Documents will be paid to the parties to which such operating expenses or remaining amounts are owed;

(9)   replenishment of the amount, if any, by which the Required Capital Level exceeds the amount in the Capital Account as of such Payment Date will be allocated to the Capital Account;

(10)   the Return on Invested Capital then due and payable, and any related taxes thereon, will be paid to DTE Electric; and

(11)   the balance, if any, will be allocated to the appropriate Excess Funds Subaccount for distribution on subsequent Payment Dates.

After (i) the Tranche A-1 Bonds, all Distribution Amounts, and all of the other foregoing amounts relating to Distribution Amounts, have been paid in full, including without limitation, amounts due and payable to the Indenture Trustee under the Indenture or otherwise, the balance of the Distribution Collection Account, if any, will be paid to the Issuing Entity, free from the lien of the Indenture, and (ii) the Bonds have been paid in full and discharged and all of the other foregoing amounts are paid in full, including without limitation, amounts due and payable to the Indenture Trustee under the Indenture or otherwise, the balance (including all amounts then held in any Account), if any, will be paid to the Issuing Entity, free from the lien of the Indenture.

In each case, Distribution Amounts payable on a Payment Date shall only be paid from the Collection Account holding Distribution Securitization Charges and, if necessary, the Capital Account, and Power Supply Amounts payable on a Payment Date shall only be paid from the Collection Account holding Power Supply Securitization Charges and, if necessary, the Capital Account.

If on any Payment Date, or, for any amounts payable under clauses (1) through (4) above, on any Business Day, funds deposited in the Payment Account from the applicable General Subaccount are insufficient to make the payments contemplated by clauses (1) through (8) above, the Indenture Trustee (at the direction of the Administrator) shall draw from amounts on deposit in the applicable Excess Funds Subaccount, and if such amounts remain insufficient, then draw from amounts on deposit in the Capital Account, in each case, to deposit in the Payment Account, up to the amount of such shortfall in order to make the payments contemplated by clauses (1) through (8) above. In addition, if on any Payment Date funds on deposit in the applicable General Subaccount are insufficient to make the allocations contemplated by clause (9) above, the Indenture Trustee (at the direction of the Administrator) shall draw from amounts on deposit in the applicable Excess Funds Subaccount to make such allocations to the Capital Account to the extent funds were drawn from the Capital Account to make payments due from funds in the corresponding Collection Account.

With respect to any operating expense payable by the Issuing Entity pursuant to clauses (1) through (4) above that will become due and payable prior to the next Payment Date, the Administrator, on any Business Day, may direct the Indenture Trustee in writing to remit payment of such operating expense (subject to the provision to the Indenture Trustee of any supporting documentation that the Indenture Trustee may reasonably request)in the amount specified in the written direction, on or before the date such payment is due, from amounts on deposit in the applicable General Subaccount, the applicable Excess Funds Subaccount and the Capital Account, in that order, and only to the extent required to make such payment, it being understood that until the Tranche A-1 Bonds are paid in full, the Administrator shall direct the Indenture Trustee to draw amounts equal to 57.38% of such operating expense due and payable from the subaccounts of the Distribution Collection Account and 42.62% of such operating expense due and payable from the subaccounts of the Power Supply Collection Account.

Relationship to Series 2001-1 Securitization Bonds, Series 2022A Securitization Bonds and Series 2023A Securitization Bonds:

The Bonds are the fourth series of bonds which DTE Electric has sponsored that are secured by securitization property created under the Statute. The securitization property securitized in prior transactions by DTE Electric enabled it to recover certain qualified costs approved for recovery by the MPSC pursuant to the Statute through the imposition of securitization charges in the form of nonbypassable charges on certain customers. While the nature of the qualified costs recovered through these prior securitizations differs, the statutory framework with respect to the right to recover costs and regarding securitization are very similar to those regarding recovery of securitization costs in this transaction. In March 2001, The Detroit Edison Securitization Funding LLC, a special purpose, wholly owned subsidiary of DTE Electric, issued $1,750,000,000 of Series 2001-1 securitization bonds in accordance with a financing order issued by the MPSC on November 2, 2000 as clarified on January 4, 2001 (the Series 2001-1 Securitization Bonds). The Series 2001-1 Securitization Bonds were repaid in full in March 2015. In March 2022, DTE Electric Securitization Funding I LLC, a special purpose, wholly owned subsidiary of DTE Electric, issued $235,800,000 of Series 2022A senior secured securitization bonds in accordance with a financing order issued by the MPSC on June 23, 2021 (the Series 2022A Securitization Bonds). After giving effect to payments on the Series 2022A Securitization Bonds through the June 1, 2026 semi-annual payment date, the Series 2022A Securitization Bonds had $73,033,286.78 in aggregate principal amount outstanding, which was equal to the amount set forth in the expected amortization schedule for the Series 2022A Securitization Bonds.

In November 2023, DTE Electric Securitization Funding II LLC, a special purpose, wholly owned subsidiary of DTE Electric, issued $601,600,000 of Series 2023A senior secured securitization bonds in accordance with a financing order issued by the MPSC on June 22, 2023 (the Series 2023A Securitization Bonds and together with the Series 2001-1 Securitization Bonds and the Series 2022A Securitization Bonds, the Prior Series of Securitization Bonds). After giving effect to payments on the Series 2023A Securitization Bonds through the March 1, 2026 semi-annual payment date, the Series 2023A Securitization Bonds had $531,337,301.69 in aggregate principal amount outstanding, which was equal to the amount set forth in the expected amortization schedule for the Series 2023A Securitization Bonds.

DTE Electric currently acts as servicer with respect to the Series 2022A Securitization Bonds and the Series 2023A Securitization Bonds. Interest on and principal of each Prior Series of Securitization Bonds have been paid on a timely basis, with payments of principal made in accordance with their expected amortization schedules.

The issuing entities of the Prior Series of Securitization Bonds will have no obligations under the Bonds, and the Issuing Entity will have no obligations under the Prior Series of Securitization Bonds. The Collateral pledged to secure the Bonds will be separate from the separate collateral that is securing the Series 2022A Securitization Bonds and the separate collateral that is securing the Series 2023A Securitization Bonds. Although the Series 2022A Securitization Bonds, the Series 2023A Securitization Bonds and the Bonds each will have its own separate securitization property and are issued by different issuing entities, securitization charges relating to each issuing entity will be collected through single electricity bills to customers of DTE Electric, to the extent such securitization charge applies to such customer. In the event a customer does not pay in full all amounts owed under any bill including securitization charges, DTE Electric is required to allocate any resulting shortfalls in securitization charges ratably based on the amounts of Securitization Charges owing to the Issuing Entity in respect of the Bonds, any securitization charges owing in respect of the Series 2022A Securitization Bonds and the Series 2023A Securitization Bonds, any charges owing with respect to any future securitization bonds issued by affiliates of DTE Electric, and any other charges owing to DTE Electric for electric delivery services. Please read “The Servicing Agreement—Remittances to Collection Accounts” and “Relationship to Prior Series of Securitization Bonds”.

Initial Securitization Charges as a Percentage of Customers’ total Electricity Bill:

The initial Power Supply Securitization Charge is expected to represent approximately    % of the Power Supply portion of the total DTE Electric bill, as of    2026, received by a 650 kWh residential Power Supply Customer of DTE Electric.

The initial Distribution Securitization Charge is expected to represent approximately    % of the Distribution portion of the total DTE Electric bill, as of    2026, received by a 650 kWh residential Distribution Customer of DTE Electric.

For DTE Electric’s retail electric distribution customers subject to both the Power Supply Securitization Charge and the Distribution Securitization Charge, the combined initial Securitization Charges are expected to represent approximately    % of the total DTE Electric bill, as of    2026, received by a 650 kWh residential Customer of DTE Electric.

For DTE Electric’s retail electric distribution customers subject to both the Power Supply Securitization Charge and the Distribution Securitization Charge, the estimated aggregate amount of (1) the initial Securitization Charge for the Bonds, (2) the securitization charge for the Series 2022A Securitization Bonds and (3) the securitization charge for the Series 2023A Securitization Bonds is expected to represent approximately    % of the total DTE Electric bill, as of    2026, received by a 650 kWh residential Customer of DTE Electric.

True-Up Adjustments to the Securitization Charges:

The Statute and the Financing Order mandate that each Securitization Charge on Customers be reviewed and adjusted by the MPSC at least annually to correct any overcollections or undercollections of the preceding 12 months and to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. In addition, the Financing Order provides that True-Up Adjustments are required on a semi-annual basis (and, beginning one year prior to the Scheduled Final Payment Date for each tranche, on a quarterly basis until the earlier of the full repayment of such tranche or the Final Maturity Date for such tranche) if the Servicer determines that a True-Up Adjustment is necessary to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. True-Up Adjustments may also be made by the Servicer more frequently at any time, without limits as to frequency, if the Servicer determines that a True-Up Adjustment is necessary to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. The Financing Order permits True-Up Adjustments to be implemented automatically after 45 days absent an MPSC order if the proposed True-Up Adjustment is not contested. The Servicer will prepare simultaneous True-Up Adjustments so that each Securitization Charge is adjusted at the same time as permitted under the Statute and the Financing Order. Please read “The Statute and the Financing Order—True-Up Mechanism” in this prospectus. In the Financing Order, the MPSC affirms that it will act pursuant to the Financing Order to ensure that expected Securitization Charges are sufficient to pay on a timely basis all scheduled payments of principal of and interest on the Bonds and ongoing other qualified costs in connection with the Bonds.

Nonbypassable Securitization Charges:

The Statute provides that the Securitization Charges are nonbypassable, and the Financing Order requires the imposition and collection of Securitization Charges from Customers as follows:

•

The Power Supply Securitization Charges will be assessed against and collected from all Power Supply Customers. Under the Financing Order, all Power Supply Customers are responsible for paying Power Supply Securitization Charges. Power Supply Customers include all existing and future retail electric distribution customers of DTE Electric or its successors, excluding (i) customers to the extent they obtain or use self-service power, (ii) customers to the extent engaged in affiliate wheeling, and (iii) Current ROA Customers as of August 6, 2026 to the extent that they do not return to retail electric service; and

•

The Distribution Securitization Charges will be assessed against and collected from all Distribution Customers. Under the Financing Order, all Distribution Customers are responsible for paying Distribution Securitization Charges. Distribution Customers include all existing and future retail electric distribution customers of DTE Electric or its successors, excluding (i) customers to the extent they obtain or use self-service power and (ii) customers to the extent engaged in affiliate wheeling.

Any successor to DTE Electric under the Statute, whether pursuant to any bankruptcy, reorganization or other insolvency proceeding or pursuant to any merger, acquisition, sale or transfer, by operation of law, as a result of electric utility restructuring or otherwise, must perform and satisfy all obligations of DTE Electric under the Statute and the Financing Order, including the collection of Securitization Charges.

The Securitization Charges are applied to the relevant Customers individually and are adjusted and reallocated among all such retail electric distribution customers of DTE Electric or its successors as necessary under the True-Up Mechanism.

Credit Enhancement:

Credit enhancement for the Bonds will be primarily provided by the True-Up Mechanism, as well as the Capital Account. The primary purpose of each Excess Funds Subaccount is not to provide credit enhancement for the Bonds. However, amounts in the Power Supply Excess Funds Subaccount may be used to make debt service payments on the Bonds and pro-rated ongoing other qualified costs for the portion of Bonds related to Power Supply Amounts and amounts in the

Distribution Excess Funds Subaccount may be used to make debt service payments on the Bonds and pro-rated ongoing other qualified costs for the portion of Bonds related to Distribution Amounts, in each case if needed.

Servicing Fees:

DTE Electric, as Servicer, will receive an annual servicing fee equal to 0.05% of the initial aggregate principal amount of the Bonds. In the event that a successor Servicer is appointed that is not DTE Electric or any of its affiliates, a higher annual servicing fee of up to 0.75% of the initial aggregate principal amount of the Bonds will be payable to the successor Servicer.

Additionally, the Servicer will be entitled to reimbursement by the Issuing Entity for filing fees and fees and expenses for attorneys, accountants, printing or other professional services retained by the Issuing Entity and paid for by the Servicer (or procured by the Servicer on behalf of the Issuing Entity and paid for by the Servicer) to meet the Issuing Entity’s obligations under the agreements governing the Bonds.

Michigan State Pledge:

The State of Michigan has pledged in the Statute, for the benefit and protection of the holders of Bonds, including trustees, collateral agents and other persons acting for the benefit of the holders of Bonds, or the Financing Parties, under the Financing Order and DTE Electric, that it will not take or permit any action that would impair the value of the Securitization Property, reduce or alter, except as allowed in connection with a True-Up Adjustment, or impair the Securitization Charges to be imposed, collected and remitted, until the principal, interest and premium, if any, and any other charges incurred and contracts to be performed, in connection with the Bonds have been paid and performed in full.

Michigan has both a voter initiative and a referendum process. The time for challenging the Statute through a referendum has expired, but the right of voters in Michigan to enact laws by initiative can be exercised at any time, provided a prescribed process is followed and successfully concluded. Constitutional protections against actions that violate the pledge of the State of Michigan should apply whether legislation is passed by the Michigan legislature or is brought about by a voter initiative.

The Bonds are not a debt or obligation of the State of Michigan and are not a charge on its full faith and credit or taxing power.

Please read “The Statute and the Financing Order—Electric Utilities May Securitize Qualified Costs” in this prospectus.

Minimum Denominations:	The Issuing Entity will issue the Bonds in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, although one bond of each tranche may be of a smaller denomination.

Use of Proceeds:

The net proceeds of this offering are estimated to be approximately $    , after deducting underwriting discounts and commissions and initial costs of the transaction. The Issuing Entity will use the net proceeds from the sale of the Bonds to purchase the Securitization Property from the Seller. DTE Electric, the Seller, will apply the proceeds of the sale of the Securitization Property in accordance with the Financing Order, as required by the Statute. The Financing Order approves proceeds to be applied for the following uses: (i) to pay initial qualified costs incurred in connection with the issuance of the Bonds;

(ii) to reimburse DTE Electric for qualified costs, all of which shall have been incurred at the time of issuance of the Bonds; and (iii) to refinance or retire a portion of debt or equity of DTE Electric in accordance with the Statute.

1940 Act Registration:

The Issuing Entity will be relying on an exclusion or exemption from the definition of “investment company” under the 1940 Act contained in Rule 3a-7 under the 1940 Act, although there may be additional exclusions or exemptions available to the Issuing Entity. The Issuing Entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act.

Credit Risk Retention:

The Bonds are not subject to the 5% risk retention requirements imposed by Section 15G of the Securities Exchange Act of 1934, as amended, or the Exchange Act, due to the exemption provided in Rule 19(b)(8) of the risk retention regulations in 17 C.F.R. Part 246 of the Exchange Act, or Regulation RR. For information regarding the requirements of the EU Securitization Regulation and the UK Securitization Framework as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with the Purchase of the Bonds—Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the Bonds” in this prospectus.

Federal Income Tax Status:

In the opinion of Hunton Andrews Kurth LLP, counsel to the Issuing Entity and DTE Electric, for United States federal income tax purposes, the Bonds will constitute indebtedness of DTE Electric, the sole member of the Issuing Entity. If you purchase a beneficial interest in any Bonds, you agree by your purchase to treat the Bonds as debt of DTE Electric for United States federal income tax purposes.

ERISA Considerations:

Employee benefit plans, plans and other investors subject to ERISA, Section 4975 of the Internal Revenue Code or similar law may acquire the Bonds subject to specified conditions. The acquisition, holding and disposition of the Bonds could be treated as a direct or indirect prohibited transaction under ERISA and/or Section 4975 of the Internal Revenue Code, or in the case of a plan subject to similar law, a violation of similar law. Accordingly, by acquiring and holding the Bonds, each investor that is or is acting on behalf of, or using assets of, such an employee benefit plan or plan subject to similar law will be deemed to certify that the acquisition, holding and subsequent disposition of the Bonds will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code or, in the case of a plan subject to similar law, a violation of similar law. Please read “ERISA Considerations” in this prospectus.

Expected Settlement:

On or about       , 2026, settling through The Depository Trust Company, or DTC, Clearstream Banking, Luxembourg, S.A., and Euroclear Bank SA/NV, as operator of the Euroclear System, without the payment of accrued interest.

SUMMARY OF RISK FACTORS

Set forth below is a summary of the material risk factors that you should consider before deciding whether to invest in the Bonds. These risks can affect the timing or ultimate payment of and value of your Bonds. A more detailed description of these and other risk factors follows this summary.

Risk Associated with Limited Source of Funds for Payment: The only source of funds for the Bonds will be the Issuing Entity’s assets, which consist of the Securitization Property, the funds held by the Indenture Trustee and the Issuing Entity’s rights under various contracts described in this prospectus. The Bonds will be nonrecourse obligations, secured only by the Collateral. You must rely for payment of the Bonds solely upon the Statute, state and federal constitutional rights arising from and to enforce the State Pledge, the irrevocable Financing Order, collections of the Securitization Charges and funds on deposit in the Accounts held by the Indenture Trustee.

Risks Associated with Potential Judicial, Legislative or Regulatory Actions: The Securitization Property is created pursuant to the Statute and the Financing Order issued to DTE Electric by the MPSC. Neither the Issuing Entity nor DTE Electric will indemnify you for any changes in the law, whether effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. In addition, the MPSC retains the power to adopt, revise or rescind rules or regulations affecting DTE Electric and might take certain actions that impair the Securitization Property. Also, True-Up Adjustment procedures may be challenged in the future, which might materially delay Securitization Charge collections.

Risks Associated with Servicing: If the Servicer inaccurately forecasts electricity consumption or demand or underestimates customer delinquencies or charge-offs, there could be a shortfall or a material delay in collections of Securitization Charges. Factors that might cause inaccurate forecasting of electricity consumption or demand or customer delinquencies or charge-offs include unanticipated weather or economic conditions, general economic conditions, including an economic downturn caused by a pandemic (or other health-related event) or a global or geopolitical event, the occurrence of a natural disaster, such as a blizzard, hurricane, fires, or an act of war or terrorism, cyber-attacks or other catastrophic event. The Servicer’s ability to collect Securitization Charges from Customers may also be impacted by some of these same factors.

If DTE Electric ceases to service the Securitization Property related to the Bonds, it might be difficult to find a successor Servicer. Any successor Servicer might have less experience and ability than DTE Electric and might experience difficulties in collecting Securitization Charges and determining appropriate adjustments to the Securitization Charges and billing and/or payment arrangements may change, resulting in delays or disruptions of collections. A successor Servicer might only be willing to perform such services for fees higher than those approved in the Financing Order or might charge fees that, although permitted under the Financing Order, are substantially higher than the fees paid to DTE Electric as Servicer.

Risks Associated with the Unusual Nature of the Securitization Property: In the event of foreclosure, there is likely to be a limited market, if any, for the Securitization Property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the Bonds will be due and payable upon acceleration of the Bonds before maturity, payment of the Securitization Charges by Customers likely would not be accelerated and the nature of the Issuing Entity’s business will result in principal of the Bonds being paid as funds become available.

Risk Associated with Natural Disasters: The potential disruption of DTE Electric’s operations due to storms, natural disasters or other catastrophic events could be substantial. Generation, transmission, distribution and consumption of electricity might be interrupted temporarily, reducing the collections of Securitization Charges.

Risks Associated with Potential Bankruptcy Proceedings: In the event of a bankruptcy of DTE Electric, you may experience a delay in payment or losses on the Bonds due to various factors, including the comingling of

Securitization Charges with other revenues of the Servicer, an assertion that the sale of the Securitization Property was a financing transaction, a decision or order by a bankruptcy court that the assets of the Issuing Entity and DTE Electric should be substantively consolidated, a holding by a bankruptcy court that the remittance of funds prior to bankruptcy of the Servicer constitutes a preference under bankruptcy law, the Bonds representing only unsecured claims against DTE Electric, and other impacts of the bankruptcy process, such as an automatic stay.

Other Risks Associated with the Purchase of the Bonds: Other risks associated with the purchase of the Bonds include the possible insufficiency of any indemnification obligations provided by DTE Electric, the impact of an unsolicited rating, the absence of a secondary market for the Bonds, regulatory provisions affecting certain investors, and losses on investments of funds held by the Indenture Trustee.

RISK FACTORS

You should consider carefully all the information included in this prospectus, including the following factors, which might negatively impact the Issuing Entity’s ability to pay interest on, and the principal amount of, the Bonds and result in a reduction in the market value of your investment in the Bonds, before you decide whether to invest in the Bonds:

Risk Associated with Limited Source of Funds for Payment

You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited.

The only source of funds for payments of interest on and principal of the Bonds will be the Issuing Entity’s assets, which consist of:

•

the Securitization Property securing the Bonds, which constitutes the right to impose, collect and receive Securitization Charges as provided in the Financing Order, the right to obtain True-Up Adjustments of each of the Securitization Charges as provided in the Financing Order and the Statute, and all revenues or other proceeds arising from those rights and interests;

•	the funds on deposit in the Accounts (including subaccounts thereof) held by the Indenture Trustee; and

•	the Issuing Entity’s rights under various contracts described in this prospectus.

The Bonds are not a debt or liability of the State of Michigan and are not a charge on its full faith and credit or taxing power, nor will the Bonds be insured or guaranteed by DTE Electric, including in its capacity as Sponsor, Depositor, Seller or Servicer, or by its ultimate parent company, DTE Energy, any of their respective affiliates (other than the Issuing Entity), the Indenture Trustee or any other Person. The Bonds will be nonrecourse obligations, secured only by the Collateral. Delays in payment on the Bonds might result in a reduction in the market value of the Bonds and, therefore, the value of your investment in the Bonds.

Thus, you must rely for payment of the Bonds solely upon the Statute, state and federal constitutional rights arising from and to enforce the State Pledge, the irrevocable Financing Order, collections of the Securitization Charges and funds on deposit in the Accounts (including subaccounts thereof) held by the Indenture Trustee. If these amounts are not sufficient to make payments or there are delays in recoveries, you may experience material payment delays or incur a loss on your investment in the Bonds. The organizational documents of the Issuing Entity restrict the Issuing Entity’s right to acquire other assets unrelated to the transactions described in this prospectus. Please read “Description of the Issuing Entity” in this prospectus.

Risks Associated with Potential Judicial, Legislative or Regulatory Actions

Neither the Issuing Entity nor DTE Electric is obligated to indemnify you for changes in law.

Neither the Issuing Entity nor DTE Electric will indemnify you for any changes in the law, including any federal preemption or repeal or amendment of the Statute that may affect the value of your Bonds. DTE Electric will agree in both the Sale Agreement and the Servicing Agreement to institute any action or proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal, modification or amendment to the Statute that would be materially adverse to the Issuing Entity or the Secured Parties. However, DTE Electric may not be able to take such action and, if DTE Electric does take action, such action may not be successful. Although DTE Electric or any successor assignee might be required to indemnify the Issuing Entity if legal action based on the law in effect at the time of the issuance of the Bonds invalidates the Securitization Property, such indemnification obligations do not apply for any changes in law after the date the Bonds are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. See “The Sale Agreement—Seller Representations and Warranties” and “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus.

Future judicial action could reduce the value of your investment in the Bonds.

The Securitization Property securing the Bonds is created pursuant to the Statute and the Financing Order issued to DTE Electric by the MPSC pursuant to the Statute. There is uncertainty associated with investing in bonds payable from an asset that depends for its existence on legislation because there is limited judicial or regulatory experience implementing and interpreting the legislation. Because the Securitization Property is a creation of the Statute, any judicial determination affecting the validity of or interpreting the Statute, the Securitization Property or the Issuing Entity’s ability to make payments on the Bonds might have an adverse effect on the Bonds. A federal or state court could be asked in the future to determine whether the relevant provisions of the Statute are unlawful or invalid. If the Statute is invalidated, the Financing Order might also be invalidated.

Other states have passed legislation similar to the Statute to authorize recoveries by utilities of specified costs, such as costs associated with deregulation of the electricity market, environmental control costs or hurricane recovery costs, and some of those laws have been challenged by judicial actions or utility commission proceedings. To date, none of those challenges has succeeded, but future challenges might be made. An unfavorable decision challenging legislation similar to the Statute would not automatically invalidate the Statute or the Financing Order, but it might provoke a challenge to the Statute or the Financing Order, establish a legal precedent for a successful challenge to the Statute or the Financing Order or heighten awareness of the political and other risks of the Bonds, and in that way may limit the liquidity and value of the Bonds. Therefore, legal activity in other states might indirectly affect the value of your investment in the Bonds.

If an invalidation of any relevant underlying legislative provision or Financing Order provision were to result from such litigation, you might lose some or all of your investment or you might experience delays in recovering your investment.

Future Michigan legislative action might attempt to invalidate the Bonds or the Securitization Property and reduce the value of your investment.

Under the Statute, the State of Michigan has pledged, for the benefit and protection of the holders of Bonds, including Financing Parties, under the Financing Order and DTE Electric, that it will not take or permit any action that would impair the value of the Securitization Property, reduce or alter, except as allowed in connection with a True-Up Adjustment, or impair the Securitization Charges to be imposed, collected and remitted to the Financing Parties, until the principal, interest and premium, if any, and any other charges incurred and contracts to be performed, in connection with the Bonds have been paid and performed in full. For a more detailed description of the State Pledge, see “The Statute and the Financing Order” in this prospectus. Despite the State Pledge, the Michigan legislature might attempt to repeal the Statute, or attempt to amend the Statute, or, as described below, the MPSC might take certain actions that impair the Securitization Property. It might be possible for the Michigan legislature to repeal or amend the Statute notwithstanding the State Pledge if the legislature acts in order to serve a significant and legitimate public purpose. Any of these actions, as well as the costly and time-consuming litigation that likely would ensue as a result of such actions, might adversely affect the price and liquidity of, the dates of payment of interest on and principal of, and the weighted average lives of, the Bonds. Moreover, the outcome of any litigation cannot be predicted. Accordingly, you might incur a loss on or delay in recovery of your investment in the Bonds.

If an action of the Michigan legislature adversely affecting the Securitization Property or the ability to collect Securitization Charges were considered a taking under the United States or Michigan Constitutions, the State of Michigan might be obligated to pay compensation for the taking. However, even in that event, there is no assurance that any amount provided as compensation would be sufficient for you to recover fully your investment in the Bonds or to offset interest lost pending that recovery.

Under the Michigan Constitution, the Michigan electorate has the power of initiative, which gives the electorate the ability to propose laws and to enact and repeal laws that the legislature has the power otherwise to enact. Among other requirements, qualifying an initiative for an election requires petitions signed by registered electors constituting at least 8% of the total votes cast for governor at the immediately preceding general election at which a governor was elected. An initiative proposal that is not subsequently approved by the legislature will become effective only if it is approved by a majority of the electors voting at the next general election. As of the date of this prospectus, no voter initiative or petition affecting the Bonds was pending or certified, and neither the Issuing Entity nor DTE Electric is aware of any efforts to circulate petitions for action.

The enforcement of any rights against the State of Michigan or the MPSC under the State Pledge may be subject to the exercise of judicial discretion in appropriate cases and to the limitations on legal remedies against state and local governmental entities in Michigan. These limitations might include, for example, the necessity to exhaust administrative remedies prior to bringing suit in a court or limitations on type and locations of courts in which the State of Michigan or the MPSC may be sued.

Except as described in “The Sale Agreement—Indemnification” in this prospectus, neither the Issuing Entity, DTE Electric, nor any of its successors, assignees or affiliates will indemnify you for any change in law, including any amendment or repeal of the Statute, that might affect the value of the Bonds.

The federal government might preempt the Statute without full compensation.

Federal preemption of the Statute could prevent bondholders from receiving payments on the Bonds. In the past, bills have been introduced in Congress to prohibit the recovery of charges similar to the Securitization Charges, although Congress has not enacted any law to that effect. As of the date of this prospectus, neither the Issuing Entity nor DTE Electric is aware of the House or the Senate, or any of their committees having primary relevant jurisdiction, having considered legislation that would prohibit the recovery of charges similar to the Securitization Charges. However, we can give no assurances that Congress may not do so in the future. Enactment of a federal law prohibiting the recovery of charges similar to the Securitization Charges might have the effect of preempting the Statute and thereby prohibiting the recovery of the Securitization Charges, which would cause delays and losses on payments on the Bonds.

The Issuing Entity can give no assurances that a court would consider the preemption by federal law of the Statute to be a taking of property from the Issuing Entity or the bondholders under the U.S. Constitution or under the Constitution of the State of Michigan. Moreover, even if this preemption of the Statute by the federal government were considered a taking under the U.S. Constitution or under the Constitution of the State of Michigan for which the federal government had to pay just compensation, the Issuing Entity can give no assurance that this compensation would be sufficient to pay the full amount of principal of and interest on the Bonds or to pay those amounts on a timely basis.

The MPSC might attempt to take actions that could reduce the value of your investment in the Bonds.

The Statute provides that the Financing Order together with the Securitization Charges authorized in the Financing Order are irrevocable and that the MPSC may not impair, reduce or alter, except for the True-Up Adjustments, the Securitization Charges authorized under the Financing Order. However, the MPSC retains the power to adopt, revise or rescind rules or regulations affecting DTE Electric. The MPSC also retains the power to interpret the Financing Order granted to DTE Electric, and in that capacity might be called upon to rule on the meanings of provisions of the Financing Order that might need further elaboration. Any new or amended regulations or orders from the MPSC might attempt to affect the ability of the Servicer to collect the Securitization Charges in full and on a timely basis, affecting the amortization of the Bonds and their weighted average lives, and, accordingly, the rating of the Bonds or their price. However, in the Financing Order, the MPSC affirmed that it shall not reduce, impair, postpone, terminate or otherwise adjust the Securitization Charges approved in the Financing Order or impair the Securitization Property or the collection of Securitization Charges or the recovery of the qualified costs and ongoing other qualified costs and that it will act pursuant to the

Financing Order to ensure that the expected Securitization Charges are sufficient to pay on a timely basis scheduled payments of principal of and interest on the Bonds issued pursuant to the Financing Order and the ongoing other qualified costs in connection with the Bonds.

DTE Electric, as Servicer, is required to file with the MPSC, on our behalf, certain True-Up Adjustments of the Securitization Charges. Please read “The Statute and the Financing Order—True-Up Mechanism” and “The Servicing Agreement—True-Up Mechanism”. True-Up Adjustment procedures may be challenged in the future. Challenges to or delays in the True-Up Adjustment procedures might adversely affect the market perception and valuation of the Bonds. Also, any litigation might materially delay Securitization Charge collections due to delayed implementation of True-Up Adjustments and might result in missing payments or payment delays and lengthened weighted average life of the Bonds.

Risks Associated with Servicing

Inaccurate consumption or collection forecasting might reduce scheduled payments on the Bonds.

The Securitization Charges are assessed based on kilowatt-hours, or kWh, of electricity consumed by Customers. The amount and rate of collections of Securitization Charges will depend in part on actual electricity consumption and demand and the amount of collections and write-offs for each securitization rate class required to pay the specific charge (as defined under “Glossary” in this prospectus). If the Servicer inaccurately forecasts electricity consumption or demand or underestimates Customer delinquencies or charge-offs when setting or adjusting the Securitization Charges, there could be a shortfall or a material delay in collections of Securitization Charges, which might result in missed or delayed payments of principal and interest and lengthened weighted average life of the Bonds. See “The Servicing Agreement—True-Up Mechanism”.

Inaccurate forecasting of electricity consumption or demand by the Servicer could result from, among other things:

•	unanticipated weather, including catastrophic weather related damage and extreme temperatures, or economic conditions, resulting in less electricity consumption or demand than forecasted;

•

general economic conditions, including an economic downturn caused by a catastrophe, a pandemic (or other health-related event) or a global or geopolitical event, causing Customers to migrate from DTE Electric’s service territory or reduce their electricity consumption or demand;

•

the occurrence of a natural disaster, such as a blizzard, hurricane, fires, or an act of war or terrorism, cyber-attacks, or other catastrophic event, including pandemics, unexpectedly disrupting electrical service and reducing electricity consumption or demand;

•	unanticipated changes in the market structure of the electric industry;

•	large Customers unexpectedly ceasing to do business or leaving DTE Electric’s service territory;

•	Customers consuming less electricity than anticipated because of increased energy prices, unanticipated increases in conservation efforts or unanticipated increases in electric consumption efficiency;

•	differences or changes in forecasting methodology; or

•	Customers unexpectedly switching to alternative sources of energy, including self-generation of electric power.

Inaccurate forecasting of delinquencies or charge-offs by the Servicer could result from, among other things:

•

unexpected deterioration of the economy, the occurrence of a natural disaster, an act of war or terrorism or other catastrophic events, including pandemics, causing greater charge-offs than expected or forcing DTE Electric or a successor distribution company to grant additional payment relief to more Customers;

•

an unexpected change in law or actions taken by the MPSC that make it more difficult for DTE Electric or a successor distribution company to disconnect nonpaying Customers or that requires DTE Electric or a successor distribution company to apply more lenient credit standards in accepting Customers; or

•

the introduction into the energy markets, as a result of a fundamental change in the regulation of electric utilities in Michigan, of less creditworthy third-party energy suppliers that are permitted to collect payments arising from the Securitization Charges, but who may fail to remit collections to the Servicer in a timely manner.

Your investment in the Bonds depends on DTE Electric or its successors or assignees acting as Servicer of the Securitization Property.

DTE Electric, as Servicer, will be responsible for, among other things, calculating, billing, collecting and posting the Securitization Charges from Customers, submitting requests to the MPSC to adjust these charges, monitoring the Collateral for the Bonds and taking certain actions in the event of non-payment by a Customer. The Indenture Trustee’s receipt of collections in respect of the Securitization Charges, which will be used to make payments on the Bonds, will depend in part on the skill and diligence of the Servicer in performing these functions. The systems that the Servicer has in place for Securitization Charge billings, collections and postings, as the same may be modified by any applicable current or future MPSC Regulations, might, in particular circumstances, cause the Servicer to experience difficulty in performing these functions in a timely and accurate manner. In addition, should the Servicer enter into bankruptcy, to the extent permitted by law or the bankruptcy court, it may stop acting as Servicer, which may result in the disruption of collection of the Securitization Charges. If the Servicer fails to make collections for any reason, then the Servicer’s payments to the Indenture Trustee in respect of the Securitization Charges might be delayed or reduced. In that event, the Issuing Entity’s payments on the Bonds might be delayed or reduced.

DTE Electric’s operations are subject to risks beyond its control, including cyber incidents, physical security threats, and terrorism, which could limit DTE Electric’s operations and ability to service the Securitization Property.

DTE Electric operates in an industry that requires the continued operation of sophisticated information and control technology systems and network infrastructure, which control an interconnected system of generation, distribution and transmission systems shared with third parties. DTE Electric’s technology systems are vulnerable to disability or failures due to cyber incidents, physical security threats, acts of war or terrorism, and other causes, as well as loss of operational control of DTE Electric’s electric generation and distribution assets.

Information security risks have increased in recent years as a result of the proliferation of new technologies and the increased sophistication and frequency of cyberattacks, and data security breaches. Suppliers, vendors, contractors, and information technology providers have access to systems that support DTE Electric’s operations and maintain customer and employee data. A breach of these third-party systems, such as at another utility, electric generator, system operator or commodity supplier, could adversely affect the business as if it was a breach of DTE Electric’s own system. In addition, DTE Electric’s generation and electrical distribution facilities may be targets of physical security threats or terrorist activities that could disrupt DTE Electric’s ability to operate.

DTE Electric has been subject to attempted cyberattacks from time to time, but these attacks have not had a material impact on its system or business operations. A successful physical or cyber security intrusion may occur despite DTE Electric’s security measures or those that it requires its vendors to take, which include compliance with reliability standards and critical infrastructure protection standards. Despite the implementation of security measures, all assets and systems are potentially vulnerable to disability, failures, or unauthorized access due to physical or cyber security intrusions caused by human error, vendor bugs, terrorist attacks, or other malicious acts.

If DTE Electric’s assets or systems were to fail, be physically damaged, or be breached, and were not recovered in a timely manner, DTE Electric may be unable to perform critical business functions, including the distribution of electricity and the metering and billing of customers, all of which could materially affect DTE Electric’s ability to bill and collect Securitization Charges or otherwise service the Securitization Property.

If the Issuing Entity needs to replace DTE Electric as the Servicer, the Issuing Entity may experience difficulties finding and using a replacement Servicer.

Under certain circumstances, DTE Electric may resign as Servicer, or the Indenture Trustee or certain bondholders may remove DTE Electric as Servicer. See “The Servicing Agreement—Matters Regarding the Servicer” and “The Servicing Agreement—Rights When Servicer Defaults”. If DTE Electric ceases to service the Securitization Property related to the Bonds, it might be difficult to find a successor Servicer. Also, any successor Servicer might have less experience and ability than DTE Electric and might experience difficulties in collecting Securitization Charges and determining appropriate adjustments to the Securitization Charges and billing and/or payment arrangements may change, resulting in delays or disruptions of collections. A successor Servicer might only be willing to perform such services for fees higher than those approved in the Financing Order or might charge fees that, although permitted under the Financing Order, are substantially higher than the fees paid to DTE Electric as Servicer. Although a True-Up Adjustment may be required to allow for the increase in fees, there could be a gap between the incurrence of those fees and the implementation of the True-Up Adjustment to adjust for that increase that might adversely affect distributions. In addition, in the event of the commencement of a case by or against the Servicer under Title 11 of the United States Code, as amended, or the Bankruptcy Code, or similar laws, the Issuing Entity and the Indenture Trustee might be prevented from effecting a transfer of servicing due to operation of the Bankruptcy Code. Any of these factors might delay the timing of payments and reduce the value of your investment.

DTE Electric has sold certain securitization property (which is separate from the Securitization Property described in this prospectus) to DTE Electric Securitization Funding I LLC and DTE Electric Securitization Funding II LLC, respectively. Under the Intercreditor Agreement, the Servicer may be replaced and any successor servicer shall be appointed by the trustee for the Series 2022A Securitization Bonds, the trustee for the Series 2023A Securitization Bonds and the Indenture Trustee within ten (10) Business Days of written notice, and such successor servicer shall be subject to satisfaction of the Rating Agency Condition and otherwise satisfy the provisions of the Servicing Agreement. In the event of a default by the Servicer under the Servicing Agreement, if a replacement servicer is not appointed, the Indenture Trustee would not be able to replace DTE Electric or any successor as Servicer. Any of these events could adversely affect the billing, collection and posting of the Securitization Charges and the value of your investment in the Bonds. See “Relationship to Prior Series of Securitization Bonds—Intercreditor Agreement” in this prospectus.

It is possible that DTE Electric may, in the future, cause subsidiaries to issue other securities, similar to the Bonds, that are backed by securitization charges owing from customers of DTE Electric or similar types of property. DTE Electric will covenant in the Sale Agreement that, in the event of any issuance of that sort, it will amend and restate the Intercreditor Agreement to add the trustees for those other issuances. Any expansion of the Intercreditor Agreement to include those subsequent issuances could further impair the ability of the bondholders to appoint a successor Servicer in the event of a servicer default.

Changes to billing, collection and posting practices might reduce the value of your investment in the Bonds.

The Financing Order specifies the methodology for determining the amount of the Securitization Charges the Issuing Entity may impose, including that Power Supply Securitization Charges may only be collected to recover amounts related to Power Supply Costs and Distribution Securitization Charges may only be collected to recover amounts related to Distribution Costs. However, subject to any required MPSC approval, the Servicer may set its own billing, collection and posting arrangements with Customers from whom it collects Securitization

Charges, provided that these arrangements comply with any applicable MPSC customer safeguards and the provisions of the Servicing Agreement. For example, to recover part of an outstanding bill, the Servicer may agree to extend a Customer’s payment schedule or to write off the remaining portion of the bill, including the Securitization Charges. Also, subject to any required MPSC approval, the Servicer may change billing, collection and posting practices, which might adversely impact the timing and amount of Customer payments and might reduce Securitization Charge collections, thereby limiting the Issuing Entity’s ability to make scheduled payments on the Bonds. Separately, the MPSC might require changes to these practices. Any changes in billing, collection and posting practices or regulations might make it more difficult for the Servicer to timely collect the Securitization Charges and adversely affect the value of your investment in the Bonds.

It might be difficult for successor Servicers to collect the Securitization Charges from DTE Electric’s Customers.

Any successor Servicer may bring an action against a Customer for non-payment of the Securitization Charges, but only a successor Servicer that is a successor electric utility may terminate electric service for failure to pay the Securitization Charges. A successor Servicer that does not have the threat of termination of electric service available to enforce payment of the Securitization Charges would need to rely on the successor electric utility to threaten to terminate service for nonpayment of other portions of monthly electric utility bills. This inability might result in higher delinquencies and reduce the value of your investment. Also, a change in the Servicer would cause payment instructions to change, which could lead to a period of disruption in which Customers withhold payment or continue to remit payment according to the former payment instructions, resulting in delays in collection that could result in delays in payments on the Bonds.

Risks Associated with the Unusual Nature of the Securitization Property

Power Supply Securitization Charges and Distribution Securitization Charges may not be billed more than 15 years or 6 years, respectively, after the beginning of the first complete billing cycle during which such Securitization Charges were initially placed on any Customer’s bill.

Under the Statute and the Financing Order, Power Supply Securitization Charges may not be billed more than 15 years after the beginning of the first complete billing cycle during which the Power Supply Securitization Charges were initially placed on any Power Supply Customer’s bill and Distribution Securitization Charges may not be billed more than 6 years after the beginning of the first complete billing cycle during which the Distribution Securitization Charges were initially placed on any Distribution Customer’s bill. However, DTE Electric may continue to collect any billed but uncollected Power Supply Securitization Charges and Distribution Securitization Charges after the close of these 15-year or 6-year periods, respectively.

If Securitization Charges collected from billings through these periods are not sufficient to repay the Bonds in full, no other funds will be available to pay the unpaid balance due on the Bonds other than funds in the Capital Account. Furthermore, draws on the Capital Account to pay Power Supply Amounts or Distribution Amounts can only be replenished from Power Supply Securitization Charges or Distribution Securitization Charges, respectively. To the extent either Power Supply Securitization Charges or Distribution Securitization Charges are insufficient to replenish the Capital Account, it may not be replenished from the other Securitization Charges.

Foreclosure of the Indenture Trustee’s lien on the Securitization Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect.

Under the Statute and the Indenture, the Indenture Trustee or the bondholders have the right to foreclose or otherwise enforce the lien on the Securitization Property securing the Bonds. However, in the event of foreclosure, there is likely to be a limited market, if any, for the Securitization Property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the Bonds will be due and payable upon acceleration of the Bonds before maturity, payment of the Securitization Charges by Customers likely would not be accelerated and the nature of the Issuing Entity’s business will result in principal of the Bonds being paid as funds become available. If there is an acceleration of the Bonds, all tranches of the Bonds will be paid pro rata; therefore, some tranches might be paid earlier than expected and some tranches might be paid later than expected.

Risk Associated with Natural Disasters

Storm damage to DTE Electric’s operations might impair payment of the Bonds.

Severe weather, such as ice and snow storms, hurricanes and other natural disasters, may cause outages and property damage. The potential disruption of DTE Electric’s operations due to storms, natural disasters or other catastrophic events could be substantial. Generation, transmission, distribution and consumption of electricity might be interrupted temporarily, reducing the collections of Securitization Charges. There might be longer-lasting adverse effects on residential and commercial development and economic activity in the Michigan service area, which could cause the per-kWh Securitization Charges to be greater than expected. Legislative action adverse to the bondholders might be taken in response, and such legislation, if challenged as a violation of the State Pledge, might be defended on the basis of public necessity. Please read “The Statute and the Financing Order” and “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—Future Michigan legislative action might attempt to invalidate the Bonds or the Securitization Property and reduce the value of your investment” in this prospectus.

Risks Associated with Potential Bankruptcy Proceedings

For a more detailed discussion of the following bankruptcy risks, please read “How a Bankruptcy May Affect Your Investment” in this prospectus.

The Servicer will commingle the Securitization Charges with other revenues it collects, which might obstruct access to the Securitization Charges in case of the Servicer’s bankruptcy and reduce the value of your investment in the Bonds.

The Servicer will be required to remit estimated Securitization Charge collections to the Indenture Trustee no later than the second Servicer Business Day of receipt. The Servicer will not segregate Securitization Charge collections from the other funds it collects from customers or its general funds, including amounts relating to the Series 2022A Securitization Bonds and the Series 2023A Securitization Bonds. The Securitization Charge collections will be estimated and segregated only when the Servicer remits them to the Indenture Trustee.

Despite this requirement, the Servicer might fail to remit the full amount of the Securitization Charges payable to the Indenture Trustee or might fail to do so on a timely basis. This failure, whether voluntary or involuntary, might materially reduce the amount of Securitization Charge collections available to make payments on the Bonds.

Absent a default under the Servicing Agreement, DTE Electric will be permitted to remit estimated Securitization Charge collections to the Indenture Trustee instead of being required to remit actual amounts. While DTE Electric will be responsible for identifying and calculating the actual amount of Securitization Charge collections in the event of a default under the Servicing Agreement, it may be difficult for DTE Electric to identify such charges, given existing limitations in its billing system.

The Statute provides that the priority of a lien and security interest perfected in Securitization Property is not impaired by the commingling of the funds arising from Securitization Charges with any other funds. In a bankruptcy of the Servicer, however, a bankruptcy court might rule that federal bankruptcy law takes precedence over the Statute and might decline to recognize the Issuing Entity’s right to collections of the Securitization

Charges that are commingled with other funds of the Servicer as of the date of bankruptcy. If so, the collections of the Securitization Charges held by the Servicer as of the date of bankruptcy would not be available to pay amounts owing on the Bonds. In this case, the Issuing Entity would have only a general unsecured claim against the Servicer for those amounts. This decision could cause material delays in payments of principal or interest, or losses, on your Bonds and could materially reduce the value of your investment in the Bonds.

The bankruptcy of DTE Electric or any successor or assignee could result in losses or delays in payments on the Bonds.

The Statute and/or the Financing Order provide that as a matter of Michigan state law:

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that Securitization Property constitutes a present property right even though the imposition and collection of the Securitization Charges depends on the further acts of the electric utility or others that have not yet occurred;

•	that the rights of an electric utility to Securitization Property before its sale to any assignee shall be considered a property interest in a contract;

•	that the Financing Order shall remain in effect and the Securitization Property shall continue to exist until the Bonds and expenses related to the Bonds have been paid in full; and

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that an agreement by an electric utility or assignee to transfer Securitization Property that expressly states that the transfer is a sale or other absolute transfer signifies that the transaction is a true sale and is not a secured transaction and that title, legal and equitable, has passed to the entity to which the Securitization Property is transferred.

These principles are important to maintaining payments on the Bonds in accordance with their terms during any bankruptcy of DTE Electric.

A bankruptcy court generally follows state property law on issues such as those addressed by the Statute described above. However, a bankruptcy court has authority not to follow state law if it determines that the state law is contrary to a paramount federal bankruptcy policy or interest. If a bankruptcy court in a bankruptcy of DTE Electric refused to enforce one or more of the state property law provisions described above, the effect of this decision on you as a bondholder could be similar to the treatment you would receive in a bankruptcy of DTE Electric if the Bonds had been issued directly by DTE Electric. A decision by the bankruptcy court that, despite the separateness of the Issuing Entity from DTE Electric, the assets and liabilities of the Issuing Entity and those of DTE Electric should be substantively consolidated would have a similar effect on you as a bondholder.

The Issuing Entity has taken steps together with DTE Electric, as the Seller, to reduce the risk that in the event DTE Electric or an affiliate of DTE Electric were to become the debtor in a bankruptcy case, a court would order that the assets and liabilities of the Issuing Entity should be substantively consolidated with those of DTE Electric or an affiliate. Nonetheless, these steps might not be effective, and thus if DTE Electric or an affiliate of DTE Electric were to become a debtor in a bankruptcy case, a court may order that the assets and liabilities of the Issuing Entity be consolidated with those of DTE Electric or the affiliate. This might cause material delays in payment of, or losses on, your Bonds and might materially reduce the value of your investment in the Bonds. For example:

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without permission from the bankruptcy court, the Indenture Trustee might be prevented from taking actions against DTE Electric or recovering or using funds on your behalf or replacing DTE Electric as the Servicer;

•	the bankruptcy court might order the Indenture Trustee to exchange the Securitization Property for other property of lower value;

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tax or other government liens on DTE Electric’s property might have priority over the Indenture Trustee’s lien and might be paid from collections of Securitization Charges before payments on your Bonds;

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the Indenture Trustee’s lien might not be properly perfected in collections of Securitization Charges prior to or as of the date of DTE Electric’s bankruptcy, with the result that the Bonds would represent only general unsecured claims against DTE Electric;

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the bankruptcy court might rule that neither the Issuing Entity’s property interest nor the Indenture Trustee’s lien extends to Securitization Charges in respect of electricity consumed after the commencement of DTE Electric’s bankruptcy case, with the result that your Bonds would represent only general unsecured claims against DTE Electric;

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the Issuing Entity and DTE Electric might be relieved of the obligation to make any payments on your Bonds during the pendency of the bankruptcy case and might be relieved of any obligation to pay interest accruing after the commencement of the bankruptcy case;

•	DTE Electric might be able to alter the terms of the Bonds as part of its plan of reorganization;

•	the bankruptcy court might rule that the Securitization Charges should be used to pay, or the Issuing Entity should be charged for, a portion of the cost of providing electric service; or

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the bankruptcy court might rule that the remedy provisions of the Sale Agreement are unenforceable, leaving the Issuing Entity with an unsecured claim of actual damages against DTE Electric that may be difficult to prove or, if proven, to collect in full.

Furthermore, if DTE Electric were to become a debtor in a bankruptcy case, it could be permitted to stop acting as Servicer, and it may be difficult to find a third party to act as successor Servicer. The failure of the Servicer to perform its duties or the inability to find a successor Servicer could cause payment delays or losses on your investment in the Bonds. Also, the mere fact of a Servicer or Seller bankruptcy proceeding might have an adverse effect on the resale market for the Bonds and on the value of the Bonds.

The sale of the Securitization Property might be construed as a financing and not a sale in a case of DTE Electric’s bankruptcy, which might delay or limit payments on the Bonds.

The Statute provides that an agreement by an electric utility to transfer securitization property that expressly states that the transfer is a sale or other absolute transfer signifies that the transaction is a true sale and is not a secured transaction, that legal and equitable title has passed to the entity to which the securitization property is transferred, and that a true sale applies regardless of, among other things, the treatment of the transfer as a financing for tax, financial reporting or other purposes. The Issuing Entity and DTE Electric will treat the transaction as a sale under applicable law, although for financial reporting and federal and state income tax purposes the transaction will be treated as a financing. In the event of a bankruptcy of DTE Electric, a party in interest in the bankruptcy might assert that the sale of the Securitization Property to the Issuing Entity was a financing transaction and not a true sale or other absolute transfer and that the treatment of the transaction for financial reporting and tax purposes as a financing and not a sale lends weight to that position. If a court were to recharacterize the transaction as a financing, the Issuing Entity expects that it would, on behalf of the Issuing Entity and the Indenture Trustee, be treated as a secured creditor of DTE Electric in the bankruptcy on account of the lien on the Securitization Property, although a court might determine that the Issuing Entity only has an unsecured claim against DTE Electric. Even if the Issuing Entity had a security interest in the Securitization Property (which the Sale Agreement purports to provide in the event sale treatment is disallowed), the Issuing Entity would not likely have access to the related Securitization Charge collections during the bankruptcy and would be subject to the risks of a secured creditor in a bankruptcy case, including the possible bankruptcy risks described under “—The bankruptcy of DTE Electric or any successor or assignee could result in losses or delays in payments on the Bonds”. As a result, repayment of the Bonds might be significantly delayed and a plan of reorganization in the bankruptcy might permanently modify the amount and timing of payments to the Issuing Entity of the related Securitization Charge collections and therefore the amount and timing of funds available to the Issuing Entity to pay bondholders.

The collections of the Securitization Charges held by the Servicer as of the date of any future bankruptcy of the Servicer, to the extent one were to occur, might constitute preferences, which means these funds might be unavailable to pay amounts owing on the Bonds.

In the event of a bankruptcy of the Servicer, a party in interest might take the position that the remittance of funds prior to bankruptcy of the Servicer, pursuant to the Servicing Agreement, constitutes a preference under bankruptcy law if the remittance of those funds was deemed to be paid on account of a preexisting debt. If a court were to hold that the remittance of funds constitutes a preference, any such remittance within 90 days of the filing of the bankruptcy petition could be avoidable, and the funds could be required to be returned to the bankruptcy estate of the Servicer. To the extent that Securitization Charges have been commingled with the general funds of the Servicer, the risk that a court would hold that a remittance of funds was a preference would increase. Also, if the Issuing Entity is considered an “insider” of the Servicer, any such remittance made within one year of the filing of the bankruptcy petition could be avoidable as well if the court were to hold that such remittance constitutes a preference. In either case, the Issuing Entity or the Indenture Trustee would merely be an unsecured creditor of the Servicer. If any funds were required to be returned to the bankruptcy estate of the Servicer, the Issuing Entity would expect that the amount of any future Securitization Charges would be increased through the statutory True-Up Adjustments to recover such amount, though this would not eliminate the risk of payment delays or losses on your investment in the Bonds.

Claims against DTE Electric or any successor Seller might be limited in the event of a bankruptcy of the Seller.

If the Seller were to become a debtor in a bankruptcy case, claims, including indemnity claims, by the Issuing Entity against the Seller under the Sale Agreement and the other documents executed in connection with the Sale Agreement would be unsecured claims and would be adjudicated in the bankruptcy case. In addition, the bankruptcy court might estimate any contingent claims that the Issuing Entity has against the Seller and, if it determines that the contingency giving rise to these claims is unlikely to occur, estimate the claims at a lower amount. A party in interest in the bankruptcy of the Seller might challenge the enforceability of the indemnity provisions in the Sale Agreement. If a court were to hold that the indemnity provisions are unenforceable, the Issuing Entity would be left with a claim for actual damages against the Seller based on breach of contract principles, which would be subject to estimation and/or calculation by the court. The Issuing Entity cannot give any assurance as to the result if any of the above-described actions or claims are made. Furthermore, the Issuing Entity cannot give any assurance as to what percentage of its claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving the Seller.

The bankruptcy of DTE Electric or any successor Seller might limit the remedies available to the Indenture Trustee.

If an event of default is caused by the electric utility or its successors in paying revenues arising with respect to Securitization Property to the Accounts held by the Indenture Trustee relating to the Bonds, the Statute provides that the MPSC or a court of appropriate jurisdiction, upon the application of a Financing Party, including the Indenture Trustee, and without limiting any other remedies available to the Financing Party, including the Indenture Trustee, shall order the sequestration and payment to the Financing Party, including the Indenture Trustee, of revenues arising with respect to the Securitization Property. The Statute further provides that the order shall remain in full force and effect notwithstanding any bankruptcy, reorganization or other insolvency proceedings with respect to the debtor, pledgor or transferor of the property. There can be no assurance, however, that a court or the MPSC would issue this order after a DTE Electric bankruptcy given the automatic stay provisions of Section 362 of the Bankruptcy Code. In that event, the Indenture Trustee would first need to seek an order from the bankruptcy court lifting the automatic stay to permit the entry of any such order by the MPSC or court of appropriate jurisdiction or ordering an accounting and segregation of the revenues arising from the Securitization Property. There can be no assurance that any court would enter any such orders.

Other Risks Associated with the Purchase of the Bonds

DTE Electric’s obligation to indemnify the Issuing Entity for a breach of a representation or warranty might not be sufficient to protect your investment.

DTE Electric will be obligated under the Sale Agreement to indemnify the Issuing Entity and the Indenture Trustee, for itself and on behalf of the bondholders, only in specified circumstances and will not be obligated to repurchase any Securitization Property in the event of a breach of any of its representations, warranties or covenants regarding the Securitization Property. Similarly, DTE Electric will be obligated under the Servicing Agreement to indemnify the Issuing Entity and the Indenture Trustee, for itself and on behalf of the bondholders, only in specified circumstances. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus.

Neither the Indenture Trustee nor the bondholders will have the right to accelerate payments on the Bonds as a result of a breach under the Sale Agreement or Servicing Agreement, absent an event of default under the Indenture as described in “Description of the Bonds—Events of Default; Rights Upon Event of Default”. Furthermore, DTE Electric might not have sufficient funds available to satisfy its indemnification obligations under these agreements, and the amount of any indemnification paid by DTE Electric might not be sufficient for you to recover all of your investment in the Bonds. In addition, if DTE Electric becomes obligated to indemnify bondholders, the ratings on the Bonds might be downgraded as a result of the circumstances causing the breach and the fact that bondholders will be unsecured creditors of DTE Electric with respect to any of these indemnification amounts. DTE Electric will not indemnify any Person for any loss, damages, liability, obligation, claim, action, suit or payment resulting solely from a downgrade in the ratings on the Bonds, or for any consequential damages, including any loss of market value of the Bonds resulting from a default or a downgrade of the ratings of the Bonds. Please read “The Sale Agreement—Seller Representations and Warranties” and “The Sale Agreement—Indemnification” in this prospectus.

DTE Electric may sell property similar to the Securitization Property to another affiliated entity in the future.

DTE Electric sold property similar to the Securitization Property to other issuing entities in 2001, 2022 and 2023. DTE Electric may in the future sell property similar to the Securitization Property to one or more entities other than the Issuing Entity in connection with a new issuance of bonds similar to the Bonds or similarly authorized types of bonds without your prior review or approval. Any new issuance may include terms and provisions that would be unique to that particular issue. The Issuing Entity may not issue additional Bonds. DTE Electric will covenant in the Sale Agreement not to sell property similar to the Securitization Property to other entities issuing Bonds if the issuance would result in the credit ratings on the Bonds being reduced or withdrawn.

In the event a Customer does not pay in full all amounts owed under any bill, including Securitization Charges, DTE Electric, as Servicer, is required to allocate any resulting shortfalls in Securitization Charges ratably based on the amounts of Securitization Charges owing in respect of the Bonds, amounts owing to DTE Electric Securitization Funding I LLC in respect of the Series 2022A Securitization Bonds and to DTE Electric Securitization Funding II LLC in respect of the Series 2023A Securitization Bonds, any amounts owing in respect of any other series of securitization bonds and the total amounts owed by that Customer. As a result, the Issuing Entity cannot assure you that the issuance of future securitization bonds would not cause reductions or delays in payment of your Bonds.

Alternatives to purchasing electricity through DTE Electric’s distribution facilities may be more widely utilized by customers in the future.

Technological developments and/or tax or other economic incentives might result in the introduction of economically attractive, more fuel-efficient, more environmentally-friendly and/or more cost-effective alternatives to purchasing electricity through a utility’s distribution facilities for increasing numbers of customers. Manufacturers of self-generation facilities may develop smaller-scale, more fuel-efficient on-site generating and/or storage units that can be cost-effective options for a greater number of customers.

Moreover, an increase in self-service power may result if extreme weather conditions cause shortages of grid-supplied energy or if other factors cause grid-supplied energy to be less reliable. Technological developments might allow greater numbers of Customers to reduce or even altogether avoid Securitization Charges under such provisions through on-site generation and storage. This might reduce the kilowatt-hours of electric energy delivered to customers by means of DTE Electric’s distribution facilities, thereby causing reduced collections and payment delays on the Bonds. In addition, Securitization Charges to the remaining Customers would increase, which could increase the risk of charge-offs.

The absence of a secondary market for the Bonds might limit your ability to resell Bonds.

The underwriters for the Bonds might assist in resales of the Bonds, but they are not required to do so. A secondary market for the Bonds might not develop, and the Issuing Entity does not expect to list the Bonds on any securities exchange. If a secondary market does develop, it might not continue or there might not be sufficient liquidity to allow you to resell any of your Bonds. Please read “Plan of Distribution” in this prospectus for more information.

The Bonds’ credit ratings might affect the market value of your Bonds.

A downgrading of the credit ratings of the Bonds might have an adverse effect on the market value of the Bonds. Credit ratings might change at any time and a nationally recognized statistical rating organization (NRSRO) has the authority to revise or withdraw its rating based solely upon its own judgment. In addition, any downgrade in the credit ratings of the Bonds may result in the Bonds becoming ineligible to be held by certain funds or investors, which may require such investors to liquidate their investment in the Bonds and result in lower prices and a less liquid trading market for the Bonds.

The credit ratings are no indication of the expected rate of payment of principal on the Bonds.

The Issuing Entity expects the Bonds will receive credit ratings from two or more NRSROs. A rating is not a recommendation to buy, sell or hold the Bonds. The ratings merely analyze the probability that the Issuing Entity will repay the total principal amount of each tranche of Bonds at the Final Maturity Date for such tranche (which is later than the expected Scheduled Final Payment Dates) and will make timely interest payments. The ratings are not an indication that the Rating Agencies believe that principal payments are likely to be paid on time according to the expected sinking fund schedule included in this prospectus.

Under Rule 17g-5 under the Exchange Act, NRSROs providing the Sponsor with the requisite certification will have access to all information posted on a website by the Sponsor for the purpose of determining the initial rating and monitoring the rating after the issuance date in respect of the Bonds. As a result, a NRSRO other than the NRSROs hired by the Sponsor (the hired NRSROs) may issue ratings on the Bonds, or Unsolicited Ratings, which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The Unsolicited Ratings may be issued prior to, or after, the issuance date in respect of the Bonds. Issuance of any Unsolicited Rating will not affect the issuance of the Bonds. Issuance of an Unsolicited Rating lower than the ratings assigned by the hired NRSROs on the Bonds might adversely affect the value of the Bonds and, for regulated entities, could affect the status of the Bonds as a legal investment or the capital treatment of the Bonds. Investors in the Bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a NRSRO other than the hired NRSROs that is lower than the rating of a hired NRSRO. None of DTE Electric, the Issuing Entity, the underwriters or any of their affiliates will have any obligation to inform you of any Unsolicited Ratings assigned after the date of this prospectus. In addition, if the Issuing Entity or DTE Electric fail to make available to a NRSRO other than the hired NRSROs any information provided to a hired NRSRO for the purpose of assigning or monitoring the ratings on the Bonds, a hired NRSRO could withdraw its ratings on the Bonds, which could adversely affect the market value of your Bonds and could limit your ability to resell your Bonds.

Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the Bonds.

Prospective investors in the Bonds should be aware of Regulation (EU) 2017/2402 of the European Parliament and of the council of December 12, 2017 (as amended, the EU Securitization Regulation) which has direct effect in member states of the European Union (EU), is expected to be implemented in other countries in the EEA, and applies to certain EU-regulated investors.

Prospective investors in the Bonds should also be aware of the framework for the regulation of securitisations in the UK, which comprises (A) the UK Securitisation Regulations 2024 (the UK Securitization Framework), (B) the securitisation sourcebook of the handbook of rules and guidance adopted by the UK Financial Conduct Authority (FCA), (C) the Securitisation Part of the rulebook of published policy of the Prudential Regulation Authority (PRA) of the Bank of England, and (D) relevant provisions of the Financial Services and Markets Act 2000 (each as amended, supplemented or replaced from time to time).

Article 5 of the EU Securitization Regulation places certain conditions on investments in a “securitisation” as defined in the EU Securitization Regulation (the EU Due Diligence Requirements) by an EU-regulated “institutional investor”, defined in the EU Securitization Regulation to include: (a) insurance undertakings and reinsurance undertakings as defined in Directive 2009/138/EC; (b) institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 (subject to certain exceptions), and certain investment managers and authorized entities appointed by such institutions; (c) alternative investment fund managers as defined in Directive 2011/61/EU which manage and/or market alternative investment funds in the EU; (d) certain internally-managed investment companies authorized in accordance with Directive 2009/65/EC (UCITS), and management companies as defined in that Directive; and (e) credit institutions and investment firms as defined in Regulation (EU) No 575/2013 (the EU CRR). The EU Due Diligence Requirements also apply to investments by certain consolidated affiliates thereof, wherever established or located, of institutions or entities that are subject to the EU CRR) (each such entities or affiliates, together with all institutional investors referred to in this paragraph, EU Institutional Investors).

Article 5 of the UK Securitization Framework places certain conditions on investments in a “securitisation” as defined in the UK Securitization Framework (the UK Due Diligence Requirements and, together with the EU Due Diligence Requirements, the Due Diligence Requirements (and references in this Registration Statement to the applicable Due Diligence Requirements shall mean such Due Diligence Requirements to which a particular Institutional Investor is subject)) by an “institutional investor”, defined in the UK Securitization Framework to include: (a) insurance undertakings and reinsurance undertakings as defined in section 417(1) of the FSMA; (b) institutions for occupational retirement provision falling within the scope of section 417(1) of the FSMA; (c)trustees and managers of occupational pension schemes as defined in section 1(1) of the Pension Schemes Act 1993 that have their main administration in the UK, and certain fund managers of such schemes; (d) an AIFM (as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulations 2013(5)) which markets or manages AIFs (as defined in such Regulations) in the UK, and small registered UK AIFMs (as defined in such Regulations); (e) a management company as defined in section 237(2) of the FSMA; (f) a UCITS as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; and (g) a CRR firm or a FCA investment firm, each as defined by Article 4(1)(2A) of Regulation (EU) No 575/2013 as it forms part of the domestic law of the UK by virtue of the EUWA (the UK CRR). The UK Due Diligence Requirements also apply to investments by certain consolidated affiliates of UK CRR firms, wherever established or located. Each such institutional investor referred to in this paragraph, together with any such consolidated affiliate, is a UK Institutional Investor and, together with EU Institutional Investors, are the Institutional Investors.

Pursuant to, among other things, the EU Due Diligence Requirements, an Institutional Investor must and the UK Due Diligence Requirements provide that an Institutional Investor must, prior to investing in a securitization, among other things, verify that (i), an EU Institutional Investor or a UK Institutional Investor, as applicable, is required to verify that: (a) in each case, where the originator or original lender is established outside the EU, the

EEA or the UK, as applicable, the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes in order to ensure that credit-granting requirements are satisfied, based on a thorough assessment of the obligor’s creditworthiness; (ii) in each case, the originator, sponsor or original lender retains on an ongoing basis (or, in the case of UK Institutional Investors, continually retains) a material net economic interest in the securitisation which, in any event, will not be less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation or the UK Securitization Framework, and discloses that risk retention; (iii) in the case of an EU Institutional Investor, the originator, sponsor or relevant securitisation special purpose entity has, where applicable, made available the information as required by Article 7 of the EU Securitization Regulation in accordance with the frequency and modalities provided for in that Article; and (iv) in the case of a UK Institutional Investor, the originator, sponsor or relevant securitization special purpose entity, if established in a third country, has, where applicable, made available sufficient information which is substantially the same as that which it would have made available under Article 7 of the UK Securitization Framework. Furthermore, an Institutional Investor must be able to demonstrate that it has undertaken certain due diligence with respect to various matters, including the risk characteristics of its investment position and the underlying assets, and that procedures are established for such activities to be monitored to enable the institutional investor independently to assess the risks of holding the securitisation position, and has committed to make further information available on an ongoing basis, as appropriate.

Each of the EU Due Diligence Requirements and the UK Due Diligence Requirements further require that an EU Institutional Investor or UK Institutional Investor, respectively, carry out a due diligence assessment which enables it to assess the risks involved prior to investing, including but not limited to the risk characteristics of the individual investment position and the underlying assets and all the structural features of the securitisation that can materially impact the performance of the investment. In addition, each of the EU Due Diligence Requirements and the UK Due Diligence Requirements require that, while holding an exposure to a securitisation, an EU Institutional Investor or a UK Institutional Investor, as applicable, is subject to various monitoring obligations in relation to such exposure, including but not limited to: (i) establishing appropriate written procedures to monitor compliance with the aforementioned due diligence requirements and the performance of the investment and of the underlying assets, (ii) performing stress tests on the cash flows and collateral values supporting the underlying assets, (iii) ensuring certain internal reporting to its management body (or equivalent), and (iv) being able to demonstrate to its relevant regulatory authorities, upon request, that it has a comprehensive and thorough understanding of the investment and underlying assets and that it has implemented written policies and procedures for the risk management of the investment and as otherwise required by the EU Due Diligence Requirements or the UK Due Diligence Requirements, as applicable.

Neither the Issuing Entity nor DTE Electric believe that the Bonds fall within the definition of a “securitization” for purposes of the EU Securitization Regulation or the UK Securitization Framework as there is no tranching of credit risk associated with exposures under the transactions described in this prospectus. Therefore, such transactions are not subject to the EU Securitization Regulation or the UK Securitization Framework. As such, neither the Issuing Entity nor DTE Electric, nor any other party to the transactions described in this prospectus, intend, or are required under the transaction documents, to retain a material net economic interest in respect of such transactions, or to take, or to refrain from taking, any other action, in a manner prescribed or contemplated by the EU Securitization Regulation or the UK Securitization Framework. In particular, no such person undertakes to take, or to refrain from taking, any action for purposes of compliance by any investor (or any other person) with any requirement of the EU Securitization Regulation or the UK Securitization Framework to which such investor (or other person) may be subject at any time.

However, if a competent authority were to take a contrary view and determine that the transactions described in this prospectus do constitute a securitization for purposes of the EU Securitization Regulation or the UK Securitization Framework, then any failure by an EU Institutional Investor or a UK Institutional Investor (as applicable) to comply with any applicable requirement of the EU Securitization Regulation or the UK

Securitization Framework (as applicable) with respect to an investment in the Bonds may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions and remedial measures.

Consequently, the Bonds may not be a suitable investment for EU Institutional Investors or UK Institutional Investors. As a result, the price and liquidity of the Bonds in the secondary market may be adversely affected. Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own advisors and any relevant regulator or other authority regarding the scope, applicability and compliance requirements of the EU Securitization Regulation and the UK Securitization Framework, and the suitability of the Bonds for investment. Neither the Issuing Entity nor DTE Electric, nor any other party to the transactions described in this prospectus, make any representation as to any such matter, or have any liability to any investor (or any other person) for any non-compliance by any such person with the EU Securitization Regulation, the UK Securitization Framework or any other applicable legal, regulatory or other requirements.

You might receive principal payments for the Bonds later than you expect.

The amount and the rate of collection of the Securitization Charges for the Bonds will be impacted by the actual electric usage by Customers and collections from Customers’ electricity bills by the Servicer and, together with the related Securitization Charge adjustments, will generally determine whether there is a delay in the scheduled repayment of Bond principal. If the Servicer collects the Securitization Charges at a slower rate than expected, it might have to request adjustments of the Securitization Charges to correct for those delays. If those adjustments are not timely and accurate, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the Bonds.

If the investment of collected Securitization Charges and other funds held by the Indenture Trustee in the Accounts related to the Bonds results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the Bonds later than you expect.

Funds held by the Indenture Trustee in the Accounts related to the Bonds will be invested in eligible investments at the written direction of the Servicer. See “Security for the Bonds—Description of Indenture Accounts—Eligible Investments for Funds in the Capital Account, Payment Account and Collection Accounts”. Eligible investments include money market funds having a short-term issuer rating from Moody’s and S&P of P-1 and A-1, respectively. Although investments in these money market funds have traditionally been viewed as highly liquid with a low probability of principal loss, illiquidity and principal losses have been experienced by investors in certain of these funds as a result of disruptions in the financial markets in recent years. If investment losses or illiquidity are experienced, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the Bonds.

REVIEW OF THE SECURITIZATION PROPERTY

Pursuant to the rules of the SEC, DTE Electric, as Sponsor, has performed, as described below, a review of the Securitization Property underlying the Bonds. As required by these rules, the review was designed and effected to provide reasonable assurance that disclosure regarding the Securitization Property is accurate in all material respects. DTE Electric did not engage a third party in conducting its review.

The Bonds will be secured by the Collateral pledged under the Indenture. The principal assets included within the Collateral are the Power Supply Securitization Property and the Distribution Securitization Property, referred to collectively herein as the Securitization Property unless the context indicates otherwise. The Securitization Property is a present property right authorized and created pursuant to the Statute and the Financing Order.

The Power Supply Securitization Property includes (i) the right to impose, collect and receive Power Supply Securitization Charges in amounts necessary to provide the full recovery of all qualified costs related to Power Supply Amounts, which includes the principal and interest payments for the Bonds issued to recover Power Supply Costs, as well as the pro-rata share of ongoing other qualified costs based on the initial principal amount of Bonds related to Power Supply Costs, (ii) the right under the Financing Order to obtain True-Up Adjustments of Power Supply Securitization Charges as provided in the Financing Order and the Statute and (iii) all revenue, collections, payments, money and proceeds arising out of the rights and interests in such property, as provided in the Financing Order. The Power Supply Securitization Charges are nonbypassable and will be assessed against and collected from all Power Supply Customers. Under the Financing Order, all Power Supply Customers are responsible for paying the Power Supply Securitization Charges. Power Supply Customers include all existing and future retail electric distribution customers of DTE Electric or its successors, excluding (i) customers to the extent they obtain or use self-service power, (ii) customers to the extent engaged in affiliate wheeling, and (iii) Current ROA Customers, which are ROA Customers as of August 6, 2026 to the extent that those ROA Customers remain on DTE Electric’s retail choice program and do not return to retail electric service.

The Distribution Securitization Property includes (i) the right to impose, collect and receive Distribution Securitization Charges in amounts necessary to provide the full recovery of all qualified costs related to Distribution Amounts, which includes the principal and interest payments for the Bonds issued to recover Distribution Costs, as well as the pro-rata share of ongoing other qualified costs based on the initial principal amount of Bonds related to Distribution Costs, (ii) the right under the Financing Order to obtain True-Up Adjustments of Distribution Securitization Charges as provided in the Financing Order and the Statute and (iii) all revenue, collections, payments, money and proceeds arising out of the rights and interests in such property, as provided in the Financing Order. The Distribution Securitization Charges are nonbypassable and will be assessed against and collected from all Distribution Customers. Under the Financing Order, all Distribution Customers are responsible for paying the Distribution Securitization Charges. Distribution Customers include all existing and future retail electric distribution customers of DTE Electric or its successors, excluding (i) customers to the extent they obtain or use self-service power and (ii) customers to the extent engaged in affiliate wheeling.

The Securitization Property is not a static pool of assets. The Securitization Charges included within the Securitization Property are irrevocable and not subject to reduction, impairment, postponement, termination or, except for the True-Up Adjustments to correct any overcollections or undercollections, adjustment by further action of the MPSC. The Securitization Charges to Customers will be adjusted at least annually to correct any overcollections or undercollections of the preceding 12 months and to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. Under the Financing Order, Power Supply Customers must pay Power Supply Securitization Charges and Distribution Customers must pay Distribution Securitization Charges. Power Supply Securitization Charges may not be applied to pay debt service or ongoing other qualified costs relating to or allocated to the portion of Bonds related to Distribution Costs, nor shall Distribution Securitization Charges be applied to pay debt service or ongoing other qualified costs relating to or allocated to the portion of Bonds related to Power Supply Costs.

Securitization Charges will be adjusted at least annually (and, beginning one year prior to the Scheduled Final Payment Date for each tranche until such tranche is fully repaid or the Final Maturity Date for such tranche, on a quarterly basis) and semi-annually if the Servicer determines that a True-Up Adjustment is needed to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. True-Up Adjustments to Securitization Charges may also be made by the Servicer more frequently at any time, without limits as to frequency, if the Servicer determines that a True-Up Adjustment is needed to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges and to allocate the responsibility for the overall revenue requirements in a manner that assures no Power Supply Customer will be responsible for Distribution Securitization Charges and no Distribution Customer will be responsible for Power Supply Securitization Charges in connection with the Bonds. There is no cap on the level of Power Supply Securitization Charges that may be imposed on Power Supply Customers as a result of the True-Up Mechanism to pay on a timely basis scheduled principal of and interest on the Bonds and ongoing other qualified costs relating to Power Supply Amounts, and no cap on the level of Distribution Securitization Charges that may be imposed on Distribution Customers as a result of the True-Up Mechanism to pay on a timely basis scheduled principal of and interest on the Bonds and ongoing other qualified costs relating to Distribution Amounts as described under “Security for the Bonds—How Funds in the Payment Account will be Allocated”. All revenues and collections resulting from the respective Securitization Charges provided for in the Financing Order are part of the respective Securitization Property. The Collateral securing payment of the Bonds is described in more detail under “Security for the Bonds—Pledge of Collateral” in this prospectus.

In the Financing Order, the MPSC, among other things:

•

established the Power Supply Securitization Charge and authorized the Power Supply Securitization Charges to be billed to and collected from all Power Supply Customers for up to fifteen (15) years after the beginning of the first complete billing cycle during which the Power Supply Securitization Charges were initially placed on any Power Supply Customer’s bill;

•

established the Distribution Securitization Charge and authorized the Distribution Securitization Charges to be billed to and collected from all Distribution Customers for up to six (6) years after the beginning of the first complete billing cycle during which the Distribution Securitization Charges were initially placed on any Distribution Customer’s bill;

•

confirmed, for the benefit and protection of all Financing Parties and DTE Electric, the State Pledge and pursuant to the Statute, the MPSC authorized the State Pledge to be included in any documentation relating to the Bonds; and

•

approved the procedures and methodologies for adjusting the Securitization Charges during the term that the Bonds are outstanding to ensure that the expected Securitization Charge collections are sufficient to pay on a timely basis scheduled principal of and interest on the Bonds and other qualified costs.

Please read “The Statute and the Financing Order” in this prospectus for more detail.

The characteristics of the Securitization Property are unlike the characteristics of assets underlying mortgage and other commercial asset securitizations because the Securitization Property is a creature of statute and state regulatory commission proceedings. Because the nature and characteristics of the Securitization Property and many elements of the securitization are set forth in and constrained by the Statute and the Financing Order, DTE Electric, as Sponsor, does not select the assets to be securitized in ways common to many securitizations. Moreover, the Bonds do not contain origination or underwriting elements similar to typical mortgage or other loan transactions involved in other forms of asset-backed securities. The Statute and the Financing Order require the imposition on, and collection of Power Supply Securitization Charges from all Power Supply Customers required to pay Power Supply Securitization Charges and of Distribution Securitization

Charges from all Distribution Customers required to pay Distribution Securitization Charges. Since Power Supply Securitization Charges are assessed against all Power Supply Customers required to pay Power Supply Securitization Charges and Distribution Securitization Charges are assessed against all Distribution Customers required to pay Distribution Securitization Charges, and the True-Up Adjustments adjust for the impact of Customer defaults, the collectability of the Securitization Charges is not ultimately dependent upon the credit quality of particular Customers, as would be the case in the absence of the True-Up Adjustments.

The review by DTE Electric of the Securitization Property underlying the Bonds has involved a number of discrete elements as described in more detail below. DTE Electric has analyzed and applied the Statute’s requirements for securitization of qualified costs in seeking approval of the MPSC for the issuance of the Financing Order and in its proposal with respect to the characteristics of the Securitization Property to be created pursuant to the Financing Order. DTE Electric worked with its legal counsel and its structuring agent in preparing the Application for a Financing Order and with the MPSC on the terms of the Financing Order. Moreover, DTE Electric worked with its legal counsel, its structuring agent and counsel to the structuring agent and the underwriters in preparing the legal agreements that provide for the terms of the Bonds and the Collateral for the Bonds. DTE Electric has analyzed economic issues and practical issues for the collection of the Securitization Charges and the scheduled payment of the Bonds, including the impact of economic factors, potential for disruptions due to weather or catastrophic events and its own forecasts for electricity usage as well as the historic accuracy of its prior forecasts.

In light of the unique nature of the Securitization Property, DTE Electric has taken (or, prior to the offering of the Bonds, will take) the following actions in connection with its review of the Securitization Property and the preparation of the disclosure for inclusion in this prospectus describing the Securitization Property, the Bonds and the proposed securitization:

•

reviewed the Statute, other relevant provisions of Michigan statutes and any applicable MPSC Regulations as they relate to the Securitization Property in connection with the preparation and filing of the Application with the MPSC for the approval of the Financing Order in order to confirm that the Application and proposed Financing Order satisfied applicable statutory and regulatory requirements;

•	actively participated in the proceedings before the MPSC relating to the approval of the Financing Order;

•

compared the process by which the Financing Order was adopted and approved by the MPSC to the requirements of the Statute and any applicable MPSC Regulations as they relate to the Securitization Property to confirm that it met such requirements;

•

compared the proposed terms of the Bonds to the applicable requirements in the Statute, other relevant provisions of Michigan statutes, the Financing Order and any applicable MPSC Regulations to confirm that they met such requirements;

•

prepared and reviewed the agreements to be entered into in connection with the issuance of the Bonds and compared such agreements to the applicable requirements in the Statute, other relevant provisions of Michigan statutes, the Financing Order and any applicable MPSC Regulations to confirm that they met such requirements;

•

reviewed the disclosure in this prospectus regarding the Statute, other relevant provisions of Michigan statutes, the Financing Order and the agreements to be entered into in connection with the issuance of the Bonds, and compared such descriptions to the relevant provisions of the Statute, other relevant provisions of Michigan statutes, the Financing Order and such agreements to confirm the accuracy of such descriptions;

•

consulted with legal counsel to assess if there is a basis upon which the bondholders (or the Indenture Trustee acting on their behalf) could successfully challenge the constitutionality of any legislative action by the State of Michigan (including the MPSC) that could repeal or amend the securitization provisions of the Statute that could substantially impair the value of the Securitization Property, or substantially reduce, alter or impair the Securitization Charges;

•

reviewed the process and procedures in place for it, as Servicer, to perform its obligations under the Servicing Agreement, including billing, collecting and remitting the Securitization Charges to be provided for under the Securitization Property, forecasting Securitization Charges, and preparing and filing applications for True-Up Adjustments to the Securitization Charges;

•

reviewed the methodology and procedures for the True-Up Adjustments for adjusting Securitization Charge levels to meet the scheduled payments on the Bonds and in this context took into account its experience with the MPSC, including the true-up mechanisms for the Prior Series of Securitization Bonds for which it has served as the sponsor; and

•

with the assistance of the underwriters, prepared financial models in order to set the initial Securitization Charges to be provided for under the Securitization Property at a level expected to be sufficient to pay on a timely basis scheduled principal of and interest on the Bonds and ongoing other qualified costs.

In connection with the preparation of such models, DTE Electric:

•	reviewed (i) the historical electric usage and Customer growth within its service territory and (ii) forecasts of expected electric usage and Customer growth;

•

reviewed its historical collection of securitization charges with respect to the Prior Series of Securitization Bonds and reviewed the resulting payment history and annual true-up adjustment experience with respect to the Prior Series of Securitization Bonds; and

•

analyzed the sensitivity of the weighted average life of the Bonds in relation to variances in actual electric usage from forecasted levels and in relation to the True-Up Adjustments in order to assess the probability that the weighted average life of the Bonds may be extended as a result of such variances, and in the context of the True-Up Adjustments for adjustment of Securitization Charges to address under-collections or over-collections in light of scheduled payments on the Bonds.

As a result of this review, DTE Electric has concluded that:

•

the Securitization Property, the Financing Order and the agreements to be entered into in connection with the issuance of the Bonds meet in all material respects the applicable statutory and regulatory requirements;

•

the disclosure in this prospectus regarding the Statute, other relevant provisions of Michigan statutes, the Financing Order and the agreements to be entered into in connection with the issuance of the Bonds is accurate in all material respects;

•	the Servicer has adequate processes and procedures in place to perform its obligations under the Servicing Agreement;

•

Securitization Charges, as adjusted from time to time as provided in the Statute and the Financing Order, are expected to generate sufficient revenues to pay on a timely basis scheduled principal of and interest on the Bonds and ongoing other qualified costs; and

•

the design and scope of DTE Electric’s review of the Securitization Property as described above is effective to provide reasonable assurance that the disclosure regarding the Securitization Property in this prospectus is accurate in all material respects.

THE STATUTE AND THE FINANCING ORDER

The Statute

The Statute was enacted into Michigan law on June 5, 2000. The Statute provides an electric utility (such as DTE Electric) the opportunity to recover qualified costs through securitization charges, as approved by the MPSC. Qualified costs are:

•	an electric utility’s regulatory assets as determined by the MPSC, adjusted by the applicable portion of related investment tax credits;

•

any costs that the MPSC determines that the electric utility would be unlikely to collect in a competitive market, including, but not limited to, retail open access implementation costs and the costs of an MPSC-approved restructuring, buyout or buy-down of a power purchase contract;

•	the costs of issuing, supporting and servicing securitization bonds;

•	any costs of retiring and refunding the electric utility’s existing debt and equity securities in connection with the issuance of securitization bonds; and

•	taxes related to the recovery of securitization charges.

Recovery of Qualified Costs is Allowed for Michigan Electric Utilities

Upon the application of an electric utility, if the MPSC finds that the net present value of the revenues to be collected under a financing order is less than the amount that would be recovered over the remaining life of the qualified costs using conventional financing methods and that the financing order is consistent with the following standards, then the MPSC is required under the Statute to issue a financing order to allow the utility to recover qualified costs. In issuing such financing order, the MPSC is required to ensure all of the following:

•	that the proceeds of the securitization bonds are used solely for the purposes of the refinancing or retirement of debt or equity;

•	that the securitization provides tangible and quantifiable benefits to customers of the electric utility;

•

that the expected structuring and expected pricing of the securitization bonds will result in the lowest securitization charges consistent with market conditions and the terms of the financing order; and

•

that the amount securitized does not exceed the net present value of the revenue requirement over the life of the proposed securitization bonds associated with the qualified costs sought to be securitized.

The Statute allows electric utilities an opportunity to recover their qualified costs. As a mechanism to recover qualified costs, the Statute provides for the imposition and collection of securitization charges on customers’ bills.

Electric Utilities May Securitize Qualified Costs

Qualified Costs May be Recovered by the Issuance of Securitization Bonds

The Statute authorizes the MPSC to issue financing orders (such as the Financing Order described in this prospectus) approving, among other things, the issuance of securitization bonds to recover the qualified costs of an electric utility. An electric utility, its successor or an assignee under the financing order may issue securitization bonds, and that successor or assignee may use the proceeds to purchase the electric utility’s rights and interests under the financing order, which is the securitization property. Under the Statute, proceeds of securitization bonds are required to be used solely to refinance or retire an electric utility’s debt or equity. Securitization bonds are secured by and payable from the securitization property (rights and interests of the electric utility, or its successor, under the financing order, including the right to impose, collect and receive securitization charges authorized in the financing order in an amount necessary to provide the full recovery of all qualified costs, the right under the financing order to obtain periodic adjustments of securitization charges under the Statute and all revenue, collections, payments, money and proceeds arising out of the rights and interests in such property). Under the Statute, securitization charges may be billed over a period not to exceed 15 years.

The Statute contains a number of provisions designed to facilitate the securitization of qualified costs.

A Financing Order is Irrevocable

The Statute provides that a financing order (including the Financing Order), together with the securitization charges authorized in the financing order, are irrevocable, subject to rehearing by the MPSC only on the motion of the electric utility. Notwithstanding its irrevocability, a party to the MPSC proceeding may appeal a financing order to the Michigan court of appeals within 30 days after the financing order is issued by the MPSC. Under the Statute, a financing order and the securitization charges authorized in the financing order are also not subject to reduction, impairment or adjustment by further action of the MPSC, other than pursuant to the securitization charge adjustment provisions of the Statute.

State Pledge

In addition, under the Statute, the State of Michigan pledges, for the benefit and protection of the Financing Parties, including the bondholders, and the electric utility, that it will not take or permit any action that would impair the value of the securitization property, reduce or alter, except as allowed by the securitization charge adjustment provisions of the Statute, or impair the securitization charges to be imposed, collected and remitted, until the principal, interest and premium, if any, and any other charges incurred and contracts to be performed, in connection with the related securitization bonds have been paid and performed in full. See “—The Securitization Charge is Adjusted Periodically” below. See also “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” and “The Servicing Agreement—True-Up Mechanism” in this prospectus. Securitization bonds are not a debt or obligation of the State of Michigan and are not a charge on its full faith and credit or taxing power.

The Securitization Charge is Adjusted Periodically

The Statute requires each financing order (including the Financing Order) to include a mechanism requiring that securitization charges be reviewed and adjusted by the MPSC at least annually, within 45 days of the anniversary date of the issuance of the securitization bonds, to correct any overcollections or undercollections of the preceding 12 months. See “The Servicing Agreement—True-Up Mechanism” in this prospectus.

Customers Cannot Avoid Paying the Securitization Charges

The Statute provides that the imposition and collection of securitization charges are a nonbypassable charge, which means that the charges will be payable by all customers required to pay such charges of an electric utility or its assignees or successors regardless of the identity of the customer’s electric generation supplier.

The Statute Provides Procedures for Perfecting the Transfer and Pledge of Securitization Property

The Statute specifies the procedures for perfecting the transfer of the securitization property from an electric utility to the issuing entity under Michigan law and perfecting the security interest granted by the issuing entity to the indenture trustee in the securitization property under Michigan law. The Statute provides that a transfer of an interest in securitization property shall be perfected against all third parties, including subsequent judicial and other lien creditors, when a financing statement with respect to the transfer has been filed in accordance with Public Act 174 of 1962, as amended; MCL 440.1101, et seq. (Michigan UCC).

A security interest in securitization property may be created only by a financing order (including the Financing Order) and the execution and delivery of a security agreement (such as the Indenture). A security interest in securitization property attaches automatically from the time that value is received for the securitization bonds and is perfected upon the filing of a financing statement under the Michigan UCC, whether or not the revenue or proceeds thereof have accrued. The Statute provides that priority of security interests in securitization property will not be impaired by commingling of funds arising from securitization charges with other funds or later modification of the financing order (including the Financing Order).

The Statute provides that the Statute shall control in any conflict between the Statute and any other law of the State of Michigan regarding the attachment and perfection and the effect of perfection and the priority of any security interest in securitization property.

See “Security for the Bonds—Security Interest in the Collateral” in this prospectus.

The Statute Characterizes the Transfer of Securitization Property as a True Sale and not a Secured Transaction

The Statute provides that an agreement by an electric utility or assignee to transfer securitization property that expressly states that the transfer is a sale or other absolute transfer signifies that the transaction is a true sale and is not a secured transaction and that title, legal and equitable, has passed to the entity to which the securitization property is transferred. The characterization of the transfer as a true sale is not affected by the fact that:

•	the purchaser has any recourse against the seller or any other term of the parties’ agreement, including the seller’s retention of an equity interest in the securitization property;

•	the electric utility acts as a collector of securitization charges relating to the securitization property: or

•	the transfer is treated as a financing for tax, financial reporting or other purposes.

See “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings” in this prospectus.

The Statute Provides Ownership of Securitization Bonds Not Taken Into Account for Certain Michigan Tax Purposes

The Statute provides that the acquisition, ownership and disposition of any direct interest in any securitization bond shall not be taken into account in determining whether a person is subject to any income tax, franchise tax, business activities tax, intangible property tax, excise tax, stamp tax or any other tax imposed by the State of Michigan or any agency or political subdivision of the State of Michigan.

The Financing Order

On May 8, 2026, DTE Electric filed with the MPSC an application (the Application) for a financing order pursuant to the Statute in MPSC Docket No. U-22109. In its Application, DTE Electric requested that it be given the authority, among other things, to recover, through the issuance of securitization bonds, approximately $600.5 million in qualified costs associated with (i) the retirement of coal handling assets at Belle River and (ii) the cessation of operations of MERC, as well as the remainder of its tree trim surge regulatory asset first established in Case No. U-20162. Under its Application, DTE Electric alone was proposed to be the sole Sponsor and Seller into securitization.

On August 6, 2026, the MPSC issued the Financing Order, which became effective on August 6, 2026. Under the Financing Order, DTE Electric was given the authority, among other things, to recover, through the issuance of securitization bonds, up to $600.5 million in qualified costs, consisting of (i) $236.7 million of Belle River Costs, (ii) $16.0 million of MERC Costs, (iii) $340.2 million of Distribution Costs, and (iv) $7.5 million of initial other qualified costs.

The Statute allows a party to appeal the Financing Order to the Michigan Court of Appeals within 30 days after the Financing Order is issued. As of August 21, 2026, no party has appealed the Financing Order.

In the Financing Order, the MPSC affirmed that it shall not reduce, impair, postpone, terminate or otherwise adjust the Securitization Charges approved in the financing order or impair the Securitization Property or the collection of Securitization Charges or the recovery of the qualified costs and ongoing other qualified costs and that it will act pursuant to the Financing Order to ensure that the expected Securitization Charges are sufficient to pay on a timely basis scheduled principal of and interest on the Bonds issued pursuant to the Financing Order and the ongoing other qualified costs in connection with the Bonds. Pursuant to the provisions of the Statute and, by its terms, the Financing Order, the Securitization Charges authorized by the Financing Order are irrevocable and not subject to reduction, impairment or adjustment by further action of the MPSC, except by use of the True-Up Adjustment procedures approved in the Financing Order.

The Financing Order also approves the structure and other key terms of the Bonds.

We have filed the Financing Order with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The statements summarizing the Financing Order in this prospectus are subject to and qualified by reference to the provisions of the Financing Order.

Collection of Securitization Charges

The Financing Order authorizes DTE Electric to collect Power Supply Securitization Charges from all Power Supply Customers and Distribution Securitization Charges from all Distribution Customers in amounts sufficient to pay on a timely basis Power Supply Amounts and Distribution Amounts, as the case may be. Power Supply Securitization Charges may not be used to pay Distribution Amounts and Distribution Securitization Charges may not be used to pay Power Supply Amounts. Ongoing other qualified costs will be allocated to be recovered on a pro rata basis based on the initial principal amount of Bonds relating to Power Supply Costs and Distribution Costs.

There is no cap on the level of Power Supply Securitization Charges that may be imposed on Power Supply Customers to pay on a timely basis scheduled principal of and interest on the Bonds and ongoing other qualified costs relating to Power Supply Amounts, and no cap on the level of Distribution Securitization Charges that may be imposed on Distribution Customers to pay on a timely basis scheduled principal of and interest on the Bonds and ongoing other qualified costs relating to Distribution Amounts.

In accordance with the Financing Order, Power Supply Securitization Charges shall be imposed for a period no greater than fifteen (15) years after the beginning of the first complete billing cycle during which the Power Supply Securitization Charges were initially placed on any Power Supply Customer’s bill and shall be collected from all Power Supply Customers in amounts sufficient to pay principal, interest and pro-rated ongoing other qualified costs for the portion of the Bonds related to Power Supply Costs and Distribution Securitization Charges shall be imposed for a period no greater than six (6) years after the beginning of the first complete billing cycle during which the Distribution Securitization Charges were initially placed on any Distribution Customer’s bill and shall be collected from all Distribution Customers in amounts sufficient to pay principal, interest and pro-rated ongoing other qualified costs for the portion of the Bonds related to Distribution Costs.

However, DTE Electric may continue to collect any billed but uncollected Securitization Charges after the close of these 15-year or 6-year periods, as applicable. Amounts of the Power Supply Securitization Charges or the Distribution Securitization Charges remaining unpaid after the close of these 15-year or 6-year periods, respectively, may be recovered through use of collection activities, including the use of the judicial process.

Revisions to Electric Tariffs

DTE Electric shall revise its electric tariffs in accordance with the Financing Order. DTE Electric shall also file, no less than seven days prior to the initial imposition and billing of its Securitization Charges, revised tariff sheets reflecting all the terms of the Financing Order, including those necessary to implement each bill credit proposed by DTE Electric. DTE Electric shall also include necessary language in its electric tariffs to periodically provide for True-Up Adjustments to the Securitization Charges. Please see “DTE Electric Company—The Depositor, Sponsor, Seller and Initial Servicer—DTE Electric Customers Base and Electric Energy Consumption—Securitization Rate Classes”.

Securitization Rate Classes and Cost Allocations; Nonbypassability

The Statute provides that the Securitization Charges are nonbypassable. The Financing Order provides that Securitization Charges are payable by all existing and future retail electric distribution customers of DTE Electric as described below.

The Power Supply Securitization Charges are nonbypassable and will be assessed against and collected from all Power Supply Customers. Under the Financing Order, all Power Supply Customers are responsible for paying Power Supply Securitization Charges. Power Supply Customers include all existing and future retail electric distribution customers of DTE Electric or its successors, excluding (i) customers to the extent they obtain or use self-service power, (ii) customers to the extent engaged in affiliate wheeling, and (iii) Current ROA Customers, as of August 6, 2026 to the extent that those ROA Customers remain on DTE Electric’s retail choice program and do not return to retail electric service.

The Distribution Securitization Charges are nonbypassable and will be assessed against and collected from all Distribution Customers. Under the Financing Order, all Distribution Customers are responsible for paying Distribution Securitization Charges. Distribution Customers include all existing and future retail electric distribution customers of DTE Electric or its successors, excluding (i) customers to the extent they obtain or use self-service power and (ii) customers to the extent engaged in affiliate wheeling.

Allocation of Payment Responsibility Among Customer Classes

Under the terms of the Financing Order, responsibility for the payment of the Securitization Charges associated with the Bonds is allocated among DTE Electric’s customer classes (referred to in this prospectus as securitization rate classes) based upon the allocation methodology described below.

Under the terms of the Financing Order, responsibility for the payment of the Power Supply Securitization Charges associated with the Bonds is allocated among the cost of service classes according to the currently approved 255 allocation factor at the time the Bonds are issued. The 255 allocation factor allocates to fifteen cost of service classes (three residential, three commercial, five primary and four street lighting) based upon 75% of that class’ share of the four (4) coincident peak (4 CP) and 25% of that class’ share of total energy use. The 4 CP measures the average of the four (4) monthly coincident peaks per the currently approved cost of service study. Each securitization rate class responsible for the Power Supply Securitization Charges is allocated a percentage responsibility for the payment of the Bonds and related ongoing other qualified costs related to Power Supply Amounts. Initial Power Supply Securitization Charges shall be allocated among Power Supply Customers and be applied as per-kWh Power Supply Securitization Charges within each Power Supply Customer securitization rate class and rate schedule. Any changes to the 255 allocation factor subsequently approved by the MPSC will be reflected in the next True-Up Adjustment of the Power Supply Securitization Charges. Responsibility for payment of the Distribution Securitization Charges associated with the Bonds is allocated among the cost of service voltage classes according to the currently approved 593 allocation factor at the time the Bonds are issued. The 593 allocation factor allocates to nine cost of service voltage classes (residential, commercial, three primary, and four street lighting) based upon that class’ share of the corresponding plant-related cost for poles and fixtures, overhead conductors, and overhead servicers per the currently approved cost of service study. Each securitization rate class responsible for the Distribution Securitization Charges is allocated a percentage responsibility for the payment of the Bonds and related ongoing other qualified costs related to Distribution Amounts. Initial Distribution Securitization Charges shall be allocated among Distribution Customers and be applied as per-kWh Distribution Securitization Charges within each Distribution Customer securitization rate class and rate schedule. Any changes to the 593 allocation factor subsequently approved by the MPSC will be reflected in the next True-Up Adjustment of the Distribution Securitization Charges. For purposes of determining ongoing other qualified cost allocations between Power Supply Customers and Distribution Customers, such costs will be allocated to be recovered on a pro rata basis based on the initial principal amount of Bonds relating to Power Supply Costs and Distribution Costs. The initial percentage allocations are shown below under “DTE Electric Company—The Depositor, Sponsor, Seller and Initial Servicer—DTE Electric Customers Base and Electric Energy Consumption—Securitization Rate Classes” in this prospectus.

True-Up Mechanism

The Financing Order authorizes adjustments to each of the Securitization Charges to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. There is no cap on the level of Power Supply Securitization Charges that may be imposed on Power Supply Customers as a result of the True-Up Mechanism to pay on a timely basis scheduled principal of and interest on the Bonds and ongoing other qualified costs relating to Power Supply Amounts, and no cap on the level of Distribution Securitization Charges that may be imposed on Distribution Customers as a result of the True-Up Mechanism to pay on a timely basis scheduled principal of and interest on the Bonds and ongoing other qualified costs relating to Distribution Amounts.

The Statute and the Financing Order mandate that each Securitization Charge on Customers be reviewed and adjusted by the MPSC at least annually to correct any overcollections or undercollections of the preceding 12 months and to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. In addition, the Financing Order provides that True-Up Adjustments are required on a semi-annual basis (or, one year prior to the Scheduled Final Payment Date for each tranche, on a quarterly basis until the earlier of the full repayment of such tranche or the Final Maturity Date for such tranche) if the Servicer determines that a True-Up Adjustment is necessary to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. True-Up Adjustments may also be made by the Servicer more frequently at any time, without limits as to frequency, if the Servicer determines that a True-Up Adjustment is necessary to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. The Financing Order permits True-Up Adjustments to be implemented automatically after 45 days absent an MPSC order if the proposed True-Up Adjustment is not contested.

Servicing Agreement

In the Financing Order, the MPSC authorized DTE Electric, as the Servicer, to enter into a Servicing Agreement. The Servicing Agreement to be entered into by DTE Electric is described under “The Servicing Agreement” in this prospectus.

Binding on Successors

The Statute provides that any successor to an electric utility, whether pursuant to any bankruptcy, reorganization or other insolvency proceeding or pursuant to any merger, acquisition, sale or transfer, by operation of law, as a result of electric utility restructuring or otherwise, shall perform and satisfy all obligations of the electric utility under the Statute in the same manner and to the same extent as the electric utility, including, but not limited to, collecting and paying to the person entitled to revenues with respect to the Securitization Property. The Financing Order provides that the Financing Order, together with the Securitization Charges authorized by the Financing Order, shall be binding upon DTE Electric and any of its successors or affiliates that provide distribution service directly to Customers in DTE Electric’s service area as of the initial date of issuance of the Bonds.

Constitutional Matters

To date, no U.S. federal or Michigan cases addressing the repeal or amendment of securitization provisions analogous to those contained in the Statute have been decided. There have been cases in which U.S. federal courts have applied the Contract Clause of the United States Constitution or Michigan courts have applied the Contract Clause of the Michigan Constitution to strike down legislation regarding similar matters, such as legislation reducing or eliminating taxes, public charges or other sources of revenues servicing other types of bonds issued or contracts entered into by public instrumentalities or private issuers, or otherwise substantially impairing or eliminating the security for bonds or other indebtedness or contractual obligations. Based upon this case law, Hunton Andrews Kurth LLP expects to deliver an opinion, prior to the closing of the offering of the Bonds, to the effect that (i) a court of competent jurisdiction, in a properly prepared and presented case, would conclude that the language of the State of Michigan’s pledge creates a contractual relationship between the State of Michigan and the bondholders for purposes of the Contract Clause of the United States Constitution and (ii) absent a demonstration by the State of Michigan that an alteration, impairment or reduction of the type described below is reasonable and necessary to further a significant and legitimate public purpose (including a determination by the court that an evident and more moderate course would not serve the State’s purposes equally well), the bondholders (or the Indenture Trustee acting on their behalf) could successfully challenge under the Contract Clause of the United States Constitution the constitutionality of any legislation passed by the Michigan legislature that becomes law or any action of the MPSC exercising legislative powers prior to the time that the Bonds and related financing costs are fully paid and discharged that in either case alters, impairs or reduces the value of the Securitization Property or the Securitization Charges. Miller Canfield Paddock and Stone, P.L.C. expects to deliver an opinion substantially to the same effect under the case law with respect to the Contract Clause of the Michigan Constitution. It may be possible for the Michigan legislature to repeal or amend the Statute or for the MPSC to amend or revoke the Financing Order notwithstanding the pledge of the State of Michigan, if the legislature or the MPSC acts in order to serve a significant and legitimate public purpose, such as protecting the public health and safety or responding to a national or regional catastrophe affecting DTE Electric’s service territory, or if the legislature otherwise acts in the valid exercise of the State of Michigan’s police power.

In addition, any action of the Michigan legislature adversely affecting the Securitization Property or the ability to collect Securitization Charges may be considered a taking under the United States Constitution or the Michigan Constitution. Each of Hunton Andrews Kurth LLP and Miller Canfield Paddock and Stone, P.L.C. has advised us that they are not aware of any U.S. federal or Michigan court cases addressing the applicability of the Takings Clause of the United States Constitution or Michigan Constitution in a situation analogous to that which would be involved in an amendment or repeal of the Statute. It is possible that a court would decline even to apply a Takings Clause analysis to a claim based on an amendment or repeal of the Statute, since, for example, a court might determine that a Contract Clause analysis rather than a Takings Clause analysis should be applied. Hunton Andrews Kurth LLP expects to deliver an opinion, prior to the closing of the offering of the Bonds, to the effect that a court of competent jurisdiction, in a properly prepared and presented case, would hold that the Takings Clause of the United States Constitution would require the State of Michigan to pay just compensation to the bondholders if the court determines that the State of Michigan’s repeal or amendment of the Statute, or any other action taken by the State of Michigan in contravention of the State of Michigan’s pledge, completely deprived the bondholders of all economically beneficial use of the Securitization Property or unduly interfered with the reasonable expectations of the bondholders arising from their investment in the Bonds. In determining what is an undue interference, a court would consider the nature of the governmental action, the economic impact of the governmental action on the bondholders and the extent to which the governmental action interferes with distinct investment-backed expectations of the bondholders. In addition, Miller Canfield Paddock and Stone, P.L.C. expects to deliver an opinion substantially to the same effect under the Takings Clause of the Michigan Constitution. In examining whether action of the Michigan legislature amounts to a regulatory taking, both U.S. federal and state courts will consider the character of the governmental action and whether such action substantially advances the legitimate governmental interests of the State of Michigan, the economic impact of the governmental action on the bondholders and the extent to which the governmental action interferes with distinct investment-backed expectations. There is no assurance, however, that, even if a court were to award just compensation, it would be sufficient for you to recover fully your investment in the Bonds.

In connection with the foregoing, each of Hunton Andrews Kurth LLP and Miller Canfield Paddock and Stone, P.L.C. has advised the Issuing Entity that issues relating to the Contract and Takings Clauses of the United States Constitution and Michigan Constitution are decided on a case-by-case basis and that the courts’ decisions in most cases are strongly influenced by the facts and circumstances of the particular cases. Both firms have further advised us that there are no reported controlling judicial precedents that are directly on point. The opinions described above will be subject to the qualifications included in them. The degree of impairment necessary to meet the standards for relief under either the Contract Clause or the Takings Clause could be substantially in excess of what a bondholder would consider material.

We will file a copy of each of the Hunton Andrews Kurth LLP and Miller Canfield Paddock and Stone, P.L.C. opinions as an exhibit to an amendment to the registration statement of which this prospectus is a part or to one of our periodic filings with the SEC.

For a discussion of risks associated with potential judicial, legislation or regulatory actions, please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.

DESCRIPTION OF THE ISSUING ENTITY

General

The Issuing Entity is a special purpose limited liability company formed under the Delaware Limited Liability Company Act pursuant to a limited liability company agreement executed by its sole member, DTE Electric, and the filing of a certificate of formation with the Secretary of State of the State of Delaware. The Issuing Entity was formed on March 9, 2026.

The Issuing Entity has been organized as a wholly-owned special purpose limited liability company subsidiary of DTE Electric for the limited purposes described under “—Restricted Purposes” below. At the time of the issuance of the Bonds, the Issuing Entity’s assets will consist primarily of the Securitization Property and the other Collateral held under the Indenture and the Series Supplement for the Bonds.

The Issuing Entity’s limited liability company agreement will be amended and restated prior to the issuance date and references in this prospectus to the LLC Agreement mean the amended and restated limited liability company agreement of the Issuing Entity. The LLC Agreement restricts the Issuing Entity from engaging in activities other than those described in this section. Other than purchasing the Securitization Property and issuing the Bonds, the Issuing Entity has no business operations, but the Issuing Entity will pay its member for out-of-pocket expenses incurred by the member in connection with its services to the Issuing Entity in accordance with the LLC Agreement. Selected provisions of the LLC Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part, are summarized below. On the date of issuance of the Bonds, the Issuing Entity’s capital will be equal to at least 0.50% of the initial aggregate principal amount of such Bonds issued or such other amount as may allow the Bonds to achieve the desired security rating and treat the Bonds as debt under applicable guidance issued by the Internal Revenue Service, which we also refer to as the IRS.

As of the date of this prospectus, the Issuing Entity has not carried on any business activities and has no operating history. The Issuing Entity’s fiscal year end is December 31.

The Issuing Entity’s assets will consist of:

•	the Securitization Property, consisting of the Power Supply Securitization Property and the Distribution Securitization Property;

•	the Issuing Entity’s rights under the Sale Agreement, under the Administration Agreement and under the Bill of Sale delivered by DTE Electric under the Sale Agreement;

•	the Issuing Entity’s rights under the Servicing Agreement and any subservicing, agency, administration, intercreditor or collection agreements executed in connection with the Servicing Agreement;

•	the Power Supply Collection Account (including all subaccounts of the Power Supply Collection Account);

•	the Distribution Collection Account (including all subaccounts of the Distribution Collection Account);

•	the Payment Account;

•	the Capital Account;

•	all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing; and

•	all payments on or under and all proceeds in respect of any of the foregoing.

The Indenture provides that the Securitization Property, as well as the other assets of the Issuing Entity, will be pledged by the Issuing Entity to the Indenture Trustee to secure the Issuing Entity’s obligations in respect of the Bonds. Pursuant to the Indenture, the collected Securitization Charges remitted to the Indenture Trustee by the Servicer must be used to pay principal of and interest on the Bonds and the Issuing Entity’s other obligations specified in the Indenture.

Restricted Purposes

The Issuing Entity has been created for the sole purpose of:

•	financing, purchasing, owning, administering, managing and servicing the Securitization Property and the other Collateral;

•	authorizing, executing, issuing, delivering and registering the Bonds;

•	making payments on the Bonds;

•	distributing amounts released to the Issuing Entity;

•	managing, selling, assigning, pledging, collecting amounts due on, or otherwise dealing in the Securitization Property and the other Collateral and related assets;

•	negotiating, executing, assuming and performing its obligations under the Basic Documents;

•	pledging its interest in the Securitization Property and the other Collateral to the Indenture Trustee under the Indenture, in order to secure the Bonds;

•

filing with the SEC one or more registration statements, including any pre-effective or post-effective amendments thereto and any registration statement filed pursuant to the Securities Act (including any prospectus and exhibits contained therein), and filing such applications, reports, surety bonds, irrevocable consents, appointments of attorney for service of process and other papers and documents necessary or desirable to register the Bonds under the securities or “Blue Sky” laws of various jurisdictions; and

•	performing activities that are necessary, suitable or convenient to accomplish these purposes.

The LLC Agreement and the Indenture do not permit the Issuing Entity to engage in any activities not directly related to these purposes, including issuing securities (other than the Bonds), borrowing money or making loans to other Persons. The list of permitted activities set forth in the LLC Agreement may not be altered, amended or repealed without the affirmative vote or consent of a majority of the managers of the Issuing Entity, which vote or consent must include the affirmative vote or consent of the Issuing Entity’s independent manager. The LLC Agreement and the Indenture will prohibit the Issuing Entity from issuing any securitization bonds (as such term is defined in the Statute) other than the Bonds being offered pursuant to this prospectus.

The Issuing Entity’s Relationship with DTE Electric

On the issue date for the Bonds, DTE Electric will sell Securitization Property to the Issuing Entity pursuant to the Sale Agreement between the Issuing Entity and DTE Electric. DTE Electric will service such Securitization Property pursuant to the Servicing Agreement between the Issuing Entity and DTE Electric related to the Bonds. DTE Electric will provide certain administrative services to the Issuing Entity pursuant to the Administration Agreement between the Issuing Entity and DTE Electric.

Managers and Officers

Pursuant to the LLC Agreement, the Issuing Entity’s business will be managed by four managers, of whom at least one will be an independent manager, in each case appointed from time to time by DTE Electric or, in the event DTE Electric transfers its interest in the Issuing Entity, by the owner or owners of the Issuing Entity. Following the initial issuance of Bonds, the Issuing Entity will have at least one independent manager, who, among other things, is an individual who (1) has prior experience as an independent director, independent manager or independent member for special-purpose entities, (2) is employed by a nationally-recognized company that provides professional independent managers and other corporate services in the ordinary course of its business, (3) is duly appointed as an independent manager and (4) is not and has not been for at least five years from the date of his or her appointment, and while serving as an independent manager will not be, any of the following:

•

a member, partner, or equity holder, manager, director, officer, agent, consultant, attorney, accountant, advisor or employee of the Issuing Entity, DTE Electric or any of their respective equityholders or affiliates (other than as an independent manager or special member of the Issuing Entity or similar roles for any other special purpose bankruptcy-remote entity); provided, that the indirect or beneficial ownership of stock of DTE Electric or its affiliates through a mutual fund or similar diversified investment vehicle with respect to which the owner does not have discretion or control over the investments held by such diversified investment vehicle shall not preclude such owner from being an independent manager;

•

a creditor, supplier or service provider (including provider of professional services) to the Issuing Entity, DTE Electric or any of their respective equityholders or affiliates (other than a nationally-recognized company that routinely provides professional independent managers and other corporate services to the Issuing Entity, DTE Electric or any of their affiliates in the ordinary course of its business);

•	a family member of any of the foregoing; or

•	a Person who controls (whether directly, indirectly or otherwise) any of the foregoing.

Any person who serves as an independent manager of DTE Electric Securitization Funding I LLC or DTE Electric Securitization Funding II LLC may also serve as an independent manager of the Issuing Entity.

DTE Electric, as the sole member of the Issuing Entity, will appoint the independent manager prior to the issuance of the Bonds. Michelle A. Dreyer is expected to be appointed as the initial independent manager of the Issuing Entity. None of the Issuing Entity’s managers or officers has been involved in any legal proceedings which are specified in Item 401(f) of the SEC’s Regulation S-K. None of the Issuing Entity’s managers or officers beneficially own any equity interest in the Issuing Entity.

The following is a list of the Issuing Entity’s managers and executive officers as of the date of this prospectus:

Name	Age	Title	Background
David S. Ruud	60	Manager and President

Mr. Ruud currently serves as Vice Chairman and Chief Financial Officer for DTE Energy. Mr. Ruud is responsible for the company’s finances. Mr. Ruud joined DTE Energy in 2005 and has served in several senior leadership roles across the organization. Prior to his current position, Mr. Ruud was Senior Vice President, Corporate Strategy and Development of DTE Energy. Upon joining the company, Mr. Ruud led the Power & Industrial business, and was responsible for DTE Energy’s cost reduction initiative and continuous improvement program. Prior to joining DTE Energy, Mr. Ruud was Vice President and Partner at L.E.K. Consulting, an international consulting firm. While at

Name	Age	Title	Background

L.E.K., Mr. Ruud led the North American Energy practice where he directed consulting engagements involving corporate and financial strategy, growth options, and performance improvement opportunities for energy clients. He is the Vice Chairman of the Board of Directors for Ann Arbor SPARK and is on the Board of Directors for American Iron and Steel Institute.

Case R. Lancaster	49	Manager and Treasurer

Mr. Lancaster joined DTE Energy in 2008 and currently serves as Vice President and Treasurer of DTE Electric Company. Prior to his current position, he served as Controller of DTE Electric and Director of Corporate Business Forecasting and Reporting. Prior to his leadership roles, he held various positions of increasing responsibility in different areas of the company within the Treasury and Controllers organizations.

Timothy J. Lepczyk	44	Manager and Secretary

Mr. Lepczyk joined DTE Energy in 2013 and currently serves as Assistant Treasurer and Director of Corporate Development and Corporate Finance. Prior to his current role, Mr. Lepczyk served as Manager of Corporate Development and held various other positions in the Corporate Strategy and Gas Storage and Pipelines strategy organizations. Prior to joining DTE Energy, Mr. Lepczyk worked at the consulting firm Booz & Company.

Michelle A. Dreyer	55	Independent Manager

Ms. Dreyer is managing director of CSC’s Global Restructuring business for which she oversees services in connection with capital markets transactions. Ms. Dreyer serves as an independent director for bankruptcy remote entities and, in this capacity, has participated in many complex distress matters, including General Growth Properties and Sears Holding Corporation. In addition, Ms. Dreyer serves as an independent director for a variety of other special purpose vehicles, including wholly owned subsidiaries of publicly traded companies.

Manager Fees and Limitations on Liability

The Issuing Entity will not compensate its managers, other than the independent manager, for their services on behalf of the Issuing Entity. The Issuing Entity will pay the annual fees of the independent manager from its revenues and will reimburse the independent manager for reasonable and documented expenses. These expenses include the reasonable compensation, expenses and disbursements of the agents, representatives, experts and counsel that the independent manager may employ in connection with the exercise and performance of his or her rights and duties under the LLC Agreement.

The LLC Agreement provides that to the extent permitted by law, the managers will not be personally liable for any of the Issuing Entity’s debts, obligations or liabilities. The LLC Agreement further provides that, except as described below, to the fullest extent permitted by law, the Issuing Entity will indemnify the managers against any liability incurred in connection with their services as managers for the Issuing Entity if they acted in good faith and in a manner which they reasonably believed to be in or not opposed to the Issuing Entity’s best interests. With respect to a criminal action, the managers will be indemnified unless they had reasonable cause to believe their conduct was unlawful. The Issuing Entity will not indemnify any manager for any judgment, penalty, fine or other expense directly caused by such manager’s fraud, gross negligence or willful misconduct (or, in the case of an independent manager, bad faith or willful misconduct). In addition, unless ordered by a court, the Issuing Entity will not indemnify the managers if a final adjudication establishes that their acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action. The Issuing Entity will pay any indemnification amounts owed to the managers out of funds in the Accounts held under the Indenture for the Bonds, subject to the priority of payments described under “Security for the Bonds—How Funds in the Payment Account will be Allocated” in this prospectus.

The Issuing Entity is a Separate and Distinct Legal Entity from DTE Electric

Under the LLC Agreement, the Issuing Entity may not file a voluntary petition for relief under the Bankruptcy Code, without the prior unanimous written consent of DTE Electric, the sole member of the Issuing Entity, and of all of its managers, including the independent manager. DTE Electric has agreed that it will not cause the Issuing Entity to file a voluntary petition for relief under the Bankruptcy Code. The LLC Agreement requires the Issuing Entity, except for financial reporting purposes (to the extent required by generally accepted accounting principles) and for U.S. federal income tax purposes, and, to the extent consistent with applicable state law, state income and franchise tax purposes, to maintain its existence separate from DTE Electric including:

•	taking all reasonable steps necessary to continue its identity as a separate legal entity;

•

making it apparent to third persons that the Issuing Entity is an entity with assets and liabilities distinct from those of DTE Electric, affiliates of DTE Electric, the managers or any other Person and correcting any known misunderstanding; and

•	making it apparent to third persons that, except for federal and certain other tax purposes, the Issuing Entity is not a division of DTE Electric or any of its affiliated entities or any other Person.

The Administration Agreement

DTE Electric will, pursuant to an Administration Agreement between DTE Electric and the Issuing Entity, provide administrative services to the Issuing Entity, including, among others, services relating to the preparation of financial statements, required filings with the SEC, any tax returns the Issuing Entity may be required to file under applicable law, qualifications to do business, and minutes of the Issuing Entity’s managers’ meetings. The Issuing Entity will pay DTE Electric a fixed fee of $50,000 per annum, payable in installments of $25,000 on each Payment Date for performing these services, plus the Issuing Entity will reimburse DTE Electric for all costs and expenses for services performed by unaffiliated third parties and actually incurred by DTE Electric in performing such services described above.

RELATIONSHIP TO PRIOR SERIES OF SECURITIZATION BONDS

DTE Electric has previously served as sponsor and servicer in the issuance of $1,750,000,000 original aggregate principal amount of the Series 2001-1 Securitization Bonds, issued on March 9, 2001, which were issued to recover certain qualified costs (primarily unamortized costs related to DTE Electric’s Fermi 2 nuclear power plant) through irrevocable non-bypassable securitization charges provided for under the Statute and a financing order. The last tranche of the Series 2001-1 Securitization Bonds was repaid on March 1, 2015.

Additionally, DTE Electric served as sponsor and has acted as servicer with respect to $235,800,000 original aggregate principal amount of the Series 2022A Securitization Bonds, issued on March 17, 2022, which were issued to recover certain qualified costs (related to DTE Electric’s River Rouge generation site and tree trimming surge program) through irrevocable non-bypassable securitization charges provided for under the Statute and a financing order. The Series 2022A Securitization Bonds were issued in two tranches. Tranche A-1 of the Series 2022A Securitization Bonds has a final legal maturity date of December 1, 2027, and Tranche A-2 of the Series 2022A Securitization Bonds has a final legal maturity date of December 1, 2036. The scheduled final payment date of Tranche A-1 of the Series 2022A Securitization Bonds is December 1, 2026, and the scheduled final payment date of Tranche A-2 of the Series 2022A Securitization Bonds is December 1, 2035. After giving effect to payments on the Series 2022A Securitization Bonds through the June 1, 2026 semi-annual payment date, the Series 2022A Securitization Bonds had $73,033,286.78 in aggregate principal amount outstanding, which was equal to the amount set forth in the expected amortization schedule for the Series 2022A Securitization Bonds.

DTE Electric also served as sponsor and has acted as servicer with respect to $601,600,000 original aggregate principal amount of the Series 2023A Securitization Bonds, issued on November 1, 2023, which were issued to recover certain qualified costs (related to DTE Electric’s St. Clair and Trenton Channel generation plants) through irrevocable non-bypassable securitization charges provided for under the Statute and a financing order. The Series 2023A Securitization Bonds were issued in two tranches. Tranche A-1 of the Series 2023A Securitization Bonds has a final legal maturity date of March 1, 2033, and Tranche A-2 of the Series 2023A Securitization Bonds has a final legal maturity date of September 1, 2038. The scheduled final payment date of Tranche A-1 of the Series 2023A Securitization Bonds is March 1, 2032, and the scheduled final payment date of Tranche A-2 of the Series 2023A Securitization Bonds is September 1, 2037. After giving effect to payments on the Series 2023A Securitization Bonds through the March 1, 2026 semi-annual payment date, the Series 2023A Securitization Bonds had $531,337,301.69 in aggregate principal amount outstanding, which was equal to the amount set forth in the expected amortization schedule for the Series 2023A Securitization Bonds.

The underlying structures of the Prior Series of Securitization Bonds are comparable to the underlying structure of the Bonds in that DTE Electric, pursuant to the authority granted by the MPSC in a financing order, created property (namely, the right to impose, collect and receive securitization charges necessary to provide the full recovery of all qualified costs) and created a special purpose entity that financed the purchase of the property through the issuance of securitization bonds. The charges with respect to those securitization bonds have been included on the bills of DTE Electric’s consumers and collected via DTE Electric’s bills, and the revenues related to securitization charges have been remitted to the trustee for such securitization bonds to make payments on the securitization bonds. DTE Electric has serviced the charges authorized by orders of the MPSC subject to regular and periodic true-up adjustments following similar processes as in the current transaction, including submissions with and review and approval by the MPSC. In servicing the Securitization Property described herein, DTE Electric will draw upon its servicing experience with the Prior Series of Securitization Bonds.

Beyond its experience servicing securitization charges in connection with the Prior Series of Securitization Bonds, DTE Electric has a long history of collecting charges from its customers and allocating them accordingly, which it will be doing on the Issuing Entity’s behalf, as Initial Servicer of the Securitization Property.

Intercreditor Agreement

With respect to the Bonds, the Issuing Entity will enter into an amended and restated intercreditor agreement (the Intercreditor Agreement) with DTE Electric (on behalf of itself and in its capacity as Servicer and as servicer of the Series 2022A Securitization Bonds and the Series 2023A Securitization Bonds), the Indenture Trustee of the Bonds, DTE Electric Securitization Funding I LLC, DTE Electric Securitization Funding II LLC, the indenture trustee under the indenture relating to the Series 2022A Securitization Bonds and the indenture trustee under the indenture relating to the Series 2023A Securitization Bonds, pursuant to which the Servicer may be replaced and any successor servicer shall be appointed by the indenture trustee for the Series 2022A Securitization Bonds, the indenture trustee for the Series 2023A Securitization Bonds and the Indenture Trustee within ten (10) Business Days of written notice, and such successor servicer shall be subject to satisfaction of the Rating Agency Condition and otherwise satisfy the provisions of the Servicing Agreement.

The Intercreditor Agreement will provide that if, after the issuance of the Bonds by the Issuing Entity, DTE Electric causes any securitization property to be created pursuant to any financing order and acts as servicer for the bonds issued pursuant to such financing order or DTE Electric enters into a receivables program in which DTE Electric participates as a seller or as a servicer or sub-servicer of receivables, the Intercreditor Agreement shall, by written agreement, be amended and restated (i) to add as parties the relevant issuer of such new bonds, the indenture trustee therefor, and the servicer of such new securitization property and/or the relevant lenders or purchasers and servicers under such additional receivables program and (ii) to reflect the rights and obligations of the parties with respect to any such new securitization property on terms substantially similar to the rights and obligations of DTE Electric Securitization Funding I LLC, DTE Electric Securitization Funding II LLC, the Issuing Entity, the indenture trustee for the Series 2022A Securitization Bonds, the indenture trustee for the Series 2023A Securitization Bonds, and DTE Electric, as servicer of the Series 2022A Securitization Bonds, the Series 2023A Securitization Bonds and the Bonds and/or such receivables purchasers as set forth in the indenture relating to the Series 2022A Securitization Bonds and the indenture relating to the Series 2023A Securitization Bonds. No such amendment, however, shall be effective unless the rating agency condition for the Series 2022A Securitization Bonds, the Series 2023A Securitization Bonds and the Bonds, as the case may be, shall have been satisfied, and no party shall be required to execute any such amended agreement on terms which are materially more disadvantageous to it than those already contained in the Intercreditor Agreement.

DTE ELECTRIC COMPANY – THE DEPOSITOR, SPONSOR, SELLER AND INITIAL SERVICER

DTE Electric will be the Seller and Initial Servicer of the Bonds and will be the Depositor and Sponsor of the transaction in which Bonds covered by this prospectus are issued.

DTE Electric Company, a wholly-owned indirect subsidiary of DTE Energy, is a corporation incorporated in the State of Michigan in 1903.

DTE Electric is a public utility engaged in the generation, purchase, distribution, and sale of electricity to customers in Michigan. As of December 31, 2025, DTE Electric served approximately 2.3 million customers in southeastern Michigan. Electricity is generated from fossil-fuel plants, a hydroelectric pumped storage plant, a nuclear plant, wind and other renewable assets and is supplemented with purchased power. The electricity is sold, or distributed through the retail access program, to the following classes of customers: residential, commercial secondary, primary and street lighting, throughout southeastern Michigan.

DTE Electric is subject to the regulatory jurisdiction of various agencies, including, but not limited to, the MPSC, the Federal Energy Regulatory Commission (FERC), and the North American Electric Reliability Corporation (NERC). The MPSC issues orders pertaining to rates, recovery of certain costs, including the costs of generating facilities and regulatory assets, conditions of service, accounting, and operating-related matters. DTE Electric’s MPSC-approved rates charged to customers have historically been designed to allow for the recovery of costs, plus an authorized rate of return on investments. DTE Electric is subject to the jurisdiction of FERC, under the Federal Power Act, with respect to financing authorization, wholesale electric market activities, certain affiliate transactions, the acquisition and distribution of certain generation and other facilities, and, in conjunction with the North American Electric Reliability Corporation, compliance with mandatory reliability standards. The U.S. Nuclear Regulatory Commission, or NRC, has regulatory jurisdiction over all phases of the operation, construction, licensing, and decommissioning of DTE Electric’s nuclear plant operations. DTE Electric is also subject to the requirements of other regulatory agencies with respect to safety, the environment, and health.

Following the sale of the Securitization Property to the Issuing Entity, DTE Electric will have no ownership or other interest in the Securitization Property transferred to the Issuing Entity and will have no right to receive any Securitization Charges (other than to collect the Securitization Charges as Servicer on the Issuing Entity’s behalf). Neither DTE Electric nor any of its affiliates will purchase any Bonds.

DTE Electric Customers Base and Electric Energy Consumption

DTE Electric’s customer base, as of February 19, 2026 (the date of DTE Electric’s most recent general rate order), consists of four broad customer rate classes: residential, commercial secondary, primary and street lighting, each referred to as a securitization rate class.

Securitization Rate Classes

Securitization Rate Class – Power Supply	Allocation Percentage
Residential	48.63%
Commercial Secondary	25.52%
Primary	25.65%
Street Lighting	0.21%

Securitization Rate Class – Distribution	Allocation Percentage
Residential	64.50%
Commercial Secondary	30.64%
Primary	3.93%
Street Lighting	0.93%

The securitization rate classes share this same delineation as reflected in the four different consumption-based securitization rate designs. These designs consider the wide range of load characteristics served under each securitization rate class.

The following tables show the electricity delivered to Customers, electric delivery revenues and number of Customers for each of the four securitization rate classes and are organized by Power Supply Customers and Distribution Customers for the years ended December 31, 2025, 2024, 2023, 2022 and 2021. There can be no assurances that the electricity sales, electric revenues and number of Customers or the composition of any of the foregoing will remain at or near the levels reflected in the following tables.

Revenues, Customer Base and Energy Consumption

For purposes of DTE Electric’s ratemaking proceedings, customers are described as either bundled customers (who are referred to as Power Supply Customers in this prospectus) or ROA Customers. Power Supply Securitization Charges will be imposed on and collected and received from Power Supply Customers. Any retail electric distribution customer of DTE Electric or its successors that transitions to ROA service after August 6, 2026 will remain subject to the Power Supply Securitization Charge. Distribution Securitization Charges will be imposed on and collected and received from both Power Supply Customers and ROA Customers.

The tables immediately below set forth DTE Electric’s total billed retail electric revenues from electric sales to Customers for the years 2021 to 2025 and do not include the revenue of third-party power supply for ROA Customers.

Total Billed Retail Electric Revenues from DTE Customers*

Rate Class	2021	2022	2023	2024	2025
Power Supply Customers(1)
Residential	$2,925,087,009	$2,903,086,522	$2,830,114,926	$3,054,442,065	$3,130,132,581
Commercial Secondary	$1,330,312,621	$1,377,345,521	$1,464,743,871	$1,623,610,860	$1,606,972,399
Primary	$1,197,077,480	$1,228,101,116	$1,378,941,836	$1,354,296,772	$1,235,041,350
Street Lighting	$60,264,172	$60,645,748	$69,158,293	$72,712,972	$73,004,834

Total Power Supply Customers	$5,512,741,283	$5,569,178,908	$5,742,958,926	$6,105,062,668	$6,045,151,164

ROA Customers(2)
Residential	$49,593	$(2,498)	$13,200	$13,906	$14,030
Commercial Secondary	$36,807,077	$37,549,811	$39,701,407	$49,294,981	$53,546,304
Primary	$45,775,508	$48,490,056	$58,957,086	$61,287,619	$62,643,049
Street Lighting	$0	$0	$0	$0	$0

Total ROA Customers	$82,632,177	$86,037,369	$98,671,693	$110,596,506	$116,203,383

*	Totals may not add up due to rounding.
(1)	Power Supply Customers shall be responsible for paying both Power Supply Securitization Charges and Distribution Securitization Charges.
(2)	ROA Customers shall be responsible for paying Distribution Securitization Charges.

Total Billed Retail Electric Revenues from DTE Electric Retail Customers by Type of Charge*

	2021	2022	2023	2024	2025
Power Supply Customers	$5,512,741,283	$5,569,178,908	$5,742,958,926	$6,105,062,668	$6,045,151,164
Distribution Customers	$5,595,373,461	$5,655,216,277	$5,841,630,619	$6,215,659,174	$6,161,354,546

*	Totals may not add up due to rounding.

The tables immediately below set forth DTE Electric’s Customers by class for the years 2021 to 2025:

Annual Average Number of Customers*

Rate Class	2021	2022	2023	2024	2025
Power Supply Customers(1)
Residential	2,036,506	2,047,944	2,055,910	2,067,758	2,078,315
Commercial Secondary	204,950	206,008	207,133	207,930	208,813
Primary	2,433	2,413	2,372	2,339	2,321
Street Lighting	1,056	1,049	1,044	1,044	1,044

Total Power Supply Customers	2,244,946	2,257,415	2,266,459	2,279,071	2,290,493

ROA Customers(2)
Residential	24	16	25	21	13
Commercial Secondary	3,753	3,725	3,587	3,492	3,535
Primary	737	746	727	726	740
Street Lighting	0	0	0	0	0

Total ROA Customers	4,514	4,487	4,339	4,238	4,288

*	Totals may not add up due to rounding.
(1)	Power Supply Customers shall be responsible for paying both Power Supply Securitization Charges and Distribution Securitization Charges.
(2)	ROA Customers shall be responsible for paying Distribution Securitization Charges.

Annual Average Number of Customers by Type of Charge

	2021	2022	2023	2024	2025
Power Supply Customers	2,244,946	2,257,415	2,266,459	2,279,071	2,290,493

Distribution Customers	2,249,459	2,261,902	2,270,798	2,283,310	2,294,781

The tables immediately below set forth DTE Electric’s retail sales volume to Customers for the years 2021 to 2025:

Annual Total Energy Volumes (as measured by Billed MWh Sales)*

Rate Class	2021	2022	2023	2024	2025
Power Supply Customers(1)
Residential	16,394,670	15,826,152	14,448,620	15,118,333	15,495,279
Commercial Secondary	9,881,369	9,991,876	9,791,672	9,925,823	9,947,945
Primary	14,951,154	14,705,694	14,884,994	14,777,224	14,424,117
Street Lighting	216,173	210,988	203,320	199,937	193,231

Total Power Supply Customers	41,443,367	40,734,710	39,328,606	40,021,317	40,060,573

ROA Customers(2)
Residential	654	(58)	152	145	134
Commercial Secondary	821,633	833,796	795,469	794,587	794,252
Primary	3,460,990	3,620,233	3,635,209	3,509,696	3,693,655
Street Lighting	0	0	0	0	0

Total ROA Customers	4,283,277	4,453,971	4,430,830	4,304,427	4,488,042

*	Totals may not add up due to rounding.
(1)	Power Supply Customers shall be responsible for paying both Power Supply Securitization Charges and Distribution Securitization Charges.
(2)	ROA Customers shall be responsible for paying Distribution Securitization Charges.

Annual Total Billed Sales Energy Volumes (MWh) by Type of Charge

	2021	2022	2023	2024	2025
Power Supply Customers	41,443,367	40,734,710	39,328,606	40,021,317	40,060,573
Distribution Customers	45,726,643	45,188,681	43,759,436	44,325,744	44,548,615

There were no Customers that accounted for 10% or more of DTE Electric’s revenues in the year ended December 31, 2025.

Estimated Consumption and Estimate Variance

DTE Electric’s calculation of the initial Securitization Charges for the Issuing Entity and subsequent adjustments are based on electricity sales estimates. DTE Electric will use these estimates to calculate and set the Securitization Charges at a level intended to generate revenues sufficient to pay interest on and scheduled principal of the Bonds of the Issuing Entity, to pay fees and expenses of servicing and retiring such Bonds and to fund and replenish any deficiencies in the Issuing Entity’s Capital Account.

DTE Electric conducts sales estimate variance analyses on a regular basis to monitor the accuracy of delivery estimates against recorded consumption. The tables below present the estimates of DTE Electric’s sales in gigawatt-hours, or GWh, for the years 2021 through 2025. Each estimate was made in the prior year.

Annual Estimated Variances

Billed Delivery Sales (GWh)*

	2021	2022	2023	2024	2025
Power Supply Customers(1)
Residential
Forecast	15,068	15,326	15,532	15,290	15,411
Actual	16,395	15,826	14,328	15,118	15,495
Variance (%)	8.8%	3.3%	-7.8%	-1.1%	0.5%
Commercial Secondary
Forecast	9,510	9,914	9,993	9,901	9,993
Actual	9,881	9,992	9,715	9,926	9,948
Variance (%)	3.9%	0.8%	-2.8%	0.2%	-0.5%
Primary
Forecast	14,435	15,276	14,761	14,492	14,603
Actual	14,951	14,706	14,874	14,777	14,424
Variance (%)	3.6%	-3.7%	0.8%	2.0%	-1.2%
Street Lighting
Forecast	212	208	203	195	193
Actual	216	211	192	200	193
Variance (%)	1.9%	1.7%	-5.6%	2.6%	0.2%
Total Power Supply Customers
Forecast	39,225	40,724	40,490	39,878	40,200
Actual	41,443	40,735	39,110	40,021	40,061
Variance (%)	5.7%	0.0%	-3.4%	0.4%	-0.3%

*	Forecast sales are temperature normal.

	2021	2022	2023	2024	2025
ROA Customers(2)
Residential
Forecast	0	0	0	0	0
Actual	1	0	0	0	0
Variance (%)	N/A	N/A	N/A	N/A	N/A
Commercial Secondary
Forecast	858	885	835	826	823
Actual	822	834	787	795	794
Variance (%)	-4.2%	-5.7%	-5.8%	-3.8%	-3.4%
Primary
Forecast	3,153	3,724	3,694	3,629	3,668
Actual	3,461	3,620	3,635	3,510	3,694
Variance (%)	9.8%	-2.8%	-1.6%	-3.3%	0.7%
Street Lighting
Forecast	0	0	0	0	0
Actual	0	0	0	0	0
Variance (%)	N/A	N/A	N/A	N/A	N/A
Total ROA Customers
Forecast	4,011	4,609	4,529	4,455	4,491
Actual	4,283	4,454	4,422	4,304	4,488
Variance (%)	6.8%	-3.4%	-2.4%	-3.4%	-0.1%

*	Forecast sales are temperature normal.

(1)	Power Supply Customers shall be responsible for paying both Power Supply Securitization Charges and Distribution Securitization Charges.
(2)	ROA Customers shall be responsible for paying Distribution Securitization Charges.

Actual consumption depends on several factors, including temperatures and economic conditions. For example, while DTE Electric’s methodology for estimating consumption assumes normal weather conditions, abnormally hot summers or cold winters can add growth in electricity sales, while conversely, abnormally cool summers or warm winters can suppress growth in electricity consumption. Regional economic conditions can also affect consumption as customers curb electricity consumption to save money, businesses close and customers migrate to other service territories. Accordingly, variations in conditions will affect the accuracy of any estimate.

Billing and Collections

The Securitization Charges that DTE Electric, in its capacity as Servicer, estimates to have been collected from Customers’ electricity bills will be remitted on a daily basis to each respective Collection Account. On or before the last Servicer Business Day of each month, the Servicer will prepare and deliver to the Issuing Entity, the Indenture Trustee and the Rating Agencies a certificate that sets forth the Securitization Charge collections received during the preceding monthly billing period, except for months in which the Servicer must prepare a Semi-Annual Servicer’s Certificate. See “The Servicing Agreement—Statements by Servicer” in this prospectus. In addition, under the Financing Order, the MPSC has approved that it will act, as directed by the Statute, to implement the True-Up Adjustments to the Securitization Charges to be billed for an applicable period to ensure that the expected Securitization Charge collections will be sufficient to pay principal and interest on the Bonds and all other required amounts and charges payable in connection with the Bonds.

Credit Policy.

DTE Electric’s credit and collections policies are regulated by the MPSC. According to Consumer Standards and Billing practice rule R460.106, DTE Electric is required to provide service to all customers within its service territory. Service requests are processed either by phone by DTE Electric’s contact center or online at www.dteenergy.com. Customer names are reviewed automatically for prior service before service is established. Customers with existing debt owed to DTE Electric will be required to pay this debt and a deposit, if applicable, before new service is granted. For residential customers, the amount of the deposit is an estimate of one month’s bills during the heating season (November 1 – March 31) and an estimate of two month’s bills outside of the heating season (April 1 – October 31). Low-income customers are not required to pay a deposit.

According to MPSC regulations, DTE Electric may refuse to provide service to an applicant who is indebted to it for any utility service previously furnished to the applicant. However, for low-income residential customers, DTE Electric may commence service if a reasonable payment plan is established.

Billing Process and Payment Policy

DTE Electric’s billing and payment policies are regulated by the MPSC under the Michigan Administrative Rules R. 460.101 – R. 460.169. Information included on a customer’s bill is specified in the regulation and includes all factors necessary for the customer to check the calculation of the bill against DTE Electric’s published tariffs. As of January 1, 2026, approximately 54.0% of customers receive paperless bills through eBill Paperless Billing.

DTE Electric bills electric services monthly. Under MPSC rules, a utility shall send a bill each billing month to its customers pursuant to the approved rate schedules unless the utility and the customer agree to another billing interval or the MPSC approves an alternative billing frequency method. A utility shall send a bill to customers by mail unless the utility and the customer agree to another method of delivery. A bill shall be mailed, transmitted, or delivered to the customer not less than 21 days before the due date. Failure to receive a bill properly mailed, transmitted, or delivered by the utility does not extend the due date.

The utility may assess residential customers a late payment charge that is not more than 2%, not compounded, of the portion of the bill, net of taxes, that is delinquent. A utility shall not assess a late-payment charge against a residential customer whose payments are made by the Department of Health and Human Services or who is participating in a shutoff protection program.

For nonresidential customers, unless the utility’s tariff states otherwise, a late payment charge of not more than 2%, not compounded, may be applied to the unpaid balance outstanding, net of taxes, if the bill is not paid in full on or before the date on which the bill is due.

As of January 1, 2026, approximately 99.6% of monthly bills are based on actual meter readings. DTE Electric bills its customers once every 26 to 35 days and distributes an approximately equal number of bills each Business Day in 20 billing groups.

DTE Electric does not offer quarterly or semiannual meter-reading plans. Electric demand rates are billed using interval data. Thirty-minute electric interval consumption and register reads are collected daily.

An active account is established by customer request at a service address with at least one contracted service. The account becomes final when all contract services are terminated at the customer’s request or all services are terminated for non-payment. Electric service may be shut off if the meter is equipped with a remote service switch where the service can be turned on and off remotely. Billing processes track consumption between customers and an attempt is made to match service measured to the new customer.

For accounts with potential billing errors, exception reports and work items are generated for manual review. This review examines accounts that have abnormally high or low bills, potential meter-reading errors and possible meter malfunctions.

DTE Electric offers the following billing programs:

•

BudgetWise Billing – Monthly payment is calculated by taking the energy usage and bill amount at the current residence for the last 12 months. The average amount is used to determine the monthly payment. Energy usage every three months is reviewed to determine if the monthly amount needs to be adjusted. The BudgetWise Billing amount may increase or decrease each quarter to avoid a large under or over payment at the end of 12 months. An outstanding balance during the ninth month review will be distributed equally over the remaining three months of the year. After 12 months the account is reviewed to determine any differences between energy used and money paid. If overcharged, the account will be credited on the next bill. If undercharged the customer will need to settle the difference to remain in the BudgetWise Billing program.

•	AutoPay – The customer may sign up to pay bills automatically. AutoPay automatically withdraws the amount due on the due date with the payment method of choice.

•

Flexible Due Date – Customer may choose a monthly due date between 1 and 28 (dates are subject to availability). Customer may only change due date once per year. The customer must have an active AMI meter to enroll.

DTE Electric may change its credit, billing, collections and termination/restoration of service policies and procedures from time to time. It is expected that any such changes would be designed to enhance DTE Electric’s ability to bill and collect customer charges on a timely basis.

Net Charge-Offs, Delinquencies and Days Outstanding

In addition to estimates of electricity sales, DTE Electric’s calculation of the initial Securitization Charges and subsequent adjustments will be based on estimates of the timing of collections (taking into account Weighted Average Days Outstanding (Residential) for Customers in the residential rate class and Weighted Average Days Outstanding (Commercial) in Customers in all other rate classes) and net-charge offs for the upcoming period between closing (for purposes of calculating the initial Securitization Charges) or the most recent effective date of the annual True-Up Adjustment (for purposes of calculating any subsequent adjustment to the Securitization Charges) and the effective date for the next annual True-Up Adjustment. While the periodic True-Up Adjustments will be designed to address over- or under-collections from the Securitization Charges, deviations of actual results from DTE Electric’s estimates used in establishing the Securitization Charges will impact both the amount and the timing of collections. The information below reflects historical information regarding DTE Electric’s experience with respect to net charge-offs, days outstanding, aging of receivables and delinquencies.

Loss Experience. The following table sets forth information relating to DTE Electric’s annual net charge-offs (i.e., net of recoveries) for Customers for the years 2021 to 2025:

Loss Experience*

	2021	2022	2023	2024	2025
Total Billed Power Supply Customers Revenues(1)	$5,512,741,283	$5,569,178,908	$5,742,958,926	$6,105,062,668	6,045,151,164
Total Billed ROA Customers Revenues(2)	$82,632,177	$86,037,369	$98,671,693	$110,596,506	$116,203,383
Total Billed Retail Electric Revenues	$5,595,373,461	$5,655,216,277	$5,841,630,619	$6,215,659,174	$6,161,354,546
Power Supply Customers Net Charge-Offs(1)	$39,657,166	$37,617,139	$44,318,883	$43,842,095	$49,410,973
ROA Customers Net Charge-Offs(2)	$24,748	$24,085	$17,315	$5,128	$7,779
Total Net Charge-Offs	$39,681,914	$37,641,224	$44,336,198	$43,847,223	$49,418,752
Percentage of Total Billed Power Supply Customers Revenues(1)	0.7194%	0.6755%	0.7717%	0.7181%	0.8174%
Percentage of Total Billed ROA Customers Revenues(2)	0.0299%	0.0280%	0.0175%	0.0046%	0.0067%
Percentage of Total Billed Retail Electric Revenues	0.7092%	0.6656%	0.7590%	0.7054%	0.8021%

*	Totals may not add up due to rounding.
(1)	Power Supply Customers shall be responsible for paying both Power Supply Securitization Charges and Distribution Securitization Charges.
(2)	ROA Customers shall be responsible for paying Distribution Securitization Charges.

Delinquencies. The following table sets forth information relating to delinquencies as a percentage of total billed revenues for each of the years ended December 31, 2021 through 2025 for all Customers:

Past Due	2021	2022	2023	2024	2025
01 to 30 days	0.90%	0.86%	0.94%	0.79%	0.84%
31 to 60 days	0.32%	0.31%	0.30%	0.24%	0.21%
61 to 90 days	0.19%	0.18%	0.22%	0.19%	0.17%
+90 days	1.57%	1.29%	1.22%	1.26%	1.28%
Total	2.97%	2.64%	2.69%	2.47%	2.50%

Average Days Outstanding. The following table sets forth information relating to the average number of days Customer electricity bills remained outstanding for the years 2021 through 2025 broken out between residential Customers (average number of days outstanding (residential)) and all other Customers (average number of days outstanding (commercial)):

	2021	2022	2023	2024	2025
Average number of days outstanding (residential)	38.11	32.49	30.44	28.04	29.01
Average number of days outstanding (commercial)	19.59	18.96	18.33	16.86	17.30

Servicing Experience

In 2001, DTE Electric sponsored and acted as servicer for securitization bonds issued by The Detroit Edison Securitization Funding LLC in the aggregate principal amount of $1,750,000,000, which have been repaid in full. In addition, DTE Electric sponsored and has acted as servicer for the Series 2022A Securitization Bonds issued by DTE Electric Securitization Funding I LLC in the original aggregate principal amount of $235,800,000 and for the Series 2023A Securitization Bonds issued by DTE Electric Securitization Funding II LLC in the original aggregate principal amount of $601,600,000. Since the date of issuance of each such series of securitization bonds, DTE Electric has filed on a timely basis all true-up filings required for such securitization bonds, and the issuing entities of such securitization bonds have satisfied, on a timely basis, all interest payments and have made all principal payments on such securitization bonds in accordance with their respective expected amortization schedules. DTE Electric services the Series 2022A Securitization Bonds and the Series 2023A Securitization Bonds in accordance with servicing standards that are substantially similar to those set forth in the Servicing Agreement. Please read “Relationship to Prior Series of Securitization Bonds” in this prospectus.

Where to Find More Information About DTE Electric

DTE Electric’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports are made available on DTE Energy’s website, www.dteenergy.com, free of charge, as soon as reasonably practicable after they are filed with or furnished to the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. No information on these websites constitutes a part of the registration statement of which this prospectus forms a part.

DESCRIPTION OF THE BONDS

General

We have summarized below selected provisions of the Indenture and the Bonds. A form of Indenture and Series Supplement are filed as exhibits to the registration statement of which this prospectus forms a part. Please read “Where You Can Find More Information” in this prospectus.

The Bonds are not a debt or obligation of the State of Michigan and are not a charge on its full faith and credit or taxing power. Neither DTE Electric nor any of its affiliates will guarantee or insure the Bonds. Financing orders authorizing the issuance of securitization bonds do not constitute a pledge of the faith and credit of the State of Michigan or of any of its political subdivisions. The issuance of the Bonds under the Statute will not directly, indirectly or contingently obligate the State of Michigan or any county, municipality or other political subdivision of the State of Michigan to levy or to pledge any form of taxation for the Bonds or to make any appropriation for their payment.

The Issuing Entity will issue the Bonds and secure their payment under the Indenture that it will enter into with U.S. Bank Trust Company, National Association, as trustee, referred to in this prospectus as the Indenture Trustee. The Issuing Entity will issue the Bonds in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, except that the Issuing Entity may issue one Bond in each tranche in a smaller denomination. The expected weighted average life, initial principal balance, Scheduled Final Payment Date, Final Maturity Date and interest rate for each tranche of the Bonds are stated in the table below:

Tranche	Expected Weighted Average Life (Years)	Initial Principal Balance	Scheduled Final Payment Date	Final Maturity Date	Interest Rate
A-1		$
A-2		$

The Scheduled Final Payment Date for each tranche of the Bonds is the date when the outstanding principal balance of that tranche will be reduced to zero if the Issuing Entity makes payments according to the expected sinking fund schedule. The Final Maturity Date for each tranche of Bonds is the date when the Issuing Entity is required to pay the entire remaining unpaid principal balance, if any, of all outstanding Bonds of that tranche. The failure to pay principal of any tranche of Bonds by the applicable Final Maturity Date is an event of default, but the failure to pay principal of any tranche of Bonds by the applicable Scheduled Final Payment Date will not be an event of default. Please read “—Interest Payments” and “—Principal Payments” and “—Events of Default; Rights Upon Event of Default” in this prospectus.

Payment and Record Dates and Payment Sources

Beginning    , 202 , the Issuing Entity will make payments of principal and interest on the Bonds semi-annually on    and    of each year or, if that day is not a Business Day, the following Business Day (each, a Payment Date). So long as the Bonds are in book-entry form, on each Payment Date, the Issuing Entity will make interest and principal payments to the Persons who are the holders of record as of the Business Day immediately prior to that Payment Date, which is referred to herein as the record date. If the Issuing Entity issues certificated Bonds to beneficial owners of the Bonds, the record date will be the last Business Day of the calendar month immediately preceding the Payment Date. On each Payment Date, the Issuing Entity will pay amounts on outstanding Bonds from amounts available in the Accounts (including subaccounts thereof) held by the Indenture Trustee in the priority set forth under “Security for the Bonds—How Funds in the Payment Account will Be Allocated” in this prospectus. These available amounts, which will include amounts collected by the Servicer for the Issuing Entity with respect to the Securitization Charges, are described in greater detail under “Security for the Bonds—How Funds in the Payment Account will be Allocated” and “The Servicing Agreement—Remittances to Collection Accounts” in this prospectus.

Interest Payments

Interest on the Bonds will accrue from and including the issue date to but excluding the first Payment Date, and thereafter from and including the previous Payment Date to but excluding the applicable Payment Date until the Bonds have been paid in full, at the interest rate indicated on the cover of this prospectus and in the table above. We will calculate interest on the Bonds on the basis of a 360-day year of twelve 30-day months.

On each Payment Date, the Issuing Entity will pay interest on the Bonds equal to the following amounts:

•	if there has been a payment default, any interest payable but unpaid on any prior Payment Date, together with interest on such unpaid interest, if any; and

•

accrued interest on the principal balance of the Bonds as of the close of business on the preceding Payment Date (or with respect to the initial Payment Date, the date of the original issuance of the Bonds) after giving effect to all payments of principal made on the preceding Payment Date, if any.

The Issuing Entity will pay interest on the Bonds before it pays principal on the Bonds. Interest payments will be made from collections of Securitization Charges, including amounts available in the respective Excess Funds Subaccount and, if necessary, the amounts available in the Capital Account.

Principal Payments

On each Payment Date, the Issuing Entity will pay principal of the Bonds to the bondholders equal to the sum, without duplication, of:

•	the unpaid principal amount of the Bonds if the applicable Final Maturity Date is on that Payment Date, plus

•	the unpaid principal amount of the Bonds upon acceleration following an event of default relating to the Bonds, plus

•	any overdue payments of principal, plus

•	any unpaid and previously scheduled payments of principal, plus

•	the principal scheduled to be paid on the Bonds on that Payment Date,

but only to the extent funds are available in the Accounts (including subaccounts thereof), as applicable, under the Indenture for the Bonds after payment of certain of the Issuing Entity’s fees and expenses and after payment of interest as described above under “—Interest Payments” in this prospectus. If the Indenture Trustee receives insufficient collections of Securitization Charges for any Payment Date, and amounts in the Accounts (including subaccounts thereof) under the Indenture for the Bonds are not sufficient to make up the shortfall, principal of the Bonds may be payable later than expected. Please read “Risk Factors—Other Risks Associated with the Purchase of the Bonds” in this prospectus. To the extent funds are so available, we will make scheduled payments of principal of the Bonds in the following order:

(1)	to the holders of the Tranche A-1 Bonds, until the principal balance of that tranche has been reduced to zero; and

(2)	to the holders of the Tranche A-2 Bonds, until the principal balance of that tranche has been reduced to zero.

However, on any Payment Date, unless an event of default has occurred and is continuing and the Bonds have been declared due and payable, the Indenture Trustee will make principal payments on the Bonds only until the outstanding principal balance of the Bonds has been reduced to the principal balance specified in the expected amortization schedule for that Payment Date. Accordingly, principal of the Bonds may be paid later, but not sooner, than reflected in the expected amortization schedule, except in the case of an acceleration. The entire unpaid principal balance of each tranche of the Bonds will be due and payable on the applicable Final Maturity Date. The failure to make a scheduled payment of principal on the Bonds because there are not sufficient funds in the Accounts held under the Indenture for the Bonds does not constitute a default or an event of default under the Indenture, except for the failure to pay in full the unpaid balance of a tranche upon the applicable Final Maturity Date.

Unless the Bonds have been accelerated following an event of default, any excess funds remaining in either Collection Account (including either General Subaccount thereof) after a deposit in the Payment Account for the payment of principal, interest, Return on Invested Capital, applicable fees and expenses and payments to the Capital Account will be retained in the Excess Funds Subaccount related to the applicable Collection Account until applied on a subsequent Payment Date.

If an event of default (other than a breach by the State of Michigan of the State Pledge) has occurred and is continuing, then the Indenture Trustee or the holders of a majority in principal amount of the Bonds then outstanding may declare the Bonds to be immediately due and payable, in which event the entire unpaid principal amount of the Bonds, together with accrued and unpaid interest thereon through the date of acceleration, will become immediately due and payable. Please read “ —Events of Default; Rights Upon Event of Default” in this prospectus. However, the nature of the Issuing Entity’s business will result in payment of principal upon an acceleration of the Bonds being made as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Securitization Property—Foreclosure of the Indenture Trustee’s lien on the Securitization Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect” and “Risk Factors—Risk Associated with Limited Source of Funds for Payment—You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited” in this prospectus.

The expected sinking fund schedule below sets forth the corresponding principal payment that is scheduled to be made on each Payment Date for each tranche of the Bonds from the issuance date to the Scheduled Final Payment Date for such tranche. Similarly, the expected amortization schedule below sets forth the principal balance that is scheduled to remain outstanding on each Payment Date for each tranche of the Bonds from the issuance date to the Scheduled Final Payment Date for such tranche.

Expected Sinking Fund Schedule

Semi-Annual Payment Date	Tranche A-1	Tranche A-2
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$

Semi-Annual Payment Date	Tranche A-1	Tranche A-2
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
Total Payments	$	$

The Issuing Entity cannot assure you that the principal balance of any tranche of the Bonds will be reduced at the rate indicated in the table above. The actual reduction in principal balance of any tranche may occur more slowly. The actual reduction in tranche principal balances will not occur more quickly than indicated in the above table, except in the case of acceleration due to an event of default under the Indenture. The Bonds will not be in default if principal is not paid as specified in the schedule above unless the principal of any tranche of the Bonds is not paid in full on or before the Final Maturity Date of that tranche.

Expected Amortization Schedule

Outstanding Principal Balance Per Tranche

Semi-Annual Payment Date	Tranche A-1(1)	Tranche A-2(2)
Closing Date	$	$
	$	$
	$	$
	$	$
	$	$
	$	$

Semi-Annual Payment Date	Tranche A-1(1)	Tranche A-2(2)
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$

(1)	To be paid from Distribution Securitization Charges and Power Supply Securitization Charges.
(2)	To be paid from Power Supply Securitization Charges only.

On each Payment Date, the Indenture Trustee will make principal payments to the extent the principal balance of each tranche of the Bonds exceeds the amount indicated for that Payment Date in the expected amortization schedule above and to the extent of funds available in the Payment Account after payment of certain of the Issuing Entity’s fees and expenses and after payment of interest.

Scheduled Principal Contribution Obligation Balance Schedule

	Tranche A-1			Tranche A-2
Semi-Annual Payment Date	Distribution	Power Supply	Total	Power Supply
Closing Date	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
	$	$	$	$
Total Payments	$	$	$	$

The table above reflects the expected outstanding principal balance related to Distribution Amounts and Power Supply Amounts of each tranche after the payment of scheduled principal on each Payment Date. On each Payment Date, the Indenture Trustee will deposit in the Payment Account from the (i) Distribution Collection Account amounts necessary to pay from Distribution Securitization Charges the scheduled principal amount and any overdue scheduled principal amount of Tranche A-1 under Distribution above and other Distribution Amounts and (ii) Power Supply Collection Account amounts necessary to pay from Power Supply Securitization Charges the scheduled principal amount and any overdue scheduled principal amount of (a) Tranche A-1 under Power Supply above and other Power Supply Amounts and (b) Tranche A-2 under Power Supply above and other Power Supply Amounts, as the case may be, to the extent of funds available in the Payment Account after payment of certain of the Issuing Entity’s fees and expenses and after payment of interest.

Distribution Following Acceleration

Upon an acceleration of the maturity of the Bonds, the total outstanding principal balance of and interest accrued on the Bonds will be payable. Although principal will be due and payable upon acceleration, the nature of the Issuing Entity’s business will result in principal of the Bonds being paid as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Securitization Property —Foreclosure of the Indenture Trustee’s lien on the Securitization Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect” and “Risk Factors—Risk Associated with Limited Source of Funds for Payment—You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited” in this prospectus.

Optional Redemption

The Issuing Entity may not voluntarily redeem any tranche of the Bonds.

Payments on the Bonds

The Indenture Trustee will pay on each Payment Date to the holders of each tranche of the Bonds, to the extent of available funds on deposit in the Payment Account from each Collection Account and, to the extent necessary and funds are available, the Capital Account, all payments of principal and interest then due. The Indenture Trustee will make each payment other than the final payment with respect to any Bonds to the holders of record of the Bonds of the applicable tranche on the record date for that Payment Date. The Indenture Trustee will make the final payment for each tranche of Bonds, however, only upon presentation and surrender of the Bonds of that tranche at the office or agency of the Indenture Trustee specified in the notice given by the Indenture Trustee of the final payment. The Indenture Trustee will send notice of the final payment to the bondholders no later than five days prior to the final Payment Date.

The failure to pay accrued interest on any Payment Date (even if the failure is caused by a shortfall in Securitization Charges received) will result in an event of default for the Bonds unless such failure is cured within five Business Days. Please read “—Events of Default; Rights Upon Event of Default” in this prospectus. Any interest not paid when due (plus interest on the defaulted interest at the applicable interest rate to the extent lawful) will be payable to the bondholders on a special record date. The special record date will be at least fifteen Business Days prior to the date on which the Issuing Entity is to make such special payment (a Special Payment Date). We will fix any special record date and Special Payment Date. At least 10 days before any special record date, the Indenture Trustee will furnish to each affected bondholder a notice that states the special record date, the Special Payment Date and the amount of defaulted interest (plus interest on the defaulted interest) to be paid.

The entire unpaid principal amount of each tranche of the Bonds will be due and payable:

•	on the Final Maturity Date for that tranche; or

•

if an event of default under the Indenture occurs and is continuing and the Indenture Trustee or the holders of a majority in principal amount of the Bonds have declared the Bonds to be immediately due and payable.

However, the nature of the Issuing Entity’s business will result in payment of principal upon an acceleration of the Bonds being made as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Securitization Property—Foreclosure of the Indenture Trustee’s lien on the Securitization Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect” and “Risk Factors—Risk Associated with Limited Source of Funds for Payment—You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited” in this prospectus.

At the time, if any, the Issuing Entity issues the Bonds in the form of definitive Bonds and not to The Depository Trust Company, or DTC, or its nominee, the Indenture Trustee will make payments with respect to the Bonds on a Payment Date or a Special Payment Date by wire transfer to each holder of a definitive Bond of record on the applicable record date to an account maintained by the payee.

If any Special Payment Date or other date specified for any payments to bondholders is not a Business Day, the Indenture Trustee will make payments scheduled to be made on that Special Payment Date or other date on the next succeeding Business Day and no interest will accrue upon the payment during the intervening period.

Fees and Expenses

As set forth in the table below, the Issuing Entity is obligated to pay fees to the Servicer, the Indenture Trustee, its independent manager and DTE Electric as Administrator. The following table illustrates this arrangement.

Recipient	Source of Payment	Fees and Expenses Payable
Servicer	Securitization Charge collections and investment earnings	0.05% of the initial aggregate principal balance of the Bonds on an annualized basis (so long as the Servicer is DTE Electric or an affiliate), plus expenses

Indenture Trustee	Securitization Charge collections and investment earnings	$12,500 per annum, plus expenses

Independent Manager	Securitization Charge collections and investment earnings	$3,700 per annum, plus expenses

Administrator	Securitization Charge collections and investment earnings	$50,000 per annum, plus expenses

The annual servicing fee payable to any servicer not affiliated with DTE Electric shall not at any time exceed 0.75% of the initial aggregate principal balance of Bonds.

Bonds Will Be Issued in Book-Entry Form

The Bonds will be available to investors only in the form of book-entry bonds. You may hold your Bonds through DTC in the United States, Clearstream Banking, Luxembourg, S.A., referred to as Clearstream, or Euroclear in Europe. You may hold your Bonds directly with one of these systems if you are a participant in the system or indirectly through organizations that are participants.

The Role of DTC, Clearstream and Euroclear

Cede & Co., as nominee for DTC, will hold the global bond or bonds representing the Bonds. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream consumers and Euroclear participants, respectively, through consumers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. These depositaries will, in turn, hold these positions in consumers’ securities accounts in the depositaries’ names on the books of DTC.

The Function of DTC

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC’s participants (direct participants) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (indirect participants). The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org. The contents of such websites do not constitute a part of the registration statement of which this prospectus forms a part.

The Function of Clearstream

Clearstream holds securities for its consumers and facilitates the clearance and settlement of securities transactions between Clearstream consumers through electronic book-entry changes in accounts of Clearstream consumers, thereby eliminating the need for physical movement of securities. Transactions may be settled by Clearstream in any of various currencies, including United States dollars. Clearstream provides to its consumers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in various countries through established depositary and custodial relationships.

Clearstream is registered as a bank in Luxembourg and therefore is subject to regulation by the Luxembourg Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream’s consumers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, among others, and may include the underwriters of the Bonds. Clearstream’s U.S. consumers are limited to securities brokers and dealers and banks. Clearstream has consumers located in various countries. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.

The Function of Euroclear

Euroclear holds securities and book-entry interests in securities for Euroclear participants and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Such transactions may be settled in any of various currencies, including United States dollars. The Euroclear System includes various other services, including, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below. The Euroclear System is operated by Euroclear Bank SA/NV. Euroclear participants include central banks and other banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters of the Bonds. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Terms and Conditions of Euroclear

Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the Terms and Conditions). These Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System and receipts of payments with respect to securities in the Euroclear System. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. Euroclear acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

The Rules for Transfers Among DTC, Clearstream or Euroclear Participants

Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream consumers or Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures and will be settled using procedures applicable to conventional securities held in registered form.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream consumers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, which will be based on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving Bonds in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream consumers and Euroclear participants may not deliver instructions directly to Clearstream’s and Euroclear’s depositaries.

Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing, dated the Business Day following the DTC settlement date, and those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream consumer or Euroclear participant on that Business Day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream consumer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the Business Day following settlement in DTC.

DTC’s Nominee Will Be the Holder of the Bonds

Bondholders that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, the Bonds may do so only through direct participants and indirect participants. In addition, bondholders will receive all payments of principal of and interest on the Bonds from the Indenture Trustee through the participants, who in turn will receive them from DTC. Under a book-entry format, bondholders may experience some delay in their receipt of payments because payments will be forwarded by the Indenture Trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its participants, who thereafter will forward them to indirect participants or bondholders. It is anticipated that the only “bondholder” will be Cede & Co., as nominee of DTC. The Indenture Trustee will not recognize beneficial owners of interest in Bonds held by DTC or its nominee as bondholders, as that term is used in the Indenture, and such beneficial owners will be permitted to exercise the rights of bondholders only indirectly through the participants, who in turn will exercise the rights of bondholders through DTC.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers of book-entry certificates among participants on whose behalf it acts with respect to the Bonds and is required to receive and transmit payments of principal of and interest on the Bonds. Direct participants and indirect participants with whom bondholders have accounts with respect to the Bonds similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective bondholders. Accordingly, although bondholders will not possess Bonds, bondholders will receive payments and will be able to transfer their interests.

Because DTC can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a bondholder to pledge Bonds to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those Bonds, may be limited due to the lack of a physical certificate for those Bonds.

DTC has advised us that it will take any action permitted to be taken by a bondholder under the Indenture only at the direction of one or more participants to whose account with DTC the Bonds are credited.

Additionally, DTC has advised us that it will take those actions with respect to specified percentages of the collateral amount only at the direction of and on behalf of participants whose holdings include interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other interests to the extent that those actions are taken on behalf of participants whose holdings include those interests.

Except as required by law, none of any underwriter, the Servicer, DTE Electric, the Indenture Trustee, the Issuing Entity or any other party will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the certificates held by Cede & Co., as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

How Bond Payments Will Be Credited by Clearstream and Euroclear

Payments with respect to Bonds held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream consumers or Euroclear participants in accordance with the applicable system’s rules and operating procedures, to the extent received by its depositary. Those payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Please read “Material United States Federal Income Tax Consequences” in this prospectus. Clearstream or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a bondholder under the Indenture on behalf of a Clearstream consumer or Euroclear participant only in accordance with its applicable rules and operating procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the Bonds among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.

Definitive Bonds

The Issuing Entity will issue the Bonds in registered, certificated form to bondholders, or their nominees, rather than to DTC, or its nominee, only under the circumstances provided in the Indenture, which will include: (1) the Issuing Entity advising the Indenture Trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as nominee and depositary with respect to the book-entry Bonds and that the Issuing Entity is unable to locate a successor, (2) the Issuing Entity, at its option, electing to terminate the book-entry system through DTC, with written notice to the Indenture Trustee, or (3) after the occurrence of an event of default under the Indenture, holders of Bonds aggregating a majority of the aggregate outstanding principal amount of the Bonds maintained as book-entry Bonds advising the Issuing Entity, the Indenture Trustee, and DTC in writing that the continuation of a book-entry system through DTC (or a successor) is no longer in the best interests of those bondholders. Upon issuance of definitive Bonds, the Bonds evidenced by such definitive Bonds will be transferable directly (and not exclusively on a book-entry basis) and registered holders will deal directly with the Indenture Trustee with respect to transfers, notices and payments.

Upon surrender by DTC of the definitive securities representing the Bonds and instructions for registration, the Issuing Entity will sign and the Indenture Trustee will authenticate and deliver the Bonds in the form of definitive Bonds, and thereafter the Indenture Trustee will recognize the registered holders of the definitive Bonds as bondholders under the Indenture.

The Indenture Trustee will make payment of principal of and interest on the Bonds directly to bondholders in accordance with the procedures set forth herein and in the Indenture. The Indenture Trustee will make interest payments and principal payments to bondholders in whose names the definitive Bonds were registered at the close of business on the related record date. The Indenture Trustee will make payments by wire transfer to the bondholder as described in the Indenture or in such other manner as may be provided in the Series Supplement. The Indenture Trustee will make the final payment on any Bond, however, only upon presentation and surrender of the Bonds on the final Payment Date at the office or agency that is specified in the notice of final payment to bondholders. The Indenture Trustee will provide the notice to registered bondholders not later than the fifth day prior to the final Payment Date.

Definitive Bonds will be transferable and exchangeable at the offices of the transfer agent and registrar, which initially will be the Indenture Trustee. There will be no service charge for any registration of transfer or exchange, but the transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Access of Bondholders

Upon written request of any bondholder or group of bondholders of outstanding Bonds evidencing at least 10% of the aggregate outstanding principal amount of the Bonds, the Indenture Trustee will afford the bondholder or bondholders making such request a copy of a current list of bondholders for purposes of communicating with other bondholders with respect to their rights under the Indenture; provided, that the Indenture Trustee gives prior written notice to the Issuing Entity of such request.

The Indenture does not provide for any annual or other meetings of bondholders.

Reports to Bondholders

On or prior to each Payment Date, Special Payment Date or any other date specified in the Indenture for payments with respect to the Bonds, the Servicer will deliver to the Indenture Trustee, and the Indenture Trustee will make available on its website (currently located at https://pivot.usbank.com), a statement prepared by the Servicer with respect to the payment to be made on the Payment Date, Special Payment Date or other date, as the case may be, setting forth the following information:

•	the amount of the payment to bondholders allocable to (1) principal, if any, and (2) interest;

•	the aggregate outstanding principal balance of the Bonds, before and after giving effect to payments allocated to principal reported immediately above;

•	the difference, if any, between the amount specified immediately above and the principal amount scheduled to be outstanding specified in the related expected amortization schedule;

•	any other transfers and payments to be made on such Payment Date or Special Payment Date, including amounts paid to the Indenture Trustee and to the Servicer;

•	the amounts on deposit in the Capital Account and each Excess Funds Subaccount, after giving effect to the foregoing payments;

•	any other amounts paid or to be paid to the Indenture Trustee since the preceding Payment Date;

•	any other amounts paid or to be paid to the Servicer since the preceding Payment Date; and

•	the amounts of any other transfers and payments made pursuant to the Indenture or the Series Supplement since the preceding Payment Date.

Unless and until Bonds are no longer issued in book-entry form, the reports will be provided by the Indenture Trustee to the depository for the Bonds, or its nominee, as sole beneficial owner of the Bonds. The reports will be available to bondholders upon written request to the Indenture Trustee or the Servicer. Such reports will not constitute financial statements prepared in accordance with generally accepted accounting principles.

The financial information provided to bondholders will not be examined and reported upon by an independent public accountant. In addition, an independent public accountant will not provide an opinion on the financial information.

Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the Bonds, the Indenture Trustee, so long as it is acting as paying agent and transfer agent and registrar for the Bonds, will, upon written request by the Issuing Entity or any bondholder, furnish to Persons who at any time during the calendar year were bondholders and received any payment on the Bonds, a statement containing certain information for the purposes of the bondholder’s preparation of United States federal and state income tax returns.

Website Disclosure

The Issuing Entity will, to the extent permitted by and consistent with its legal obligations under applicable law, cause to be posted on a website associated with DTE Electric, currently located at www.dteenergy.com, periodic reports containing to the extent such information is reasonably available to it:

•	the final prospectus related to the Bonds;

•	a statement of Securitization Charge remittances made to the Indenture Trustee;

•

a statement reporting the balances in each Account (including subaccounts thereof) under the Indenture for the Bonds as of the date of the Semi-Annual Servicer’s Certificate or the most recent date available;

•	a statement showing the balance of outstanding Bonds that reflects the actual periodic payments made on the Bonds during the applicable period;

•	the Semi-Annual Servicer’s Certificates delivered for the Bonds pursuant to the Servicing Agreement;

•	the Monthly Servicer’s Certificates delivered for the Bonds pursuant to the Servicing Agreement;

•	the reconciliation certificate as required to be submitted pursuant to the Servicing Agreement;

•	the text (or a link to the website where a reader can find the text) of each True-Up Adjustment filing in respect of the outstanding Bonds and the results of each such filing;

•	any change in the long-term or short-term credit ratings of the Servicer assigned by the Rating Agencies;

•	material legislative or regulatory developments directly relevant to the Bonds; and

•	any reports and other information that the Issuing Entity is required to file with the SEC under the Exchange Act.

Notwithstanding the foregoing, nothing herein shall preclude the Issuing Entity from voluntarily suspending or terminating its filing obligations as Issuing Entity with the SEC to the extent permitted by applicable law.

Information on DTE Energy’s or DTE Electric’s website or that can be accessed through the website is not incorporated into and does not constitute a part of the registration statement of which this prospectus forms a part.

The Issuing Entity and the Indenture Trustee May Modify the Indenture

Modifications of the Indenture that do not Require Consent of Holders

From time to time, and without the consent of the bondholders (but with prior notice to the Rating Agencies and when authorized by an Issuing Entity order to the Indenture Trustee), the Issuing Entity may enter into one or more agreements supplemental to the Indenture with the Indenture Trustee for various purposes described in the Indenture, including:

•

to correct or amplify the description of any property, including, without limitation, the Collateral, at any time subject to the lien of the Indenture, or to better assure, convey and confirm unto the Indenture Trustee the property subject or required to be subjected to the lien of the Indenture, or to add, subject to the lien of the Indenture and the Series Supplement, additional property;

•

to evidence the succession of another Person to the Issuing Entity in accordance with the terms of the Indenture and the assumption by any such successor of the covenants in the Indenture and in the Bonds;

•	to add to the covenants of the Issuing Entity for the benefit of the bondholders and the Indenture Trustee, or to surrender any right or power conferred to the Issuing Entity by the Indenture;

•	to convey, transfer, assign, mortgage or pledge any property to or with the Indenture Trustee;

•

to cure any ambiguity or mistake, to correct or supplement any provision in the Indenture or in any supplemental indenture, including the Series Supplement, which may be inconsistent with any other provision in the Indenture or in any supplemental indenture, including the Series Supplement, or to make any other provisions with respect to matters or questions arising under the Indenture or in any supplemental indenture, provided however, that (i) such action will not, as evidenced by an officer’s certificate of the Issuing Entity, adversely affect in any material respect the interests of the bondholders, and (ii) the Rating Agency Condition shall have been satisfied with respect thereto;

•

to evidence and provide for the acceptance of the appointment under the Indenture of a successor indenture trustee with respect to the Bonds and to add or change any of the provisions of the Indenture as shall be necessary to facilitate the administration of the trusts thereunder by more than one indenture trustee;

•

to modify, eliminate or add to the provisions of the Indenture to such extent as shall be necessary to effect qualification of the Indenture under the Trust Indenture Act or under any similar or successor federal statute enacted after the issuance of the Bonds and to add such other provisions to the Indenture as may be expressly required by the Trust Indenture Act or under any similar or successor federal statute enacted after the issuance of the Bonds;

•	to evidence the final terms of the Bonds in the Series Supplement;

•	to qualify the Bonds for registration with a Clearing Agency;

•	to satisfy any Rating Agency requirements;

•	to make any amendment to the Indenture or the Bonds relating to the transfer and legending of the Bonds to comply with applicable securities laws; or

•

to conform the text of the Indenture or the Bonds to any provision of the registration statement of which this prospectus forms a part filed by the Issuing Entity with the SEC with respect to the issuance of the Bonds to the extent that such provision was intended to be a verbatim recitation of a provision of the Indenture or the Bonds.

The Issuing Entity and the Indenture Trustee may also, without the consent of the bondholders, enter into one or more other agreements supplemental to the Indenture for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or of modifying the rights of the bondholders under the Indenture so long as (i) the supplemental agreement does not, as evidenced by an opinion of nationally recognized counsel of the Issuing Entity experienced in structured finance transactions, adversely affect the interests of any holders of the Bonds then outstanding in any material respect and (ii) the Rating Agency Condition shall have been satisfied with respect thereto.

Modifications of the Indenture that Require the Approval of Holders

The Issuing Entity and the Indenture Trustee may, with the consent of bondholders holding a majority of the aggregate outstanding principal amount of the Bonds of each tranche to be affected (and with prior notice to the Rating Agencies), enter into one or more indentures supplemental to the Indenture for the purpose of, among other things, adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture. In determining whether a majority of holders have consented, Bonds owned by the Issuing Entity, DTE Electric or any subsidiary or other affiliate shall be disregarded, except that, in determining whether the Indenture Trustee shall be protected in relying upon any such consent, the Indenture Trustee shall only be required to disregard any Bonds it actually knows to be so owned. No supplement, however, may, without the consent of each bondholder of each tranche affected thereby, take certain actions enumerated in the Indenture, including:

•

change the date of payment of any installment of principal of or premium, if any, or interest on any Bond of such tranche, or reduce in any manner the principal amount thereof, the interest rate thereon or the premium, if any, with respect thereto;

•

change the provisions of the Indenture and any applicable supplemental indenture, including the Series Supplement, relating to the application of collections on, or the proceeds of the sale of, the Collateral to payment of principal of or premium, if any, or interest on the Bonds or a tranche thereof, or change the place of payment where, or the coin or currency in which, any Bond or any interest thereon is payable;

•

reduce the percentage of the aggregate amount of the outstanding Bonds, or of a tranche thereof, the consent of the bondholders of which is required for any such supplemental indenture, or the consent of the bondholders of which is required for any waiver of compliance with any provisions of the Indenture specified therein or of certain defaults specified therein and their consequences provided for in the Indenture;

•	modify the definition of the term “outstanding” thereunder;

•	reduce the percentage of the outstanding amount of the Bonds or a tranche thereof the holders of which are required to direct the Indenture Trustee to sell or liquidate the Collateral;

•

modify any of the provisions of the Indenture in a manner so as to affect the calculation of the amount of any payment of interest, principal or premium, if any, due on any Bond of such tranche on any Payment Date (including the calculation of any of the individual components of such calculation) or change the expected amortization schedule, expected sinking fund schedule or scheduled principal contribution obligation balance schedule or Final Maturity Date of any Bonds of such tranche;

•	decrease the Required Capital Level;

•

permit the creation of any lien ranking prior to or on a parity with the lien of the Indenture with respect to any of the Collateral for the Bonds or a tranche thereof or, except as otherwise permitted or contemplated in the Indenture, terminate the lien of the Indenture on any property at any time subject thereto or deprive the holder of any Bond of the security provided by the lien of the Indenture;

•	cause any material adverse U.S. federal income tax consequence to the Seller, the Issuing Entity, the managers, the Indenture Trustee or the beneficial owners of the Bonds;

•

modify any provisions of the Indenture with respect to amendments of the Indenture or any provision of the other Basic Documents similarly specifying the rights of bondholders to consent to modification thereof, except to increase any percentage specified to consent or to provide that those provisions of the Indenture or the other Basic Documents cannot be modified or waived without the consent of the holder of each outstanding Bond affected thereby; or

•	impair the right to institute suit for the enforcement of those provisions of the Indenture specified therein regarding payment or application of funds.

Promptly following the execution of any supplement to the Indenture requiring the approval of bondholders, the Issuing Entity will furnish or make available electronically either a copy of such supplement or written notice of the substance of the supplement to each bondholder of a Bond to which such supplement relates, and a copy of such supplement to each Rating Agency.

Promptly after the execution by the Issuing Entity and the Indenture Trustee of any supplemental indenture pursuant to the Indenture, the Issuing Entity shall furnish or make available electronically to the Rating Agencies a copy of such supplemental indenture and to the holders of the Bonds to which such supplemental indenture relates either a copy of such supplemental indenture or a notice setting forth in general terms the substance of such supplemental indenture. Any failure of the Issuing Entity to furnish such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

Notification of the Rating Agencies, the Indenture Trustee and the Bondholders of Any Modification Requiring Bondholder Consent

If the Issuing Entity, DTE Electric, the Administrator or the Servicer or any other party to the applicable agreement:

•

proposes to amend, modify, waive, supplement, terminate or surrender, or agree to any other amendment, modification, waiver, supplement, termination or surrender of, the terms of the Sale Agreement, the Administration Agreement, the Servicing Agreement or the Intercreditor Agreement, or

•

waives timely performance or observance by DTE Electric, the Administrator or the Servicer under the Sale Agreement, the Administration Agreement, the Servicing Agreement or the Intercreditor Agreement,

in each case in a way which would materially and adversely affect the interests of bondholders, the Issuing Entity must first notify the Rating Agencies of the proposed amendment, modification, waiver, supplement, termination or surrender and satisfy the Rating Agency Condition. Upon satisfaction of the Rating Agency Condition, the Issuing Entity must thereafter notify the Indenture Trustee and, when required, the MPSC in writing, and the Indenture Trustee will be required to notify the bondholders of the proposed amendment, modification, waiver, supplement, termination or surrender and whether the Rating Agency Condition has been satisfied with respect thereto. The Indenture Trustee will consent to this proposed amendment, modification, supplement, waiver, termination or surrender only if the Rating Agency Condition is satisfied and only with the written consent of the holders of a majority of the outstanding principal amount of the Bonds of the tranches materially and adversely affected thereby. In determining whether a majority of holders have consented, Bonds owned by the Issuing Entity, DTE Electric or any subsidiary or other affiliate shall be disregarded, except that, in determining whether the Indenture Trustee shall be protected in relying upon any such consent, the Indenture Trustee shall only be required to disregard any Bonds it actually knows to be so owned.

Modifications to the Sale Agreement, the Administration Agreement, the Servicing Agreement and the Intercreditor Agreement

With the prior written consent of the Indenture Trustee, the Sale Agreement, the Administration Agreement, the Servicing Agreement and the Intercreditor Agreement may be amended, so long as the Rating Agency Condition is satisfied in connection therewith (where required pursuant to the applicable Basic Document), at any time and from time to time, without the consent of the bondholders. However, any such amendment may not materially and adversely affect the interest of any bondholder.

In addition, the Sale Agreement, the Administration Agreement and the Servicing Agreement may be amended with ten Business Days’ prior written notice given to the Rating Agencies in accordance with the applicable Basic Documents, and, with respect to the Servicing Agreement, the prior written consent of the Indenture Trustee (which consent shall be given in reliance on an opinion of counsel and an officer’s certificate stating that such amendment is permitted or authorized under and adopted in accordance with the provisions of the applicable agreement and that all conditions precedent have been satisfied, upon which the Indenture Trustee may conclusively rely), but without the consent of the bondholders, (i) to cure any ambiguity, to correct or supplement any provisions in the applicable agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in such agreement or of modifying in any manner the rights of the bondholders; provided, however, that such action shall not, as evidenced by an officer’s certificate delivered to the Issuing Entity and the Indenture Trustee, adversely affect in any material respect the interests of any bondholder or (ii) to conform the provisions of the applicable agreement to the description of such agreement in this prospectus. Promptly after the execution of any such amendment or consent, the Issuing Entity shall furnish copies of such amendment or consent to each of the Rating Agencies.

Enforcement of the Sale Agreement, the Administration Agreement, the Servicing Agreement and the Intercreditor Agreement

The Indenture provides that the Issuing Entity will take all lawful actions to enforce its rights under the Sale Agreement, the Administration Agreement, the Servicing Agreement, the Intercreditor Agreement and the other Basic Documents; provided that such action shall not adversely affect the interests of bondholders in any material respect. The Indenture also provides that the Issuing Entity will take all lawful actions to compel or secure the performance and observance by DTE Electric, the Administrator and the Servicer and any other party under the Intercreditor Agreement of their respective obligations to the Issuing Entity under or in connection with the Sale Agreement, the Administration Agreement, the Servicing Agreement and the Intercreditor Agreement. So long as no event of default occurs and is continuing, the Issuing Entity may exercise any and all rights, remedies, powers and privileges lawfully available to the Issuing Entity under or in connection with the Sale Agreement, the Administration Agreement, the Servicing Agreement and the Intercreditor Agreement. However, if the Issuing Entity or the Servicer proposes to amend, modify, waive, supplement, terminate or surrender in any material respect, or agree to any material amendment, modification, supplement, termination, waiver or surrender of, the process for adjusting the Securitization Charges, the Issuing Entity must notify the Indenture Trustee in writing and the Indenture Trustee must notify the bondholders of this proposal. In addition, the Indenture Trustee may consent to this proposal only with the written consent of the holders of a majority of the aggregate outstanding principal amount of the Bonds of the tranches affected thereby and only if the Rating Agency Condition is satisfied. In determining whether a majority of holders have consented, Bonds owned by the Issuing Entity, DTE Electric or any affiliate shall be disregarded, except that, in determining whether the Indenture Trustee shall be protected in relying upon any such consent, the Indenture Trustee shall only be required to disregard any Bonds it actually knows to be so owned.

If an event of default occurs and is continuing, the Indenture Trustee may, and, at the written direction of the holders of a majority of the aggregate outstanding principal amount of all affected tranches of Bonds, shall exercise all of the Issuing Entity’s rights, remedies, powers, privileges and claims against the Seller, the Administrator and the Servicer, under or in connection with the Sale Agreement, the Administration Agreement, the Servicing Agreement and the Intercreditor Agreement, and any right of the Issuing Entity to take this action shall be suspended.

Issuing Entity’s Covenants

The Issuing Entity may not consolidate with or merge into any other entity, unless:

•	the entity formed by or surviving the consolidation or merger is organized under the laws of the United States or any state;

•	the entity expressly assumes, by a supplemental indenture, the performance or observance of all of the Issuing Entity’s agreements and covenants under the Indenture and the Series Supplement;

•

the entity expressly assumes all of the Issuing Entity’s obligations and succeeds to all of the Issuing Entity’s rights under the Sale Agreement, the Servicing Agreement and any other Basic Document to which the Issuing Entity is a party;

•	no default, event of default or servicer default under the Indenture has occurred and is continuing immediately after the merger or consolidation;

•	the Rating Agency Condition will have been satisfied with respect to the merger or consolidation;

•

the Issuing Entity has delivered to DTE Electric, the Indenture Trustee and the Rating Agencies an opinion or opinions of outside tax counsel (as selected by the Issuing Entity, in form and substance reasonably satisfactory to DTE Electric and the Indenture Trustee, and which may be based on a ruling from the IRS (unless the IRS has announced that it will not rule on the issues described in this paragraph)) to the effect that the consolidation or merger will not result in a material adverse U.S. federal or state income tax consequence to the Issuing Entity, DTE Electric, the Indenture Trustee or the then-existing bondholders;

•

any action as is necessary to maintain the lien and the perfected security interest in the Collateral for the Bonds created by the Indenture and the Series Supplement has been taken, as evidenced by an opinion of the Issuing Entity’s external counsel delivered to the Indenture Trustee; and

•

the Issuing Entity has delivered to the Indenture Trustee an officer’s certificate and an opinion of the Issuing Entity’s external counsel, each stating that the consolidation or merger complies with the Indenture and the Series Supplement and all conditions precedent therein provided for relating to the transaction have been complied with.

The Issuing Entity may not sell, convey, exchange, transfer or otherwise dispose of any of its properties or assets included in the Collateral to any Person, unless:

•	the Person acquiring the properties and assets:

•	is a United States citizen or an entity organized under the laws of the United States or any state;

•	expressly assumes, by a supplemental indenture, the performance or observance of all of the Issuing Entity’s agreements and covenants under the Indenture and the Series Supplement;

•

expressly agrees by means of a supplemental indenture that all right, title and interest so sold, conveyed, exchanged, transferred or otherwise disposed of will be subject and subordinate to the rights of bondholders;

•

unless otherwise specified in the supplemental indenture referred to above, expressly agrees to indemnify, defend and hold harmless the Issuing Entity and the Indenture Trustee against and from any loss, liability or expense arising under or related to the Indenture, the Series Supplement and the Bonds (including the enforcement costs of such indemnity);

•

expressly agrees by means of a supplemental indenture that the Person (or if a group of Persons, then one specified Person) will make all filings with the SEC (and any other appropriate Person) required by the Exchange Act in connection with the Bonds; and

•

if such sale, conveyance, exchange, transfer or disposal relates to the Issuing Entity’s rights and obligations under the Sale Agreement or the Servicing Agreement, such Person assumes all obligations and succeeds to all of the Issuing Entity’s rights under the Sale Agreement and the Servicing Agreement, as applicable;

•	no default, event of default or servicer default under the Indenture has occurred and is continuing immediately after the transactions;

•	the Rating Agency Condition has been satisfied with respect to such transaction;

•

the Issuing Entity has delivered to DTE Electric, the Indenture Trustee and the Rating Agencies an opinion or opinions of outside tax counsel (as selected by the Issuing Entity, in form and substance reasonably satisfactory to DTE Electric and the Indenture Trustee, and which may be based on a ruling from the IRS) to the effect that the disposition will not result in a material adverse U.S. federal or state income tax consequence to the Issuing Entity, DTE Electric, the Indenture Trustee or the then-existing bondholders;

•

any action as is necessary to maintain the lien and the perfected security interest in the Collateral created by the Indenture and the Series Supplement has been taken as evidenced by an opinion of the Issuing Entity’s external counsel delivered to the Indenture Trustee; and

•

the Issuing Entity has delivered to the Indenture Trustee an officer’s certificate and an opinion of the Issuing Entity’s external counsel, each stating that the sale, conveyance, exchange, transfer or other disposition complies with the Indenture and the Series Supplement and all conditions precedent therein provided for relating to the transaction have been complied with (including any filing required by the Exchange Act).

The Issuing Entity will not, among other things, for so long as any Bonds are outstanding:

•

except as expressly permitted by the Indenture and the other Basic Documents, sell, transfer, convey, exchange or otherwise dispose of any of its assets, including those included in the Collateral for the Bonds, unless directed to do so by the Indenture Trustee in accordance with the provisions of the Indenture;

•

claim any credit on, or make any deduction from the principal or premium, if any, or interest payable in respect of, the Bonds (other than amounts properly withheld from such payments under the Code, Treasury regulations or other tax laws) or assert any claim against any present or former bondholder by reason of the payment of the taxes levied or assessed upon any part of the Collateral;

•	terminate its existence, or dissolve or liquidate in whole or in part, except as permitted above;

•	permit the validity or effectiveness of the Indenture, the Series Supplement or the other Basic Documents to be impaired;

•

permit the lien of the Indenture and the Series Supplement to be amended, hypothecated, subordinated, terminated or discharged, or permit any Person to be released from any covenants or obligations with respect to the Bonds under the Indenture except as may be expressly permitted by the Indenture;

•

permit any lien, security interest or other encumbrance, other than the lien and security interest granted under the Indenture and the Series Supplement, to be created on or extend to or otherwise arise upon or burden the Collateral or any part thereof or any interest therein or the proceeds thereof (other than tax liens arising by operation of law with respect to amounts not yet due);

•	permit the lien of the Indenture or the Series Supplement not to constitute a valid first priority perfected security interest in the Collateral;

•	enter into any swap, hedge or similar financial arrangement;

•

elect to be classified as an association taxable as a corporation for U.S. federal income tax purposes, file any tax return or take any other action or make any election inconsistent with the Issuing Entity’s treatment for U.S. federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from the Issuing Entity’s sole member;

•

change its name, identity or structure or the location of the Issuing Entity’s chief executive office unless at least ten (10) Business Days prior to the effective date of any such change, the Issuing Entity delivers to the Indenture Trustee (with copies to each Rating Agency) such documents, instruments or agreements, executed by the Issuing Entity, as are necessary to reflect such change and to continue the perfection of the security interest of the Indenture and the Series Supplement;

•	take any action which is subject to the Rating Agency Condition without satisfying the Rating Agency Condition;

•	except to the extent permitted by applicable law, voluntarily suspend or terminate its filing obligations with the SEC as described in the Indenture; or

•	issue any securitization bonds under the Statute or any similar law, other than the Bonds offered hereby or issue any other debt obligations.

The Issuing Entity may not engage in any business other than financing, purchasing, owning, administering, managing and servicing the Securitization Property and the other Collateral and the issuance of the Bonds under the Financing Order, and certain related activities incidental thereto.

The Issuing Entity will not issue, incur, assume, guarantee or otherwise become liable, directly or indirectly, for any indebtedness except for the Bonds and any other indebtedness expressly permitted by or arising under the Basic Documents. Also, the Issuing Entity will not, except as contemplated by the Bonds or the Basic Documents, make any loan or advance or credit to, or guarantee (directly or indirectly or by an instrument having the effect of assuring another’s payment or performance on any obligation or capability of so doing or otherwise), endorse or otherwise become contingently liable, directly or indirectly, in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other Person. The Issuing Entity will not, except for the acquisition of Securitization Property as contemplated by the Bonds and the Basic Documents, make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).

Except for the release to DTE Electric of funds as described under “Security for the Bonds—How Funds in the Payment Account will be Allocated”, the Issuing Entity, directly or indirectly, will not (i) pay any dividend or make any distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, to any owner of an interest in the Issuing Entity or otherwise with respect to any ownership or equity interest or similar security in or of the Issuing Entity, (ii) redeem, purchase, retire or otherwise acquire for value any such ownership or equity interest or similar security or (iii) set aside or otherwise segregate any amounts for any such purpose; provided, however, that, if no event of default shall have occurred and be continuing or would be caused thereby, the Issuing Entity may make, or cause to be made, any such distributions to any owner of an interest in the Issuing Entity or otherwise with respect to any ownership or equity interest or similar security in or of the Issuing Entity using the Return on Invested Capital then due and payable to the extent that such distributions would not cause the balance of the Capital Account to decline below the Required Capital Level. The Issuing Entity will not, directly or indirectly, make payments to or distributions from any Account (including subaccounts thereof) under the Indenture for the Bonds except in accordance with the Indenture and the other Basic Documents.

Events of Default; Rights Upon Event of Default

An event of default with respect to the Bonds is defined in the Indenture as any one of the following events:

•

default in the payment of any interest on any Bond when the same becomes due and payable (whether such failure to pay interest is caused by a shortfall in Securitization Charges received or otherwise), and such default shall continue for a period of five Business Days;

•	default in the payment of the then unpaid principal of any Bond of any tranche on the Final Maturity Date for that tranche;

•

a default in the observance or performance of any of the Issuing Entity’s covenants or agreements made in the Indenture (other than defaults described above) and the continuation of any default for a period of 30 days after the earlier of (i) the date that written notice (by registered or certified mail) of the default is given to the Issuing Entity by the Indenture Trustee or to the Issuing Entity and the Indenture Trustee by the holders of at least 25% of the aggregate outstanding principal amount of the Bonds or (ii) the date that the Issuing Entity had actual knowledge of the default;

•

any representation or warranty made by the Issuing Entity in the Indenture or in any certificate or other writing delivered pursuant to the Indenture or in connection with the Indenture having been incorrect in any material respect as of the time made, and such breach not having been cured within 30 days after the earlier of (i) the date that notice of the breach is given (by registered or certified mail) to the Issuing Entity by the Indenture Trustee or to the Issuing Entity and the Indenture Trustee by the holders of at least 25% of the aggregate outstanding principal amount of the Bonds or (ii) the date that the Issuing Entity had actual knowledge of the default;

•	certain events of bankruptcy, insolvency, receivership or liquidation specified in the Indenture; or

•	any act or failure to act by the State of Michigan or any of its agencies (including the MPSC), officers or employees which violates the State Pledge or is not in accordance with the State Pledge.

If an event of default (other than as specified in the sixth bullet point above) should occur and be continuing with respect to the Bonds, the Indenture Trustee or the holders representing not less than a majority of the aggregate outstanding principal amount of the Bonds may declare the unpaid principal of the Bonds and all accrued and unpaid interest thereon to be immediately due and payable. However, the nature of the Issuing Entity’s business will result in payment of principal upon an acceleration of the Bonds being made as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Securitization Property—Foreclosure of the Indenture Trustee’s lien on the Securitization Property for the Bonds might not be practical, and acceleration of the Bonds before maturity might have little practical effect” and “Risk Factors—Risk Associated with Limited Source of Funds for Payment—You may experience material payment delays or incur a loss on your investment in the Bonds because the source of funds for payment is limited” in this prospectus.

The holders of a majority of the aggregate outstanding principal amount of the Bonds may rescind and annul that declaration under certain circumstances set forth in the Indenture. Additionally, the Indenture Trustee may exercise all of the Issuing Entity’s rights, remedies, powers, privileges and claims against the Seller, DTE Electric, the Administrator or the Servicer under or in connection with the Sale Agreement, the Administration Agreement, the Intercreditor Agreement or the Servicing Agreement. If an event of default as specified in the sixth bullet above has occurred, the Servicer will be obligated to institute (and the Indenture Trustee, for the benefit of the bondholders, shall be entitled and empowered to institute) any suits, actions or proceedings at law, in equity or otherwise, to enforce the State Pledge and to collect any monetary damages as a result of a breach thereof, and each of the Servicer and the Indenture Trustee may prosecute any suit, action or proceeding to final judgment or decree. The Servicer will be required to advance its own funds in order to bring any suits, actions or proceedings and, for so long as the legal actions were pending, the Servicer will be required, unless otherwise prohibited by applicable law or court or regulatory order in effect at that time, to bill and collect the Securitization Charges, perform True-Up Adjustments and discharge its obligations under the Servicing Agreement. The costs of any such actions shall be an operating expense of the Issuing Entity payable from the Securitization Charges. In the event the Seller is not the Servicer and such costs are not recovered as an operating expense of the Issuing Entity, the costs of any such action would be payable by the Seller pursuant to the Sale Agreement. The Indenture Trustee will not be deemed to have knowledge of any event of default or a breach of representation or warranty unless a responsible officer of the Indenture Trustee has actual knowledge of the default or the Indenture Trustee has received written notice of the default in accordance with the Indenture.

If the Bonds have been declared due and payable following an event of default, the Indenture Trustee may elect to have the Issuing Entity maintain possession of all or a portion of the Securitization Property and continue to apply Securitization Charge collections as if there had been no declaration of acceleration. There is likely to be a limited market, if any, for the Securitization Property following a foreclosure, in light of the event of default, the unique nature of the Securitization Property as an asset and other factors discussed in this prospectus. In addition, the Indenture Trustee is prohibited from selling the Securitization Property following an event of default, other than a default in the payment of any principal or a default for five Business Days or more in the payment of any interest on any Bond, which requires the direction of holders of a majority of the aggregate outstanding principal amount of the Bonds, unless:

•	the holders of all of the outstanding Bonds consent to the sale;

•	the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the outstanding Bonds; or

•

the Indenture Trustee determines that the proceeds of the Collateral would not be sufficient on an ongoing basis to make all payments on the Bonds as those payments would have become due if the Bonds had not been declared due and payable, and the Indenture Trustee obtains the written consent of the holders of at least 66 2/3 percent of the aggregate outstanding principal amount of the Bonds.

Subject to the provisions of the Indenture relating to the duties of the Indenture Trustee (please read “Description of the Indenture Trustee” in this prospectus), if an event of default occurs and is continuing, the Indenture Trustee will be under no obligation to exercise any of the rights or powers under the Bonds at the request or direction of any of the holders of Bonds unless such holders have offered to the Indenture Trustee security or indemnity satisfactory to the Indenture Trustee against the costs, expenses and liabilities which might be incurred by it in complying with the request. Subject to the provisions for indemnification and certain limitations contained in the Indenture:

•

the holders of a majority of the aggregate outstanding principal amount of the Bonds of an affected tranche will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee; and

•

the holders of a majority of the aggregate outstanding principal amount of the Bonds of an affected tranche may, in certain cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the Indenture that cannot be modified without the consent of all of the holders of the outstanding Bonds of all tranches affected thereby.

No holder of any Bond will have the right to institute any proceeding, to avail itself of any remedies provided in the Statute or of the right to foreclose on the Collateral, or otherwise to enforce the lien and security interest on the Collateral or to seek the appointment of a receiver or indenture trustee, or for any other remedy under the Indenture, unless:

•	the holder previously has given to the Indenture Trustee written notice of a continuing event of default;

•

the holders of a majority of the aggregate outstanding principal amount of the Bonds have made written request of the Indenture Trustee to institute the proceeding in its own name as Indenture Trustee;

•	the holder or holders have offered the Indenture Trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in complying with such request;

•	the Indenture Trustee for 60 days after receipt of the notice set forth above and the request and offer of indemnity, has failed to institute the proceeding; and

•

no direction inconsistent with the written request has been given to the Indenture Trustee during the 60-day period by the holders of a majority of the aggregate outstanding principal amount of the Bonds.

In addition, the Indenture Trustee and the Servicer will covenant and each bondholder will be deemed to covenant that it will not, prior to the date which is one year and one day after the termination of the Indenture, institute against the Issuing Entity or against the Issuing Entity’s managers or member or members any bankruptcy, reorganization or other proceeding under any federal or State bankruptcy or similar law, subject to the right of a court of competent jurisdiction to order sequestration and payment of revenues arising with respect to the Securitization Property.

Neither any manager nor the Indenture Trustee in its individual capacity, nor any holder of any ownership interest in the Issuing Entity, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the Bonds or for the Issuing Entity’s agreements contained in the Indenture.

Actions by Bondholders

Subject to certain exceptions, the holders of a majority of the aggregate outstanding principal amount of the Bonds of the affected tranche or tranches will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any trust or power conferred on the Indenture Trustee under the Indenture; provided, that:

•	the direction is not in conflict with any rule of law or with the Indenture or the Series Supplement and would not involve the Indenture Trustee in personal liability or expense;

•

subject to the other conditions described above under “—Events of Default; Rights Upon Event of Default” in this prospectus, the consent of 100% of the bondholders is required to direct the Indenture Trustee to sell or liquidate the Collateral (other than pursuant to an event of default for failure to pay interest or principal at maturity);

•

if the Indenture Trustee elects to retain the Collateral in accordance with the Indenture, then any direction to the Indenture Trustee by less than 100% of the bondholders will be of no force and effect; and

•	the Indenture Trustee may take any other action deemed proper by the Indenture Trustee that is not inconsistent with the direction.

In circumstances under which the Indenture Trustee is required to seek instructions from the holders of the Bonds of any tranche with respect to any action or vote, the Indenture Trustee will take the action or vote for or against any proposal in proportion to the principal amount of the corresponding tranche, as applicable, of Bonds taking the corresponding position.

Notwithstanding the foregoing, the Indenture allows each bondholder to institute suit for the enforcement of payment of (1) the interest, if any, on its Bonds which remains unpaid as of the applicable due date and (2) the unpaid principal, if any, of its tranche of Bonds on the applicable Final Maturity Date therefor.

Resignation or Removal of Indenture Trustee

The Indenture Trustee (or any other Eligible Institution (as defined herein) in any capacity under the Indenture), unless such Eligible Institution is being replaced by the Indenture Trustee, may resign at any time upon 30 days’ prior written notice to the Issuing Entity. The holders of a majority of the aggregate outstanding principal amount of the Bonds then outstanding may remove the Indenture Trustee (or any other Eligible Institution in any capacity under the Indenture) with 30 days’ prior written notice by so notifying the Indenture Trustee (or such other Eligible Institution) and may appoint a successor Indenture Trustee (or successor Eligible Institution in the applicable capacity). The Issuing Entity will remove the Indenture Trustee if the Indenture Trustee:

•	ceases to be eligible under the Trust Indenture Act;

•	ceases to be an Eligible Institution or otherwise satisfy certain credit standards set forth in the Indenture;

•	becomes a debtor in a bankruptcy proceeding or is adjudicated insolvent or a receiver or other public officer takes charge of the Indenture Trustee or its property;

•	becomes incapable of acting; or

•

fails to provide to the Issuing Entity certain information it reasonably requests that is necessary for the Issuing Entity to satisfy its reporting obligations under the securities laws and such failure is not resolved to the Issuing Entity’s and the Indenture Trustee’s mutual satisfaction within a reasonable period of time.

Notwithstanding the above, any Eligible Institution acting in any capacity under the Indenture that no longer satisfies the requirements to be an Eligible Institution under the Indenture shall be removed and replaced by the Issuing Entity within sixty (60) days of such person no longer satisfying such requirements.

Any removal or resignation of the Indenture Trustee shall also constitute a removal or resignation of such entity (or any affiliated entity thereof) acting as Securities Intermediary and Account Bank.

The Indenture requires that the Indenture Trustee have (i) a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition and (ii) a long-term issuer rating from Moody’s in one of its generic rating categories that signifies investment grade and a long-term issuer rating from S&P of at least “A.” If the Indenture Trustee resigns or is removed or a vacancy exists in the office of Indenture Trustee for any reason, the Issuing Entity will be obligated promptly to appoint a successor Indenture Trustee eligible under the Indenture, and notice of such appointment is required to be promptly given to each Rating Agency by the successor Indenture Trustee. If any person (other than the Indenture Trustee) acting in any capacity under the Indenture as an Eligible Institution is removed or fails to constitute an Eligible Institution or if a vacancy exists in any such capacity for any reason, the Issuing Entity will promptly appoint a successor to such capacity that constitutes an Eligible Institution. No resignation or removal of the Indenture Trustee (or any other person acting as an Eligible Institution) will become effective until acceptance of the appointment by a successor Indenture Trustee (or successor Eligible Institution). The Issuing Entity is responsible for payment of the expenses associated with any such removal or resignation.

Limitation on Liability of the Indenture Trustee

The Indenture Trustee shall not be liable for (a) any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers; provided, however, that the Indenture Trustee’s conduct does not constitute willful misconduct, negligence or bad faith and (b) special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Indenture Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action. The Indenture Trustee shall also not be liable for any failure to perform its duties under the Indenture if such failure is a direct or proximate result of another party’s failure to perform its own obligations under the Indenture. The Indenture Trustee shall not be required to take any action that it is directed to take under the Indenture if the Indenture Trustee determines in good faith that the action so directed is inconsistent with the Indenture, any other Basic Document or applicable law, or would involve the Indenture Trustee in personal liability. Any discretion, permissive right or privilege of the Indenture Trustee under the Indenture shall not be deemed to be or otherwise construed as a duty or obligation. The Indenture Trustee’s receipt of publicly available reports under the Indenture shall not constitute constructive or actual notice or knowledge of any information contained therein or determinable therefrom, including but not limited to a party’s compliance with covenants under the Indenture.

The Indenture Trustee shall not be deemed to have notice of any servicer default, default or event of default unless it has actual knowledge or written notice of any event which is in fact such a default is received by a responsible officer of the Indenture Trustee and such notice references the Bonds and the Indenture.

The Indenture Trustee shall not be responsible for, and does not make any representation (subject to certain exceptions) with respect to, the following:

•	the validity or adequacy of the Indenture or the Bonds;

•	the Issuing Entity’s use of the proceeds from the Bonds;

•

any statement of the Issuing Entity in the Indenture or in any document issued in connection with the sale of the Bonds or in the Bonds other than the Indenture Trustee’s certificate of authentication;

•

the form, character, genuineness, sufficiency, value or validity of any of the Collateral or for or in respect of the Bonds (other than the certificate of authentication for the Bonds) or the Basic Documents;

•	the filing of any financing statements, the recording of any documents or the perfection of the security interest in the Collateral;

•	any liability, duty or obligation to any bondholder, other than as expressly provided in the Indenture or the other applicable Basic Document; or

•	any default or misconduct of the Issuing Entity, the Seller or the Servicer under the Basic Documents or otherwise.

Indemnification of the Indenture Trustee by the Issuing Entity

The Issuing Entity shall indemnify and hold harmless the Indenture Trustee and its officers, directors, employees and agents (each an Indemnified Person) against any and all cost, damage, loss, liability, tax or expense (including reasonable attorneys’ fees and expenses, the fees of experts and agents and any reasonable extraordinary out-of-pocket expenses) incurred by it in connection with the administration and the enforcement of the Indenture, the Series Supplement and the other Basic Documents.

The Issuing Entity shall not be required to indemnify an Indemnified Person for any amount paid by such Indemnified Person in the settlement of any action, proceeding or investigation without the prior written consent of the Issuing Entity which consent shall not be unreasonably withheld.

With respect to any action, proceeding or investigation brought by a third party for which indemnification may be sought, the Issuing Entity shall be entitled to conduct and control, at its expense and with counsel of its choosing that is reasonably satisfactory to such Indemnified Person, the defense of any such action, proceeding or investigation (in which case the Issuing Entity shall not thereafter be responsible for the fees and expenses of any separate counsel retained by such Indemnified Person except as set forth below); provided that such Indemnified Person shall have the right to participate in such action, proceeding or investigation through counsel chosen by it and at its own expense. Notwithstanding the Issuing Entity’s election to assume the defense of any action, proceeding or investigation, such Indemnified Person shall have the right to employ separate counsel (including one appropriate local counsel), and the Issuing Entity shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the defendants in any such action include both the Indemnified Person and the Issuing Entity and the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or additional to those available to the Issuing Entity, (ii) the Issuing Entity shall not have employed counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person within a reasonable time after notice of the institution of such action or (iii) the Issuing Entity shall authorize the Indemnified Person to employ separate counsel at the expense of the Issuing Entity. Notwithstanding the foregoing, the Issuing Entity shall not be obligated to pay for the fees, costs and expenses of more than one separate counsel for the Indemnified Person other than one appropriate local counsel. The Issuing Entity need not reimburse any expense or indemnify against any loss, liability or expense incurred by the Indenture Trustee through the Indemnified Person’s own willful misconduct, negligence or bad faith.

Annual Report of Indenture Trustee

If required by the Trust Indenture Act, the Indenture Trustee will be required to send each year to all bondholders a brief report. The report must state, among other things:

•	the Indenture Trustee’s eligibility and qualification to continue as the Indenture Trustee under the Indenture;

•	any amounts advanced by it under the Indenture;

•	the amount, interest rate and maturity date of specific indebtedness owing by the Issuing Entity to the Indenture Trustee in the Indenture Trustee’s individual capacity;

•	the property and funds physically held by the Indenture Trustee; and

•	any action taken by it that materially affects the Bonds and that has not been previously reported.

Annual Compliance Statement

The Issuing Entity will file annually with the Indenture Trustee and the Rating Agencies a written statement as to whether the Issuing Entity has fulfilled its obligations under the Indenture.

Satisfaction and Discharge of Indenture

The Indenture will cease to be of further effect with respect to the Bonds and the Indenture Trustee, on the Issuing Entity’s reasonable written demand and at the Issuing Entity’s expense, will execute instruments acknowledging satisfaction and discharge of the Indenture with respect to the Bonds, when:

•

either (a) all Bonds that have already been authenticated and delivered, with certain exceptions set forth in the Indenture, have been delivered to the Indenture Trustee for cancellation or (b) either the Scheduled Final Payment Date for the latest maturing tranche of the Bonds not delivered for cancellation has occurred or will occur within one year and the Issuing Entity has irrevocably deposited or cause to be deposited in trust with the Indenture Trustee cash and/or U.S. government obligations that through the scheduled payments of principal and interest in accordance with their terms are in an amount sufficient to pay principal, interest and premium, if any, on the Bonds and ongoing other qualified costs and all other sums payable by the Issuing Entity with respect to the Bonds when scheduled to be paid and to discharge the entire indebtedness on such Bonds when due;

•	the Issuing Entity has paid or caused to be paid all other sums payable by it under the Indenture with respect to the Bonds; and

•

the Issuing Entity has delivered to the Indenture Trustee an officer’s certificate, an opinion of the Issuing Entity’s external counsel, and, if required by the Trust Indenture Act or the Indenture Trustee, an independent certificate from a firm of registered public accountants, each stating that all conditions precedent in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

The Issuing Entity’s Legal and Covenant Defeasance Options

The Issuing Entity may, at any time, terminate all of its obligations under the Indenture, referred to herein as the Legal Defeasance Option, or terminate its obligations to comply with some of the covenants in the Indenture, including some of the covenants described under “—Issuing Entity’s Covenants”, referred to herein as the Issuing Entity’s Covenant Defeasance Option.

The Issuing Entity may exercise the Legal Defeasance Option notwithstanding its prior exercise of the Covenant Defeasance Option. If the Issuing Entity exercises the Legal Defeasance Option, the Bonds will be entitled to payment only from the funds or other obligations set aside under the Indenture for payment thereof as described below. If the Issuing Entity exercises the Legal Defeasance Option, the maturity of the Bonds may not be accelerated because of an event of default. If the Issuing Entity exercises the Covenant Defeasance Option, the maturity of the Bonds may not be accelerated because of an event of default relating to a default in the observance or performance of any of the Issuing Entity’s covenants or agreements made in the Indenture (other than default relating to nonpayment of principal and interest on any Bond).

The Indenture provides that the Issuing Entity may exercise its Legal Defeasance Option or its Covenant Defeasance Option only if:

•

the Issuing Entity irrevocably deposits or causes to be irrevocably deposited in trust with the Indenture Trustee cash and/or U.S. government obligations that through the scheduled payments of principal and interest in accordance with their terms are in an amount sufficient, without reinvestment, to pay principal, interest and premium, if any, on the Bonds and all other sums payable by the Issuing Entity under the Indenture with respect to the Bonds when scheduled to be paid and to discharge the entire indebtedness on the Bonds when due;

•

the Issuing Entity delivers to the Indenture Trustee a certificate from a nationally recognized firm of independent registered public accountants expressing its opinion that the payments of principal of and interest on the U.S. government obligations when due and without reinvestment plus any deposited cash will provide cash at times and in sufficient amounts (but, in the case of the Legal Defeasance Option only, not more than such amounts) to pay in respect of the Bonds:

o	principal in accordance with the expected amortization schedule therefor;

o	interest when due; and

o	ongoing other qualified costs and all other sums payable by the Issuing Entity under the Indenture with respect to the Bonds;

•

in the case of the Legal Defeasance Option, 95 days pass after the deposit is made and during the 95-day period no default relating to events of the Issuing Entity’s bankruptcy, insolvency, receivership or liquidation occurs and is continuing at the end of the period;

•	no default has occurred and is continuing on the day of such deposit and after giving effect thereto;

•

in the case of the Legal Defeasance Option, the Issuing Entity delivers to the Indenture Trustee an opinion of the Issuing Entity’s external counsel stating that the Issuing Entity has received from, or there has been published by, the IRS a ruling, or since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, and in either case confirming that the bondholders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the Legal Defeasance Option and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred;

•

in the case of the Covenant Defeasance Option, the Issuing Entity delivers to the Indenture Trustee an opinion of the Issuing Entity’s external counsel to the effect that the bondholders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the Covenant Defeasance Option and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

•

the Issuing Entity delivers to the Indenture Trustee a certificate of one of the Issuing Entity’s officers and an opinion of the Issuing Entity’s counsel, each stating that all conditions precedent to the satisfaction and discharge of the Bonds to the extent contemplated by the applicable provisions of the Indenture have been complied with;

•

the Issuing Entity delivers to the Indenture Trustee an opinion of external counsel of the Issuing Entity to the effect that: in a case under the Bankruptcy Code in which DTE Electric (or any of its affiliates, other than the Issuing Entity) is the debtor, the court would hold that the deposited moneys or U.S. government obligations would not be property of the bankruptcy estate of DTE Electric (or any of its affiliates, other than the Issuing Entity, that deposited the moneys or U.S. government obligations); and in the event DTE Electric (or any of its affiliates, other than the Issuing Entity, that deposited the moneys or U.S. government obligations) were to be a debtor in a case under the Bankruptcy Code, the court would not disregard the separate legal existence of DTE Electric (or any of its affiliates, other than the Issuing Entity, that deposited the moneys or U.S. government obligations) and the Issuing Entity so as to order the substantive consolidation of the Issuing Entity’s assets and liabilities with the assets and liabilities of DTE Electric or such other affiliate; and

•	the Rating Agency Condition shall have been satisfied with respect to the exercise of any Legal Defeasance Option or Covenant Defeasance Option.

No Recourse to Others

No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuing Entity or the Indenture Trustee on the Bonds or under the Indenture or any supplement thereto or any certificate or other writing delivered in connection therewith, against (a) the Issuing Entity, other than from the Collateral, (b) DTE Electric, as Depositor, (c) any owner of a membership interest in the Issuing Entity (including DTE Electric) or

(d) any shareholder, partner, owner, beneficiary, agent, officer, director or employee of the Indenture Trustee, the managers of or any owner of a membership interest in the Issuing Entity (including DTE Electric) in its respective individual capacity, or of any successor or assign of any of them in their respective individual or corporate capacities, except as any such Person may have expressly agreed in writing.

Notwithstanding any provision of the Indenture or the Series Supplement to the contrary, bondholders shall look only to the Collateral with respect to any amounts due to the bondholders under the Indenture, the Series Supplement and the Bonds, and, in the event such Collateral is insufficient to pay in full the amounts owed on the Bonds, shall have no recourse against the Issuing Entity in respect of such insufficiency. Each bondholder by accepting a Bond specifically confirms the nonrecourse nature of these obligations, and waives and releases all such liability. The waiver and release are part of the consideration for issuance of Bonds.

DESCRIPTION OF THE INDENTURE TRUSTEE

U.S. Bank Trust Company, National Association, a national banking association (U.S. Bank Trust Co.), will be the Indenture Trustee, and will act as the paying agent and registrar for the securitization bonds. U.S. Bank National Association (U.S. Bank N.A.) has made a strategic decision to reposition its corporate trust business by transferring substantially all of its corporate trust business to its affiliate, U.S. Bank Trust Co., a non-depository trust company (U.S. Bank N.A. and U.S. Bank Trust Co. are collectively referred to herein as U.S. Bank.). Upon U.S. Bank Trust Co.’s succession to the business of U.S. Bank N.A., it has become a wholly owned subsidiary of U.S. Bank N.A. The Indenture Trustee will maintain the accounts of the issuing entity in the name of the Indenture Trustee at U.S. Bank N.A.

U.S. Bancorp, with total assets exceeding $725 billion as of June 30, 2026, is the parent company of U.S. Bank, the fifth largest commercial bank in the United States. As of June 30, 2026, U.S. Bancorp operated over 2,000 branch offices in 26 states. A network of specialized U.S. Bancorp offices across the nation provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, and institutions.

U.S. Bank has one of the largest corporate trust businesses in the country with a network of more than 50 domestic offices and international locations in London, England and Dublin, Ireland. The Indenture will be administered from U.S. Bank’s corporate trust office located at 190 South LaSalle Street, 7th floor, Mail code MK-IL-SL7C, Chicago, IL 60603.

U.S. Bank has provided corporate trust services since 1924. As of June 30, 2026, U.S. Bank was acting as trustee with respect to over 166,000 issuances of securities with an aggregate outstanding principal balance of over $7.2 trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.

The Indenture Trustee shall make each monthly statement available to the bondholders via the Indenture Trustee’s internet website at https://pivot.usbank.com. Bondholders with questions may direct them to the Indenture Trustee’s bondholder services group at (800) 934-6802.

U.S. Bank serves or has served as indenture trustee, paying agent and registrar on several issues of utility rate-payer backed securities.

U.S. Bank and other large financial institutions have been sued in their capacity as trustee or successor trustee for certain residential mortgage-backed securities (RMBS) trusts. The complaints, primarily filed by investors or investor groups against U.S. Bank and similar institutions, allege the trustees caused losses to investors as a result of alleged failures by the sponsors, mortgage loan sellers and servicers to comply with the governing agreements for these RMBS trusts. Plaintiffs generally assert causes of action based upon the trustees’ purported failures to enforce repurchase obligations of mortgage loan sellers for alleged breaches of representations and warranties, notify securityholders of purported events of default allegedly caused by breaches of servicing standards by mortgage loan servicers and abide by a heightened standard of care following alleged events of default.

U.S. Bank denies liability and believes that it has performed its obligations under the RMBS trusts in good faith, that its actions were not the cause of losses to investors, that it has meritorious defenses, and it has contested and intends to continue contesting the plaintiffs’ claims vigorously. However, U.S. Bank cannot assure you as to the outcome of any of the litigation, or the possible impact of these litigations on the trustee or the RMBS trusts.

On March 9, 2018, a law firm purporting to represent fifteen Delaware statutory trusts (the DSTs) that issued securities backed by student loans (the Student Loans) filed a lawsuit in the Delaware Court of Chancery against U.S. Bank N.A. in its capacities as indenture trustee and successor special servicer, and three other institutions in their respective transaction capacities, with respect to the DSTs and the Student Loans. This lawsuit is captioned The National Collegiate Student Loan Master Trust I, et al. v. U.S. Bank National Association, et al., C.A. No. 2018-0167-JRS (Del. Ch.) (the NCMSLT Action). The complaint, as amended on June 15, 2018, alleged that the DSTs have been harmed as a result of purported misconduct or omissions by the defendants concerning administration of the trusts and special servicing of the Student Loans. Since the filing of the NCMSLT Action, certain Student Loan borrowers have made assertions against U.S. Bank N.A. concerning special servicing that appear to be based on certain allegations made on behalf of the DSTs in the NCMSLT Action.

U.S. Bank N.A. has filed a motion seeking dismissal of the operative complaint in its entirety with prejudice pursuant to Chancery Court Rules 12(b)(1) and 12(b)(6) or, in the alternative, a stay of the case while other prior filed disputes involving the DSTs and the Student Loans are litigated. On November 7, 2018, the Court ruled that the case should be stayed in its entirety pending resolution of the first-filed cases. On January 21, 2020, the Court entered an order consolidating for pretrial purposes the NCMSLT Action and three other lawsuits pending in the Delaware Court of Chancery concerning the DSTs and the Student Loans, which remains pending.

U.S. Bank N.A. denies liability in the NCMSLT Action and believes it has performed its obligations as indenture trustee and special servicer in good faith and in compliance in all material respects with the terms of the agreements governing the DSTs and that it has meritorious defenses. It has contested and intends to continue contesting the plaintiffs’ claims vigorously.

The Indenture Trustee (or any other Eligible Institution in any capacity under the Indenture) may resign at any time upon 30 days’ prior written notice to the Issuing Entity. The holders of a majority of aggregate outstanding principal amount of the Bonds may remove the Indenture Trustee (or any other Eligible Institution in any capacity under the Indenture) upon 30 days’ prior written notice to the Indenture Trustee (or such other Eligible Institution) and may appoint a successor Indenture Trustee (or successor Eligible Institution in the applicable capacity). The Issuing Entity will remove the Indenture Trustee if the Indenture Trustee ceases to be eligible to continue in this capacity under the Indenture, the Indenture Trustee becomes a debtor in a bankruptcy proceeding or is adjudicated insolvent, a receiver or other public officer takes charge of the Indenture Trustee or its property, the Indenture Trustee becomes incapable of acting or the Indenture Trustee fails to provide to the Issuing Entity any information pertaining to the Indenture Trustee it reasonably requests which is necessary for the Issuing Entity to satisfy its reporting obligations under the federal securities laws. If the Indenture Trustee resigns or is removed or a vacancy exists in the office of Indenture Trustee for any reason, the Issuing Entity will be obligated promptly to appoint a successor Indenture Trustee eligible under the Indenture and notice of such appointment is required to be promptly given to each Rating Agency by the successor Indenture Trustee. If any person (other than the Indenture Trustee) acting in any capacity under the Indenture as an Eligible Institution is removed or fails to constitute an Eligible Institution or if a vacancy exists in any such capacity for any reason, the Issuing Entity will promptly appoint a successor to such capacity that constitutes an Eligible Institution. No resignation or removal of the Indenture Trustee (or any other person acting as an Eligible Institution) will become effective until acceptance of the appointment by a successor Indenture Trustee (or a successor Eligible Institution). The Issuing Entity is responsible for payment of the expenses associated with any such removal or resignation.

The Indenture Trustee will at all times satisfy the requirements of the Trust Indenture Act and Section 26(a)(1) of the Investment Company Act of 1940 and have a combined capital and surplus of at least $50 million and a long-term issuer rating from Moody’s in one of its generic rating categories that signifies investment grade and a long-term issuer rating from S&P of at least “A.” If the Indenture Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business or assets to, another entity, the resulting, surviving or transferee entity will without any further action be the successor Indenture Trustee.

The Indenture Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers under the Indenture; provided that its conduct does not constitute willful misconduct, negligence or bad faith. The Issuing Entity has agreed to indemnify and hold harmless the Indenture Trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including reasonable attorney’s fees and expenses, the fees of experts and agents and the reasonable fees, expenses and costs incurred in connection with any action, claim or suit brought to enforce the Indenture Trustee’s right to indemnification) incurred by it in connection with the administration and enforcement of the Indenture, the Series Supplement and the other Basic Documents and the performance of its duties under the Indenture and its obligations under or pursuant to the Indenture, the Series Supplement and the other Basic Documents, provided that the Issuing Entity is not required to pay any expense or indemnify against any loss, liability or expense incurred by the Indenture Trustee through the Indenture Trustee’s own willful misconduct, negligence or bad faith. Please read “Security for the Bonds—How Funds in the Payment Account will be Allocated” in this prospectus.

The Issuing Entity, DTE Electric and their respective affiliates may from time to time enter into normal banking and trustee relationships with the Indenture Trustee or its affiliates. The Indenture Trustee serves or has served as indenture trustee, on several issues of similar asset-backed securities, including the Series 2023A Securitization Bonds. Affiliates of the Indenture Trustee act as lender for, and provide other banking, investment banking and other financial services to, DTE Electric, DTE Energy and their respective affiliates.

No relationships currently exist or existed during the past two years between DTE Electric, the Issuing Entity and each of their respective affiliates, on the one hand, and the Indenture Trustee and its affiliates, on the other hand, that would be outside the ordinary course of business or on terms other than would be obtained in an arm’s length transaction with an unrelated third party.

SECURITY FOR THE BONDS

General

The Bonds issued under the Indenture will be non-recourse obligations and are payable solely from and secured solely by a pledge of and lien on the Securitization Property and the other Collateral as provided in the Indenture. If and to the extent the Securitization Property and the other assets of the trust estate are insufficient to pay all amounts owing with respect to the Bonds, then the bondholders will generally have no claim in respect of such insufficiency against the Issuing Entity or any other Person. By the acceptance of the Bonds, the bondholders waive any such claim.

Pledge of Collateral

To secure the payment of principal of and interest on the Bonds, the Issuing Entity will grant to the Indenture Trustee a security interest in all of the Issuing Entity’s right, title and interest (whether owned on the issuance date or thereafter acquired or arising) in and to the following property:

•	the Securitization Property and all related Securitization Charges;

•	the Issuing Entity’s rights under the statutory True-Up Mechanism;

•

the Issuing Entity’s rights under the Sale Agreement pursuant to which the Issuing Entity will acquire the Securitization Property, and under the Bill of Sale delivered by DTE Electric pursuant to the Sale Agreement;

•	the Issuing Entity’s rights under the Servicing Agreement, the Administration Agreement and the Intercreditor Agreement;

•

each Collection Account for the Bonds (including all subaccounts of each such Collection Account), the Capital Account and the Payment Account, and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto;

•

all of the Issuing Entity’s other property related to the Bonds, other than any cash released to the Issuing Entity on any Payment Date from the Capital Account for payment of the Return on Invested Capital to DTE Electric;

•	all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing; and

•	all proceeds in respect of any or all of the foregoing.

The security interest does not extend to:

•	amounts released to the Issuing Entity from the Capital Account for payment of the Return on Invested Capital to DTE Electric;

•	amounts deposited in the Capital Account or any other Account (or subaccount) that have been released to the Issuing Entity following retirement of a tranche of Bonds; and

•	amounts deposited with the Issuing Entity on the issuance date for payment of costs of issuance with respect to the Bonds (together with any investment earnings thereon).

The foregoing assets in which the Issuing Entity, as assignee of the Seller, will grant the Indenture Trustee a security interest are referred to as the Collateral.

The Collateral for the Bonds will be separate from the collateral for the Series 2022A Securitization Bonds and the Series 2023A Securitization Bonds, and the holders of the Series 2022A Securitization Bonds and the Series 2023A Securitization Bonds will have no recourse to the Collateral for the Bonds.

Security Interest in the Collateral

The Statute provides that Securitization Property shall constitute an account as that term is defined under the Michigan UCC. The Statute further provides that, notwithstanding the provisions of the Michigan UCC, the law of the State of Michigan shall govern the perfection and the effect of perfection and priority of any security interest in the Securitization Property, and that the Statute shall control in any conflict between the Statute and any other law of the State of Michigan regarding the attachment and perfection and the effect of perfection and priority of any security interest in Securitization Property. In addition, the Statute provides that a valid and enforceable lien and security interest in Securitization Property may be created only by a financing order (including the Financing Order) and the execution and delivery of a security agreement (such as the Indenture) with a Financing Party in connection with the issuance of securitization bonds. The Statute provides that the lien and security interest shall attach automatically from the time that value is received for the Bonds and shall be a continuously perfected lien and security interest in the Securitization Property, and all proceeds of the property, whether accrued or not, shall have priority in the order of filing when a financing statement has been filed with respect to the security interest in accordance with the Michigan UCC and take precedence over any subsequent judicial and other lien creditor. In addition to the rights and remedies provided by the Statute, the Statute provides that all rights and remedies with respect to a security interest provided by the Michigan UCC shall apply to the Securitization Property and that the transfer of an interest in Securitization Property to an assignee shall be perfected against all third parties, including subsequent judicial and other lien creditors, when a financing statement has been filed with respect to the transfer in accordance with the Michigan UCC. The Statute further provides that the priority of a lien and security interest under the Statute is not impaired by any later modification of the Financing Order or by the commingling of funds arising from Securitization Charges with other funds, that any other security interest that may apply to those funds shall be terminated when they are transferred to a segregated account for the assignee or a Financing Party and that, if Securitization Property has been transferred to an assignee, any proceeds of that property shall be held in trust for the assignee.

The Indenture states that it constitutes a security agreement within the meaning of the Statute. The Servicer’s duties under the Servicing Agreement include the filing with the Michigan Department of State of the filing required by the Statute to perfect the lien of the Indenture Trustee in the Securitization Property. The Seller will represent, at the time of issuance of the Bonds, that no prior filing has been made under the terms of the Statute with respect to the Securitization Property securing the Bonds to be issued other than a filing that provides the Indenture Trustee with a first priority perfected security interest in such Securitization Property.

No Cross-Collateralization

Power Supply Securitization Charges shall be imposed for a maximum of fifteen (15) years after the beginning of the first complete billing cycle during which the Power Supply Securitization Charges were initially placed on any Power Supply Customer’s bill and shall be collected from all Power Supply Customers in amounts sufficient to pay Power Supply Amounts and Distribution Securitization Charges shall be imposed for a maximum of six (6) years after the beginning of the first complete billing cycle during which the Distribution Securitization Charges were initially placed on any Distribution Customer’s bill and shall be collected from all Distribution Customers in amounts sufficient to pay Distribution Amounts. Power Supply Securitization Charges may not be used to pay Distribution Amounts and Distribution Securitization Charges may not be used to pay Power Supply Amounts. Ongoing other qualified costs will be allocated to be recovered on a pro rata basis based on the initial principal amount of Bonds relating to Power Supply Costs and Distribution Costs. Amounts held in the Power Supply Collection Account shall not be applied to pay any Distribution Amounts and amounts held in the Distribution Collection Account shall not be applied to pay any Power Supply Amounts.

Right of Sequestration

The Statute provides that, in the event of default by the electric utility or its successors in payment of revenues arising with respect to Securitization Property, the MPSC or a court of appropriate jurisdiction, upon the application of the Financing Party, and without limiting any other remedies available to the Financing Party, shall order the sequestration and payment to the Financing Party of revenues arising with respect to the Securitization Property and that an order shall remain in full force and effect notwithstanding any bankruptcy, reorganization or other insolvency proceedings with respect to the debtor, pledgor or transferor of the property.

Description of Indenture Accounts

Capital Account, Payment Account and Collection Accounts

Pursuant to the Indenture, the Issuing Entity will establish two segregated trust accounts in the name of the Indenture Trustee with an Eligible Institution for the Bonds called the Power Supply Collection Account and the Distribution Collection Account. Each Collection Account will be under the sole dominion and exclusive control of the Indenture Trustee. The Indenture Trustee will hold the Collection Accounts for the Issuing Entity’s benefit as well as for the benefit of the bondholders. Each Collection Account will consist of two subaccounts: a General Subaccount and an Excess Funds Subaccount, which need not be separate bank accounts. For administrative purposes, the subaccounts may be established by the Indenture Trustee as separate accounts that will be recognized individually as subaccounts and collectively as the Collection Accounts. The Issuing Entity will also establish a Capital Account, which will be funded by DTE Electric on or prior to the issuance of the Bonds through a capital contribution in an amount equal to at least 0.50% of the initial aggregate principal amount of the Bonds issued. The Required Capital Level will be equal to 0.50% of the initial aggregate principal amount of the Bonds issued. All amounts in each Collection Account not allocated to any other Account or subaccount will be allocated to the applicable General Subaccount.

In addition, the Issuing Entity will establish a Payment Account, which will receive deposits from the Power Supply Collection Account and the Distribution Collection Account (including subaccounts thereof) prior to any Payment Date in an amount necessary to pay Power Supply Amounts and Distribution Amounts then due on such Payment Date, to the extent of funds available therefor in such Collection Accounts. See the chart entitled “Scheduled Principal Contribution Obligation Balance Schedule” under “Description of the Bonds—Principal Payments” in this prospectus for the scheduled principal amounts associated with the Power Supply Amounts and Distribution Amounts. The Payment Account will be under the sole dominion and exclusive control of the Indenture Trustee.

Unless the context indicates otherwise, references in this prospectus to the Collection Accounts include the Power Supply Collection Account (including each of the subaccounts contained therein) and the Distribution Collection Account (including each of the subaccounts contained therein).

Capital Account

In connection with the issuance of the Bonds, the Seller, in its capacity as the sole member of the Issuing Entity, will contribute capital to the Issuing Entity in an amount equal to at least the Required Capital Level (0.50% of the initial aggregate principal amount of the Bonds issued). This amount will be funded by the Seller and not from the proceeds of the sale of the Bonds, and will be deposited into the Capital Account on the issuance date. In the event that amounts on deposit in the Payment Account from the applicable General Subaccount and Excess Funds Subaccount are insufficient to make scheduled payments of principal of and interest on the Bonds and payments of fees and expenses contemplated by the first eight clauses under “—How Funds in the Payment Account will be Allocated” below, the Administrator will direct the Indenture Trustee to draw on amounts in the Capital Account to transfer to the Payment Account to make such payments up to the lesser of the amount of such insufficiency and the amounts on deposit in the Capital Account. In the event of any such withdrawal, collections of the Power Supply Securitization Charges and the Distribution Securitization Charges, as applicable, available on any subsequent Payment Date that are not necessary to pay scheduled payments of principal of and interest on the Bonds and payments of fees and expenses will be used to replenish any amounts drawn from the Capital Account in amounts corresponding to amounts previously withdrawn to pay either Power Supply Amounts or Distribution Amounts. If the Bonds have been retired as of any Payment Date, the amounts on deposit in the Capital Account (including any accrued but unpaid Return on Invested Capital payable to DTE Electric) will be released to the Issuing Entity, free of the lien of the Indenture and the Series Supplement.

The following institutions are eligible institutions for the establishment of the Capital Account, Payment Account and Collection Accounts (Eligible Institutions):

•

the corporate trust department of the Indenture Trustee or an affiliate thereof, so long as the Indenture Trustee or such affiliate have (i) either a short-term deposit or issuer rating from Moody’s of at least “P-1” or a long-term unsecured debt or issuer rating from Moody’s of at least “A2”, and (ii) a short-term deposit or issuer rating from S&P of at least “A-1”, or a long-term unsecured debt or issuer rating from S&P of at least “A”; or

•

a depository institution organized under the laws of the United States of America or any state (or any domestic branch of a foreign bank) (i) that has either (A) a long-term unsecured debt or issuer rating of “AA-” or higher by S&P and “A2” or higher by Moody’s, or (B) a short-term (bank deposit) or issuer rating of “A-1” or higher by S&P and “P-1” or higher by Moody’s, and (ii) whose deposits are insured by the Federal Deposit Insurance Corporation;

provided, however, that if an Eligible Institution then being utilized for any purposes under the Indenture or the Series Supplement no longer meets the definition of Eligible Institution, then the Issuing Entity shall remove and replace such Eligible Institution, within sixty (60) days of such person no longer meeting the definition of Eligible Institution.

Eligible Investments for Funds in the Capital Account, Payment Account and Collection Accounts

Funds in the Capital Account, the Payment Account and each Collection Account may be invested only in such investments (Eligible Investments) as meet the criteria described below and which mature on or before the Business Day immediately preceding the next Payment Date or Special Payment Date, if applicable:

(a)	direct obligations of, or obligations fully and unconditionally guaranteed as to timely payment by, the United States of America;

(b)

demand or time deposits of, unsecured certificates of deposit of, money market deposit accounts of or bankers’ acceptances issued by, any depository institution (including the Indenture Trustee or any of its affiliates, acting in its commercial capacity) incorporated or organized under the laws of the United States of America or any state thereof and subject to the supervision and examination by U.S. federal or state banking authorities, so long as the commercial paper or other short-term debt obligations of such depository institution are, at the time of deposit or contractual commitment, rated as least “A-1” and “P-1” or their equivalents by each of S&P and Moody’s, or such lower rating as will not result in the downgrading or withdrawal of the Bonds;

(c)

commercial paper (including commercial paper of the Indenture Trustee, acting in its commercial capacity, and other than commercial paper issued by DTE Electric or any of its affiliates) having, at the time of investment or contractual commitment to invest, a rating of at least “A-1” and “P-1” or their equivalents by each of S&P and Moody’s or such lower rating as will not result in the downgrading or withdrawal of the ratings of the Bonds ;

(d)

investments in money market funds which have a rating in the highest investment category granted thereby (including funds for which the Indenture Trustee or any of its affiliates is investment manager or advisor) from Moody’s and S&P;

(e)

repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or certain of its agencies or instrumentalities, entered into with Eligible Institutions;

(f)

repurchase obligations with respect to any security or whole loan entered into with an Eligible Institution or with a registered broker-dealer acting as principal and that meets certain ratings criteria; or

(g)	any other investment permitted by each Rating Agency.

Notwithstanding the foregoing: (1) no securities or investments which mature in 30 days or more will be Eligible Investments unless the issuer thereof has either a short-term unsecured debt rating of at least “P-1” from Moody’s or a long-term unsecured debt rating of at least “A1” from Moody’s; (2) no securities or investments described in bullet points (b) through (d) above which have maturities of more than 30 days but less than or equal to 3 months will be Eligible Investments unless the issuer thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (3) no securities or investments described in bullet points (b) through (d) above which have maturities of more than 3 months will be Eligible Investments unless the issuer thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (4) no securities or investments described in bullet points (b) through (d) above which have a maturity of 60 days or less will be Eligible Investments unless such securities have a rating from S&P of at least “A-1”; and (5) no securities or investments described in bullet points (b) through (d) above which have a maturity of 365 days or less will be Eligible Investments unless such securities have a rating from S&P of at least “AA-”, “A-1+” or “AAAm”.

The Indenture Trustee will have access to the Capital Account, the Payment Account and each Collection Account for the purpose of making deposits in and withdrawals from the Capital Account, the Payment Account and each Collection Account in accordance with the Indenture. The Servicer will select, in writing, the Eligible Investments in which funds will be invested, unless otherwise directed by the Issuing Entity. The Indenture Trustee shall have no investment discretion. Absent written instructions to invest, funds shall remain uninvested.

The Servicer will remit collections of the Power Supply Securitization Charges to the Power Supply Collection Account and collections of the Distribution Securitization Charges to the Distribution Collection Account in the manner described under “The Servicing Agreement—Remittances to Collection Accounts” in this prospectus.

General Subaccounts

Each General Subaccount will hold all funds held in each respective Collection Account that are not held in the related Excess Funds Subaccount. The Servicer will remit all collections of the respective Securitization Charges to each respective General Subaccount. On or prior to each Payment Date, the Indenture Trustee will deposit amounts from each General Subaccount into the Payment Account to pay the Issuing Entity’s expenses and to pay interest and make scheduled payments on the Bonds, and to make other payments and transfers in accordance with the terms of the Indenture. Funds in each General Subaccount will be invested in the Eligible Investments described above.

Excess Funds Subaccounts

The Indenture Trustee, at the direction of the Servicer, will allocate to each Excess Funds Subaccount any amounts on deposit in each respective General Subaccount available with respect to any Payment Date in excess of amounts necessary to make the payments specified in the Indenture on such Payment Date. Each Excess Funds Subaccount will also hold all investment earnings on each respective Collection Account in excess of such amounts.

Upon termination of the Distribution Securitization Charge and repayment in full of Distribution Amounts, any amounts in the Distribution Excess Funds Subaccount relating to Distribution Amounts will be released to the Issuing Entity, free of the lien of the Indenture and the Series Supplement to be returned to DTE Electric.

Upon termination of the Power Supply Securitization Charge and repayment in full of Power Supply Amounts, any amounts in the Power Supply Excess Funds Subaccount relating to Power Supply Amounts will be released to the Issuing Entity, free of the lien of the Indenture and the Series Supplement to be returned to DTE Electric.

How Funds in the Payment Account will be Allocated

Not later than two Business Days prior to each Payment Date, the Administrator shall deliver to the Indenture Trustee instructions, instructing the Indenture Trustee to transfer funds from the applicable Accounts to the Payment Account to pay amounts payable on such Payment Date. On each Payment Date, unless specified otherwise, the Paying Agent shall apply such amounts transferred into the Payment Account, including all investment earnings thereon, to pay the following amounts in the following priority:

(1)

amounts owed by the Issuing Entity to the Indenture Trustee (including legal fees and expenses and outstanding indemnity amounts) shall be paid to the Indenture Trustee in an amount not to exceed $250,000 per annum (Indenture Trustee Cap); provided, however, that the Indenture Trustee Cap shall be disregarded and inapplicable following an Event of Default;

(2)	the servicing fee with respect to such Payment Date and all unpaid servicing fees for prior Payment Dates shall be paid to the Servicer;

(3)

the administration fee for such Payment Date shall be paid to the Administrator and the independent manager fee for such Payment Date shall be paid to the independent manager, and in each case with any unpaid administration fees or independent manager fees from prior Payment Dates;

(4)	all other ordinary and periodic operating expenses of the Issuing Entity for such Payment Date not described above shall be paid to the parties to which such operating expenses are owed;

(5)	interest due on the Bonds for such Payment Date, including any overdue interest with respect to the Bonds, shall be paid to the holders of Bonds;

(6)	principal due and payable on the Bonds as a result of an acceleration upon an event of default or on the Final Maturity Date for each tranche of the Bonds shall be paid to the holders of Bonds;

(7)

scheduled principal payments on the Bonds for such Payment Date in accordance with the expected sinking fund schedule included in this prospectus, including any overdue payments of scheduled principal, shall be paid to the holders of Bonds;

(8)

any other unpaid operating expenses (including, fees, expenses and indemnity amounts owed to the Indenture Trustee but unpaid due to the limitation in clause (1) above) and any remaining amounts owed pursuant to the Basic Documents shall be paid to the parties to which such operating expenses or remaining amounts are owed;

(9)	replenishment of the amount, if any, by which the Required Capital Level exceeds the amount in the Capital Account as of such Payment Date shall be allocated to the Capital Account;

(10)	the Return on Invested Capital then due and payable, and any related taxes thereon, shall be paid to DTE Electric; and

(11)	the balance, if any, shall be allocated to the appropriate Excess Funds Subaccount for distribution on subsequent Payment Dates.

After (i) the Tranche A-1 Bonds, all Distribution Amounts, and all of the other foregoing amounts relating to Distribution Amounts, have been paid in full, including without limitation, amounts due and payable to the Indenture Trustee under the Indenture or otherwise, the balance of the Distribution Collection Account, if any, will be paid to the Issuing Entity, free from the lien of the Indenture, and (ii) the Bonds have been paid in full and discharged and all of the other foregoing amounts are paid in full, including without limitation, amounts due and payable to the Indenture Trustee under the Indenture or otherwise, the balance (including all amounts then held in any Account), if any, will be paid to the Issuing Entity, free from the lien of the Indenture.

In each case, Distribution Amounts payable on a Payment Date shall only be paid from the Collection Account holding Distribution Securitization Charges and, if necessary, the Capital Account, and Power Supply Amounts payable on a Payment Date shall only be paid from the Collection Account holding Power Supply Securitization Charges and, if necessary, the Capital Account.

If on any Payment Date, or, for any amounts payable under clauses (1) through (4) above, on any Business Day, funds deposited in the Payment Account from the applicable General Subaccount are insufficient to make the payments contemplated by clauses (1) through (8) above, the Indenture Trustee (at the direction of the Administrator) shall draw from amounts on deposit in the applicable Excess Funds Subaccount, and if such amounts remain insufficient, then draw from amounts on deposit in the Capital Account, in each case, to deposit in the Payment Account, up to the amount of such shortfall in order to make the payments contemplated by clauses (1) through (8) above. In addition, if on any Payment Date funds on deposit in the applicable General Subaccount are insufficient to make the allocations contemplated by clause (9) above, the Indenture Trustee (at the direction of the Administrator) shall draw from amounts on deposit in the applicable Excess Funds Subaccount to make such allocations to the Capital Account to the extent funds were drawn from the Capital Account to make payments due from funds in the corresponding Collection Account.

With respect to any operating expense payable by the Issuing Entity pursuant to clauses (1) through (4) above that will become due and payable prior to the next Payment Date, the Administrator, on any Business Day, may direct the Indenture Trustee in writing to remit payment of such operating expense (subject to the provision to the Indenture Trustee of any supporting documentation that the Indenture Trustee may reasonably request) in the amount specified in the written direction, on or before the date such payment is due, from amounts on deposit in the applicable General Subaccount, the applicable Excess Funds Subaccount and the Capital Account, in that order, and only to the extent required to make such payment, it being understood that until the Tranche A-1 Bonds are paid in full, the Administrator shall direct the Indenture Trustee to draw amounts equal to 57.38% of such operating expense due and payable from the subaccounts of the Distribution Collection Account and 42.62% of such operating expense due and payable from the subaccounts of the Power Supply Collection Account.

WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS FOR THE BONDS

Weighted Average Life Sensitivity

Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of the security has been repaid to the investor. The rate of principal payments on the Bonds, the aggregate amount of each interest payment on the Bonds and the actual final Payment Date of each tranche of Bonds will depend primarily on the timing of receipt of collected Securitization Charges by the Indenture Trustee and the application of the True-Up Adjustments. The aggregate amount of collected Securitization Charges will depend, in part, on actual electricity usage relative to the forecast used to set the Securitization Charges and the rate of delinquencies and write-offs. The Securitization Charges are required to be adjusted from time to time based in part on the actual rate of Securitization Charge collections. However, the Issuing Entity can give no assurance that the Servicer will be able to accurately forecast actual electricity usage and the rate of delinquencies and write-offs or implement adjustments to the Securitization Charges that will cause Securitization Charge collections to be received at any particular rate. Please read “Risk Factors—Risks Associated with Servicing—Inaccurate consumption or collection forecasting might reduce scheduled payments on the Bonds” and “The Servicing Agreement—True-Up Mechanism” in this prospectus. Changes in the expected weighted average lives of the Bonds in relation to variances in actual energy consumption levels (electric sales) from forecast levels are shown below.

The Bonds may be retired later than expected. Except in the event of an acceleration of the expected amortization schedule of the Bonds after an event of default, however, the Bonds will not be paid at a rate faster than that contemplated in the expected amortization schedule even if the receipt of Securitization Charge collections is accelerated. Instead, receipts in excess of the amounts necessary to amortize the Bonds in accordance with the expected amortization schedule to pay interest and ongoing other qualified costs and any other related fees and expenses and to fund deficiencies in the Capital Account will be allocated to the appropriate Excess Funds Subaccount. Amounts on deposit in the Excess Funds Subaccounts will be taken into consideration in calculating the next True-Up Adjustment.

Acceleration of the Bonds after an event of default in accordance with the terms thereof may result in payment of principal earlier than the applicable Scheduled Final Payment Date. A payment on a date that is earlier than forecast might result in a shorter weighted average life, and a payment on a date that is later than forecast might result in a longer weighted average life. In addition, if a larger portion of the delayed payments on the Bonds is received in later years, the Bonds may have a longer weighted average life.

Weighted Average Life Sensitivity

Weighted Average Life Sensitivity
		-5% ( Standard Deviations from Mean)		-15% ( Standard Deviations from Mean)
Tranche	Expected Weighted Average Life (Years)	WAL (yrs)	Change (days)*	WAL (yrs)	Change (days)*
A-1
A-2

*	Number is rounded to whole days

Assumptions

For the purposes of preparing the above chart, the following assumptions, among others, have been made: (i) in relation to the initial forecast, the forecast error stays constant over the life of the Bonds and is equal to an overestimate of electricity consumption of 5% (    standard deviations from mean) or 15% (    standard deviations from mean); (ii) the Servicer makes timely and accurate filings to make True-Up Adjustments to the Securitization Charges semi-annually; (iii) customer net charge-off rates are held constant at    % for all classes of Customers; (iv) all Securitization Charges are remitted    days for residential and days for commercial after such charges are billed; (v) operating expenses are equal to projections; (vi) there is no acceleration of the applicable Final Maturity Date of the Bonds; (vii) a permanent loss of all Power Supply Customers and Distribution Customers required to pay each Securitization Charge, as the case may be, has not occurred; and (viii) the issuance date of the Bonds is    , 2026. There can be no assurance that the weighted average lives of the Bonds will be as shown.

THE SALE AGREEMENT

The following summary describes particular material terms and provisions of the Sale Agreement pursuant to which the Issuing Entity will purchase Securitization Property from the Seller. The Issuing Entity has filed the form of the Sale Agreement as an exhibit to the registration statement of which this prospectus forms a part.

Sale and Assignment of Securitization Property

On the issuance date, the Seller will irrevocably sell to the Issuing Entity, without recourse, its entire right, title and interest in, to and under the Power Supply Securitization Property and Distribution Securitization Property, subject to the satisfaction of the conditions specified in the Sale Agreement, the Indenture and the Series Supplement. The Securitization Property will include the right to impose, collect and receive applicable Securitization Charges in an amount necessary to provide for recovery of the principal of and interest on the Bonds and ongoing other qualified costs, the right to obtain True-Up Adjustments of the Securitization Charges as provided in the Financing Order and the Statute, and all revenues, collections, payments, moneys and proceeds arising from those rights and interests. The Issuing Entity will finance the purchase of the Securitization Property through the issuance of the Bonds.

The Statute provides that Securitization Property shall constitute the Issuing Entity’s present property right even though the imposition and collection of Securitization Charges depends on the further acts of the electric utility or others that have not yet occurred. The Statute also provides that an agreement by an electric utility or assignee to transfer Securitization Property that expressly states that the transfer is a sale or other absolute transfer signifies that the transaction is a true sale and is not a secured transaction and that title, legal and equitable, has passed to the entity to which the Securitization Property is transferred, and that a true sale under this section of the Statute applies regardless of whether the Issuing Entity has any recourse against the Seller, or any other term of the parties’ agreement, including the Seller’s retention of an equity interest in the Securitization Property, the fact that the Seller acts as a collector of Securitization Charges relating to the Securitization Property or the treatment of the transfer as a financing for tax, financial reporting or other purposes.

The Statute further provides that, upon the issuance of the Financing Order, the execution and delivery of the Sale Agreement and the related Bill of Sale and the filing of a financing statement with the Michigan Department of State in accordance with the Michigan Uniform Commercial Code, the transfer of the Securitization Property will be perfected as against all third parties, including subsequent judicial or other lien creditors.

Conditions to the Sale of the Securitization Property

The Issuing Entity’s obligation to purchase and the Seller’s obligation to sell the Securitization Property on the issuance date is subject to the satisfaction of each of the following conditions:

•	on or prior to the issuance date, the Seller must deliver to the Issuing Entity a duly executed Bill of Sale identifying the Securitization Property to be transferred on that date;

•	on or prior to the issuance date, the Seller must have received the Financing Order from the MPSC creating the Securitization Property;

•

as of the issuance date, the Seller may not be insolvent and may not be made insolvent by the sale of the Securitization Property to the Issuing Entity, and the Seller may not be aware of any pending insolvency with respect to itself;

•

as of the issuance date, the representations and warranties of the Seller in the Sale Agreement must be true and correct with the same force and effect as if made on that date (except to the extent they relate to an earlier date); and on and as of the issuance date the Seller may not have breached any of its covenants or agreements contained in the Sale Agreement, and the Servicer may not be in default under the Servicing Agreement;

•

as of the issuance date, the Issuing Entity must have sufficient funds available to pay the purchase price for Securitization Property to be transferred on the issuance date and all conditions to the issuance of the Bonds intended to provide the funds to purchase that Securitization Property set forth in the Indenture must have been satisfied or waived;

•

on or prior to the issuance date, the Seller must have taken all action required to transfer ownership of Securitization Property to be transferred to the Issuing Entity on the issuance date, free and clear of all liens other than liens created by the Issuing Entity pursuant to the Basic Documents and to perfect such transfer including, without limitation, filing any statements or filings under the Statute and the applicable UCC, and the Issuing Entity or the Servicer, on the Issuing Entity’s behalf, must have taken any action required for the Issuing Entity to grant the Indenture Trustee a lien and first priority perfected security interest in the Collateral and maintain that security interest as of the issuance date;

•	the Seller must deliver to the Rating Agencies and the Issuing Entity any opinions of counsel required by the Rating Agencies;

•

the Seller must receive and deliver to the Issuing Entity and the Indenture Trustee an opinion or opinions of outside tax counsel (as selected by the Seller, and in form and substance reasonably satisfactory to the Issuing Entity) to the effect that: (i) the Issuing Entity will not be subject to U.S. federal income tax as an entity separate from its sole owner and that the Bonds will be treated as debt of the Issuing Entity’s sole owner for U.S. federal income tax purposes and (ii) for U.S. federal income tax purposes, the Seller will not be treated as recognizing gross income upon the issuance of the Bonds;

•

on and as of the issuance date, each of the Issuing Entity’s certificate of formation, the LLC Agreement, the Servicing Agreement, the Sale Agreement, the Indenture, the Intercreditor Agreement, the Statute and the Financing Order must be in full force and effect;

•	as of the issuance date, the Bonds shall have received a rating or ratings required by the Financing Order;

•	the Seller must deliver to the Issuing Entity and the Indenture Trustee an officer’s certificate confirming the satisfaction of each of these conditions; and

•	the Seller must have received the purchase price for the Securitization Property.

Seller Representations and Warranties

In the Sale Agreement, the Seller will represent and warrant to the Issuing Entity and the Indenture Trustee, among other things, that, as of the issuance date of the Bonds:

•

The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan, with the requisite corporate power and authority to own its properties as such properties are currently owned and to conduct its business as such business is now conducted by it, and has the requisite corporate power and authority to obtain the Financing Order and own the rights and interests under the Financing Order and to sell and assign those rights and interests to the Issuing Entity whereupon such rights and interests shall become “Securitization property” as defined in Section 10j of the Statute.

•

The Seller is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business shall require such qualifications, licenses or approvals (except where the failure to so qualify or obtain such licenses and approvals would not be reasonably likely to have a material adverse effect on the Seller’s business, operations, assets, revenues or properties, the Securitization Property, the Issuing Entity or the Bonds).

•

The Seller has the requisite corporate power and authority to execute and deliver the Sale Agreement and to carry out its terms; and the execution, delivery and performance of the Seller’s obligations under the Sale Agreement have been duly authorized by all necessary corporate action on the part of the Seller under its organizational or governing documents and laws.

•

The Sale Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors’ or secured parties’ rights generally from time to time in effect and to general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing), regardless of whether considered in a proceeding in equity or at law.

•

The consummation of the transactions contemplated by the Sale Agreement and the fulfillment of the terms thereof do not and will not: (a) conflict with or result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time) a default under, the Seller’s organizational documents or any indenture, or other material agreement or instrument to which the Seller is a party or by which it or any of its property is bound; or (b) result in the creation or imposition of any lien upon any of the Seller’s properties pursuant to the terms of any such indenture, agreement or other instrument (other than any lien that may be granted in the Issuing Entity’s favor or any lien under the Basic Documents or any liens created by the Issuing Entity pursuant to the Statute) or violate any existing law or any existing order, rule or regulation applicable to the Seller of any governmental authority having jurisdiction over the Seller or its properties.

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There are no proceedings pending and, to the Seller’s knowledge, there are no proceedings threatened and, to the Seller’s knowledge, there are no investigations pending or threatened, before any governmental authority having jurisdiction over the Seller or its properties involving or relating to the Seller or the Issuing Entity or, to the Seller’s knowledge, any other Person: (a) asserting the invalidity of the Statute, the Financing Order, the Sale Agreement, any of the other Basic Documents or the Bonds; (b) seeking to prevent the issuance of the Bonds or the consummation of any of the transactions contemplated by the Sale Agreement or any of the other Basic Documents; (c) seeking any determination or ruling that could reasonably be expected to materially and adversely affect the performance by the Seller of its obligations under, or the validity or enforceability of, the Statute, the Financing Order, the Sale Agreement, any of the other Basic Documents or the Bonds; or (d) seeking to adversely affect the federal income tax or state income or franchise tax classification of the Bonds as debt.

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Except for UCC financing statement filings and other filings under the Statute, no approval, authorization, consent, order or other action of, or filing with, any governmental authority is required in connection with the execution and delivery by the Seller of the Sale Agreement, the performance by the Seller of the transactions contemplated thereby or the fulfillment by the Seller of the terms thereof, except those that have been obtained or made and those that the Seller, in its capacity as Servicer under the Servicing Agreement, is required to make in the future pursuant to the Servicing Agreement. The Seller has provided the MPSC with a copy of each registration statement, prospectus or other closing document filed with the SEC as part of the transactions contemplated by the Sale Agreement immediately following the filing of the original document.

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All written information, as amended or supplemented from time to time, provided by the Seller to the Issuing Entity with respect to the Securitization Property (including the expected amortization schedule, the expected sinking fund schedule, the scheduled principal contribution obligation balance schedule and the Financing Order) is true and correct in all material respects.

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The sale, assignment and transfer of the Securitization Property contemplated by the Sale Agreement constitutes a sale or other absolute transfer of the Securitization Property from the Seller to the Issuing Entity and no interest in, or right or title to, the Securitization Property would be part of the Seller’s estate in the event of the filing of a bankruptcy petition by or against the Seller under any bankruptcy law. No portion of the Securitization Property has been sold, transferred, assigned, pledged or otherwise conveyed by the Seller to any Person other than the Issuing Entity, and, to the Seller’s knowledge (after due inquiry), no security agreement, financing statement or equivalent security or lien instrument listing the Seller as debtor covering all or any part of the Securitization Property is on file or of record in any jurisdiction, except such as may have been filed, recorded or made in favor of the Issuing Entity or the Indenture Trustee in connection with the Basic Documents. The Seller has not authorized the filing of and is not aware (after due inquiry) of any financing statement against it that includes a description of Collateral including the Securitization Property other than any financing statement filed, recorded or made in favor of the Issuing Entity or the Indenture Trustee in connection with the Basic Documents.

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Immediately upon the sale of the Securitization Property, the Securitization Property shall be validly transferred and sold to the Issuing Entity, and the Issuing Entity shall own all the Securitization Property free and clear of all liens other than liens created by the Issuing Entity pursuant to the Indenture. All actions or filings, including filings with the Michigan Department of State pursuant to the Statute and the applicable UCC, necessary in any jurisdiction to give the Issuing Entity a valid ownership interest in the Securitization Property will have been taken or made. No further action will be required to establish the Issuing Entity’s ownership interest (subject to any lien created in favor of the Indenture Trustee for the benefit of the holders pursuant to the Indenture and perfected pursuant to the Statute). All applicable filings also have been made to the extent required by applicable law in any jurisdiction to perfect the back-up precautionary security interest granted by the Seller to the Issuing Entity.

•	The Seller is not aware (after due inquiry) of any judgment or tax lien filings against the Issuing Entity or the Seller.

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Under the Statute, the State of Michigan pledged that it will not take or permit any action that would impair the value of the Securitization Property, reduce or alter, except as allowed in connection with the True-Up Adjustment, or impair the Securitization Charges to be imposed, collected and remitted to us, until the principal, interest and premium, if any, and any other charges incurred and contracts to be performed, in connection with the Bonds have been paid and performed in full; and, under the Contract Clauses of the State of Michigan and United States Constitutions, the State of Michigan, including the MPSC, could not constitutionally take any action of a legislative character, including the repeal or amendment of the Statute or the Financing Order (including repeal or amendment by voter initiative as defined in the Michigan Constitution or by amendment of the Michigan Constitution), that would substantially impair the value of the Securitization Property or substantially reduce or alter, except as allowed in connection with the True-Up Adjustment, or substantially impair the Securitization Charges to be imposed, collected and remitted to us, unless this action is a reasonable exercise of the State of Michigan’s sovereign powers and of a character reasonable and appropriate to the public purpose justifying this action and, under the Takings Clauses of the State of Michigan and United States Constitutions, the State of Michigan, including the MPSC, could not repeal or amend the Statute or the Financing Order (including repeal or amendment by voter initiative as defined in the Michigan Constitution or by amendment of the Michigan Constitution) or take any other action in contravention of the State’s pledge in Section 10n(2) of the Statute, without paying just compensation to the holders, as determined by a court of competent jurisdiction, if this action would constitute a permanent appropriation of a substantial property interest of the holders in the Securitization Property and deprive the holders of their reasonable expectations arising from their investment in the Bonds; however, there is no assurance that, even if a court were to award just compensation, it would be sufficient to pay the full amount of principal of and interest on the Bonds.

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On the date of issuance of the Bonds, based upon the information available to the Seller on such date, the assumptions used in calculating the Securitization Charges are reasonable and are made in good faith.

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Upon the effectiveness of the Financing Order and the transfer of the Securitization Property to the Issuing Entity: (i) the rights and interests of the Seller under the Financing Order, including the right to impose, collect and receive the Securitization Charges established in the Financing Order, become Securitization Property; (ii) the Securitization Property constitutes a present property right vested in the Issuing Entity; (iii) the Securitization Property includes the rights and interests of the Seller in the Financing Order, including the right of the Seller to impose, collect and receive Securitization Charges, and including the right to obtain True-Up Adjustments and all revenue, collections, payments, money and proceeds arising out of the rights and interests created under the Financing Order; (iv) the owner of the Securitization Property is legally entitled to bill Securitization Charges for a period not greater than 15 years (in respect of the Power Supply Securitization Property) or 6 years (in respect of the Distribution Securitization Property) after the date the corresponding Securitization Charges are first billed and to collect and post payments in respect of such Securitization Charges in the aggregate sufficient to pay the interest on and principal of the Bonds and ongoing other qualified costs in accordance with the Indenture, to pay the fees and expenses of servicing the Bonds and ongoing other qualified costs, and to replenish the Capital Account to the Required Capital Level until the Bonds are paid in full, and the securitization rate class allocation percentages in the Financing Order do not prohibit the owner of the transferred Securitization Property from obtaining adjustments and effecting allocations to the Securitization Charges in order to collect payments of such amounts; and (v) the Securitization Property is not subject to any lien other than the lien created by the Basic Documents or pursuant to the Statute.

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Under the laws of the State of Michigan (including the Statute) and the United States in effect on the issuance date: (i) the Financing Order pursuant to which the rights and interests of the Seller have been created, including the right to impose, collect and receive the Securitization Charges and the interest in and to the Securitization Property, has become final and non-appealable and is in full force and effect; (ii) as of the issuance of the Bonds, those Bonds are entitled to the protection provided by the Statute and, accordingly, the Financing Order and Securitization Charges are not revocable by the MPSC; (iii) as of the issuance of the Bonds, revisions to DTE Electric’s electric tariff to implement the Securitization Charges have been filed and are in full force and effect, and such revisions are consistent with the Financing Order and have been implemented consistent with the Financing Order; (iv) the process by which the Financing Order was adopted and approved complies with all applicable laws, rules and regulations; (v) the Financing Order is not subject to appeal and is legally enforceable, and the process by which it was issued complied with all applicable laws, rules and regulations; and (vi) no other approval, authorization, consent, order or other action of, or filing with, any governmental authority is required in connection with the creation of the Securitization Property, except those that have been obtained or made.

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As of the date of the issuance of the Bonds, the information describing the Seller under the captions “Review of the Securitization Property” and “DTE Electric Company—The Depositor, Sponsor, Seller and Initial Servicer” in this prospectus will be true and correct in all material respects.

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After giving effect to the sale of the Securitization Property under the Sale Agreement, the Seller: (i) is solvent and expects to remain solvent; (ii) is adequately capitalized to conduct its business and affairs considering its size and the nature of its business and intended purpose; (iii) is not engaged in nor does it expect to engage in a business for which its remaining property represents unreasonably small capital; (iv) reasonably believes that it will be able to pay its debts as they come due; and (v) is able to pay its debts as they mature and does not intend to incur, or believes that it will not incur, indebtedness that it will not be able to repay at its maturity.

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There is no order by any court providing for the revocation, alteration or other impairment of the Statute, the Financing Order, the Securitization Property or the Securitization Charges or any rights arising under any of them or that seeks to enjoin the performance of any obligations under the Financing Order.

The Seller will not make any representation or warranty, express or implied, that Securitization Charges will actually be collected from Customers and will not make any representation that amounts collected will be sufficient to meet the obligations on the Bonds.

Certain of the representations and warranties that the Seller makes in the Sale Agreement involve conclusions of law. The Seller makes these representations and warranties to reflect the understanding of the basis upon which the Issuing Entity is issuing the Bonds and to reflect the agreement that if this understanding proves to be incorrect or inaccurate, the Seller will be obligated to indemnify the Issuing Entity.

The representations and warranties shall survive the sale and transfer of Securitization Property to the Issuing Entity and the pledge thereof to the Indenture Trustee pursuant to the Indenture. The Seller will not be in breach of any representation or warranty as a result of any change in law occurring after the issuance date, including by means of any legislative enactment, constitutional amendment or voter initiative (if subsequently authorized) that renders any of the representations and warranties untrue.

Covenants of the Seller

In the Sale Agreement, the Seller makes the following covenants:

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Subject to the discussion below under “—Successors of the Seller,” so long as any of the Bonds are outstanding, the Seller (a) will keep in full force and effect its existence and remain in good standing under the laws of the jurisdiction of its organization, (b) will obtain and preserve its qualification to do business, in each case to the extent that in each such jurisdiction such existence or qualification is or shall be necessary to protect the validity and enforceability of the Sale Agreement, the other Basic Documents to which the Seller is a party and each other instrument or agreement to which the Seller is a party necessary or appropriate to the proper administration of the Sale Agreement and the transactions contemplated thereby or to the extent necessary for the Seller to perform its obligations under the Sale Agreement or other applicable agreement, and (c) will continue to operate its electric distribution system to provide electric service to its Customers.

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Except for the transfers under the Sale Agreement or any lien under the Statute created for the benefit of the Issuing Entity, the holders of the Bonds or the Indenture Trustee, the Seller will not sell, pledge, assign or transfer to any other Person, or grant, create, incur, assume or suffer to exist any lien on, any of the Securitization Property, or any interest therein, and the Seller shall defend the right, title and interest of the Issuing Entity and of the Indenture Trustee, on behalf of the bondholders, in, to and under the Securitization Property against all claims of third parties claiming through or under the Seller. DTE Electric, in its capacity as Seller, will not at any time assert any lien against, or with respect to, any of the Securitization Property.

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If the Seller receives any Securitization Charge collections or other payments in respect of the Securitization Charges or the proceeds thereof, other than in its capacity as the Servicer, the Seller agrees to pay to the Servicer, on behalf of the Issuing Entity, all payments received by it in respect thereof as soon as practicable after receipt thereof. Prior to such remittance to the Servicer by the Seller, the Seller agrees that such amounts are held by it in trust for the Issuing Entity and the Indenture Trustee.

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The Seller shall not become a party to any future (i) trade receivables purchase and sale arrangement or similar arrangement under which it sells all or any portion of its accounts receivables owing from Customers who are obligated to pay the Securitization Charges unless the Indenture Trustee, the Seller and the other parties to such arrangement shall have entered into an amendment to the Intercreditor Agreement, with such changes as may be agreed among the parties thereto so long as such changes do not materially and adversely affect any bondholder’s rights in and to any Collateral securing the Bonds or otherwise under the Indenture, in connection therewith and the terms of the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement shall expressly exclude the Securitization Property (including the Securitization Charges) from any receivables or other assets pledged or sold under such arrangement or (ii) sale agreement selling to any other affiliate property consisting of charges similar to the Securitization Charges sold pursuant to the Sale Agreement, payable by Customers pursuant to the Statute or any similar law, unless the Seller and the other parties to such arrangement shall have amended and restated the Intercreditor Agreement.

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The Seller shall notify the Issuing Entity and the Indenture Trustee promptly after becoming aware of any lien on any of the Securitization Property, other than the transfers under the Sale Agreement and any lien pursuant to the Basic Documents, or any lien under the Statute created for the benefit of the Issuing Entity or the bondholders, including the lien in favor of the Indenture Trustee for the benefit of the holders of the Bonds.

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The Seller will comply with its organizational or governing documents and all laws, treaties, rules, regulations and determinations of any governmental authority applicable to it, except to the extent that failure to so comply would not materially adversely affect the Issuing Entity’s or the Indenture Trustee’s interests in the Securitization Property or under any of the Basic Documents to which the Seller is a party or of the Seller’s performance of its obligations under the Sale Agreement or under any of the other Basic Documents to which it is a party.

•	So long as any of the Bonds are outstanding:

•	the Seller will treat the Securitization Property as the Issuing Entity’s property for all purposes other than financial reporting or tax purposes;

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the Seller will treat such Bonds as debt of the Issuing Entity and not that of the Seller, except for financial reporting and tax purposes, and for U.S. federal income tax purposes and, to the extent consistent with applicable state, local and other tax law; for purposes of state, local or other taxes, the Seller agrees to treat such Bonds as indebtedness of the Seller (as the sole owner of the Issuing Entity) secured by the Collateral unless otherwise required by appropriate taxing authorities;

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the Seller will disclose in its financial statements that the Issuing Entity and not the Seller is the owner of the Securitization Property and that the assets of the Issuing Entity are not available to pay creditors of the Seller or its affiliates (other than the Issuing Entity);

•	the Seller will not own or purchase any Bonds; and

•	the Seller will disclose the effects of all transactions between the Seller and the Issuing Entity in accordance with generally accepted accounting principles.

•	So long as any of the Bonds are outstanding:

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in all proceedings relating directly or indirectly to the Securitization Property, the Seller will affirmatively certify and confirm that it has sold all of its rights and interests in and to such property (other than for financial reporting or tax purposes);

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the Seller will not make any statement or reference in respect of the Securitization Property that is inconsistent with the ownership interest of the Issuing Entity (other than for financial reporting or tax purposes);

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the Seller will not take any action in respect of the Securitization Property except solely in its capacity as the Servicer thereof pursuant to the Servicing Agreement or as otherwise contemplated by the Basic Documents;

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the Seller will not sell securitization property, or property similar to Securitization Property, under a separate financing order in connection with the issuance of additional securitization bonds or other similar bonds unless the Rating Agency Condition shall have been satisfied; and

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neither the Seller nor the Issuing Entity will take any action, file any tax return or make any election inconsistent with the treatment of the Issuing Entity, for U.S. federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from the Seller (or, if relevant, from another sole owner of the Issuing Entity).

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Upon the sale by the Seller of the Securitization Property to the Issuing Entity pursuant to the Sale Agreement, (i) to the fullest extent permitted by law, including applicable MPSC Regulations and the

Statute, the Issuing Entity will have all of the rights originally held by the Seller with respect to the Securitization Property, including the right (subject to the terms of the Servicing Agreement) to exercise any and all rights and remedies to collect any amounts payable by any Customer in respect of the Securitization Property, notwithstanding any objection or direction to the contrary by the Seller (and the Seller agrees not to make any such objection or to take any such contrary action) and (ii) any payment by any Customer directly to the Issuing Entity shall discharge such Customer’s obligations, if any, in respect of the Securitization Property to the extent of such payment, notwithstanding any objection or direction to the contrary by the Seller.

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The Seller will execute and file such filings, including, without limitation, filings with the Michigan Department of State pursuant to the Statute, and cause to be executed and filed such filings, all in such manner and in such places as may be required by law to fully preserve, maintain, protect and perfect the ownership interest of the Issuing Entity, and the back-up precautionary security interest of the Issuing Entity pursuant to the Sale Agreement, and the first priority security interest of the Indenture Trustee in the Securitization Property, including, without limitation, all filings required under the Statute and the applicable UCC relating to the transfer of the ownership of the rights and interest in the Securitization Property by the Seller to the Issuing Entity or the pledge of the Issuing Entity’s interest in the Securitization Property to the Indenture Trustee.

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The Seller will deliver or cause to be delivered to the Issuing Entity and the Indenture Trustee file-stamped copies of, or filing receipts for, any document filed as provided above, as soon as available following such filing. The Seller shall institute any action or proceeding necessary to compel performance by the MPSC, the State of Michigan or any of their respective agents of any of their obligations or duties under the Statute or the Financing Order and the Seller agrees to take such legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, in each case as may be reasonably necessary (a) to seek to protect the Issuing Entity and the bondholders from claims, state actions or other actions or proceedings of third parties which, if successfully pursued, would result in a breach of any representation or covenant set forth in the Sale Agreement and (b) to seek to block or overturn any attempts to cause a repeal of, modification of or supplement to the Statute or the Financing Order, or the rights of holders of the Bonds by legislative enactment or constitutional amendment that would be materially adverse to the Issuing Entity or the Secured Parties or which would otherwise cause an impairment of the rights of the Issuing Entity or the bondholders, and the Seller will pay the costs of any such actions or proceedings.

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The Seller will not, prior to the date which is one year and one day after the termination of the Indenture and payment in full of the Bonds or any other amounts owed under the Indenture, acquiesce, petition or otherwise invoke or cause the Issuing Entity to invoke the process of any court or governmental authority for the purpose of commencing or sustaining an involuntary case against the Issuing Entity under any U.S. federal or State bankruptcy, insolvency or similar law, appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Issuing Entity or any substantial part of the property of the Issuing Entity, or ordering the winding up or liquidation of the affairs of the Issuing Entity.

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So long as any of the Bonds are outstanding, the Seller will, and will cause each of its subsidiaries to, pay all taxes, assessments and governmental charges imposed upon it or any of its properties or assets or with respect to any of its franchises, business, income or property before any penalty accrues thereon if the failure to pay any such taxes, assessments and governmental charges would, after any applicable grace periods, notices or other similar requirements, result in a lien on the Securitization Property; provided, that no such tax need be paid if the Seller or one of its affiliates is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted and if the Seller or such affiliate has established appropriate reserves as shall be required in conformity with generally accepted accounting principles.

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Promptly after obtaining knowledge thereof, in the event of a breach in any material respect (without regard to any materiality qualifier contained in such representation, warranty or covenant) of any of the Seller’s representations, warranties or covenants contained in the Sale Agreement, the Seller will promptly notify the Issuing Entity, the Indenture Trustee and the Rating Agencies of such breach.

•	The Seller will use the proceeds of the sale of the Securitization Property in accordance with the Financing Order and the Statute.

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Upon the request of the Issuing Entity, the Seller will execute and deliver such further instruments and do such further acts as may be reasonably necessary to carry out the provisions and purposes of the Sale Agreement.

Indemnification

The Seller will indemnify, defend and hold harmless the Issuing Entity, the Indenture Trustee (for itself and for the benefit of the bondholders), and any of their respective officers, directors, managers, employees, trustees and agents against:

•	any and all amounts of principal of and interest on the Bonds not paid when due or when scheduled to be paid in accordance with their terms;

•	any deposits required to be made by or to the Issuing Entity under the Basic Documents or Financing Order which are not made when required; and

•	any and all other liabilities, obligations, losses, claims, damages, payments, costs or expenses incurred of any kind whatsoever by any of these Persons,

in each case to the extent resulting from the Seller’s breach of any of its representations, warranties or covenants contained in the Sale Agreement.

The Seller will indemnify the Issuing Entity and the Indenture Trustee (for itself and for the benefit of the bondholders) and each of the Issuing Entity’s and the Indenture Trustee’s respective officers, directors, employees, trustees, managers, and agents for, and defend and hold harmless each such Person from and against, any and all taxes (other than taxes imposed on the bondholders as a result of their ownership of a Bond) that may at any time be imposed on or asserted against any such Person as a result of (i) the sale of the Securitization Property to the Issuing Entity, (ii) the Issuing Entity’s ownership and assignment of the Securitization Property, (iii) the issuance and sale by the Issuing Entity of the Bonds or (iv) the other transactions contemplated in the Basic Documents, including any franchise, sales, gross receipts, general corporation, tangible personal property, privilege or license taxes, but excluding any taxes imposed as a result of a failure of such Person to withhold or remit taxes with respect to payments on the Bonds.

In addition, the Seller will indemnify, defend and hold harmless the Issuing Entity’s independent manager and the Indenture Trustee (for itself) and their respective officers, directors, employees and agents against any and all liabilities, obligations, losses, claims, damages, payments, costs or expenses incurred by any of these parties as a result of the Seller’s breach of any of its representations and warranties or covenants contained in the Sale Agreement.

The Seller will not be required to indemnify any Person otherwise indemnified under the Sale Agreement for any amount paid or payable by such Person in the settlement of any action, proceeding or investigation without the prior written consent of the Seller, which consent will not be unreasonably withheld.

The Seller will indemnify the Servicer (if the Servicer is not the Seller) for the costs of any action instituted by the Servicer pursuant to the Servicing Agreement which are not paid as operating expenses in accordance with the priorities under the Indenture.

The indemnification provided for in the Sale Agreement will survive any repeal of, modification of, or supplement to, or judicial invalidation of, the Statute or the Financing Order and will survive the resignation or removal of the Indenture Trustee, or the termination of the Sale Agreement and will rank pari passu with other general, unsecured obligations of the Seller. The Seller will not indemnify any Person otherwise indemnified under the Sale Agreement for any changes in law after the issuance date, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision.

Successors of the Seller

Any Person (a) into which the Seller may be merged, converted or consolidated and which is a permitted successor, (b) that may result from any merger, conversion or consolidation to which the Seller will be a party and which is a permitted successor, (c) that may succeed to the properties and assets of the Seller substantially as a whole and which is a permitted successor, (d) which results from the division of the Seller into two or more Persons and which is a permitted successor, or (e) which otherwise succeeds to all or substantially all of the retail electric distribution business of the Seller and which Person in any of the foregoing cases executes an agreement of assumption to perform all of the obligations of the Seller under the Sale Agreement, will be the successor to the Seller under the Sale Agreement without further act on the part of any of the parties to the Sale Agreement so long as the conditions to assumption are met. These conditions include that:

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immediately after giving effect to such transaction, no representation, warranty or covenant made pursuant to the Sale Agreement will have been breached and, if the Seller is the Servicer, no servicer default and no event which, after notice or lapse of time, or both, would become a servicer default will have occurred and be continuing; the Seller will have delivered to the Issuing Entity and the Indenture Trustee an officer’s certificate and opinion of counsel from external counsel of the Seller stating that such consolidation, conversion, merger, division or succession and such agreement of assumption complies with the Sale Agreement and that all conditions precedent, if any, provided for in the Sale Agreement relating to such transaction have been complied with;

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the Seller will have delivered to the Issuing Entity, the Indenture Trustee and each Rating Agency an opinion of counsel from external counsel of the Seller either (A) stating that, in the opinion of such counsel, all filings to be made by the Seller and the Issuing Entity, including filings with the MPSC pursuant to the Statute and the applicable UCC, have been executed and filed that are necessary to fully maintain the respective interests of the Issuing Entity and the Indenture Trustee in the Securitization Property and reciting the details of such filings or (B) stating that, in the opinion of such counsel, no such action will be necessary to maintain such interests;

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the Seller will have delivered to the Issuing Entity, the Indenture Trustee and each Rating Agency an opinion of counsel from independent tax counsel stating that, for U.S. federal income tax purposes, such consolidation, conversion, merger, division or succession and such agreement of assumption will not result in a material adverse U.S. federal income tax consequence to the Issuing Entity or the holders of Bonds; and

•	the Seller will have given each Rating Agency prior written notice of such transaction.

Amendment

The Sale Agreement may be amended in writing by the Seller and the Issuing Entity with ten Business Days’ prior written notice given to the Rating Agencies, but without the consent of any of the bondholders, (i) to cure any ambiguity, to correct or supplement any provisions in the Sale Agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the Sale Agreement or of modifying in any manner the rights of the bondholders; provided, however, that such action shall not, as evidenced by an officer’s certificate delivered to the Issuing Entity and the Indenture Trustee, adversely affect in any material respect the interests of any bondholder, or (ii) to conform the provisions of the Sale Agreement to the description of the Sale Agreement in this prospectus.

In addition, the Sale Agreement may be amended in writing by the Seller and the Issuing Entity with (i) the prior written consent of the Indenture Trustee, (ii) the satisfaction of the Rating Agency Condition, and (iii) if any amendment would adversely affect in any material respect the interest of any bondholder of the Bonds, the consent of a majority of the bondholders of Bonds of each affected tranche. In determining whether a majority of bondholders have consented, Bonds owned by the Issuing Entity, Seller or any affiliate of the Issuing Entity or Seller shall be disregarded, except that, in determining whether the Indenture Trustee shall be protected in relying upon any such consent, the Indenture Trustee shall only be required to disregard any Bonds it actually knows to be so owned. Promptly after the execution of any such amendment or consent, the Issuing Entity shall furnish copies of such amendment or consent to each of the Rating Agencies.

THE SERVICING AGREEMENT

The following summary describes the material terms and provisions of the Servicing Agreement pursuant to which the Servicer is undertaking to service the Securitization Property. We have filed the form of the Servicing Agreement as an exhibit to the registration statement of which this prospectus forms a part.

Servicing Procedures

The Servicer, as the Issuing Entity’s agent, will manage, service and administer, and bill and collect payments arising from, the Securitization Property according to the terms of the Servicing Agreement. The Servicer’s duties will include responding to inquiries of Customers, the MPSC or any other governmental agency regarding the Securitization Property and the Securitization Charges, calculating usage, collecting Securitization Charges from Customers, accounting for collections, furnishing periodic reports to the Issuing Entity, the Indenture Trustee and the Rating Agencies and periodically adjusting the Securitization Charges. The Servicer will also make all filings, including with the MPSC and take such other actions as may be necessary to perfect the Issuing Entity’s ownership interests in and the Indenture Trustee’s first priority lien on the Securitization Property and to perfect and maintain the perfection and priority of the Indenture Trustee’s lien on all Collateral for the Bonds.

The Servicer will be required to notify the Issuing Entity, the Indenture Trustee and the Rating Agencies in writing if it becomes aware of any laws or MPSC Regulations promulgated after the execution of the Servicing Agreement that have a material adverse effect on the Servicer’s ability to perform its duties under the Servicing Agreement. The Servicer is also authorized to execute and deliver documents and to make filings and participate in proceedings on behalf of the Issuing Entity.

In addition, upon the Issuing Entity’s reasonable request or the reasonable request of the Indenture Trustee or any Rating Agency, the Servicer will provide to the Issuing Entity, the Indenture Trustee or any Rating Agency, as the case may be, any public financial information about the Servicer, or any material information about the Securitization Property that is reasonably available, as may be reasonably necessary and permitted by law to enable the Issuing Entity, the Indenture Trustee or the Rating Agencies to monitor the Servicer’s performance, provided, however, that any such request by the Indenture Trustee will not create any obligation for the Indenture Trustee to monitor the performance of the Servicer. In addition, so long as any Bonds are outstanding, the Servicer will provide to the Issuing Entity and the Indenture Trustee, within a reasonable time after written request thereof, any information available to the Servicer or reasonably obtainable by it that is necessary to calculate the Securitization Charges applicable to each securitization rate class. The Servicer will also prepare and deliver any reports required to be filed by the Issuing Entity with the SEC, as further described below, and will cause to be delivered required opinions of counsel to the effect that all filings, including with the MPSC, the State of Michigan and the Secretary of State of the State of Delaware, necessary to fully preserve, perfect and maintain the interests of the Indenture Trustee in the Securitization Property have been made.

Servicing Standards and Covenants

The Servicing Agreement will require the Servicer to follow such customary and usual practices and procedures as it shall deem necessary or advisable in its servicing of all or any portion of the Securitization Property, which, in the Servicer’s judgment, may include the taking of legal action, at the Issuing Entity’s expense but subject to the priority of payments set forth in the Indenture.

The Servicer will not waive any late payment charge or other fee or charge relating to delinquent payments, if any, or waive, vary or modify any terms of payments of any amounts payable by a Customer, unless such waiver or action:

•

would comply with the Servicer’s policies and practices applicable to such duties that the Servicer follows with respect to comparable assets that it services for itself and, if applicable, others, as in effect from time to time in accordance with MPSC Regulations; and

•	would comply in all material respects with applicable law.

In the Servicing Agreement, the Servicer will covenant that, in servicing the Securitization Property it will:

•

manage, service, administer, bill, collect and make collections in respect of the Securitization Property with reasonable care and in material compliance with applicable requirements of law, including all applicable MPSC Regulations and guidelines, using the same degree of care and diligence that the Servicer exercises with respect to similar assets for its own account and, if applicable, for others;

•	follow customary standards, policies and procedures for the retail electric distribution industry in Michigan in performing its duties as Servicer;

•

use all reasonable efforts, consistent with its customary servicing procedures, to enforce, and maintain rights in respect of the Securitization Property and to bill and collect the Securitization Charges;

•	comply with requirements of law, including all applicable MPSC Regulations and guidelines, applicable to and binding on it relating to the Securitization Property;

•

file all MPSC notices described in the Statute and the Financing Order and file and maintain the effectiveness of UCC financing statements with respect to the Securitization Property transferred under the Sale Agreement;

•	take such other action on behalf of the Issuing Entity to ensure that the lien of the Indenture Trustee on the Collateral for the Bonds remains perfected and of first priority; and

•	identify the need for True-Up Adjustments and shall take all reasonable action to obtain and implement such True-Up Adjustments in accordance with the terms set forth in the Servicing Agreement.

The Servicer will be responsible for instituting any action or proceeding to compel performance by the State of Michigan or the MPSC of their respective obligations under the Statute, the Financing Order or any True-Up Adjustment. The Servicer is also responsible for instituting any action or proceeding as may be reasonably necessary to block or overturn any attempts, including by legislative enactment, voter initiative or constitutional amendment, to cause a repeal, modification or judicial invalidation of the Statute or the Financing Order that would be detrimental to the interest of the holders or that would cause an impairment of the rights of the Issuing Entity or the holders. The Servicing Agreement also designates the Servicer as the custodian of the Issuing Entity’s records and documents. The Servicing Agreement requires the Servicer to indemnify the Issuing Entity, the Issuing Entity’s independent managers and the Indenture Trustee (for itself and for the benefit of bondholders) for any negligent act or omission relating to the Servicer’s duties as custodian.

True-Up Mechanism

The Statute and the Financing Order mandate that each Securitization Charge on Customers be reviewed and adjusted by the MPSC at least annually, to correct any overcollections or undercollections of the preceding 12 months and to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. In addition, the Financing Order provides that True-Up Adjustments are required on a semi-annual basis (or, one year prior to the Scheduled Final Payment Date for each tranche, on a quarterly basis until the earlier of the full repayment of such tranche or the Final Maturity Date for such tranche) if the Servicer determines that a True-Up Adjustment is necessary to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. The Servicing Agreement mandates that the annual review and adjustment occurs no later than 45 days after the anniversary of the issuance of the Bonds and the semi-annual review and adjustment occurs no later than 6 months and 45 days from the anniversary of the issuance of the Bonds (such review and adjustment will first occur 6 months and 45 days after the issuance of the Bonds). True-Up Adjustments may also be made by the

Servicer more frequently at any time, without limits as to frequency, if the Servicer determines that a True-Up Adjustment is necessary to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. The Financing Order permits True-Up Adjustments to be implemented automatically after 45 days absent an MPSC order if the proposed True-Up Adjustment is not contested. In the Financing Order, the MPSC affirms that it will act pursuant to the Financing Order to ensure that expected Securitization Charges are sufficient to pay on a timely basis all scheduled principal of and interest on the Bonds and ongoing other qualified costs in connection with the Bonds. For more information on the True-Up Mechanism, please read “The Statute and the Financing Order—True-Up Mechanism”.

As part of each True-Up Adjustment, the Servicer will calculate the Power Supply Securitization Charges and the Distribution Securitization Charges that must be billed in order to generate the revenues for the ensuing annual period necessary to result in:

•	the amount of accrued and unpaid interest on the Bonds related to Distribution Costs and the amount of accrued and unpaid interest on the Bonds related to Power Supply Costs, each being paid in full;

•

the amount of outstanding principal balance of the Bonds related to Distribution Costs and the amount of outstanding principal balance of the Bonds related to Power Supply Costs, each equaling the amount provided in the expected amortization schedule;

•

the amount of all ongoing other qualified costs of the Issuing Entity (up to any authorized amounts of any such payments set forth in the Financing Order) related to Distribution Costs and the amount of all ongoing other qualified costs (up to any authorized amounts of any such payments set forth in the Financing Order) related to Power Supply Costs, each being paid; and

•	the amount on deposit in the Capital Account equaling the Required Capital Level.

From time to time, until the retirement of the Bonds, but for a period no longer than (i) six (6) years from the beginning of the first complete billing cycle during which the Distribution Securitization Charges were initially placed on any Distribution Customer’s bill or (ii) fifteen (15) years from the beginning of the first complete billing cycle during which the Power Supply Securitization Charges were initially placed on any Power Supply Customers’ bill, the Servicer shall identify the need for annual True-Up Adjustments, semi-annual interim True-Up Adjustments and additional interim True-Up Adjustments and shall take all reasonable action to obtain and implement such True-Up Adjustments for each of the Distribution Securitization Charges and Power Supply Securitization Charges for the purpose of correcting any overcollections and undercollections and ensuring the expected recovery of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds.

After the earlier of (i) the Distribution Amounts have been paid in full or (ii) six (6) years from the beginning of the first complete billing cycle during which the Distribution Securitization Charges were initially placed on any Distribution Customer’s bill, the Servicer shall only adjust the Power Supply Securitization Charges in each True-Up Adjustment because Distribution Securitization Charges will no longer be collected from applicable Customers.

In calculating each necessary True-Up Adjustment, the Servicer will use its most recent forecast of energy consumption and its most current estimates of ongoing transaction-related expenses. Each respective True-Up Adjustment will reflect any projected Power Supply Customer and Distribution Customer defaults or charge-offs and allowances for projected payment lags between the billing, collection and posting of specific Securitization Charges based upon the Servicer’s most recent experience regarding collection of Securitization Charges, updated on or about January 1 and July 1 or more frequently if the Servicer expects there to be a material change to the calculations. Each True-Up Adjustment will also take into account any reconciliation of overcollections or undercollections due to any reason.

There is no cap on the level of Power Supply Securitization Charges that may be imposed on Power Supply Customers as a result of the True-Up Mechanism to pay on a timely basis Power Supply Amounts, and no cap on the level of Distribution Securitization Charges that may be imposed on Distribution Customers as a result of the True-Up Mechanism to pay on a timely basis Distribution Amounts.

The Financing Order states that the MPSC’s role in the True-Up Mechanism is limited to a mathematical one, and the more expeditiously the True-Up Adjustment occurs, the better for all parties. The Financing Order permits True-Up Adjustments to be implemented automatically after 45 days absent an MPSC order if the proposed True-Up Adjustment is not contested. In calculating any True-Up Adjustment, the Servicer will allocate payment responsibility among securitization rate classes in accordance with the requirements of the Financing Order.

Remittances to Collection Accounts

The Servicer will remit estimated Securitization Charge collections to the Indenture Trustee for deposit in the appropriate Collection Account within two Servicer Business Days after such amounts are deemed to have been received. The Servicer will remit estimated Securitization Charge collections based on actual Securitization Charge billings each day and its then-current Weighted Average Days Outstanding (Commercial) and Weighted Average Days Outstanding (Residential) and good faith estimate of net charge-offs. Every six months, the Servicer will reconcile remittances of estimated Securitization Charge collections with actual Securitization Charge collections received by the Servicer. To the extent the remittances of estimated Securitization Charge collections exceed the amounts that should have been remitted based on actual collections, the Servicer will be entitled to withhold the excess amount from any subsequent remittance to the Indenture Trustee. To the extent the remittances of estimated Securitization Charge collections are less than the amount that should have been remitted based on actual collections, the Servicer will remit the amount of the shortfall to the Indenture Trustee within two Business Days of deemed collection. Although the Servicer will remit estimated Securitization Charge collections to the Indenture Trustee, the Servicer is not obligated to make any payments on the Bonds.

The Servicer has acknowledged and agreed that it holds all Securitization Charge collections collected by it and any other proceeds for the Collateral received by it for the benefit of the Indenture Trustee and the bondholders and that all such amounts will be remitted by the Servicer in accordance with the Servicing Agreement without any surcharge, fee, offset, charge or other deduction except (i) as set forth in the immediately following paragraph and (ii) for late fees and investment earnings permitted under the Servicing Agreement. The Servicer further agreed not to make any claim to reduce its obligation to remit all Securitization Charge collections collected by it in accordance with the Servicing Agreement except (i) as set forth in the immediately following paragraph and (ii) for late fees and investment earnings permitted under the Servicing Agreement.

The Servicing Agreement and the Financing Order require that, in the event a Customer does not pay in full all amounts owed under any bill, including Securitization Charges, the Servicer shall allocate any resulting shortfalls in Securitization Charges ratably based on the amounts of Securitization Charges owing to the Issuing Entity in respect of the Bonds, any securitization charges owing in respect of the Series 2022A Securitization Bonds, any securitization charges owing in respect of the Series 2023A Securitization Bonds, any charges owing with respect to any future securitization bonds issued by affiliates of DTE Electric, and any other charges owing to DTE Electric for electric delivery services.

As described above, the Servicer will not segregate the Securitization Charges from amounts relating to the Series 2022A Securitization Bonds or the Series 2023A Securitization Bonds. The Securitization Charges will be segregated only when the Servicer remits them to the Indenture Trustee. Although DTE Electric is the servicer with respect to the Series 2022A Securitization Bonds and the Series 2023A Securitization Bonds and will be the Initial Servicer with respect to the Bonds, as more fully described under “DTE Electric Company—The Depositor, Sponsor, Seller and Initial Servicer” in this prospectus, the Issuing Entity is a separate legal entity from DTE Electric Securitization Funding I LLC and DTE Electric Securitization Funding II LLC, and the Bonds will be payable from Collateral that is separate from the collateral securing the Series 2022A Securitization Bonds and the Series 2023A Securitization Bonds. DTE Electric Securitization Funding I LLC and DTE Electric

Securitization Funding II LLC will have no obligations under the Bonds, and the Issuing Entity will have no obligations under the Series 2022A Securitization Bonds or the Series 2023A Securitization Bonds.

Servicing Compensation

The Servicer will be entitled to receive an annual servicing fee in an amount equal to:

•	0.05% of the initial aggregate principal amount of the Bonds for so long as DTE Electric or an affiliate of DTE Electric is the Servicer; or

•	if DTE Electric or any of its affiliates is not the Servicer, an amount not to exceed 0.75% of the initial aggregate principal amount of the Bonds.

The servicing fee owing shall be calculated based on the initial principal amount of the Bonds and shall be paid semi-annually, with half of the servicing fee being paid on each Payment Date, except for the amount of the servicing fee to be paid on the first Payment Date in which the servicing fee then due will be calculated based on the number of days that the Servicing Agreement has been in effect. The Servicer also shall be entitled to retain as additional compensation (i) any interest earnings on Securitization Charge collections received by the Servicer and invested by the Servicer prior to remittance to each Collection Account, and (ii) all late payment charges, if any, collected from Customers. In addition, the Servicer shall be entitled to be reimbursed by the Issuing Entity for filing fees and fees and expenses for attorneys, accountants, printing or other professional services retained by the Issuing Entity and paid for by the Servicer (or procured by the Servicer on behalf of the Issuing Entity and paid for by the Servicer) to meet the Issuing Entity’s obligations under the Basic Documents. Except for the amounts payable pursuant to the prior sentence, the Servicer shall be required to pay all other costs and expenses incurred by the Servicer in performing its activities under the Servicing Agreement (but, for the avoidance of doubt, excluding any such costs and expenses incurred by DTE Electric in its capacity as Administrator).

The Indenture Trustee will remit the servicing fee in semi-annual installments (together with any portion of the servicing fee that remains unpaid from the prior Payment Dates) to the extent of available funds in the Payment Account prior to the payment of any principal of and interest on the Bonds. See “Security for the Bonds—How Funds in the Payment Account will be Allocated”.

Servicer Representations and Warranties

In the Servicing Agreement, the Servicer will represent and warrant to the Issuing Entity, as of the issuance date of the Bonds, among other things, that:

•

The Servicer is duly organized, validly existing and is in good standing under the laws of the State of Michigan, with the requisite corporate power and authority to own its properties and to conduct its business as such properties are currently owned and such business is presently conducted and to execute, deliver and carry out the terms of the Servicing Agreement and the Intercreditor Agreement, and had at all relevant times, and has, the requisite power, authority and legal right to service the Securitization Property and to hold the Securitization Property records as custodian.

•

The Servicer is duly qualified to do business and is in good standing and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business (including the servicing of the Securitization Property as required by the Servicing Agreement and the Intercreditor Agreement) shall require such qualifications, licenses or approvals (except where the failure to so qualify would not be reasonably likely to have a material adverse effect on the Servicer’s business, operations, assets, revenues or properties or to its servicing of the Securitization Property).

•

The execution, delivery and performance of the terms of the Servicing Agreement and the Intercreditor Agreement have been duly authorized by all necessary corporate action on the part of the Servicer under its organizational or governing documents and laws.

•

Each of the Servicing Agreement and the Intercreditor Agreement constitutes a legal, valid and binding obligation of the Servicer enforceable against the Servicer in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors’ rights generally from time to time in effect and to general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing), regardless of whether considered in a proceeding in equity or at law.

•

The consummation of the transactions contemplated by the Servicing Agreement and the Intercreditor Agreement and the fulfillment of the terms thereof do not and will not: (i) conflict with, result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time) a default under, the organizational documents of the Servicer or any indenture or other agreement or instrument to which the Servicer is a party or by which it or any of its properties is bound; (ii) result in the creation or imposition of any lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than any lien that may be granted under the Basic Documents); or (iii) violate any existing law or any existing order, rule or regulation applicable to the Servicer of any governmental authority having jurisdiction over the Servicer or its properties.

•

There are no proceedings pending and, to the Servicer’s knowledge, there are no proceedings threatened and, to the Servicer’s knowledge, there are no investigations pending or threatened, before any governmental authority having jurisdiction over the Servicer or its properties involving or relating to the Servicer or the Issuing Entity or, to the Servicer’s knowledge, any other Person: (i) asserting the invalidity of the Servicing Agreement or the Intercreditor Agreement or any of the other Basic Documents; (ii) seeking to prevent the issuance of the Bonds or the consummation of any of the transactions contemplated by the Servicing Agreement or any of the other Basic Documents; (iii) seeking any determination or ruling that could reasonably be expected to materially and adversely affect the performance by the Servicer of its obligations under, or the validity or enforceability of, the Servicing Agreement, any of the other Basic Documents or the Bonds; or (iv) seeking to adversely affect the U.S. federal income tax or state income or franchise tax classification of the Bonds as debt.

•

No governmental approval, authorization, consent, order or other action of, or filing with, any governmental authority is required in connection with the execution and delivery by the Servicer of the Servicing Agreement or the Intercreditor Agreement, the performance by the Servicer of the transactions contemplated thereby or the fulfillment by the Servicer of the terms thereof, except those that have been obtained or made, those that the Servicer is required to make in the future pursuant to the Servicing Agreement or the Intercreditor Agreement and those that the Servicer may need to file in the future to continue the effectiveness of any financing statement filed under the applicable UCC.

•

Each report and certificate delivered in connection with any filing made to the MPSC by the Servicer on behalf of the Issuing Entity with respect to the Securitization Charges or True-Up Adjustments will constitute a representation and warranty by the Servicer that each such report or certificate, as the case may be, is true and correct in all material respects; provided, however, that, to the extent any such report or certificate is based in part upon or contains assumptions, forecasts or other predictions of future events, the representation and warranty of the Servicer with respect thereto will be limited to the representation and warranty that such assumptions, forecasts or other predictions of future events are reasonable based upon historical performance (and facts known to the Servicer on the date such report or certificate is delivered). The Servicer, the Indenture Trustee and the Issuing Entity are not responsible as a result of any action, decision, ruling or other determination made or not made, or any delay (other than any delay resulting from the Servicer’s failure to make any filings with the MPSC required by the Servicing Agreement in a timely and correct manner or any breach by the Servicer of its duties under the Servicing Agreement that adversely affects the Securitization Property or the True-Up Adjustments), by the MPSC in any way related to the Securitization Property or in connection with any True-Up Adjustment, the subject of any such filings, any proposed True-Up Adjustment or the approval of any revised Securitization Charges and the scheduled adjustments thereto. Except to the extent that the Servicer otherwise is liable under the provisions of the Servicing Agreement, the

Servicer shall have no liability whatsoever relating to the calculation of any revised Securitization Charges and the scheduled adjustments thereto, including as a result of any inaccuracy of any of the assumptions made in such calculations, so long as the Servicer has acted in good faith and has not acted in a grossly negligent manner in connection therewith, nor shall the Servicer have any liability whatsoever as a result of any Person, including the bondholders, not receiving any payment, amount or return anticipated or expected or in respect of any Bond generally.

In the event of (i) willful misconduct, bad faith or gross negligence by the Servicer in the performance of, or reckless disregard of, its duties or observance of its covenants under the Servicing Agreement or the Intercreditor Agreement, (ii) the Servicer’s material breach of any of the representations and warranties summarized in the previous paragraph that results in a servicer default under the Servicing Agreement or the Intercreditor Agreement, or (iii) any litigation or related expenses relating to the Servicer’s status or obligations as Servicer (other than any proceeding the Servicer is required to institute under the Servicing Agreement), the Servicer will indemnify, defend and hold harmless the Issuing Entity, the Indenture Trustee (for itself and for the benefit of the bondholders), any independent manager, and each of their respective trustees, officers, directors, employees and agents, against any costs, expenses, losses, claims, actual damages and liabilities incurred as a result of the foregoing events, except to the extent of such losses either resulting from the willful misconduct, bad faith or gross negligence of such Person seeking indemnification under the Servicing Agreement or resulting from a breach of a representation or warranty made by such person seeking indemnification under the Servicing Agreement in any of the Basic Documents that gives rise to the Servicer’s breach.

Statements by Servicer

On or before the last Servicer Business Day of each month, the Servicer shall prepare and deliver to the Issuing Entity, the Indenture Trustee and the Rating Agencies a written report (a Monthly Servicer’s Certificate) setting forth certain information relating to Securitization Charge collections received by the Servicer during the collection period preceding such date; provided, however, that, any month in which the Servicer is required to deliver a Semi-Annual Servicer’s Certificate, the Servicer shall prepare and deliver the Monthly Servicer’s Certificate no later than the date of delivery of such Semi-Annual Servicer’s Certificate.

Not later than five (5) Servicer Business Days prior to each Payment Date or Special Payment Date, the Servicer shall deliver a written report (the Semi-Annual Servicer’s Certificate) to the Issuing Entity, the Indenture Trustee and the Rating Agencies. The Semi-Annual Servicer’s Certificate will detail the Securitization Charge collections for the current Payment Date and the balances in the Payment Account available to make the payments to be made as described under “Security for the Bonds— How Funds in the Payment Account will Be Allocated”.

Evidence as to Compliance

The Servicing Agreement will provide that the Servicer will furnish annually to the Issuing Entity, the Indenture Trustee and the Rating Agencies, on or before March 31 of each year, beginning March 31, 202 or, if earlier, on the date on which the annual report relating to the Bonds is required to be filed with the SEC, a report on its assessment of compliance with specified servicing criteria as required by Item 1122(a) of Regulation AB, during the preceding 12 months ended December 31 (or preceding period since the issuance date of the Bonds in the case of the first statement), together with a certificate by an officer of the Servicer certifying the statements set forth therein.

The Servicing Agreement also provides that a firm of independent registered public accountants will furnish annually to the Issuing Entity, the Indenture Trustee and the Rating Agencies on or before March 31 of each year, beginning March 31, 202 or, if earlier, on the date on which the annual report relating to the Bonds is required to be filed with the SEC, an annual accountant’s report, which will include any required attestation report that attests to and reports on the Servicer’s assessment report described in the immediately preceding paragraph, to the effect that the accounting firm has performed agreed upon procedures in connection with the Servicer’s compliance with its obligations under the Servicing Agreement during the preceding 12 months, identifying the results of the procedures and including any exceptions noted. The report will also indicate that the accounting firm providing the report is independent of the Servicer within the meaning of the rules of The Public Company Accounting Oversight Board and shall include any attestation report required under Item 1122(b) of Regulation AB (or any successor or similar rule), as then in effect.

Copies of the above reports will be filed with the SEC. You may also obtain copies of the above statements and certificates by sending a written request addressed to the Indenture Trustee.

Matters Regarding the Servicer

The Servicing Agreement will provide that DTE Electric may not resign from its obligations and duties as Servicer under the Servicing Agreement, except when either:

•	DTE Electric determines that the performance of its duties is no longer permissible under applicable law; or

•	the Rating Agency Condition shall have been satisfied.

No resignation by DTE Electric as Servicer will become effective until a successor Servicer has assumed DTE Electric’s servicing obligations and duties under the Servicing Agreement.

The Servicing Agreement will further provide that neither the Servicer nor any of its directors, officers, employees or agents will be liable to the Issuing Entity or any other Person for any action taken or for refraining from the taking of any action pursuant to the Servicing Agreement or for good faith errors in judgment; provided, however, that the Servicer or any such Person will still be liable for liabilities due to reason of gross negligence, recklessness or willful misconduct in the performance of duties or by reason of reckless disregard of obligations and duties under the Servicing Agreement or the Intercreditor Agreement.

In addition, the Servicing Agreement will provide that the Servicer is under no obligation to appear in, prosecute or defend any legal action relating to the Securitization Property that is not directly related to one of the Servicer’s enumerated duties in the Servicing Agreement or related to its obligation to pay indemnification, and that in its reasonable opinion may cause it to incur any expense or liability; provided, however, that the Servicer may, in respect of any proceeding, undertake any action that is not specifically identified in the Servicing Agreement as a duty of the Servicer but that the Servicer reasonably determines is necessary or desirable in order to protect the rights and duties of the Issuing Entity or the Indenture Trustee under the Servicing Agreement and the interests of the bondholders and Customers under the Servicing Agreement.

Under the circumstances specified in the Servicing Agreement, any Person (i) into which the Servicer may be merged, converted or consolidated and which is a permitted successor, (ii) that may result from any merger, conversion or consolidation to which the Servicer is a party and which is a permitted successor, (iii) that may succeed to the business of the Servicer or its obligations as Servicer substantially as a whole and which is a permitted successor, (iv) which results from the division of the Servicer into two or more Persons and which is a permitted successor, or (v) which otherwise is a permitted successor, which Person in any of the foregoing cases executes an agreement of assumption to perform all of the obligations of the Servicer under the Servicing Agreement, shall be the successor Servicer under the Servicing Agreement, without further act on the part of any of the parties to the Servicing Agreement so long as the conditions to assumption are met. Other than in these cases and in the case of a Servicer resignation as described above, the Servicing Agreement may not be assigned by the Servicer. These conditions include that:

•

immediately after giving effect to such transaction, no representation or warranty made pursuant to the Servicing Agreement shall have been breached and no servicer default and no event which, after notice or lapse of time, or both, would become a servicer default shall have occurred and be continuing;

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the Servicer shall have delivered to the Issuing Entity, the Indenture Trustee and the Rating Agencies an officer’s certificate and an opinion of counsel from external counsel of the Servicer stating that such consolidation, conversion, merger, division or succession and such agreement of assumption complies with the Servicing Agreement and that all conditions precedent, if any, provided for in the Servicing Agreement relating to such transaction have been complied with;

•

the Servicer shall have delivered to the Issuing Entity, the Indenture Trustee and the Rating Agencies an opinion of counsel from external counsel of the Servicer either (A) stating that, in the opinion of such counsel, all filings to be made by the Servicer, including filings with the MPSC pursuant to the Statute and the applicable UCC, have been executed and filed and are in full force and effect that are necessary to fully preserve, perfect or maintain the priority of the interests of the Issuing Entity and the liens of the Indenture Trustee in the Securitization Property and reciting the details of such filings or (B) stating that, in the opinion of such counsel, no such action shall be necessary to fully preserve, protect or maintain such interests;

•	any applicable requirements of the Intercreditor Agreement have been satisfied;

•

the Servicer shall have delivered to the Issuing Entity, the Indenture Trustee and the Rating Agencies an opinion of counsel from independent tax counsel stating that, for U.S. federal income tax purposes, such consolidation, conversion, merger, division or succession and such agreement of assumption will not result in a material adverse U.S. federal income tax consequence to the Issuing Entity or the holders of Bonds; and

•	the Servicer shall have given the Rating Agencies prior written notice of such transaction.

Servicer Defaults

Each of the following will be a servicer default under the Servicing Agreement:

•

any failure by the Servicer to remit to the appropriate Collection Accounts on behalf of the Issuing Entity any required remittance that shall continue unremedied for a period of five Business Days after written notice of such failure is received by the Servicer from the Issuing Entity or the Indenture Trustee or after discovery of such failure by a responsible officer of the Servicer;

•

any failure on the part of the Servicer, or so long as the Servicer is DTE Electric or an affiliate thereof, any failure on the part of DTE Electric, as the case may be, duly to observe or to perform in any material respect any other covenants or agreements of the Servicer or DTE Electric, as the case may be, set forth in the Servicing Agreement (other than as provided in the provision above or below) or any other Basic Document to which it is a party, which failure shall (a) materially and adversely affect the rights of the bondholders and (b) continue unremedied for a period of 60 days after the date on which (A) written notice of such failure, requiring the same to be remedied, shall have been given (i) to the Servicer or DTE Electric (or an affiliate of DTE Electric, acting as successor Servicer), as the case may be, by the Issuing Entity (with a copy to the Indenture Trustee) or (ii) to the Servicer or DTE Electric, as the case may be, by the Indenture Trustee or (B) such failure is discovered by a responsible officer of the Servicer;

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any failure by the Servicer duly to perform its obligations in carrying out True-Up Adjustments as described in the Servicing Agreement in the time and manner set forth therein, which continues unremedied for a period of five Servicer Business Days;

•

any representation or warranty made by the Servicer in the Servicing Agreement or any other Basic Document shall prove to have been incorrect in a material respect when made, which has a material adverse effect on the bondholders and which material adverse effect continues unremedied for a period of 60 days after the date on which (i) written notice thereof, requiring the same to be remedied, shall have been delivered to the Servicer (with a copy to the Indenture Trustee) by the Issuing Entity or the Indenture Trustee or (ii) such failure is discovered by an officer of the Servicer; and

•	events of bankruptcy, insolvency, receivership or liquidation of the Servicer.

Rights When Servicer Defaults

If a servicer default remains unremedied, the Indenture Trustee shall, subject to the terms of the Intercreditor Agreement and upon the written direction of holders evidencing a majority of the aggregate outstanding principal amount of the Bonds, by notice then given in writing to the Servicer (and to the Indenture Trustee if given by the bondholders), terminate all the rights and obligations of the Servicer (other than the Servicer’s indemnity obligations and the Servicer’s obligations to continue performing its functions as Servicer until a successor is appointed) under the Servicing Agreement and the Intercreditor Agreement.

In the event of the Servicer’s removal or resignation under the Servicing Agreement, the Indenture Trustee shall at the written direction of the holders of a majority of the aggregate outstanding principal amount of Bonds, subject to the terms of the Intercreditor Agreement, appoint a successor Servicer with the Issuing Entity’s prior written consent thereto (which consent shall not be unreasonably withheld), and the successor Servicer shall accept its appointment by a written assumption in form reasonably acceptable to the Issuing Entity and the Indenture Trustee and provide prompt written notice of such assumption to the Issuing Entity and the Rating Agencies. If, within 30 days after a termination notice has been delivered to the defaulting Servicer, a successor Servicer shall not have been appointed, the Indenture Trustee will, at the direction of holders evidencing a majority of the Bonds, petition the MPSC or a court of competent jurisdiction to appoint a successor Servicer under the Servicing Agreement. In order to qualify as a successor Servicer, the Person must be permitted to perform the duties of a Servicer under the MPSC Regulations, the Rating Agency Condition must be satisfied, the successor Servicer must enter into a servicing agreement having substantially the same provisions as the Servicing Agreement, and such Person must agree to perform the obligations of the Servicer under the Intercreditor Agreement. The Indenture Trustee may make arrangements for compensation to be paid to the successor Servicer.

Upon appointment, a successor Servicer shall, subject to the terms of the Intercreditor Agreement, be the successor in all respects to the predecessor Servicer and shall be subject to all the responsibilities, duties and liabilities of the Servicer under the Servicing Agreement upon its assuming in writing the obligations of the Servicer thereunder. In addition, the successor Servicer shall be entitled to the servicing fee and all the rights granted to the predecessor Servicer by the terms and provisions of the Servicing Agreement.

In addition, when the Servicer defaults, the bondholders and the Indenture Trustee (or any of their representatives) will be entitled to apply to a court of appropriate jurisdiction for an order of sequestration and payment of revenues arising from the Securitization Property.

If, however, a bankruptcy trustee or similar official has been appointed for the Servicer, and no servicer default other than an appointment of a bankruptcy trustee or similar official has occurred, the bankruptcy trustee or similar official may have the power to prevent the Indenture Trustee or the bondholders from effecting a transfer of servicing responsibilities and duties.

Waiver of Past Defaults

Bondholders evidencing a majority of the aggregate outstanding principal amount of the Bonds, on behalf of all holders, may direct the Indenture Trustee to waive in writing any default by the Servicer in the performance of its obligations under the Servicing Agreement and may waive the consequences of any default, except a default in making any required deposits to the Collection Account under the Servicing Agreement. The Servicing Agreement provides that no waiver will impair the bondholder’s rights relating to subsequent defaults.

Successor Servicer

If for any reason a third party assumes the role of the Servicer under the Servicing Agreement, the Servicing Agreement will require the predecessor Servicer to cooperate with the Issuing Entity, the Indenture Trustee and the successor Servicer in terminating the Servicer’s rights and responsibilities under the Servicing Agreement, including the transfer to the successor Servicer for administration by it of all Securitization Property records and all cash amounts then held by the predecessor Servicer for remittance, or shall thereafter be received by it with respect to the Securitization Property or the Securitization Charges, and providing any requested information reasonably necessary to assist the transition of services under the Servicing Agreement and related documents to any successor Servicer. The Servicing Agreement will provide that, in case a successor Servicer is appointed as a result of a servicer default, all reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with transferring all relevant records to the successor Servicer and amending the Servicing Agreement and the Intercreditor Agreement to reflect such succession as Servicer shall be paid by the predecessor Servicer upon presentation of reasonable documentation of such costs and expenses. All other reasonable costs and expenses incurred in transferring servicing responsibilities to a successor Servicer shall be paid by the Issuing Entity.

Amendment

The Servicing Agreement may be amended in writing by the Servicer and the Issuing Entity with the prior written consent of the Indenture Trustee and the satisfaction of the Rating Agency Condition; provided, that any such amendment may not adversely affect the interest of any bondholder in any material respect without the consent of the bondholders of a majority of the aggregate outstanding principal amount of the Bonds. Promptly after the execution of any such amendment or consent, the Issuing Entity shall furnish copies of such amendment or consent to each of the Rating Agencies.

In addition, the Servicing Agreement may be amended in writing by the Servicer and the Issuing Entity with ten Business Days’ prior written notice given to the Rating Agencies and the prior written consent of the Indenture Trustee (which consent shall be given in reliance on an opinion of counsel and an officer’s certificate stating that such amendment is permitted or authorized under and adopted in accordance with the provisions of the Servicing Agreement and that all conditions precedent have been satisfied, upon which the Indenture Trustee may conclusively rely), but without the consent of any of the bondholders, (i) to cure any ambiguity, to correct or supplement any provisions in the Servicing Agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the Servicing Agreement or of modifying in any manner the rights of the bondholders; provided, however, that such action shall not adversely affect in any material respect the interests of any bondholder or (ii) to conform the provisions of the Servicing Agreement to the description of the Servicing Agreement in this prospectus. Promptly after the execution of any such amendment or consent, the Issuing Entity shall furnish copies of such amendment or consent to each of the Rating Agencies.

Intercreditor Agreement

Pursuant to the Intercreditor Agreement, the Servicer may be replaced and any successor servicer shall be appointed by the trustee for the Series 2022A Securitization Bonds, the trustee for the Series 2023A Securitization Bonds and the Indenture Trustee within ten (10) Business Days of written notice, and such successor servicer shall be subject to satisfaction of the Rating Agency Condition and otherwise satisfy the provisions of the Servicing Agreement. Please read “Relationship to Prior Series of Securitization Bonds” in this prospectus.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

The following discussion describes the material United States federal income tax consequences to United States Holders (as defined below) and Non-United States Holders (as defined below) of the purchase, ownership, and disposition of the Bonds acquired in this offering and, insofar as it relates to matters of United States federal income tax law and regulations or legal conclusions with respect thereto, constitutes the opinion of DTE Electric’s tax counsel, Hunton Andrews Kurth LLP. Except where noted, this discussion only applies to Bonds that are held as capital assets (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the Code)) by holders who purchase the Bonds upon their original issuance at their original issue price. This discussion does not address the tax considerations applicable to subsequent purchasers of Bonds. This discussion does not describe all of the material tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as certain financial institutions, regulated investment companies, real estate investment trusts, banks, insurance companies, government investors, tax-exempt entities, certain former citizens or residents of the United States, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, S corporations, partnerships, or other entities or arrangements treated as partnerships for United States federal income tax purposes and other pass-through entities (and persons holding Bonds through a partnership or other pass-through entity), United States Holders whose functional currency is not the United States dollar, passive foreign investment companies, controlled foreign corporations, and corporations that accumulate earnings to avoid United States federal income tax, accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code, or persons holding Bonds as part of a hedge, straddle, or other integrated transaction. In addition, this discussion does not address the effect of any state, local, foreign, or other tax laws or any United States Medicare contribution tax on net investment income, federal estate, gift, alternative minimum or foreign tax considerations. However, by acquiring a Bond, a holder agrees to treat the Bond as debt of DTE Electric to the extent consistent with applicable state, local, and other tax law unless otherwise required by appropriate taxing authorities. This discussion is based upon the Code, administrative pronouncements, judicial decisions, and final, temporary, and proposed Treasury regulations, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

As used in this prospectus, the term United States Holder means a beneficial owner of a Bond that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust (i) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as defined under Section 7701(a)(30) of the Code) have the authority to control all of its substantial decisions, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust.

The term Non-United States Holder means a beneficial owner of a Bond that is neither a United States Holder nor a partnership (or other pass through entity).

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds Bonds, the tax treatment of such partnership and its partners will generally depend on the status of the partner and the activities of such partnership and its partners. If a holder of Bonds is a partnership or a partner in such a partnership, such holder should consult with its tax advisors regarding the United States federal income tax considerations of the purchase, ownership and disposition of Bonds.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE BONDS. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, AND NON-UNITED STATES INCOME AND OTHER TAX LAWS) OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE BONDS.

Taxation of the Issuing Entity and Characterization of the Bonds

Concurrent with the issuance of the Bonds, Hunton Andrews Kurth LLP, as tax counsel to the Issuing Entity and DTE Electric, will deliver its opinion that based upon the Code, the Treasury regulations promulgated thereunder, and Revenue Procedure 2005-62, 2005-2 CB 507 (Revenue Procedure 2005-62), as modified by Revenue Procedure 2024-15, 2024-12 I.R.B. 717 (Revenue Procedure 2024-15) (as modified, the Revenue Procedure), for U.S. federal income tax purposes (i) the issuance of the Bonds will be a “qualifying securitization” within the meaning of the Revenue Procedure, (ii) the Bonds will be characterized as debt of DTE Electric for U.S. federal income tax purposes as expressly set forth in section 6.02 of Revenue Procedure 2005-62, (iii) the Issuing Entity will not be subject to U.S. federal income tax as an entity separate from DTE Electric (the issuing entity’s sole member), and (iv) DTE Electric will not be treated as recognizing gross income upon the issuance of the Bonds. By acquiring a Bond, a beneficial owner agrees to treat the Bond as debt of DTE Electric for U.S. federal income tax purposes. This opinion is based on certain representations made by the Issuing Entity and DTE Electric and on the application of current law to the facts as established by the indenture and other relevant documents and assumes compliance with the indenture and such other documents as in effect on the date of issuance of the Bonds.

Original Issue Discount

DTE Electric and the Issuing Entity expect that, if the Bonds are issued at a price less than their stated principal amount, any such discount will constitute de minimis original issue discount, or OID, for United States federal income tax purposes. If, however, the issue price of the Bonds is less than the stated principal amount of such Bonds and the difference is equal to or more than a de minimis amount (as set forth in the applicable Treasury regulations), United States Holders will be required to include the difference in income as OID as it accrues in accordance with the constant yield method (as set forth in the applicable Treasury regulations). The remainder of this discussion assumes that the Bonds will not be treated as issued with OID.

Tax Consequences to United States Holders

Interest

Stated interest on the Bonds generally will be taxable to a United States Holder as ordinary income at the time it is received or accrued in accordance with such United States Holder’s regular method of accounting for United States federal income tax purposes.

Sale, Exchange, or Retirement of Bonds

On a sale, exchange, or retirement of a Bond, a United States Holder generally will recognize taxable gain or loss equal to the difference between the amount received (other than any amount received attributable to accrued but unpaid interest on the Bond not previously included in income, which will be taxable as ordinary income) and the United States Holder’s adjusted tax basis in the Bond. A United States Holder’s adjusted tax basis in a Bond is the United States Holder’s cost, subject to adjustments such as reductions in basis for principal payments received previously. Gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the Bond was held for more than one year at the time of disposition. Long-term capital gains of non-corporate United States Holders may be eligible for reduced rates of taxation. The deductibility of capital losses by both corporate and non-corporate United States Holders is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal and interest on the Bonds and to the proceeds from the sale of the Bonds unless the recipient is an exempt recipient. In addition, backup withholding at the current rate will apply to the payments if a United States Holder fails to provide its taxpayer identification number, a certificate of exempt status, or otherwise comply with the applicable requirements of the United States backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld from payments to a United States Holder under the backup withholding rules will be allowed as a credit against such United States Holder’s United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is timely furnished to the IRS. United States Holders should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.

Tax Consequences to Non-United States Holders

Interest

Subject to the discussion below concerning backup withholding and FATCA, a Non-United States Holder generally will not be subject to United States federal income and withholding tax on interest received in respect of the Bonds, provided that such interest is not effectively connected with such Non-United States Holder’s conduct of a U.S. trade or business and such Non-United States Holder (i) does not own, actually or constructively, 10% or more of the total combined voting power of DTE Electric, (ii) is not a controlled foreign corporation for United States federal income tax purposes directly or indirectly related to DTE Electric within the meaning of Section 881(c)(3)(C) of the Code, (iii) is not a bank whose receipt of interest on the Bonds is described in Section 881(C)(3)(A) of the Code, and (iv) satisfies certain certification requirements under penalties of perjury (generally through the provision of a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable).

A Non-United States Holder that does not qualify for the exemption from withholding described above (the Portfolio Interest Exemption), generally will be subject to United States federal withholding tax at a 30% rate on payments of interest on the Bonds unless (i) such interest is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States (and, if an applicable tax treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States) and the Non-United States Holder provides the applicable paying agent an IRS Form W-8ECI (or appropriate substitute form) or (ii) the Non-United States Holder provides a properly completed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, establishing an exemption from or reduction in withholding under an applicable tax treaty.

If interest or other income received with respect to Bonds is effectively connected with a United States trade or business conducted by a Non-United States Holder (and, if an applicable tax treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States), the Non-United States Holder generally will be subject to United States federal income tax on such interest or other income on a net income basis at the regular graduated rates applicable to United States Holders. In addition, if the Non-United States Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless reduced or eliminated by an applicable tax treaty.

Sale, Exchange, or Retirement of Bonds

Subject to the backup withholding discussion below, a Non-United States Holder generally will not be subject to United States federal income or withholding tax on gain realized on the sale or exchange of the Bonds, unless:

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met; or

•

the gain is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-United States Holder in the United States).

Except to the extent that an applicable income tax treaty otherwise provides, generally a Non-United States Holder will be taxed on a net income basis at the same graduated rates applicable to United States Holders with respect to gain that is effectively connected with the Non-United States Holder’s conduct of a United States trade or business. A corporate Non-United States Holder may also, under certain circumstances, be subject to the branch profits tax described above. A Non-United States Holder who is both an individual present in the United States for 183 days or more in the taxable year and meets certain other conditions will be subject to United States federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains from United States sources (including gains from the sale or other disposition of the Bonds) exceed capital losses allocable to United States sources. To claim the benefit of an applicable income tax treaty, a Non-United States Holder may be required to file an income tax return and disclose its position under the United States Treasury regulations concerning treaty-based return positions.

Information Reporting and Backup Withholding

Generally, the amount of interest paid to a Non-United States Holder and the amount of tax, if any, withheld with respect to those payments must be reported to the IRS and to the Non-United States Holder. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of an applicable tax treaty.

In general, a Non-United States Holder will not be subject to backup withholding with respect to payments of interest on the Bonds that are made to the Non-United States Holder, provided that the Non-United States Holder has provided certification that such Non-United States Holder is a Non-United States Holder, and the payor does not have actual knowledge or reason to know that the Non-United States Holder is a United States person (as defined under Section 7701(a)(30) of the Code, hereinafter a United States person).

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a retirement or redemption) of Bonds within the United States or conducted through certain United States-related financial intermediaries unless the Non-United States Holder certifies to the payor under penalties of perjury that it is a Non-United States Holder and the payor does not have actual knowledge or reason to know that the Non-United States Holder is a United States person, or the Non-United States Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-United States Holder under the backup withholding rules will be allowed as a credit against such Non-United States Holder’s United States federal income tax liability and may entitle such Non-United States Holder to a refund, provided that the required information is timely furnished to the IRS. Non-United States Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.

The Foreign Account Tax Compliance Act

Pursuant to Sections 1471 through 1474 of the Code (commonly referred to as FATCA), Treasury regulations thereunder, and administrative guidance, issuers of certain debt instruments and their agents, as applicable, are required to withhold 30% of the amount of any interest with respect to such instruments paid to (i) a foreign financial institution (whether such foreign financial institution is the beneficial owner or an intermediary) unless such institution enters into an agreement with the United States government to collect and report to the United States government, on an annual basis, information with respect to its United States account holders and meets certain other specified requirements (or, in certain circumstances, complies with similar reporting requirements of the non-United States government in the jurisdiction in which it is organized or located under an intergovernmental agreement between such non-United States government and the United States government) or (ii) a non-financial foreign entity (whether such non-financial foreign entity is the beneficial owner or an intermediary) unless such entity certifies that it does not have any “substantial United States owners” or provides certain information regarding the entity’s “substantial United States owners” and such entity meets certain other specified requirements. FATCA generally will apply to all payments otherwise subject to FATCA withholding without regard to whether the beneficial owner of the payment is a United States person (as defined in Section 7701(a)(30) of the Code) or would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or United States domestic law. Proposed Treasury regulations would eliminate the requirement under FATCA in respect of withholding on gross proceeds from sales, exchanges or dispositions of debt obligations (including the Bonds), and the preamble to the proposed regulations provides that taxpayers and withholding agents may rely on these proposed regulations pending their finalization.

Non-United States Holders should consult their tax advisors regarding the possible implications of FATCA and whether FATCA may be relevant to such Non-United States Holder’s purchase, ownership, and disposition of the Bonds.

ERISA CONSIDERATIONS

This discussion is based on current provisions of ERISA and the Internal Revenue Code, existing and currently proposed regulations under ERISA and the Internal Revenue Code, the legislative history of ERISA and the Internal Revenue Code, existing administrative rulings of the United States Department of Labor (the DOL) and reported judicial decisions. No assurance can be given that legislative, judicial, or administrative changes will not affect the accuracy of any statements herein with respect to transactions entered into or contemplated prior to the effective date of such changes. This discussion does not purport to deal with all aspects of ERISA or the Internal Revenue Code or, to the extent not preempted, any state laws.

General

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code impose certain requirements on employee benefit plans subject to ERISA, plans that are subject to Section 4975 of the Internal Revenue Code and persons or entities that are deemed to hold assets of any of the foregoing. For purposes of this discussion, “Plans” refers to an employee benefit plan (as the term is defined in Section 3(3) of ERISA) subject to Title I of ERISA, a plan (as the term is defined in Section 4975(e)(1) of the Internal Revenue Code) subject to Section 4975 of the Internal Revenue Code (which includes an individual retirement account and annuity and a Keogh plan) and an entity, including a collective investment fund and an insurance company general or separate account, that is deemed to hold plan assets of any of the foregoing by virtue of such employee benefit plan’s or plan’s investment in such entities. ERISA also imposes requirements on fiduciaries of a Plan. A fiduciary of a Plan is any person or entity that in connection with the assets of the Plan:

•	exercises discretionary authority or control over the management or disposition of plan assets; or

•	provides investment advice for a fee or other compensation.

Some plans, such as governmental plans (as defined in Section 3(32) of ERISA, if no election has been made under Section 410(d) of the Code, church plans as defined in Section 3(33) of ERISA and plans maintained outside the United States primarily for the benefit of persons substantially all of whom are non-resident aliens as described in Section 4(b)(4) of ERISA, and the fiduciaries of those plans, may not be subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction rules of ERISA or Section 4975 of the Internal Revenue Code; provided, however, that they may be subject to the provisions of federal, state, local or other laws or regulations that are substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code (collectively “Similar Law”). Accordingly, assets of these plans may be invested in the Bonds without regard to the ERISA considerations described below subject to any considerations under Similar Law. In addition, it should be noted that a governmental or church plan may be subject to other provisions of federal law, including, for example, that a governmental or church plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code. Any fiduciary of such a governmental, church or non-U.S. plan subject to Similar Law or any other person acting on behalf of, or investing assets of, such a plan must determine that the acquisition, holding and disposition of the Bonds will not constitute or result in a violation of Similar Law.

ERISA imposes certain general fiduciary requirements on fiduciaries of Plans that are subject to Title I of ERISA, including:

•	investment prudence and diversification requirements; and

•	the requirement that the investment of the assets of such Plan is in accordance with the documents governing such Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code also prohibit a broad range of transactions involving the assets of a Plan and persons or entities that have certain specified relationships to the

Plan, referred to as “parties in interest” (as defined under ERISA) or “disqualified persons” (as defined under the Internal Revenue Code), unless a statutory or administrative exemption is available. For purposes of this discussion, “parties in interest” include parties in interest under ERISA and disqualified persons under the Internal Revenue Code. The types of transactions between a Plan and a party in interest that are prohibited include, but are not limited to, the following:

•	sales, exchanges or leases of property;

•	loans or other extensions of credit; and

•	the furnishing of goods or services.

Certain persons or entities that participate in a prohibited transaction may be subject to an excise tax under Section 4975 of the Internal Revenue Code or a penalty imposed under Section 502(i) of ERISA, unless a statutory, administrative or individual exemption is available. In addition, the persons or entities involved in a non-exempt prohibited transaction may have to cancel the transaction and the fiduciary of the Plan that engaged in, or allowed the Plan to engage in, the non-exempt prohibited transaction may have to pay an amount to the Plan for any losses realized by the Plan or profits realized by these persons or entities. In addition, individual retirement accounts involved in a prohibited transaction (if the prohibited transaction involves the owner of the account or his or her beneficiary) may be disqualified, which would result in adverse tax consequences to the owner of the account.

Regulation of Assets Included in a Plan

A fiduciary’s investment of the assets of a Plan in the Bonds may cause our assets to be deemed assets of such Plan. The DOL regulations at 29 CFR Section 2510.3-101 as modified by Section 3(42) of ERISA, (collectively, the “plan asset regulations”), describe what constitutes “plan assets” of a Plan with respect to the Plan’s investment in an entity, including us, for purposes of applying the general fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of ERISA or Section 4975 of the Internal Revenue Code. Under the plan asset regulations, generally, when a Plan acquires an “equity interest” in another entity (such as us), the Plan’s assets, for purposes of the fiduciary provisions of ERISA and the prohibited transaction provisions of ERISA or Section 4975 of the Internal Revenue Code, include both the equity interest and an undivided interest in the entity’s underlying assets (here, our assets) unless an exception applies. Under the plan asset regulations, an entity’s assets (here, our assets) generally would not be considered to be “plan assets” of an investing Plan if, among other things:

•

the equity interests acquired by a Plan are publicly offered securities (i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of us and each other, are “freely transferable” (as determined under the plan asset regulations) and are either registered under certain provisions of the federal securities laws or sold to the Plan as part of a public offering under certain conditions);

•

such entity is an “operating company” (i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries); or

•

investment in such entity by “benefit plan investors” (which includes Plans) is not “significant,” which is defined under the plan asset regulations to mean that immediately after the most recent acquisition of any equity interest in such entity, less than 25% of the value of each class of equity interests in such entity (disregarding interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of such entity who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by benefit plan investors.

An equity interest is defined in the plan asset regulations as an interest in an entity other than an instrument that is treated as indebtedness under applicable local law and that has no substantial equity features. Although there is no authority directly on point and assuming that the Bonds are treated as indebtedness under applicable local law, it is anticipated that, as of the date of this registration statement, the Bonds should not be treated as equity interests in us for purposes of the plan asset regulations.

If the Bonds were deemed to be equity interests in us and none of the exceptions contained in the plan asset regulations were applicable, then our assets would be considered to be “plan assets” of any Plans that acquire the Bonds. The extent to which the Bonds are acquired or held by Plans will not be monitored. If our assets were deemed to constitute “plan assets” pursuant to the plan asset regulations, transactions we might enter into, or may have entered into in the ordinary course of business, might constitute non-exempt prohibited transactions under ERISA and or Section 4975 of the Internal Revenue Code.

In addition and without regard to whether our assets would deemed to be “plan assets” of an investing Plan, the acquisition, holding or disposition of the Bonds by, on behalf of, or using assets of, a Plan could give rise to a prohibited transaction if we or the indenture trustee, DTE Electric, any other servicer, DTE Energy, any underwriter or certain of our or their affiliates is, or becomes, a party in interest to an investing Plan.

Before acquiring any Bonds by or on behalf of, or with assets of, a Plan, you should consider and consult with counsel as to the applicability of the plan asset regulations to an investment in the Bonds and whether the acquisition, holding or disposition of the Bonds might result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code and, if so, whether any prohibited transaction exemption might apply to the acquisition, holding and disposition of the Bonds.

Prohibited Transaction Exemptions

If you are a fiduciary of a Plan or any other person or entity proposing to acquire the Bonds on behalf of, or using plan assets of, a Plan that is subject to ERISA or Section 4975 of the Code, before acquiring any Bonds, you should consider the availability of one of the DOL’s prohibited transaction class exemptions, referred to as PTCEs, or one of the statutory exemptions provided by ERISA or Section 4975 of the Internal Revenue Code, which include:

•	PTCE 75-1, relating to transactions effected by certain broker-dealers, reporting dealers and banks;

•	PTCE 84-14, relating to transactions effected by a “qualified professional asset manager”;

•	PTCE 90-1, relating to transactions involving insurance company separate accounts;

•	PTCE 91-38, relating to transactions involving bank collective investment funds;

•	PTCE 95-60, relating to transactions involving insurance company general accounts;

•	PTCE 96-23, relating to transactions effected by an “in-house asset manager”; and

•

the statutory service provider exemption provided under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code, relating to certain transactions between plans and certain parties in interest that are not fiduciaries or their affiliates with respect to the transaction.

We cannot provide any assurance that any of these class exemptions or the statutory exemption described above or any other administrative or statutory exemption will apply with respect to any particular investment in the Bonds by, on behalf of or using assets of, a Plan or, even if it were deemed to apply, that any exemption would apply to all transactions that may occur in connection with the investment. For example, even if one of these class exemptions or statutory exemptions were deemed to apply, Bonds may not be acquired with assets of any Plan if we or the indenture trustee, DTE Electric, any other servicer, DTE Energy, any underwriter or any of our or their affiliates:

•	has investment discretion over the assets of the Plan used to purchase the Bonds; or

•

has authority or responsibility to give, or regularly gives, investment advice regarding the assets of the Plan used to purchase the Bonds for a fee under an agreement or understanding that the advice will serve as a primary basis for investment decisions for the assets of the Plan, and will be based on the particular investment needs of the Plan.

Representation

Each purchaser or transferee of a bond will be deemed to have represented and warranted by virtue of its acquisition of a Bond on each day from and including the date of its acquisition of the Bond through and including the date of disposition of any such Bond that either (i) it is not and is not acting on behalf of, or using assets of, a Plan or any governmental, church or non-U.S. plan that is subject to Similar Law or (ii) its acquisition, holding and disposition of the Bond, in the case of a Plan, will not constitute or result in a non-exempt prohibited transaction in violation of Section 406 of ERISA or Section 4975 the Internal Revenue Code or, in the case of a governmental, church or non-U.S. plan subject to Similar Law, will not result in or constitute a violation of Similar Law.

Consultation with Counsel

The foregoing discussion is general in nature and is not intended to be all inclusive nor should it be construed as legal advice. If you are a fiduciary or other person which proposes to acquire the Bonds on behalf of, or with assets of a Plan or a governmental, church or non-U.S. plan subject to Similar Law, you should consider your general fiduciary obligations under ERISA or the Internal Revenue Code and, in the case of a governmental, church or non-U.S. plan subject to Similar Law, any Similar Law considerations and you should consult with your legal counsel as to, in the case of a Plan, the potential applicability of the plan asset regulation and other provisions of ERISA, the prohibited transaction provisions of ERISA and Section 4975 of the Internal Revenue Code to any such investment and the availability of any prohibited transaction exemption in connection with any investment or, in the case of a governmental, church or non-U.S. plan subject to Similar Law, the applicability of any Similar Law.

None of we, DTE Electric, DTE Energy nor any underwriter, or any of our or their respective affiliates, is making an investment recommendation or providing investment advice in connection with the decision to acquire the Bonds in this offering, and none of the parties identified above is acting as a fiduciary to such Plan in connection with such Plan’s acquisition of any Bonds.

The sale of Bonds to a Plan or any governmental, church or non-U.S. plan subject to Similar Law is in no respect a representation by us, the indenture trustee, DTE Electric, any other servicer, DTE Energy, any underwriter or any of our or their affiliates that this investment meets all relevant legal requirements for investments by such Plans or plans generally or any particular Plan or plan or that this investment is appropriate for such Plans or plans generally or any particular Plan or plan.

HOW A BANKRUPTCY MAY AFFECT YOUR INVESTMENT

Challenge to True Sale Treatment

DTE Electric will represent and warrant that the transfer of the Securitization Property in accordance with the Sale Agreement constitutes a true and valid sale and assignment of the Securitization Property by DTE Electric to the Issuing Entity. It will be a condition to the issuance of the Bonds that DTE Electric will take the appropriate actions under the Statute to perfect this sale. The Statute provides that a transfer of Securitization Property by an electric utility to an assignee that the parties have in the governing documentation expressly stated to be a sale or other absolute transfer in a transaction approved in a financing order, signifies that the transaction is a true sale and is not a secured transaction and that title, legal and equitable, has passed to the entity to which the Securitization Property is transferred. The Issuing Entity and DTE Electric will treat such a transaction as a sale under applicable law. However, the Issuing Entity expects that Bonds will be reflected as debt on DTE Electric’s consolidated financial statements, but DTE Electric will disclose in its consolidated financial statements that the Issuing Entity and not DTE Electric is the owner of the Securitization Property and that the assets of the Issuing Entity are not available to pay creditors of DTE Electric or its affiliates (other than the Issuing Entity). In addition, the Issuing Entity anticipates that the Bonds will be treated as debt of DTE Electric for U.S. federal income tax purposes. Please read “Material United States Federal Income Tax Consequences” in this prospectus.

In the event of a bankruptcy of a party to the Sale Agreement, if a party in interest in the bankruptcy were to take the position that the transfer of the Securitization Property to the Issuing Entity pursuant to that Sale Agreement was a financing transaction and not a true sale under applicable creditors’ rights principles, there can be no assurance that a court would not adopt such a position. Even if a court did not ultimately recharacterize the transaction as a financing transaction, the mere commencement of a bankruptcy of DTE Electric and the attendant possible uncertainty surrounding the treatment of the transaction could result in delays in payments on the Bonds and adversely affect the value of the Bonds.

In that regard, we note that the bankruptcy court in In re LTV Steel Company, Inc., 274 B.R. 278 (Bankr. N. D. Ohio 2001), issued an interim order that observed that a debtor, LTV Steel Company, Inc., which had previously entered into securitization arrangements with respect both to its inventory and its accounts receivable may have “at least some equitable interest in the inventory and receivables, and that this interest is property of the Debtor’s estate . . . sufficient to support the entry of” an interim order permitting the debtor to use proceeds of the property sold in the securitization. 274 B.R. at 285. The court based its decision in large part on its view of the equities of the case.

LTV Steel Company, Inc. and the securitization investors subsequently settled their dispute over the terms of the interim order, and the bankruptcy court entered a final order in which the parties admitted and the court found that the prepetition transactions constituted true sales. The court did not otherwise overrule its earlier ruling. The LTV Steel memorandum opinion serves as an example of the pervasive equity powers of bankruptcy courts and the importance that such courts may ascribe to the goal of reorganization, particularly where assets sold are integral to the ongoing operations of the debtor’s business.

Even if creditors did not challenge the sale of the Securitization Property as a true sale, a bankruptcy filing by DTE Electric could trigger a bankruptcy filing by the Issuing Entity with similar negative consequences for bondholders. In the bankruptcy case, In re General Growth Properties, Inc., General Growth Properties, Inc. filed for bankruptcy together with many of its direct and indirect subsidiaries, including many subsidiaries that were organized as special purpose vehicles. The bankruptcy court upheld the validity of the filings of these special purpose subsidiaries and allowed the subsidiaries, over the objections of their creditors, to use the lenders’ cash collateral to make loans to the parent for general corporate purposes. The creditors received adequate protection in the form of current interest payments and replacement liens to mitigate any diminution in value resulting from the use of the cash collateral, but the opinion serves as a reminder that bankruptcy courts may subordinate legal rights of creditors to the interests of helping debtors reorganize.

The Issuing Entity and DTE Electric have attempted to mitigate the impact of a possible recharacterization of a sale of Securitization Property as a financing transaction under applicable creditors’ rights principles. The Sale Agreement will provide that if the transfer of the applicable Securitization Property is recharacterized by a court as a financing transaction and not a true sale, the transfer by DTE Electric will be deemed to have granted to the Issuing Entity on behalf of the Issuing Entity and on behalf of the Indenture Trustee a first priority security interest in all of DTE Electric’s right, title and interest in, to and under the Securitization Property and all proceeds thereof. In addition, the Sale Agreement will require the filing of a financing statement describing the Securitization Property and the proceeds thereof as collateral in accordance with the Statute. As a result of this filing, the Issuing Entity would, in the event of a recharacterization, be a secured creditor of DTE Electric and entitled to recover against the collateral or its value. This does not, however, eliminate the risk of payment delays or reductions and other adverse effects caused by a bankruptcy of DTE Electric or its affiliates, as discussed under “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings” above. Further, if, for any reason, a proper financing statement is not filed under the Statute or the Issuing Entity fails to otherwise perfect its interest in the Securitization Property, and the transfer is thereafter deemed not to constitute a true sale, the Issuing Entity would be an unsecured creditor of DTE Electric.

The Statute provides that Securitization Property shall constitute an account as that term is defined under the Michigan UCC. The Statute further provides that, notwithstanding the provisions of the Michigan UCC, the law of the State of Michigan shall govern the perfection and the effect of perfection and priority of any security interest in the Securitization Property, and that the Statute shall control in any conflict between the Statute and any other law of the State of Michigan regarding the attachment and perfection and the effect of perfection and priority of any security interest in Securitization Property. In addition, under the Statute, a valid and enforceable lien and security interest in Securitization Property may be created only by a financing order and the execution and delivery of a security agreement with a Financing Party in connection with the issuance of Bonds. The Statute provides that the lien and security interest shall attach automatically from the time that value is received for the Bonds and shall be a continuously perfected lien and security interest in the Securitization Property, and all proceeds of the property, whether accrued or not, shall have priority in the order of filing when a financing statement has been filed with respect to the security interest in accordance with the Michigan UCC and take precedence over any subsequent judicial and other lien creditor. The Statute further provides that in addition to the rights and remedies provided by the Statute, all rights and remedies with respect to a security interest provided by the Michigan UCC shall apply to the Securitization Property. The Statute provides that the transfer of an interest in Securitization Property to an assignee shall be perfected against all third parties, including subsequent judicial and other lien creditors, when a financing statement has been filed with respect to the transfer in accordance with the Michigan UCC. The Statute provides that the priority of a lien and security interest under the Statute is not impaired by any later modification of the Financing Order or by the commingling of funds arising from Securitization Charges with other funds, and any other security interest that may apply to those funds shall be terminated when they are transferred to a segregated account for the assignee or a Financing Party. In addition, the Statute provides that if Securitization Property has been transferred to an assignee, any proceeds of that property shall be held in trust for the assignee. None of this, however, mitigates the risk of payment delays and other adverse effects caused by a DTE Electric bankruptcy. Further, if, for any reason, a properly filed financing statement related to the Securitization Property is not filed with the Michigan Department of State or the Issuing Entity fails to otherwise perfect its interest in the Securitization Property sold pursuant to the Sale Agreement, and the transfer is thereafter deemed not to constitute a true sale, the Issuing Entity would be an unsecured creditor of DTE Electric.

Consolidation of the Issuing Entity and DTE Electric

If DTE Electric were to become a debtor in a bankruptcy case, a party in interest might attempt to substantively consolidate the assets and liabilities of the Issuing Entity with those of DTE Electric. The Issuing Entity and DTE Electric have taken steps to attempt to minimize this risk. Please read “Description of the Issuing Entity” in this prospectus. However, no assurance can be given that if DTE Electric were to become a debtor in a bankruptcy case, a court would not order that the assets and liabilities of the Issuing Entity be substantively consolidated with those of DTE Electric. Substantive consolidation would result in payment of the claims of the beneficial owners of the Bonds to be subject to substantial delay and to adjustment in timing and amount under a plan of reorganization in the bankruptcy case.

Status of Securitization Property as Present Property

DTE Electric will represent in the Sale Agreement, and the Statute provides, that the Securitization Property sold pursuant to such Sale Agreement constitutes a present property right on the date that it is first transferred to the Issuing Entity in connection with the issuance of the Bonds. Nevertheless, no assurance can be given that, in the event of a bankruptcy of DTE Electric a court would not rule that the applicable Securitization Property comes into existence only as Customers use electricity.

If a court were to accept the argument that the applicable Securitization Property comes into existence only as Customers use electricity, no assurance can be given that a security interest in favor of the bondholders would attach to the Securitization Charges in respect of electricity consumed after the commencement of the bankruptcy case or that the Securitization Property relating to such Securitization Charges has been sold to the Issuing Entity. If it were determined that such Securitization Property had not been sold to the Issuing Entity, then the Issuing Entity would have an unsecured claim against DTE Electric and the security interest in favor of the bondholders did not attach to the Securitization Charges in respect of electricity consumed after the commencement of the bankruptcy case. In addition, whether or not a court determined that the applicable Securitization Property had been sold to the Issuing Entity pursuant to a Sale Agreement, no assurances can be given that a court would not rule that any Securitization Charges relating to electricity consumed after the commencement of the bankruptcy could not be transferred to the Issuing Entity or the Indenture Trustee and/or that the security interest in favor of the bondholders did not attach to such Securitization Charges. In either case, there would be delays and/or reductions in payments on the Bonds.

In addition, in the event of a bankruptcy of DTE Electric, a party in interest in the bankruptcy could assert that the Issuing Entity should pay, or that the Issuing Entity should be charged for, a portion of DTE Electric’s costs associated with the distribution of the electricity, usage of which gave rise to the Securitization Charge receipts used to make payments on the Bonds.

Regardless of whether DTE Electric is the debtor in a bankruptcy case, if a court were to accept the argument that Securitization Property sold pursuant to the Sale Agreement comes into existence only as Customers use electricity, a tax or government lien or other nonconsensual lien on property of DTE Electric arising before that Securitization Property came into existence could have priority over the Issuing Entity’s interest in that Securitization Property. Adjustments to the Securitization Charges may be available to mitigate this exposure, although there may be delays in implementing these adjustments.

Estimation of Claims; Challenges to Indemnity Claims

If DTE Electric were to become a debtor in a bankruptcy case, to the extent the Issuing Entity does not have secured claims as discussed above, claims, including indemnity claims, by the Issuing Entity or the Indenture Trustee against DTE Electric, as Seller, under the Sale Agreement and the other documents executed in connection therewith would be unsecured claims and would be subject to being discharged in the bankruptcy case. In addition, a party in interest in the bankruptcy may request that the bankruptcy court estimate any contingent claims that the Issuing Entity or the Indenture Trustee have against DTE Electric. That party may then take the position that these claims should be estimated at zero or at a low amount because the contingency giving rise to these claims is unlikely to occur. If a court were to hold that the indemnity provisions were unenforceable, the Issuing Entity or the Indenture Trustee, as applicable, would be left with a claim for actual damages against DTE Electric based on breach of contract principles. The actual amount of these damages would be subject to estimation and/or calculation by the court.

No assurances can be given as to the result of any of the above-described actions or claims. Furthermore, no assurance can be given as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving DTE Electric.

Enforcement of Rights by the Indenture Trustee

Upon an event of default under the Indenture, the Indenture Trustee may seek to enforce the security interest in the Securitization Property sold pursuant to the Sale Agreement in accordance with the terms of the Indenture. In this capacity, the Indenture Trustee is permitted to request a court of competent jurisdiction to order sequestration and payment to the bondholders of all revenues arising from the Securitization Property. There can be no assurance, however, that a court would issue this order after a bankruptcy filing by DTE Electric or the Issuing Entity in light of the automatic stay provisions of Section 362 of the Bankruptcy Code. In that event, the Indenture Trustee may under the Indenture seek an order from the bankruptcy court lifting the automatic stay in order to allow a court to enter the sequestration and payment order. There can be no assurance that the bankruptcy court would lift the stay and/or the court would issue the sequestration and payment order.

Bankruptcy of the Servicer

The Servicer is entitled to commingle the Securitization Charges that it receives with its own funds until each date on which the Servicer is required to remit funds to the Indenture Trustee as specified in the Servicing Agreement (i.e., no later than the second Servicer Business Day of receipt). The Statute provides that the priority of a lien and security interest created under the Statute is not impaired by the commingling of funds arising from Securitization Charges with other funds. In the event of a bankruptcy of the Servicer, a party in interest in the bankruptcy might assert, and a court might rule, that the Securitization Charges commingled by the Servicer with its own funds and held by the Servicer, prior to and as of the date of bankruptcy were property of the Servicer as of that date, and are therefore property of the Servicer’s bankruptcy estate, rather than property of the Issuing Entity. If the court so rules, then the court would likely rule that the Indenture Trustee has only a general unsecured claim against the Servicer for the amount of commingled Securitization Charges held as of that date and could not recover the commingled Securitization Charges held as of the date of the bankruptcy.

However, if the court were to rule on the ownership of the commingled Securitization Charges, the automatic stay arising upon the bankruptcy of the Servicer could delay the trustee from receiving the commingled Securitization Charges held by the Servicer as of the date of the bankruptcy until the court grants relief from the stay. A court ruling on any request for relief from the stay could be delayed pending the court’s resolution of whether the commingled Securitization Charges are the Issuing Entity’s property or are property of the Servicer, including resolution of any tracing of proceeds issues.

The Servicing Agreement will provide that the Indenture Trustee, as assignee of the Issuing Entity, together with the other persons specified therein, may appoint a successor Servicer that satisfies the Rating Agency Condition. The Servicing Agreement will also provide that the Indenture Trustee, together with the other persons specified therein, may petition the MPSC or a court of competent jurisdiction to appoint a successor Servicer that meets this criterion. However, the automatic stay in effect during a servicer bankruptcy might delay or prevent a successor Servicer’s replacement of the Servicer. Even if a successor Servicer may be appointed and may replace the Servicer, a successor Servicer may be difficult to obtain and may not be capable of performing all of the duties that DTE Electric as Servicer was capable of performing. Furthermore, should the Servicer enter into bankruptcy, it may be permitted to stop acting as Servicer.

USE OF PROCEEDS

The net proceeds of this offering are estimated to be approximately $    , after deducting underwriting discounts and commissions and initial qualified costs. The Issuing Entity will use the net proceeds from the sale of the Bonds to purchase the Securitization Property from the Seller. DTE Electric, the Seller, will apply the proceeds of the sale of the Securitization Property in accordance with the Financing Order, as required by the Statute. The Financing Order approves proceeds to be applied for the following uses: (i) to pay initial qualified costs incurred in connection with the issuance of the Bonds; (ii) to reimburse DTE Electric for qualified costs, all of which shall have been incurred at the time of issuance of the Bonds; and (iii) to refinance or retire a portion of debt or equity of DTE Electric in accordance with the Statute. DTE Electric plans to use the funds to repay a portion of DTE Electric’s 2024 Series B 4.85% General & Refunding Mortgage Bonds due December 1, 2026 and to retire a portion of DTE Electric’s existing equity.

PLAN OF DISTRIBUTION

Subject to the terms and conditions in the Underwriting Agreement among the Issuing Entity, DTE Electric and the underwriters, for whom Citigroup Global Markets Inc. is acting as representative, the Issuing Entity has agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the Bonds listed opposite each underwriter’s name below:

Underwriter	Tranche A-1	Tranche A-2
Citigroup Global Markets Inc.	$	$
Total	$	$

Under the terms of the Underwriting Agreement, the underwriters are obligated to take and pay for all of the Bonds offered through this prospectus, if any are taken. If an underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the Underwriting Agreement may be terminated.

The Underwriters’ Sales Price for the Bonds

The Bonds sold by the underwriters to the public will be initially offered at the prices to the public set forth on the cover of this prospectus. The underwriters propose initially to offer the Bonds to dealers at such prices, less a selling concession not to exceed the percentage listed below for each tranche. The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below for each tranche.

Tranche	Selling Concession		Reallowance Discount
A-1		%		%
A-2		%		%

After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.

No Assurance as to Resale Price or Resale Liquidity for the Bonds

The Bonds are a new issue of securities with no established trading market. They will not be listed on any securities exchange. The underwriters have advised the Issuing Entity that they intend to make a market in the Bonds, but they are not obligated to do so and may discontinue market making at any time without notice. The Issuing Entity cannot assure you that a liquid trading market will develop for the Bonds.

Various Types of Underwriter Transactions That May Affect the Price of the Bonds

The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the Bonds in accordance with Regulation M under the Exchange Act. Overallotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions are bids to purchase the Bonds, which are permitted, so long as the stabilizing bids do not exceed a specific maximum price. Syndicate covering transactions involve purchases of the Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Bonds originally sold by the syndicate member are purchased in a syndicate covering transaction. These overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the Bonds to be higher than they would otherwise be. None of the Issuing Entity, DTE Electric, the Indenture Trustee, the Issuing Entity’s managers or any of the underwriters represents that the underwriters will engage in any of these transactions or that these transactions, if commenced, will not be discontinued without notice at any time.

The underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to DTE Electric and its affiliates for which they have in the past received, and in the future may receive, customary fees. In addition, each underwriter may from time to time take positions in the Bonds. Citigroup Global Markets Inc., as structuring agent, has rendered certain structuring services to the Issuing Entity for which it was compensated. See “Affiliations and Certain Relationships and Related Transactions”. In accordance with FINRA Rule 5110, these amounts and the reimbursement of the structuring agent’s expenses are deemed underwriting compensation in connection with the offering.

The Issuing Entity estimates that the total expenses of this offering will be $    . The Issuing Entity and DTE Electric have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters, including the validity of the Bonds and other conditions contained in the Underwriting Agreement, such as receipt of ratings confirmations, officer’s certificates and legal opinions.

The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject offers in whole or in part.

The Issuing Entity expects to deliver the Bonds against payment for the Bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the    Business Day following the date of pricing of the Bonds. Since trades in the secondary market generally settle in one Business Day, purchasers who wish to trade Bonds prior to the Business Day prior to settlement will be required, by virtue of the fact that the Bonds initially will settle in T+ , to specify alternative settlement arrangements to prevent a failed settlement.

AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Issuing Entity is a wholly-owned subsidiary of DTE Electric. DTE Electric is a wholly-owned indirect subsidiary of DTE Energy. One of the underwriters, Citigroup Global Markets Inc. also served as structuring agent to DTE Electric in connection with the structuring of the Bonds and will receive a fee of $    plus reimbursement of expenses for such services.

In addition, an affiliate of Citigroup Global Markets Inc is a lender under DTE Electric’s five-year credit facility.

U.S. Bank Trust Company, National Association is the indenture trustee in connection with the Series 2023A Securitization Bonds issued by DTE Electric Securitization Funding II LLC, which is a wholly-owned subsidiary of DTE Electric. Affiliates of the Indenture Trustee act as lender for, and provide other banking, investment banking and other financial services to, DTE Electric, DTE Energy and their respective affiliates.

RATING INFORMATION

The Issuing Entity expects that the Bonds will be rated by at least two NRSROs (the Rating Agencies). A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning Rating Agency. Each rating should be evaluated independently of any other rating. No Person is obligated to maintain the rating on any Bonds and, accordingly, the Issuing Entity can give no assurance that the ratings assigned to any tranche of Bonds upon initial issuance will not be lowered or withdrawn by a Rating Agency at any time thereafter. If a rating on any tranche of Bonds is lowered or withdrawn, the liquidity of such tranche of Bonds may be adversely affected. In general, ratings address credit risk and do not represent any assessment of any particular rate of principal payments on the Bonds other than the payment in full of the Bonds by the applicable Final Maturity Date, as well as the timely payment of interest.

Under Rule 17g-5 under the Exchange Act, any NRSRO providing the Servicer with the requisite certification will have access to all information posted on a website by the Servicer for the purpose of determining the initial rating and monitoring the rating after the issuance date in respect of the Bonds. As a result, a NRSRO other than the Rating Agencies may issue Unsolicited Ratings on the Bonds, which may be lower, and could be significantly lower, than the ratings assigned by the Rating Agencies. The Unsolicited Ratings may be issued prior to, or after, the issuance date in respect of the Bonds. Issuance of any Unsolicited Rating will not affect the issuance of the Bonds. Issuance of an Unsolicited Rating lower than the ratings assigned by the Rating Agencies on the Bonds might adversely affect the value of the Bonds and, for regulated entities, could affect the status of the Bonds as a legal investment or the capital treatment of the Bonds. Investors in the Bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a NRSRO other than the Rating Agencies that is lower than the rating of the Rating Agencies.

A portion of the fees paid by the Issuing Entity to any Rating Agency is contingent upon the issuance of the Bonds. In addition to the fees paid by the Issuing Entity to such Rating Agency or Rating Agencies at closing, the Issuing Entity will pay a fee to such Rating Agency or Rating Agencies for ongoing surveillance for so long as the Bonds are outstanding. However, no Rating Agency is under any obligation to continue to monitor or provide a rating on the Bonds.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement the Issuing Entity and DTE Electric have filed with the SEC relating to the Bonds. This prospectus describes the material terms of some of the documents that have been filed or will be filed as exhibits to the registration statement. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits. Information filed with the SEC can be inspected at the SEC’s Internet site located at http://www.sec.gov.

You may also obtain a copy of filings with the SEC at no cost from DTE Electric and the Issuing Entity by accessing the website of DTE Electric’s ultimate parent company, DTE Energy, at www.dteenergy.com. The information contained on, or accessible from, DTE Energy’s website is not a part of, and is not incorporated in, the registration statement of which this prospectus forms a part. You may also obtain a copy of our filings with the SEC at no cost, by writing to or telephoning the Issuing Entity at the following address:

DTE Electric Securitization Funding III LLC

Attn: Timothy J. Lepczyk

One Energy Plaza

Detroit, Michigan 48226-1221

(313) 235-4000

The Issuing Entity or DTE Electric as depositor will also file with the SEC all periodic reports the Issuing Entity or the depositor are required to be filed under the Exchange Act and the rules, regulations or orders of the SEC thereunder; however, neither the Issuing Entity nor DTE Electric as depositor intends to file any such reports relating to the Bonds following completion of the reporting period required by Rule 15d-1 or Regulation 15D under the Exchange Act, unless required by law. Unless specifically stated in the report, the reports and any information included in the report will neither be examined nor reported on by an independent public accountant. For a more detailed description of the information to be included in these periodic reports, please read “Description of the Bonds—Website Disclosure”.

INCORPORATION BY REFERENCE

The SEC allows the Issuing Entity and DTE Electric to “incorporate by reference” into this prospectus information the Issuing Entity and DTE Electric file with the SEC. This means disclosure of important information may be made by referring you to the documents containing the information. The information incorporated by reference is considered to be part of this prospectus, unless such information is updated or superseded by the information that the Issuing Entity or DTE Electric files subsequently that is incorporated by reference into this prospectus.

To the extent that the Issuing Entity is required by law to file such reports and information with the SEC under the Exchange Act, the Issuing Entity will file annual and current reports and other information with the SEC. The Issuing Entity is incorporating by reference any future filings it or the sponsor, but solely in its capacity as the sponsor, makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, excluding any information that is furnished to and not filed with the SEC. These reports will be filed under the Issuing Entity’s name. Under the Indenture, the Issuing Entity may voluntarily suspend or terminate the filing obligations as issuing entity (under the SEC rules) with the SEC, to the extent permitted by applicable law.

The Issuing Entity is incorporating into this prospectus any future distribution report on Form 10-D, current report on Form 8-K or any amendment to any such report which the Issuing Entity or DTE Electric, solely in its capacity as depositor, make with the SEC until the offering of the Bonds is completed. These reports will be filed under the Issuing Entity’s name. In addition, these reports will be posted on the website of DTE Electric’s ultimate parent company, DTE Energy, at www.dteenergy.com. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

INVESTMENT COMPANY ACT OF 1940 AND VOLCKER RULE MATTERS

The Issuing Entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, contained in Rule 3a-7 under the 1940 Act, although there may be additional exclusions or exemptions available to the Issuing Entity. As a result of such exclusion, the Issuing Entity will not be subject to regulation as an “investment company” under the 1940 Act.

In addition, the Issuing Entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule, or the Volcker Rule, under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. As part of the Dodd-Frank Act, federal law prohibits a “banking entity” - which is broadly defined to include banks, bank holding companies and affiliates thereof - from engaging in proprietary trading or holding ownership interests in certain private funds. The definition of “covered fund” in the regulations adopted to implement the Volcker Rule includes (generally) any entity that would be an investment company under the 1940 Act but for the exemption provided under Section 3(c)(1) or 3(c)(7) thereunder. Because the Issuing Entity will rely on Rule 3a-7 under the 1940 Act, it will not be considered a “covered fund” within the meaning of the Volcker Rule regulations.

RISK RETENTION

This offering of Bonds is a public utility securitization exempt from the risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of Regulation RR.

For information regarding the requirements of the EU Securitization Regulation and the UK Securitization Framework as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with the Purchase of the Bonds—Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the Bonds” in this prospectus.

LEGAL PROCEEDINGS

From time to time, the Issuing Entity and DTE Electric may be subject to various legal proceedings and claims that arise in the course of their business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, the Issuing Entity and DTE Electric do not believe they are party to any claim or litigation, the outcome of which, if determined adversely to the Issuing Entity or DTE Electric, would individually or in the aggregate be reasonably expected to be material to bondholders. Regardless of the outcome, litigation can have an adverse impact on the Issuing Entity and DTE Electric because of defense and settlement costs, diversion of management resources and other factors.

LEGAL MATTERS

Certain legal matters relating to the Bonds, including certain U.S. federal income tax matters, will be passed on by Hunton Andrews Kurth LLP, New York, New York, counsel to DTE Electric and the Issuing Entity. Certain other legal matters relating to the Bonds will be passed on by Miller Canfield Paddock and Stone, P.L.C., Detroit, Michigan, Michigan counsel to DTE Electric and the Issuing Entity, by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to the Issuing Entity, and by Pillsbury Winthrop Shaw Pittman LLP, New York, New York, counsel to the underwriters. Pillsbury Winthrop Shaw Pittman LLP has represented, and may continue to represent, DTE Electric and certain of its affiliates in connection with matters unrelated to this offering.

GLOSSARY

As used in this prospectus the terms below have the following meanings:

“Account Bank” means U.S. Bank National Association or any successor account bank under the Indenture.

“Accounts” means the Payment Account, the Collection Accounts and the Capital Account.

“Administration Agreement” means the administration agreement to be entered into between DTE Electric and the Issuing Entity, as the same may be amended and supplemented from time to time.

“Administrator” means DTE Electric, as administrator under the Administration Agreement.

“Affiliate wheeling” means a person’s use of direct access service where an electric utility delivers electricity generated at a person’s industrial site to that person or that person’s affiliate at a location, or general aggregated locations, within the State of Michigan that was either one of the following: (i) for at least 90 days during the period from January 1, 1996 to October 1, 1999, supplied by self-service power, but only to the extent of the capacity reserved or load served by self-service power during the period; or (ii) capable of being supplied by a person’s cogeneration capacity within the State of Michigan that has had since January 1, 1996 a rated capacity of 15 megawatts or less, was placed in service before December 31, 1975 and has been in continuous service since that date. The term affiliate for purposes of this definition means a person or entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with another specified entity, where control means, whether through an ownership, beneficial, contractual or equitable interest, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person or entity or the ownership of at least 7% of an entity either directly or indirectly.

“Application” means DTE Electric’s application for a financing order filed with the MPSC pursuant to the Statute in MPSC Docket No. U-22109.

“Bankruptcy Code” means Title 11 of the United States Code, as amended from time to time.

“Basic Documents” means the Indenture, the Administration Agreement, the Sale Agreement and the Bill of Sale, the certificate of formation of the Issuing Entity, the LLC Agreement, the Servicing Agreement, the Intercreditor Agreement, the Series Supplement, the Letter of Representations, the Underwriting Agreement and all other documents and certificates delivered in connection therewith.

“Belle River” means DTE Electric’s Belle River generating facility.

“Belle River Costs” means up to $236.7 million of the remaining net book value of DTE Electric’s investment in the Belle River coal handling assets.

“Bill of Sale” means the bill of sale delivered pursuant to the Sale Agreement.

“Bonds” means, unless the context requires otherwise, the senior secured securitization bonds offered pursuant to this prospectus.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Detroit, Michigan or New York, New York are, or DTC or the corporate trust office of the Indenture Trustee is, authorized or obligated by law, regulation or executive order to be closed.

“Capital Account” means the capital account which will be funded by DTE Electric on or prior to the issuance of the Bonds through a capital contribution in an amount equal to at least 0.50% of the initial aggregate principal amount of the Bonds issued.

“Clearing Agency” means an organization registered as a “clearing agency” pursuant to Section 17A of the Exchange Act.

“Collateral” means all of the Issuing Entity’s right, title and interest (whether owned on the issuance date or thereafter acquired or arising) in and to the following property in which the Issuing Entity, as assignee of the Seller, will grant the Indenture Trustee a security interest: (i) the Securitization Property created under and pursuant to the Financing Order and the Statute, and transferred by the Seller to the Issuing Entity pursuant to the Sale Agreement (including, to the fullest extent permitted by law, the right to impose, collect and receive Securitization Charges, the right to obtain True-Up Adjustments, and all revenue, collections, payments, money and proceeds arising out of the rights and interests created under the Financing Order); (ii) all Securitization Charges related to the Securitization Property; (iii) the Sale Agreement and the Bill of Sale executed in connection therewith and all property and interests in property transferred under the Sale Agreement and the Bill of Sale with respect to the Securitization Property and the Bonds; (iv) the Servicing Agreement, the Administration Agreement, the Intercreditor Agreement and any subservicing, agency, intercreditor, administration or collection agreements executed in connection therewith, to the extent related to the foregoing Securitization Property and the Bonds; (v) the Collection Account (including all subaccounts thereof), the Capital Account and the Payment Account and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto; (vi) all rights to compel the Servicer to file for and obtain True-Up Adjustments to the Securitization Charges in accordance with the Statute and the Financing Order; (vii) all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, whether such claims, demands, causes and choses in action constitute Securitization Property, accounts, general intangibles, instruments, contract rights, chattel paper or proceeds of such items or any other form of property; (viii) all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing; and (ix) all payments on or under and all proceeds in respect of any or all of the foregoing. The Collateral does not include (x) cash that has been released pursuant to the terms of the Indenture; and (y) amounts deposited with the Issuing Entity on the issuance date, for payment of costs of issuance with respect to the Bonds (together with any interest earnings thereon).

“Collection Account” means each segregated trust account or accounts relating to the Bonds (including each of the subaccounts contained therein) designated as a collection account and held by the Indenture Trustee under the Indenture. References to the Collection Account in this prospectus mean one or both of the Power Supply Collection Account or Distribution Collection Account as the context requires.

“Current ROA Customers” means ROA Customers as of August 6, 2026 to the extent that those ROA Customers remain on DTE Electric’s retail choice program and do not return to retail electric service.

“Customers” means all existing and future retail electric distribution customers of DTE Electric or its successors, subject to one or both of Power Supply Securitization Charges or Distribution Securitization Charges.

“Depositor” means DTE Electric in its role as depositor.

“Distribution Amounts” means principal of, interest on and ongoing other qualified costs relating to the Bonds issued to recover Distribution Costs.

“Distribution Collection Account” means the segregated trust account (including each of the subaccounts contained therein) relating to the Bonds designated as the collection account for the Distribution Securitization Charges and held by the Trustee under the Indenture.

“Distribution Costs” means up to $340.2 million of the regulatory asset associated with DTE Electric’s tree trimming surge program.

“Distribution Customers” means all existing and future retail electric distribution customers of DTE Electric or its successors, excluding (i) customers to the extent they obtain or use self-service power and (ii) customers to the extent engaged in affiliate wheeling.

“Distribution Securitization Charges” means the Securitization Charge payable by all Distribution Customers.

“Distribution Securitization Property” means the rights and interests of DTE Electric, or its successor, under the Financing Order, including, without limitation: (i) the right to impose, collect, and receive Distribution Securitization Charges in an amount necessary to allow for the full recovery of all qualified costs in respect of Distribution Costs; (ii) the right to obtain True-Up Adjustments of Distribution Securitization Charges under Section 10k(3) of the Statute; and (iii) all revenues, collections, payment, money, and proceeds arising out of the rights and interests described under Section 10j of the Statute.

“DTE Electric” means DTE Electric Company, a Michigan corporation, a wholly-owned indirect subsidiary of DTE Energy.

“DTE Energy” means DTE Energy Company, a Michigan corporation, DTE Electric’s ultimate parent company.

“Eligible Institutions” has the meaning specified under “Security for the Bonds—Description of Indenture Accounts—Capital Account” in this prospectus.

“Eligible Investments” has the meaning specified under “Security for the Bonds—Description of Indenture Accounts—Eligible Investments for Funds in the Capital Account, Payment Account and Collection Accounts” in this prospectus.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Event of default” has the meaning specified under “Description of the Bonds—Events of Default; Rights Upon Event of Default” in this prospectus.

“Excess Funds Subaccount” means that subaccount of each Collection Account into which funds collected by the Servicer in excess of amounts necessary to make payments specified on a given Payment Date are allocated.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FATCA” means sections 1471 through 1474 of the Code and associated Treasury regulations and related administrative guidance.

“FERC” means the Federal Energy Regulatory Commission.

“Final Maturity Date” means, with respect to each tranche of Bonds, the applicable final maturity date therefor as specified in the Series Supplement.

“Financing Order” means, unless the context indicates otherwise, the financing order issued by the MPSC to DTE Electric on August 6, 2026, Case No. U-22109, authorizing the creation of the Securitization Property.

“Financing Party” means a holder of Bonds, including trustees, collateral agents, and other persons acting for the benefit of the holder.

“Governmental Authority” means any nation or government, any U.S. federal, state, local or other political subdivision thereof and any court, administrative agency or other instrumentality or entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

“Hired NRSROs” means the NRSROs hired by the Sponsor.

“Holder” or “Bondholder” means a registered holder of the Bonds.

“Indenture” means the indenture, to be entered into between the Issuing Entity and U.S. Bank Trust Company, National Association, as Indenture Trustee, and U.S. Bank National Association, as Securities Intermediary and Account Bank, and the Series Supplement, with respect to the issuance of the Bonds, as the same may be amended and supplemented from time to time.

“Indenture Trustee” means U.S. Bank Trust Company, National Association or any successor indenture trustee under the Indenture.

“Initial Servicer” means DTE Electric in its role as Initial Servicer.

“Intercreditor Agreement” means the amended and restated intercreditor agreement to be entered into concurrent with the issuance of the Bonds among the Issuing Entity, DTE Electric (on behalf of itself and in its capacity as Servicer, as servicer of the Series 2022A Securitization Bonds and as servicer of the Series 2023A Securitization Bonds), DTE Electric Securitization Funding I LLC, DTE Electric Securitization Funding II LLC, The Bank of New York Mellon, as trustee for the Series 2022A Securitization Bonds and U.S. Bank Trust Company, National Association, as trustee for the Series 2023A Securitization Bonds and as Indenture Trustee.

““Internal Revenue Code” or “Code” means the Internal Revenue Code of 1986, as amended.

“IRS” means the Internal Revenue Service.

“Issuing Entity” means DTE Electric Securitization Funding III LLC, a Delaware limited liability company.

“kWh” means kilo-watt hour.

“Letter of Representations” means any applicable agreement between the Issuing Entity and the applicable Clearing Agency, with respect to such Clearing Agency’s rights and obligations (in its capacity as a Clearing Agency) with respect to any Bond issued in book-entry form.

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of DTE Electric Securitization Funding III LLC, to be dated as of the issuance date.

“Manager” means each manager of the Issuing Entity under the LLC Agreement.

“MERC” means DTE Electric’s wholly owned subsidiary Midwest Energy Resources Company.

“MERC Costs” means up to $16.0 million of the unrecovered balances of costs related to MERC.

“Michigan UCC” means the Michigan Uniform Commercial Code codified in Public Act 174 of 1962, as amended; MCL 440.1101, et seq.

“Monthly Servicer’s Certificate” means a written report delivered by the Servicer to the Issuing Entity, the Indenture Trustee, and the Rating Agencies not later than fifteen (15) days after the end of each month after the Bonds are issued.

“Moody’s” means Moody’s Investors Service, Inc. References to Moody’s are effective so long as Moody’s is a Rating Agency.

“MPSC” means the Michigan Public Service Commission.

“MPSC Regulations” means all regulations, rules, tariffs and laws applicable to public utilities or Bonds, as the case may be, and promulgated by, enforced by or otherwise within the jurisdiction of the MPSC.

“Nonbypassable” means that the payment of the Securitization Charges must be paid by a retail electric distribution customer of DTE Electric or its successors, regardless of the identity of the retail electric distribution customer’s electric generation supplier.

“NRSRO” means a nationally recognized statistical rating organization.

“Ongoing other qualified costs” means the qualified costs arising from time to time from the issuance of Bonds that will be payable from Securitization Charge collections on an ongoing basis over the transaction’s life, and includes, among other things, servicing fees, trustee fees, legal fees, administrative fees, rating agency and related fees (i.e. website provider fees), independent manager fees, SEC reporting expenses, auditor expenses relating to the Bonds and other operating expenses incurred by, or on behalf of, the Issuing Entity; provided, however, that ongoing other qualified costs do not include the Issuing Entity’s costs of issuance of the Bonds and DTE Electric’s costs of retiring existing debt and equity securities.

“Paying Agent” means, with respect to the Indenture, U.S. Bank Trust Company, National Association and any other Person appointed as a paying agent for the Bonds pursuant to the Indenture.

“Payment Account” means the segregated trust account relating to the Bonds which will receive deposits from the Power Supply Collection Account and Distribution Collection Account (including subaccounts thereof) and the Capital Account on or prior to any Payment Date and held by the Indenture Trustee under the Indenture.

“Payment Date” means the date or dates on which interest and principal are to be payable on any tranche of the Bonds.

“Person” means any individual, corporation, limited liability company, estate, partnership, joint venture, association, joint stock company, trust (including any beneficiary thereof), unincorporated organization or Governmental Authority.

“Power Supply” means, collectively, Belle River and MERC.

“Power Supply Amounts” means principal of, interest on and ongoing other qualified costs relating to the Bonds issued to recover Power Supply Costs.

“Power Supply Costs” means Belle River Costs and MERC Costs.

“Power Supply Collection Account” means the segregated trust account (including each of the subaccounts contained therein) relating to the Bonds designated as the collection account for the Power Supply Securitization Charges and held by the Trustee under the Indenture.

“Power Supply Customers” means Distribution Customers, excluding Current ROA Customers as of August 6, 2026 (and who do not become retail electric distribution customers of DTE Electric or its successors after August 6, 2026).

“Power Supply Securitization Charges” means the Securitization Charge payable by all Power Supply Customers.

“Power Supply Securitization Property” means the rights and interests of DTE Electric, or its successor, under the Financing Order, including, without limitation: (i) the right to impose, collect, and receive Power Supply Securitization Charges in an amount necessary to allow for the full recovery of all qualified costs in respect of Power Supply; (ii) the right to obtain True-Up Adjustments of Power Supply Securitization Charges under Section 10k(3) of the Statute; and (iii) all revenues, collections, payment, money, and proceeds arising out of the rights and interests described under Section 10j of the Statute.

“PTCE” means a prohibited transaction class exemption of the United States Department of Labor.

“Qualified costs” means the qualified costs allowed to be recovered by DTE Electric under the Financing Order.

“Rating Agency” means any of Moody’s or S&P that provides a rating with respect to the Bonds. If no such organization (or successor) is any longer in existence, “Rating Agency” shall be a NRSRO or other comparable Person designated by the Issuing Entity, notice of which designation shall be given to the Indenture Trustee and the Servicer.

“Rating Agency Condition” means with respect to any action, at least ten Business Days’ prior written notification to each Rating Agency of such action and written confirmation from each of S&P and Moody’s to the Issuing Entity and the Indenture Trustee that such action will not result in a suspension, reduction or withdrawal of the then current rating by such Rating Agency of the Bonds; provided that if within such ten Business Day period, any Rating Agency (other than S&P) has neither replied to such notification nor responded in a manner that indicates that such Rating Agency is reviewing and considering the notification, then (a) the Issuing Entity shall be required to confirm that such Rating Agency has received the Rating Agency Condition request and, if it has, promptly request the related Rating Agency Condition confirmation and (b) if the Rating Agency neither replies to such notification nor responds in a manner that indicates it is reviewing and considering the notification within five Business Days following such second request, the applicable Rating Agency Condition requirement shall not be deemed to apply to such Rating Agency. For the purposes of this definition, any confirmation, request, acknowledgment or approval that is required to be in writing may be in the form of electronic mail or a press release (which may contain a general waiver of a Rating Agency’s right to review or consent).

“Regulation AB” means the SEC’s Asset Backed Securities regulations under 17 CFR Part 229, Subpart 229.1100 et seq.

“Regulation RR” means the risk retention regulations in 17 C.F.R. Part 246 of the Exchange Act.

“Required Capital Level” means the amount of capital required to be funded in the Capital Account, which will equal 0.50% of the initial aggregate principal amount of the Bonds issued.

“Return on Invested Capital” means, for any Payment Date with respect to any collection period, the sum of investments earnings on the Capital Account for such collection period.

“ROA” means retail open access.

“ROA Customers” means customers taking ROA service from DTE Electric, on DTE Electric’s retail choice program.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor thereto. References to S&P are effective so long as S&P is a Rating Agency.

“Sale Agreement” means the Purchase and Sale Agreement to be entered into between DTE Electric, as Seller, and the Issuing Entity, with respect to the sale of the Securitization Property to the Issuing Entity, as the same may be amended and supplemented from time to time.

“Scheduled Final Payment Date” means the date or dates when all interest and principal is scheduled to be paid with respect to a tranche of the Bonds in accordance with the expected amortization schedule.

“Scheduled Payment Date” means each Payment Date on which principal for a tranche of the Bonds is to be paid in accordance with the expected amortization schedule.

“Secured Parties” means the Indenture Trustee, the Bondholders and any credit enhancer described in the Series Supplement.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Intermediary” means U.S. Bank National Association or any successor securities intermediary under the Indenture.

“Securitization Charges” means nonbypassable amounts to be charged for the use or availability of electric services, approved by the MPSC under the Financing Order to fully recover qualified costs, that shall be collected by DTE Electric, its successors, an assignee or other collection agents as provided in the Financing Order. References to Securitization Charges in this prospectus means one or both of the Power Supply Securitization Charges and the Distribution Securitization Charges as the context requires.

“Securitization Property” means the rights and interests of DTE Electric, or its successor, under the Financing Order, including, without limitation: (i) the right to impose, collect, and receive Securitization Charges in an amount necessary to allow for the full recovery of all qualified costs; (ii) the right to obtain True-Up Adjustments of Securitization Charges under Section 10k(3) of the Statute; and (iii) all revenues, collections, payment, money, and proceeds arising out of the rights and interests described under Section 10j of the Statute. References to the Securitization Property in this prospectus means one or both of the Power Supply Securitization Property and the Distribution Securitization Property as the context requires.

“Securitization rate class” has the meaning specified under “DTE Electric Company—The Depositor, Sponsor, Seller and Initial Servicer—DTE Electric Customers Base and Electric Energy Consumption” in this prospectus.

“Self-service power” means (i) electricity generated and consumed at an industrial site or contiguous industrial site or single commercial establishment or single residence without the use of an electric utility’s transmission and distribution system or (ii) electricity generated primarily by the use of by-product fuels, including waste water solids, which electricity is consumed as part of a contiguous facility, with the use of an electric utility’s transmission and distribution system, but only if the point or points of receipt of the power within the facility are not greater than three miles distant from the point of generation. A site or facility with load existing on the effective date of the Statute that is divided by an inland body of water or by a public highway, road or street but that otherwise meets this definition meets the contiguous requirement of this definition regardless of whether self-service power was being generated on the effective date of the Statute. A commercial or industrial facility or single residence that meets the requirements of clause (i) above or clause (ii) above meets this definition whether or not the generation facility is owned by an entity different from the owner of the commercial or industrial site or single residence.

“Seller” means DTE Electric in its role as seller.

“Semi-Annual Servicer’s Certificate” means a written report delivered by the Servicer to the Issuing Entity, the Indenture Trustee, and the Ratings Agencies, no later than five Servicer Business Days prior to each Payment Date or Special Payment Date.

“Series 2001-1 Securitization Bonds” means the $1.75 billion aggregate principal amount of securitization bonds issued in March 2001 by The Detroit Edison Securitization Funding LLC pursuant to the Statute.

“Series 2022A Securitization Bonds” means the $235.8 million aggregate principal amount of senior secured securitization bonds issued in March 2022 by DTE Electric Securitization Funding I LLC pursuant to the Statute.

“Series 2023A Securitization Bonds” means the $601.6 million aggregate principal amount of senior secured securitization bonds issued in November 2023 by DTE Electric Securitization Funding II LLC pursuant to the Statute.

“Series Supplement” means the indenture supplemental to the Indenture that authorizes the issuance of the Bonds.

“Servicer” means DTE Electric, acting as the servicer, and any successor or assignee servicer, which will service the Securitization Property under the Servicing Agreement with the Issuing Entity.

“Servicer Business Day” means any day other than a Saturday, a Sunday or a holiday, on which the Servicer and Indenture Trustee maintain normal office hours and conduct business.

“Servicing Agreement” means the Securitization Property Servicing Agreement to be entered into between the Issuing Entity and DTE Electric, and acknowledged and accepted by the Indenture Trustee, pursuant to which DTE Electric will act as Servicer of the Securitization Property, as the same may be amended and supplemented from time to time.

“Special Payment Date” means the date on which any payment of principal of or interest (including any interest accruing upon default) on, or any other amount in respect of, the Bonds that is not actually paid within five days of the Payment Date applicable thereto is to be made by the Indenture Trustee to the bondholders.

“Sponsor” means DTE Electric in its role as sponsor.

“State Pledge” means the pledge of the State of Michigan pursuant to the Statute whereby the State of Michigan has pledged, for the benefit and protection of the Financing Parties and DTE Electric, that it will not take or permit any action that would impair the value of Securitization Property, reduce, or alter, except as allowed under the Statute (relating to True-Up Adjustments), or impair the Securitization Charges to be imposed, collected, and remitted to Financing Parties until the principal, interest and premium, if any, and any other charges incurred and contracts performed in connection with the Bonds have been paid and performed in full.

“Statute” means the laws of the State of Michigan adopted in June 2000 enacted as 2000 PA 142, as amended, which amended Public Act 3 of 1939, MCL 460.1 et seq.

“True-Up Adjustment” means a periodic adjustment to Securitization Charges pursuant to the True-Up Mechanism.

“True-Up Mechanism” means the mechanism required by the Statute and authorized by the Financing Order whereby the Servicer will apply to the MPSC for adjustments to the applicable Securitization Charges based on actual collected Securitization Charges and updated assumptions by the Servicer as to future collections of Securitization Charges.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, as in force on the issuance date, unless otherwise specifically provided.

“UCC” means the Uniform Commercial Code, as in effect in the relevant jurisdiction.

“Underwriting Agreement” means the Underwriting Agreement to be entered into among DTE Electric, the representatives of the underwriters named therein and the Issuing Entity, with respect to the sale of the Bonds.

“Unsolicited Ratings” means ratings on the Bonds issued by an NRSRO other than a hired NRSRO.

“Weighted Average Days Outstanding (Commercial)” means the weighted average number of days DTE Electric’s monthly bills to retail electric distribution customers other than residential retail electric distribution customers of DTE Electric remain outstanding during the calendar year immediately preceding the calculation thereof for purposes of the True-Up Adjustment.

“Weighted Average Days Outstanding (Residential)” means the weighted average number of days DTE Electric’s monthly bills to residential retail electric distribution customers remain outstanding during the calendar year immediately preceding the calculation thereof for purposes of the True-Up Adjustment.

$    SENIOR SECURED SECURITIZATION BONDS, SERIES 2026A

DTE ELECTRIC COMPANY

Sponsor, Depositor and Initial Servicer

DTE ELECTRIC SECURITIZATION FUNDING III LLC

Issuing Entity

PROSPECTUS

Sole Book-Running Manager

Citigroup

Through and including,     , 20  (the 90th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and when offering an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 12. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$	*
Printing and engraving expenses		*
Indenture Trustee fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Rating Agencies’ fees and expenses		*
Structuring agent fees and expenses		*
Organizational Costs		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 13. Indemnification of Directors and Officers

DTE ELECTRIC SECURITIZATION FUNDING III LLC

Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may and has the power to indemnify and hold harmless any member, manager, or other person from and against any and all claims and demands whatsoever. The LLC Agreement of the Issuing Entity provides that the Issuing Entity shall, to the fullest extent permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Issuing Entity) by reason of the fact that he or she is or was a manager, member, special member, officer, controlling Person, legal representative or agent of the Issuing Entity, or is or was serving at the request of the Issuing Entity as a member, manager, director, officer, partner, shareholder, controlling Person, legal representative or agent of another company, partnership, joint venture, trust or other enterprise, against any and all losses, liabilities, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding or in enforcing such person’s right to indemnification hereunder, in each case, actually and reasonably incurred by such Person, if such Person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Issuing Entity, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful; provided that such Person shall not be entitled to indemnification if such judgment, penalty, fine or other expense was directly caused by such Person’s fraud, gross negligence or willful misconduct, or in the case of independent manager or special member, bad faith or willful misconduct. The LLC Agreement of the Issuing Entity provides that expenses incurred in defending or investigating a threatened or pending action, suit or proceeding may be paid by the Issuing Entity in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the member, special member, manager, director, officer, partner, shareholder, controlling Person, legal representative or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Issuing Entity as authorized in the LLC Agreement.

DTE ELECTRIC COMPANY

DTE Electric Company (DTE Electric) is incorporated under the Michigan Business Corporation Act (the Corporation Act).

(a) Indemnification. The DTE Electric articles of incorporation provide that, to the fullest extent permitted by the Corporation Act or any other applicable law, no director shall be personally liable to DTE Electric, as applicable, or its shareholders for or with respect to any acts or omissions in the performance of his or her duties as a director.

DTE Electric’s articles of incorporation provide that each person who is or was or had agreed to become a director or officer, or each such person who is or was serving or who had agreed to serve at the request of the board of directors as an employee or agent or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified to the full extent permitted by the Corporation Act or any other applicable laws as presently or hereafter in effect. In addition, pursuant to the authority granted by Article VII of its articles of incorporation, DTE Electric has entered into indemnification agreements with its officers and directors which provide for indemnification to the maximum extent permitted by law. These agreements set forth certain procedures for the advancement by DTE Electric of certain expenses to indemnitees.

Section 209(1)(c) of the Corporation Act permits a corporation to eliminate or limit a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take action as a director, except liability for (1) the amount of financial benefit received by a director to which he or she is not entitled; (2) the intentional infliction of harm on the corporation or the shareholders; (3) a violation of Section 551 of the Corporation Act, dealing with unlawful distributions; or (4) an intentional criminal act.

Section 561 of the Corporation Act permits a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Sections 562 and 564c of the Corporation Act provide that in a derivative action, i.e., one by or in the right of the corporation, indemnification may be made for expenses, including attorneys’ fees and amounts paid in settlement, actually and reasonably incurred by directors and officers in connection with the action or suit, but only with respect to a matter as to which they have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, except that no indemnification will be made if such person will have been found liable to the corporation, unless and only to the extent that the court in which the action or suit was brought has determined upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses in view of all relevant circumstances, despite such adjudication of liability.

Section 563 of the Corporation Act provides that a director or officer who has been successful on the merits or otherwise in defense of an action, suit or proceeding referred to in Sections 561 and 562, or in defense of a claim, issue, or matter in the action, suit or proceeding, shall be indemnified against actual and reasonable expenses, including attorney’s fees, incurred by him or her in connection with the action, suit or proceeding and an action, suit or proceeding brought to enforce this mandatory indemnification.

Reference is made to the underwriting agreement or agreements filed or incorporated by reference as exhibits hereto, which will provide for indemnification of controlling persons, directors and certain officers of the registrant against certain liabilities.

(b) Insurance. DTE Energy and its affiliates, including DTE Electric, and their directors and officers in their capacities as such are insured against liability for alleged wrongful acts (to the extent defined) under twenty-one insurance policies providing aggregate coverage for DTE Energy and its affiliates, including DTE Electric, in the amount of $300 million.

Item 14. Exhibits

List of Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1	Form of Underwriting Agreement*

3.1	Certificate of Formation of DTE Electric Securitization Funding III LLC

3.2	Form of Amended and Restated Limited Liability Company Agreement of DTE Electric Securitization Funding III LLC

4.1	Form of Indenture between DTE Electric Securitization Funding III LLC and the Indenture Trustee (including forms of the Bonds and form of Series Supplement)

5.1	Opinion of Hunton Andrews Kurth LLP with respect to legality*

8.1	Opinion of Hunton Andrews Kurth LLP with respect to federal tax matters*

10.1	Form of Securitization Property Servicing Agreement between DTE Electric Securitization Funding III LLC and DTE Electric Company, as Servicer

10.2	Form of Purchase and Sale Agreement between DTE Electric Securitization Funding III LLC and DTE Electric Company, as Seller

10.3	Form of Administration Agreement between DTE Electric Securitization Funding III LLC and DTE Electric Company, as Administrator

21.1	List of Subsidiaries

23.1	Consent of Hunton Andrews Kurth LLP (included as part of its opinions filed as Exhibits 5.1, 8.1 and 99.2)*

23.2	Consent of Miller Canfield Paddock and Stone, P.L.C. (included as part of its opinion filed as Exhibit 99.3)*

24.1	Power of Attorney (DTE Electric Company) (included on the signature page to this Registration Statement)

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank Trust Company, National Association

99.1	Financing Order

99.2	Form of Opinion of Hunton Andrews Kurth LLP with respect to U.S. constitutional matters*

99.3	Form of Opinion of Miller Canfield Paddock and Stone, P.L.C. with respect to Michigan constitutional matters*

99.4	Consent of Manager Nominee

107.1	Filing Fee Table

*	To be filed by amendment.

Item 15. Undertakings

(a)	The undersigned registrant hereby undertakes that:

(i)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	As to incorporation by reference, the undersigned registrant hereby undertakes that:

(i)

For purposes of determining any liability under the Securities Act of 1933, each filing of the issuing entity’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(ii)

For the purpose of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)	As to qualification of trust indentures:

The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on the 21st day of August, 2026.

DTE ELECTRIC COMPANY
By:	/s/ Joi M. Harris
Name: Joi M. Harris
Title: Chief Executive Officer and Director

Each of the persons whose signatures appear below constitute and appoint Sarah M. Bello, Matthew P. Misiak and Timothy J. Lepczyk and each of them, the undersigned’s true and lawful attorneys-in-fact and agents with full and several power of substitution, for the undersigned and the undersigned’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joi M. Harris Joi M. Harris	Chief Executive Officer and Director (principal executive officer)	August 21, 2026

/s/ David S. Ruud David S. Ruud	Director, Vice Chairman and Chief Financial Officer (principal financial officer)	August 21, 2026

/s/ Tracy J. Myrick Tracy J. Myrick	Chief Accounting Officer (principal accounting officer)	August 21, 2026

/s/ Lisa A. Muschong Lisa A. Muschong	Director, Vice President, Corporate Secretary and Chief of Staff	August 21, 2026

/s/ Kathrine M. Lorenz Kathrine M. Lorenz	Director, Senior Vice President and Chief Legal Officer	August 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on the 21st day of August, 2026.

DTE ELECTRIC SECURITIZATION FUNDING III LLC
By:	/s/ David S. Ruud
Name: David S. Ruud
Title: Manager and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ David S. Ruud David S. Ruud	Manager and President (principal executive officer)	August 21, 2026

/s/ Case R. Lancaster Case R. Lancaster	Manager and Treasurer (principal financial officer)	August 21, 2026

/s/ Timothy J. Lepczyk Timothy J. Lepczyk	Manager and Secretary (principal accounting officer)	August 21, 2026